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As filed with the Securities and Exchange Commission on May 17, 2018.

Registration No. 333-224660

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

QCR HOLDINGS, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	6022 (Primary Standard Industrial Classification Code Number)	42-1397595 (I.R.S. Employer Identification Number)

3551 7th Street
Moline, Illinois 61265
(309) 736-3580
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Douglas M. Hultquist
President and Chief Executive Officer
QCR Holdings, Inc.
3551 7th Street
Moline, Illinois 61265
(309) 736-3580
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Robert M. Fleetwood Abdul R. Mitha Barack Ferrazzano Kirschbaum & Nagelberg LLP 200 W. Madison Street, Suite 3900 Chicago, Illinois 60606 (312) 984-3100	C. Robert Monroe Jennifer L. Salisbury Stinson Leonard Street LLP 1201 Walnut Street Suite 2900 Kansas City, Missouri 64106-2150 (816) 691-3351

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE PUBLIC:
As soon as reasonably practicable after the Registration Statement becomes effective and after the conditions to the completion of the proposed transaction described in the proxy statement/prospectus have been satisfied or waived.

           If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

           If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐ Emerging growth company ☐

           If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)(4)

Common Stock, $1.00 par value per share	1,699,472	N/A	$37,599,422.33	$4,681.13

(1)
The estimated maximum number of shares of QCR Holdings, Inc. ("QCR") common stock to be issuable upon completion of the merger of QCR and Springfield Bancshares, Inc. ("Springfield"), as described herein and pursuant to the terms of the Agreement and Plan of Merger between QCR and Springfield, dated as of April 17, 2018, and attached to the proxy statement/prospectus as Appendix A. Pursuant to Rule 416, this Registration Statement also covers an indeterminate number of shares of common stock as may become issuable as a result of stock splits, stock dividends or similar transactions.

(2)
The proposed maximum aggregate offering price of QCR's common stock was calculated based upon the market value of shares of Springfield common stock (the securities to be cancelled in the merger) in accordance with Rule 457(f) under the Securities Act as follows: (i) the product of (A) $8.27, the book value of the shares of Springfield common stock computed as of April 30, 2018, and (B) the estimated maximum number of shares of Springfield common stock that may be exchanged in the merger, (ii) minus $8,330,743.50, the estimated aggregate amount of cash that is to be payable in respect of such shares in connection with the merger.

(3)
Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act and computed pursuant to Rules 457(f) and 457(c) under the Securities Act, based on a rate of $124.50 per $1,000,000 of the proposed maximum aggregate offering price.

(4)
Of which $4,660.79 was previously paid.

           The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not offer or sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY COPY—SUBJECT TO COMPLETION, DATED MAY 17, 2018

SPRINGFIELD BANCSHARES, INC.

PROSPECTUS OF QCR HOLDINGS, INC.

PROXY STATEMENT OF SPRINGFIELD BANCSHARES, INC.

Merger Proposal—Your Vote Is Important

DEAR SPRINGFIELD STOCKHOLDERS:

          The board of directors of Springfield Bancshares, Inc. (which we refer to as "Springfield") and QCR Holdings, Inc. (which we refer to as "QCR") have each unanimously approved a transaction that will result in the merger of Springfield with and into QCR (which we refer to as the "merger"). QCR will be the surviving bank holding company in the merger. If the merger is completed, each issued and outstanding share of Springfield common stock will be converted into the right to receive (i) $1.50 in cash; and (ii) 0.3060 shares of QCR common stock (which we refer to as the "exchange ratio"), subject to possible adjustment, including a possible reduction to the cash portion of the merger consideration to the extent that Springfield's adjusted tangible stockholders' equity at the month-end prior to the closing date is less than the applicable threshold described on page 62 of this proxy statement/prospectus, and with cash paid in lieu of fractional shares. As of March 31, 2018, Springfield's tangible stockholders' equity was approximately $44.4 million.

          QCR's common stock currently trades on the Nasdaq Global Market under the symbol "QCRH." Springfield common stock is privately held and not traded in any public market. Based on the closing price of QCR common stock as reported on the Nasdaq Global Market of $44.45 as of April 17, 2018, the trading day immediately preceding the public announcement of the merger, the implied merger consideration that a Springfield stockholder would be entitled to receive for each share of Springfield common stock owned would be $15.10 with an aggregate transaction value of approximately $83.5 million. Based on the closing price of QCR common stock as reported on the Nasdaq Global Market of $47.35 as of May 15, 2018, the latest practicable date before the date of this proxy statement/prospectus, the implied merger consideration that a Springfield stockholder would be entitled to receive for each share of Springfield common stock owned would be $15.99 with an aggregate transaction value of approximately $88.4 million. After the merger is completed, we expect that current QCR stockholders will own approximately 89% of the outstanding shares of common stock of the combined company, and current Springfield stockholders will own approximately 11% of the outstanding shares of common stock of the combined company.

          Among other termination rights described in this proxy statement/prospectus, Springfield is entitled to terminate the merger agreement if the weighted average daily closing sales price of QCR common stock for the 20 trading days ending on the fifteenth day preceding the closing date of the merger (i) is less than $38.19 per share and (ii) represents a percentage change, relative to a base value of $44.93 per share of QCR common stock, that is more than 15% below the percentage change in the Nasdaq Bank Index, measured by comparing the average daily closing value of that index over that 20-day period to a base value of $4,079.11, unless QCR elects to cure either of these deficiencies by increasing the stock or cash portion of the merger consideration.

          We cannot complete the merger unless we obtain the necessary governmental approvals and unless the stockholders of Springfield approve the merger agreement and the transactions contemplated therein. Your vote is important, regardless of the number of shares that you own. Whether or not you plan to attend the special meeting, please take the time to vote by following the voting instructions included in the enclosed proxy card. Submitting a proxy now will not prevent you from being able to vote in person at the special meeting. If you do not vote your shares as instructed in the enclosed proxy card, or if you do not instruct your broker how to vote any shares held for you in "street name," the effect will be a vote against the merger and the transactions contemplated therein.

          The date, time and place of the stockholders' meeting follow:

Date:	June 27, 2018
Time:	10:00 a.m., local time
Place:	DoubleTree Hotel 2431 N. Glenstone Ave. Springfield, Missouri 65803

          This proxy statement/prospectus contains a more complete description of the special meeting of Springfield stockholders and the terms of the merger. We urge you to review this entire document carefully. You may also obtain information about Springfield and QCR from documents that each has filed with the Securities and Exchange Commission (which we refer to as the "SEC").

          Springfield's board of directors recommends that Springfield's stockholders vote "FOR" approval of the merger agreement and the transactions contemplated therein and "FOR" the other matters to be considered at the special meeting.

Sincerely,

Robert C. Fulp Chairman & Chief Executive Officer Springfield Bancshares, Inc.

          You should read this entire proxy statement/prospectus carefully because it contains important information about the merger. In particular, you should read carefully the information under the section entitled "Risk Factors" beginning on page 17.

          Neither the SEC nor any state securities regulatory body has approved or disapproved of the securities to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          The securities to be issued in connection with the merger are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of any of the parties, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

          This proxy statement/prospectus is dated May [    •    ], 2018, and is first being mailed to Springfield's stockholders on or about May [    •    ], 2018.

SPRINGFIELD BANCSHARES, INC.

2006 South Glenstone Avenue
Springfield, Missouri 65804
(417) 882-8111

Notice of Special Meeting of Stockholders

Date:	June 27, 2018
Time:	10:00 a.m., local time
Place:	DoubleTree Hotel 2431 N. Glenstone Ave. Springfield, Missouri 65803

TO SPRINGFIELD STOCKHOLDERS:

        NOTICE IS HEREBY GIVEN that Springfield Bancshares, Inc. (which we refer to as "Springfield") will hold a special meeting of stockholders on June 27, 2018 at 10:00 a.m., local time, at DoubleTree Hotel, 2431 N. Glenstone Ave., Springfield, Missouri 65803. The purpose of the meeting is to consider and vote on the following matters:

  •
  a proposal to approve the Agreement and Plan of Merger, dated as of April 17, 2018, between QCR Holdings, Inc. (which we refer to as "QCR") and Springfield, pursuant to which Springfield will merge with and into QCR, and the transactions contemplated therein. A copy of the merger agreement is included as Appendix A to the proxy statement/prospectus accompanying this notice; and

  •
  a proposal to approve the adjournment of the special meeting to permit further solicitation in the event that an insufficient number of votes are cast to approve the merger agreement and the transactions contemplated therein.

        Holders of record of Springfield common stock at the close of business on May 15, 2018 are entitled to receive this notice and to vote at the special meeting and any adjournments or postponements thereof. Approval of the merger agreement and the transactions contemplated therein requires the affirmative vote of the holders of two-thirds of the outstanding shares of Springfield common stock entitled to vote. Approval of the proposal to adjourn the special meeting requires the affirmative vote of the holders of a majority of shares of Springfield common stock represented in person or by proxy at the special meeting and entitled to vote.

        The board of directors of Springfield unanimously recommends that you vote "FOR" approval of the merger agreement and the transactions contemplated therein and "FOR" approval to adjourn the special meeting to permit further solicitation in the event that an insufficient number of votes are cast to approve the merger agreement and the transactions contemplated therein.

        Your vote is important. Whether or not you plan to attend the meeting, please act promptly to vote your shares. You may vote your shares by completing, signing and dating a proxy card and returning it in the accompanying postage paid envelope. Please review the voting instructions described in this proxy statement/prospectus. If you attend the meeting, you may vote your shares in person, even if you have previously submitted a proxy in writing. Submitting a proxy will ensure that your shares are represented at the meeting.

        We will send you a letter of transmittal separately on a later date with instructions informing you how to send in your stock certificates to the exchange agent to receive your portion of the merger consideration. Please do not send in your stock certificates at this time.

        Under Missouri law, if the merger is completed, Springfield stockholders of record who do not vote to approve the merger agreement, and otherwise comply with the applicable provisions of Missouri law pertaining to objecting stockholders, will be entitled to exercise rights of appraisal and obtain payment in cash for the fair value of their shares of Springfield common stock by following the procedures set forth in detail in this proxy statement/prospectus. A copy of the section of the General and Business Corporation Law of Missouri pertaining to objecting stockholders' rights of appraisal is included as Appendix B to this proxy statement/prospectus.

        If you have any questions regarding the accompanying proxy statement/prospectus, you may contact Staci Ogle, Springfield's Corporate Secretary, at (417) 882-8111 or sogle@SFCbank.com.

By Order of the Board of Directors

Robert C. Fulp Chairman & Chief Executive Officer Springfield Bancshares, Inc.
Springfield, Missouri May [•], 2018

REFERENCES TO ADDITIONAL INFORMATION

        This proxy statement/prospectus incorporates important business and financial information about QCR Holdings, Inc. (which we refer to as "QCR") from documents filed with the Securities and Exchange Commission (which we refer to as the "SEC") that are not included in or delivered with this proxy statement/prospectus. For a listing of the documents incorporated by reference into this proxy statement/prospectus, please see the section entitled "Where You Can Find More Information." You can obtain any of the documents filed with or furnished to the SEC by QCR at no cost from the SEC's website at http://www.sec.gov. You may also request copies of these documents, including documents incorporated by reference in this proxy statement/prospectus, at no cost by requesting them in writing or by telephone at the following address and telephone number:

QCR Holdings, Inc.
3551 7th Street
Moline, Illinois 61265
(309) 736-3580

        The section of this proxy statement/prospectus entitled "Where You Can Find More Information" has additional information about obtaining copies of documents that QCR has filed with the SEC.

        You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five business days before the date of the special meeting. This means that stockholders requesting documents must do so by June 20, 2018, to receive them before the Springfield special meeting.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

        This document, which forms part of a registration statement on Form S-4 filed with the SEC by QCR (File No. 333-224660), constitutes a prospectus of QCR under Section 5 of the Securities Act of 1933, as amended, with respect to the shares of common stock, par value $1.00 per share, of QCR (which we refer to as "QCR common stock") to be issued pursuant to the Agreement and Plan of Merger, dated as of April 17, 2018, by and between QCR and Springfield, as it may be amended from time to time (which we refer to as the "merger agreement"). This document also constitutes a proxy statement of Springfield Bancshares, Inc. (which we refer to as "Springfield") under Section 14(a) of the Securities Exchange Act of 1934, as amended. It also constitutes a notice of meeting with respect to the special meeting at which Springfield stockholders will be asked to consider and vote upon the approval of the merger agreement.

        QCR has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to QCR, and Springfield has supplied all information contained in this proxy statement/prospectus relating to Springfield.

        You should rely only on the information contained in, or incorporated by reference into, this document. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated May [    •    ], 2018, and you should assume that the information in this document is accurate only as of such date. You should assume that the information incorporated by reference into this document is accurate as of the date of the applicable document containing the information incorporated by reference. Neither the mailing of this document to Springfield stockholders nor the issuance by QCR of shares of QCR common stock in connection with the merger will create any implication to the contrary.

        This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

i

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER

        The following questions and answers are intended to briefly address some commonly asked questions regarding the merger, the merger agreement and the special meeting. We urge you to read carefully the remainder of this proxy statement/prospectus because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the appendices to, and the documents incorporated by reference in, this document. See "Where You Can Find More Information."

Q:    What is the proposed transaction?

A:
You are being asked to vote on the approval of a merger agreement that provides for the merger of Springfield Bancshares, Inc. (which we refer to as "Springfield") with and into QCR Holdings, Inc. (which we refer to as "QCR"), with QCR as the surviving company (which we refer to as the "merger proposal"). The merger is anticipated to be completed in the third quarter of 2018. After the completion of the merger, QCR intends to operate Springfield First Community Bank, the wholly owned banking subsidiary of Springfield (which we refer to as "SFC Bank"), under SFC Bank's existing charter as a separate, wholly owned banking subsidiary of QCR.

Q:    What will Springfield stockholders be entitled to receive in the merger?

A:
If the merger is completed, each share of Springfield common stock issued and outstanding immediately prior to the effective time of the merger (other than shares owned by Springfield or QCR and any dissenting shares), will be converted into the right to receive (i) $1.50 in cash, and (ii) 0.3060 shares of QCR common stock (which we refer to as the "exchange ratio"), subject to possible adjustment, including a possible reduction to the cash portion of the merger consideration to the extent that Springfield's adjusted tangible stockholders' equity at the month-end prior to the closing date is less than the applicable threshold described in this proxy statement/prospectus, and with cash paid in lieu of fractional shares. As of March 31, 2018, Springfield's tangible stockholders' equity was approximately $44.4 million. Shares of Springfield common stock held by Springfield stockholders who elect to exercise their dissenters' rights (which we refer to as "dissenting shares") will not be converted into merger consideration. See "Description of the Merger Agreement—Consideration to be received in the merger."

Q:    Will the exchange ratio adjust based on the trading price of QCR common stock prior to closing?

A:
No, the exchange ratio is fixed and will not increase or decrease solely due to changes in the trading price of QCR common stock prior to the closing of the merger. However, the merger agreement includes what is commonly referred to as a "double-trigger termination provision," which permits Springfield to terminate the merger agreement if the weighted average daily closing sales price of QCR common stock for the 20 trading days ending on the fifteenth day preceding the closing date of the merger (which we refer to as the "Determination Date") (i) is less than $38.19 per share and (ii) represents a percentage change, relative to a base value of $44.93 per share of QCR common stock, that is more than 15% below the percentage change in the Nasdaq Bank Index, measured by comparing the average daily closing value of that index over that 20-day period to a base value of $4,079.11. If this occurs and Springfield seeks to terminate the merger agreement, then QCR will have the option to cure either of these deficiencies by increasing the merger consideration accordingly.

Q:    How will Springfield equity awards be treated as a result of the merger?

A:
Each Springfield restricted stock unit which is outstanding immediately prior to the effective time shall be fully vested and each holder thereof will become a holder of Springfield common stock immediately prior to the effective time and shall be entitled to receive the merger consideration. Each option to purchase Springfield's common stock, whether vested or unvested, that is outstanding and unexercised immediately prior to the effective time of the merger will cease to represent a stock option and will be cashed out in an amount of cash equal to the difference between: (i) the sum of (A) $1.50, as may be adjusted pursuant to the terms of the merger agreement as described herein, plus (B) the exchange ratio multiplied by the volume weighted average of the daily closing sales prices of a share of QCR common stock as reported on the Nasdaq Global Market for the 20 consecutive trading days ending on the date immediately preceding the closing date of the merger; and (ii) the exercise price of the option on the date immediately preceding the closing date of the merger.

Q:    What is the value of the per share merger consideration?

A:
The value of the merger consideration to be received by Springfield stockholders will fluctuate as the market price of QCR common stock fluctuates before the completion of the merger. This price will not be known at the time of the Springfield special meeting and may be more or less than the current price of common stock or the price of QCR common stock at the time of the special meeting. Based on the closing stock price of QCR common stock on the Nasdaq Global Market on April 17, 2018, the trading day immediately prior to the public announcement of the merger, of $44.45, the implied merger consideration that a Springfield stockholder would be entitled to receive for each share of Springfield common stock owned would be $15.10 with an aggregate transaction value of approximately $83.5 million. Based on the closing price of QCR common stock as reported on the Nasdaq Global Market of $47.35 as of May 15, 2018, the latest practicable date before the date of this proxy statement/prospectus, the implied merger consideration that a Springfield stockholder would be entitled to receive for each share of Springfield common stock owned would be $15.99 with an aggregate transaction value of approximately $88.4 million. After the merger is completed, we expect that current QCR stockholders will own approximately 89% of the outstanding shares of common stock of the combined company, and current Springfield stockholders will own approximately 11% of the outstanding shares of common stock of the combined company. We urge you to obtain current market quotations for shares of QCR common stock.

Q:    Why do Springfield and QCR want to engage in the merger?

A:
Springfield believes that the merger will provide Springfield stockholders with substantial benefits, and QCR believes that the merger will further its strategic growth plans. To review the reasons for the merger in more detail, see "The Merger—Springfield's reasons for the merger and recommendation of the board of directors" and "The Merger—QCR's reasons for the merger."

Q:    In addition to approving the merger agreement, what else are Springfield stockholders being asked to vote on?

A:
In addition to the merger agreement and the transactions contemplated therein, Springfield is soliciting proxies from holders of its common stock with respect to a proposal to adjourn the Springfield special meeting to permit further solicitation in the event that an insufficient number of votes are cast to approve the merger agreement and the transactions contemplated therein (which we refer to as the "adjournment proposal"). Completion of the merger is not conditioned upon approval of the adjournment proposal.

Q:    What does the Springfield board of directors recommend?

A:
Springfield's board of directors has determined that the merger agreement and the transactions contemplated therein are in the best interests of Springfield and its stockholders. Springfield's board of directors unanimously recommends that you vote "FOR" the approval of the merger agreement and the transactions contemplated therein and "FOR" the approval to adjourn the special meeting to permit further solicitation in the event that an insufficient number of votes are cast to approve the merger agreement and the transactions contemplated therein. To review the reasons for the merger in more detail, see "The Merger—Springfield's reasons for the merger and recommendation of the board of directors."

Q:    What vote is required to approve each proposal at the Springfield special meeting, and how will abstentions and broker non-votes affect the vote?

A:
Approval of the merger agreement and the transactions contemplated therein requires the affirmative vote of the holders of two-thirds of the outstanding shares of Springfield common stock entitled to vote. Abstentions, shares not voted and broker non-votes will have the same effect as a vote against the merger proposal. Approval of the adjournment proposal requires the affirmative vote of the holders of a majority of shares of Springfield common stock represented in person or by proxy at the special meeting and entitled to vote. Abstentions are deemed to be represented at the special meeting and thereby have the same effect as a vote against the adjournment proposal. Shares not voted and broker non-votes will have no effect on the adjournment proposal, although they may prevent Springfield from obtaining a quorum and require Springfield to adjourn the special meeting to solicit additional proxies.

Q:    Why is my vote important?

A:
The merger cannot be completed unless the merger agreement is approved by Springfield stockholders. If you fail to submit a proxy or vote in person at the special meeting, or vote to abstain, or you do not provide your bank, brokerage firm or other nominee with voting instructions, as applicable, this will have the same effect as a vote against the approval of the merger agreement. The Springfield board of directors unanimously recommends that Springfield's stockholders vote "FOR" the merger proposal. Completion of the merger is not conditional upon approval of the adjournment proposal.

Q:    What do I need to do now? How do I vote?

A:
You may vote at the special meeting if you own shares of Springfield common stock of record at the close of business on the record date for the special meeting, May 15, 2018. After you have carefully read and considered the information contained in this proxy statement/prospectus, please vote by a method described on your proxy card. This will enable your shares to be represented at the special meeting. You may also vote in person at the special meeting. If you do not vote by proxy and do not vote at the special meeting, this will make it more difficult to achieve a quorum for the meeting.

Q:    If my shares of common stock are held in "street name" by my bank, broker or other fiduciary, will my bank, broker or other fiduciary automatically vote my shares for me?

A:
No. Your bank, broker or other fiduciary cannot vote your shares without instructions from you. If your shares are held in "street name" through a bank, broker or other fiduciary, you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the bank, broker or other fiduciary. You may not vote shares held in street name by returning a proxy card directly to Springfield, or by voting in person at the Springfield special meeting, unless you provide a "legal proxy," which you must obtain from your broker, bank or other fiduciary. Further, banks, brokers or other fiduciaries that hold shares of Springfield common stock on behalf of their customers may not give a proxy to Springfield to vote those shares with respect to any of the proposals without specific instructions from their customers, as brokers, banks and other fiduciaries do not have discretionary voting power on these matters. Failure to instruct your bank, broker other fiduciary how to vote will have the same effect as a vote against adoption of the merger agreement.

Q:    How will my proxy be voted?

A:
If you complete, sign, date and mail your proxy card, your proxy will be voted in accordance with your instructions. If you sign, date and send in your proxy card, but you do not indicate how you want to vote, your proxy will be voted "FOR" approval of the merger agreement and the other proposals in the notice.

Q:    Can I revoke my proxy and change my vote?

A:
You may change your vote or revoke your proxy prior to the special meeting by filing with the corporate secretary of Springfield a duly executed revocation of proxy or submitting a new proxy with a later date. You may also revoke a prior proxy by voting in person at the applicable special meeting.

Q:    Are there risks I should consider in deciding to vote on the approval of the merger agreement?

A:
Yes, in evaluating the merger agreement and the transactions contemplated therein, you should read this proxy statement/prospectus carefully, including the factors discussed in the section titled "Risk Factors" beginning on page 17.

Q:    What if I oppose the merger? Do I have dissenters' rights?

A:
Springfield stockholders who do not vote in favor of approval of the merger agreement, and otherwise comply with all of the procedures of the General and Business Corporation Law of Missouri (which we refer to as the "MGBCL"), will be entitled to receive payment in cash of the fair value of their shares of Springfield common stock as ultimately determined under the statutory process. A copy of the applicable section of the MGBCL is attached as Appendix B to this document. This "fair value" could be more than the merger consideration but could also be less.

Q:    What are the material tax consequences of the merger to U.S. holders of Springfield common stock?

  The merger is intended to qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (which we refer as the "Internal Revenue Code"), and it is a condition to QCR's and Springfield's obligations to complete the merger that each of them receives a legal opinion from its tax counsel to that effect. However, neither QCR nor Springfield has requested or received a ruling from the Internal Revenue Service that the merger will qualify as a reorganization. U.S. holders of Springfield common stock will recognize gain, but not loss, upon the exchange of their Springfield shares for QCR common stock and cash, but their taxable gain will not exceed the cash they receive in the merger. You may wish to consult with your tax advisor for the specific tax consequences of the merger to you. See "The Merger—Material U.S. federal income tax consequences of the merger."

Q:    When and where is the Springfield special meeting?

A:
The Springfield special meeting will take place on June 27, 2018, at 10:00 a.m. local time, at DoubleTree Hotel, 2431 N. Glenstone Ave., Springfield, Missouri 65803.

Q:    Who may attend the Springfield special meeting?

A:
Only Springfield stockholders on the record date may attend the special meeting. If you are a stockholder of record, you will need to present the proxy card that you received or another proof of identification in order to be admitted into the meeting.

Q:    Should I send in my Springfield stock certificates now?

A:
No. Springfield plans to mail letters of transmittal within five days following the closing date of the merger. After you receive the letter of transmittal, you should complete the letter of transmittal and, if you hold Springfield stock certificates, return them with your completed form to submit them for exchange. Please send the letter of transmittal and your Springfield stock certificates, if any, to the exchange agent, in the envelope provided with the letter of transmittal. Do not send your stock certificates with your proxy card.

Q:    Whom may I contact if I cannot locate my Springfield stock certificate(s)?

A:
If you are unable to locate your original Springfield stock certificate(s), you should follow the instructions regarding lost or stolen stock certificates set forth in the letter of transmittal that will be mailed to you following the closing date of the merger.

Q:    What should I do if I receive more than one set of voting materials?

A:
Springfield stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold shares of Springfield common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold such shares. If you are a holder of record of Springfield common stock and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this proxy statement/prospectus to ensure that you vote every share of Springfield common stock that you own.

Q:    When is the merger expected to be completed?

A:
The merger agreement must be approved by stockholders of Springfield, and we must obtain the necessary regulatory approvals. Assuming Springfield stockholders vote to approve the merger and adopt the merger agreement and we obtain the other necessary approvals and satisfaction or waiver of the other conditions to the closing described in the merger agreement, we expect to complete the merger in the third quarter of 2018. See "Description of the Merger Agreement—Conditions to completion of the merger."

Q:    Is completion of the merger subject to any conditions besides stockholder approval?

A:
Yes. The transaction must receive the required regulatory approvals, and there are other standard closing conditions that must be satisfied. See "Description of the Merger Agreement—Conditions to completion of the merger."

Q:    What happens if the merger is not completed?

A:
Springfield and QCR expect to complete the merger in the third quarter of 2018. However, neither Springfield nor QCR can assure you of when or if the merger will be completed. Springfield and QCR must first obtain the approval of Springfield stockholders for the merger, as well as obtain necessary regulatory approvals and satisfy certain other standard closing conditions. If the merger is not completed, Springfield stockholders will not receive any consideration for their shares and will continue to be Springfield stockholders. Each of QCR and Springfield will remain independent companies. Under certain circumstances, QCR and Springfield may be required to pay the other party a fee with respect to the termination of the merger agreement, as described under "Description of the Merger Agreement—Termination fees."

Q:    Who can answer my other questions?

A:
If you have more questions about the merger or how to submit your proxy, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact: Springfield Bancshares, Inc., Corporate Secretary, 2006 South Glenstone Avenue, Springfield, Missouri 65804, (417) 882-8111.

SUMMARY

        This summary highlights selected information in this proxy statement/prospectus and may not contain all of the information that is important to you. To understand the merger more fully, you should read this entire proxy statement/prospectus carefully, including the Appendices and the documents referred to or incorporated in this proxy statement/prospectus. A copy of the merger agreement is attached as Appendix A to this proxy statement/prospectus and is incorporated by reference herein.

Information about QCR and Springfield

QCR Holdings, Inc.
3551 7th Street
Moline, Illinois 61265
(309) 736-3580

        QCR Holdings, Inc. is a multi-bank financial holding company headquartered in Moline, Illinois, formed in February 1993 under the laws of the state of Delaware. It serves the Quad Cities, Cedar Rapids, Waterloo/Cedar Falls and Rockford communities through the following four wholly-owned banking subsidiaries, which provide full-service commercial and consumer banking and trust and asset management services:

  •
  Quad City Bank & Trust Company, which is based in Bettendorf, Iowa, and commenced operations in 1994;

  •
  Cedar Rapids Bank & Trust Company, which is based in Cedar Rapids, Iowa, and commenced operations in 2001;

  •
  Community State Bank, which is based in Ankeny, Iowa, and was acquired by QCR in 2016; and

  •
  Rockford Bank & Trust Company, which is based in Rockford, Illinois, and commenced operations in 2005.

        QCR engages in direct financing lease contracts through m2 Lease Funds, LLC, a wholly-owned subsidiary of Quad City Bank & Trust Company based in Brookfield, Wisconsin. QCR also engages in correspondent banking through more than 190 relationships with community banking institutions headquartered primarily in Illinois, Iowa, Missouri and Wisconsin.

        As of March 31, 2018, QCR had total assets of approximately $4.0 billion, total gross loans, including held for sale, of approximately $3.1 billion, total deposits of approximately $3.3 billion and total stockholders' equity of approximately $360 million.

        QCR common stock is traded on the Nasdaq Global Market under the ticker symbol "QCRH."

Springfield Bancshares, Inc.
2006 South Glenstone Avenue
Springfield, Missouri 65804
(417) 882-8111

        Springfield Bancshares, Inc. is a Missouri corporation and registered bank holding company for Springfield First Community Bank, a Missouri-chartered commercial bank headquartered in Springfield, Missouri. SFC Bank has 1 facility located in the Springfield, Missouri metropolitan statistical area and was established with local ownership, local employees, and local business people. It offers a broad range of loan products to the residential and commercial markets, as well as retail and business banking services. SFC Bank's founders were driven by the need to form a strong independent community bank with the goal of providing exceptional customer service, achieving superior financial performance and maintaining financial strength.

        As of March 31, 2018, Springfield had consolidated total assets of approximately $560 million, total gross loans of approximately $480 million, total deposits of approximately $446 million and total stockholders' equity of approximately $44.4 million.

        Springfield common stock is privately held and not traded in any public market.

The merger and the merger agreement (See page 61)

        QCR's acquisition of Springfield is governed by a merger agreement. The merger agreement provides that, if all of the conditions set forth in the merger agreement are satisfied or waived, Springfield will be merged with and into QCR. After the consummation of the merger, SFC Bank will be a wholly-owned subsidiary of QCR. The merger is anticipated to be completed in the third quarter of 2018. After the completion of the merger, QCR intends to operate SFC Bank under SFC Bank's existing charter as a separate banking subsidiary of QCR.

        The merger agreement is included as Appendix A to this proxy statement/prospectus and is incorporated by reference herein. We urge you to read the merger agreement carefully and fully, as it is the legal document that governs the merger.

What Springfield stockholders will receive (See page 61)

        If the merger is completed, each share of Springfield common stock issued and outstanding immediately prior to the effective time of the merger (other than shares owned by Springfield or QCR and any dissenting shares), will be converted into the right to receive (i) $1.50 in cash, and (ii) 0.3060 shares of QCR common stock, subject to possible adjustment, including a possible reduction to the cash portion of the merger consideration to the extent that Springfield's adjusted tangible stockholders' equity at the month-end prior to the closing date is less than the applicable threshold described in this proxy statement/prospectus, and with cash paid in lieu of fractional shares. Shares of Springfield common stock held by Springfield stockholders who elect to exercise their dissenters' rights will not be converted into merger consideration.

Material U.S. federal income tax consequences of the merger (See page 51)

        The merger is intended to qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code and it is a condition to QCR's and Springfield's obligations to complete the merger that each of Barack Ferrazzano Kirschbaum & Nagelberg LLP (which we refer to as "Barack Ferrazzano") and Stinson Leonard Street LLP (which we refer to as "Stinson") have delivered opinions, dated as of the closing date, to the effect that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The opinion will not bind the Internal Revenue Service, which could take a different view. Neither QCR nor Springfield has requested or received a ruling from the Internal Revenue Service that the merger will qualify as a reorganization.

        Provided the merger qualifies as a reorganization for United States federal income tax purposes, Springfield stockholders may recognize gain, but will not recognize loss, upon the exchange of their Springfield common stock for shares of QCR common stock and cash. If the sum of the fair market value of the QCR common stock and the amount of cash you receive in exchange for your shares of Springfield common stock exceeds the adjusted basis of your shares of Springfield common stock, you will recognize taxable gain equal to the lesser of the amount of such excess or the amount of cash you receive in the exchange. Generally, any gain recognized upon the exchange will be capital gain, and any such capital gain will be long-term capital gain if you have established a holding period of more than one year for your shares of Springfield common stock. Depending on certain facts specific to you, any gain could instead be characterized as ordinary dividend income.

        Determining the actual tax consequences of the merger to you as an individual taxpayer can be complicated. The tax treatment will depend on your specific situation and many variables not within our control. For these reasons, we recommend that you consult your tax advisor concerning the federal and any applicable state, local or other tax consequences of the merger to you.

Springfield's reasons for the merger; Board recommendation to Springfield's stockholders (See page 33)

        The Springfield board of directors believes that the merger agreement and the transactions contemplated therein are in the best interests of Springfield and its stockholders. Springfield's board of directors unanimously recommends that Springfield stockholders vote "FOR" the proposal to approve the merger agreement and "FOR" adjournment of the Springfield special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement.

Interests of officers and directors of Springfield in the merger may be different from, or in addition to, yours (See page 55)

        When you consider the Springfield board of directors' recommendation to vote in favor of approval of the merger agreement, you should be aware that some of Springfield's directors and officers may have interests in the merger that are different from, or in addition to, your interests as stockholders. These interests include, among others, employment agreements with SFC Bank, the receipt of certain change in control benefits and rights to ongoing indemnification and insurance coverage by the surviving corporation for acts or omissions occurring prior to the merger. These interests also include QCR's agreement to appoint Timothy O'Reilly to serve as a member of QCR's board of directors following the completion of the merger, subject to any necessary regulatory approval and the satisfactory completion of QCR's director nominee due diligence. The Springfield board of directors was aware of these interests and took them into account in reaching its decisions to approve and adopt the merger agreement and to recommend the approval of the merger agreement to Springfield stockholders.

Springfield stockholders will have dissenters' rights in connection with the merger (See page 59)

        Springfield stockholders may assert dissenters' rights in connection with the merger and, upon complying with the requirements of the MGBCL, receive cash in the amount of the fair value of their shares instead of the merger consideration.

        A copy of the section of the MGBCL pertaining to dissenters' rights is attached as Appendix B to this proxy statement/prospectus. You should read the statute carefully and consult with your legal counsel if you intend to exercise these rights.

The merger and the performance of the combined company are subject to a number of risks (See page 17)

        There are a number of risks relating to the merger and to the businesses of QCR, Springfield and the combined company following the merger. See the "Risk Factors" beginning on page 17 of this proxy statement/prospectus for a discussion of these and other risks relating to the merger. You should also consider the other information in this proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus. See the section of this proxy statement/prospectus entitled "Where You Can Find More Information."

Stockholder approval will be required to complete the merger and approve the other proposals set forth in the notice (See page 61)

        Approval by Springfield's stockholders at Springfield's special meeting of stockholders on June 27, 2018 is required to complete the merger. The presence, in person or by proxy, of a majority of the shares of Springfield common stock entitled to vote on the merger agreement is necessary to constitute a quorum at the meeting. Each share of Springfield common stock outstanding on the record date entitles its holder to one vote on the merger agreement and any other proposal listed in the notice. Approval of the merger proposal requires the affirmative vote of the holders of two-thirds of the outstanding shares of Springfield common stock entitled to vote. Abstentions, shares not voted and broker non-votes will have the same effect as a vote against the merger proposal. Approval of the adjournment proposal requires the affirmative vote of the holders of a majority of shares of Springfield common stock represented in person or by proxy at the special meeting and entitled to vote. Abstentions are deemed to be represented at the special meeting and thereby have the same effect as a vote against the adjournment proposal. Shares not voted and broker non-votes will have no effect on the adjournment proposal, although they may prevent Springfield from obtaining a quorum and require Springfield to adjourn the special meeting to solicit additional proxies.

Completion of the merger is subject to regulatory approvals (See page 55)

        The merger cannot proceed without obtaining all requisite regulatory approvals. QCR and Springfield have agreed to take all appropriate actions necessary to obtain the required approvals. The merger of QCR and Springfield is subject to prior approval of the Board of Governors of the Federal Reserve System (which we refer to as the "Federal Reserve"). QCR submitted an application with the Federal Reserve Bank of Chicago on April 23, 2018 seeking the necessary approval. The merger may not be completed until 15 days after receipt of Federal Reserve approval, during which time the United States Department of Justice may challenge the merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of the Federal Reserve's approval, unless a court specifically orders otherwise.

        In addition, the acquisition of control of Springfield requires the approval of the Missouri Division of Finance (which we refer to as the "MDOF"). QCR submitted an application with the MDOF on April 24, 2018 seeking its approval. The MDOF will, within 30 days after receiving the application, issue an order declaring the acquisition to be lawful or unlawful under the provisions of Missouri banking law.

        After the completion of the merger, QCR intends to operate SFC Bank under SFC Bank's existing charter as a separate banking subsidiary. As a Missouri state chartered non-member bank, SFC Bank is regulated by the Missouri Division of Finance and the Federal Deposit Insurance Corporation (which we refer to as the "FDIC"). After the merger, QCR intends to apply for SFC Bank to become a member of the Federal Reserve system. Upon approval, SFC Bank would switch its primary federal regulator to the Federal Reserve.

        While QCR knows of no reason why the approval of any regulatory application would be denied or unduly delayed, it cannot assure you that all regulatory approvals required to complete the merger will be obtained or obtained in a timely manner.

Conditions to the merger (See page 69)

        Closing Conditions for the Benefit of QCR.    QCR's obligations are subject to fulfillment of certain conditions, including:

  •
  accuracy of representations and warranties of Springfield in the merger agreement as of the closing date, except as otherwise set forth in the merger agreement;

  •
  performance by Springfield in all material respects of its obligations under the merger agreement;

  •
  approval of the merger agreement and the transactions contemplated therein at the meeting of Springfield stockholders;

  •
  no proceeding, other than stockholder litigation, involving any challenge to, or seeking damages or other relief in connection with, any transaction contemplated by the merger agreement, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the contemplated transactions, in either case that would reasonably be expected to have a material adverse effect on QCR, as the surviving entity;

  •
  no order, injunction, decree, statute, rule, regulation or other legal restraint or prohibition preventing or making illegal the consummation of the merger or any of the other transactions contemplated by the merger agreement;

  •
  receipt of all necessary regulatory approvals;

  •
  the registration statement, of which this proxy statement/prospectus is a part, concerning QCR common stock issuable pursuant to the merger agreement, having been declared effective by the SEC;

  •
  receipt of a certificate signed on behalf of Springfield certifying (i) the accuracy of the representations and warranties of Springfield in the merger agreement and (ii) performance by Springfield in all material respects of its obligations under the merger agreement;

  •
  receipt of a tax opinion from Barack Ferrazzano that (i) the merger constitutes a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code, (ii) each of QCR and Springfield will be a party to such reorganization within the meaning of Section 368(b) of the Internal Revenue Code, and (iii) no gain or loss will be recognized by holders of Springfield common stock upon the receipt of shares of QCR common stock in exchange for their shares of Springfield common stock, except to the extent of any cash consideration received in the merger and any cash received in lieu of fractional shares of QCR common stock;

  •
  non-objection of the Nasdaq Stock Market, LLC of the listing of the shares of QCR common stock issuable pursuant to the merger agreement on the Nasdaq Global Market;

  •
  certain Springfield employees shall have entered into employment agreements with QCR and SFC Bank; and

  •
  no material adverse change in the financial condition, assets or business of Springfield since the date of the merger agreement.

        Closing Conditions for the Benefit of Springfield.    Springfield's obligations are subject to fulfillment of certain conditions, including:

  •
  accuracy of representations and warranties of QCR in the merger agreement as of the closing date, except as otherwise set forth in the merger agreement;

  •
  performance by QCR in all material respects of its obligations under the merger agreement;

  •
  approval of the merger agreement and the transactions contemplated therein at the meeting of Springfield stockholders;

  •
  no proceeding, other than stockholder litigation, involving any challenge to, or seeking damages or other relief in connection with, any transaction contemplated by the merger agreement, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the contemplated transactions, in either case that would reasonably be expected to have a material adverse effect on QCR, as the surviving entity;

  •
  no order, injunction, decree, statute, rule, regulation or other legal restraint or prohibition preventing or making illegal the consummation of the merger or any of the other transactions contemplated by the merger agreement;

  •
  receipt of all necessary regulatory approvals;

  •
  the registration statement, of which this proxy statement/prospectus is a part, concerning QCR common stock issuable pursuant to the merger agreement, having been declared effective by the SEC;

  •
  receipt of a certificate signed on behalf of QCR certifying (i) the accuracy of representations and warranties of QCR in the merger agreement and (ii) performance by QCR in all material respects of its obligations under the merger agreement;

  •
  receipt of a tax opinion from Stinson that (i) the merger constitutes a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code, (ii) each of QCR and Springfield will be a party to such reorganization within the meaning of Section 368(b) of the Internal Revenue Code, and (iii) no gain or loss will be recognized by holders of Springfield common stock upon the receipt of shares of QCR common stock in exchange for their shares of Springfield common stock, except to the extent of any cash consideration received in the merger and any cash received in lieu of fractional shares of QCR common stock;

  •
  non-objection of the Nasdaq Stock Market, LLC of the listing of the shares of QCR common stock issuable pursuant to the merger agreement on the Nasdaq Global Market; and

  •
  no material adverse change in the financial condition, assets or business of QCR since the date of the merger agreement.

How the merger agreement may be terminated by QCR and Springfield (See page 70)

        QCR and Springfield may mutually agree to terminate the merger agreement and abandon the merger at any time. Subject to conditions and circumstances described in the merger agreement, either QCR or Springfield may also terminate the merger agreement as follows:

  •
  the other party has breached or failed to perform its obligations under the merger agreement, which breach or failure to perform would result in the failure of any of the closing conditions and such breach or failure has not or cannot be cured within the earlier of two days prior to December 31, 2018 and 30 days following written notice to the breaching party, provided its inability to satisfy the condition was not caused by the non-breaching party's failure to comply in all material respects with any of its obligations under the merger agreement;

  •
  any regulatory authority has denied approval of any of the transactions contemplated by the merger agreement or any application for a necessary regulatory approval has been withdrawn at the request of a regulatory authority, provided that such right to terminate is not available to a party whose failure to fulfill any of its obligations under the merger agreement has been the cause of the denial or withdrawal of regulatory approval;

  •
  failure to receive approval by Springfield stockholders for the merger agreement and the transactions contemplated therein following the meeting held for such purpose;

  •
  the merger is not completed by December 31, 2018, provided that such right to terminate is not available to a party whose failure to fulfill any of its obligations under the merger agreement has resulted in the failure of the merger to be completed before such date; or

  •
  a court or regulatory authority has enjoined or prohibited any of the transactions contemplated in the merger agreement.

        In addition, a particular party may terminate the merger agreement as follows:

  •
  QCR may terminate if environmental reports reveal any adverse environmental condition or violation concerning Springfield's real property and the estimated cost to complete remedial work with respect to such condition would exceed $500,000, unless Springfield or SFC Bank agrees to pay or accrue all such expenses prior to the effective time of the merger;

  •
  QCR may terminate if Springfield materially breaches any of its obligations with respect to soliciting alternative acquisition proposals or holding a meeting of its stockholders to approve the merger agreement;

  •
  Springfield may terminate in order to enter into an agreement with respect to an unsolicited superior proposal from a third party;

  •
  QCR may terminate if Springfield's board of directors makes an adverse recommendation to Springfield's stockholders; or

  •
  Springfield may terminate if the weighted average daily closing sales price of QCR common stock for the 20 trading days ending on the Determination Date (i) is less than $38.19 per share and (ii) represents a percentage change, relative to a base value of $44.93 per share of QCR common stock, that is more than 15% below the percentage change in the Nasdaq Bank Index, measured by comparing the average daily closing value of that index over that 20-day period to a base value of $4,079.11, unless QCR elects to cure either of these deficiencies by increasing the merger consideration as described in the section entitled "Description of the Merger Agreement—Consideration to be received in the merger."

Termination fees and expenses may be payable under some circumstances (See page 72)

        Termination Fees Payable by Springfield.    Springfield has agreed to pay QCR a termination fee of $1.5 million if QCR terminates the merger agreement because Springfield has breached or failed to perform its obligations under the merger agreement, which breach or failure to perform would result in the failure of any of the closing conditions and such breach or failure has not or cannot be cured within 30 days, provided its inability to satisfy the condition was not caused by QCR's failure to comply in all material respects with any of its obligations under the merger agreement.

        Springfield has agreed to pay QCR a termination fee of $3.0 million if the merger agreement is terminated under the following circumstances:

  •
  QCR terminates the merger agreement because Springfield breaches its covenant not to solicit an acquisition proposal from a third party or its obligations related to holding a stockholder meeting to approve the merger agreement;

  •
  Springfield terminates the merger agreement in order to enter into an agreement with respect to an unsolicited superior proposal from a third party; or

  •
  If, prior to termination, another acquisition proposal is known to Springfield, has been made directly to Springfield's stockholders or is publically announced, and (i) thereafter the merger agreement is terminated by QCR upon Springfield's material breach of its obligations under the merger agreement and (ii) within six months after such termination Springfield enter into a definitive written agreement with respect to such acquisition proposal.

        Termination Fees Payable by QCR.    QCR has agreed to pay Springfield a termination fee of $1.5 million if Springfield terminates the merger agreement because QCR has breached or failed to perform its obligations under the merger agreement, which breach or failure to perform would result in the failure of any of the closing conditions and such breach or failure has not or cannot be cured within 30 days, provided its inability to satisfy the condition was not caused by Springfield's failure to comply in all material respects with any of its obligations under the merger agreement.

Voting and support agreement (See page 63)

        On April 17, 2018, the directors and certain officers of Springfield agreed to vote all of their shares of Springfield common stock in favor of the merger agreement at the special meeting. The voting and support agreement covers approximately 28.4% of Springfield's outstanding shares of common stock as of May 15, 2018. This voting and support agreement terminates if the merger agreement is terminated in accordance with its terms. A copy of the form of voting and support agreement is attached to this proxy statement/prospectus as Appendix C.

Accounting treatment of the merger (See page 51)

        For accounting and financial reporting purposes, the merger will be accounted for under the acquisition method of accounting for business combinations in accordance with accounting principles generally accepted in the United States (which we refer to as "GAAP").

Certain differences in QCR stockholder rights and Springfield stockholder rights (See page 76)

        Because they will receive QCR common stock, Springfield stockholders will become QCR stockholders as a result of the merger. Their rights as stockholders after the merger will be governed by QCR's certificate of incorporation and bylaws. The rights of QCR stockholders are different in certain respects from the rights of Springfield's stockholders. The material differences are described later in this proxy statement/prospectus.

QCR shares will be listed on Nasdaq (See page 73)

        The shares of QCR common stock to be issued pursuant to the merger will be listed on the Nasdaq Global Market under the symbol "QCRH."

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF QCR

        The following table summarizes selected historical consolidated financial data of QCR for the periods and as of the dates indicated. This information has been derived from QCR's consolidated financial statements filed with the SEC. Historical financial data as of and for the three months ended March 31, 2018 and March 31, 2017 are unaudited and include, in management's opinion, all normal recurring adjustments considered necessary to present fairly the results of operations and financial condition of QCR. You should not assume the results of operations for past periods indicate results for any future period.

        You should read this information in conjunction with QCR's consolidated financial statements and related notes thereto included in QCR's Annual Report on Form 10-K as of and for the year ended December 31, 2017, and in QCR's Quarterly Report on Form 10-Q as of and for the quarter ended March 31, 2018, which are incorporated by reference into this proxy statement/prospectus. See "Where You Can Find More Information."

	As of and for the three months ended March 31,		As of or for the years ended December 31,
	2018	2017	2017	2016	2015	2014	2013
	(dollars in thousands, except per share data)
Statement of Income Data
Interest income	$39,546	$31,345	$135,517	$106,468	$90,003	$85,965	$81,872
Interest expense	7,143	3,676	19,452	11,951	13,707	16,894	17,767

Net interest income	32,403	27,669	116,065	94,517	76,296	69,071	64,105
Provision for loan/lease losses	2,540	2,105	8,470	7,478	6,871	6,807	5,930
Non-interest income	8,541	7,284	30,482	31,037	24,364	21,282	26,846
Non-interest expense(1)	25,863	21,273	97,424	81,486	73,192	65,554	65,465
Income tax expense	1,991	2,390	4,946	8,903	3,669	3,039	4,618

Net income	10,550	9,185	35,707	27,687	16,928	14,953	14,938
Less: preferred stock dividends and discount accretion	—	—	—	—	—	1,082	3,168
Net income attributable to QCR common stockholders	10,550	9,185	35,707	27,687	16,928	13,871	11,770

Per Common Share Data
Net income—Basic(2)	$0.76	$0.70	$2.68	$2.20	$1.64	$1.75	$2.13
Net income—Diluted(2)	0.74	0.68	2.61	2.17	1.61	1.72	2.08
Cash dividends declared	0.06	0.05	0.20	0.16	0.08	0.08	0.08
Dividend payout ratio	7.89%	7.14%	7.46%	7.27%	4.88%	4.57%	3.76%
Closing stock price	$44.85	$42.35	$42.85	$43.30	$24.29	$17.86	$17.03
Balance Sheet Data
Total assets	$4,026,314	$3,381,013	$3,982,665	$3,301,944	$2,593,198	$2,524,958	$2,394,953
Securities	638,229	557,646	652,382	574,022	577,109	651,539	697,210
Total loans/leases	3,054,903	2,435,850	2,964,485	2,405,487	1,798,023	1,630,003	1,460,280
Allowance	36,533	32,059	34,356	30,757	26,141	23,074	21,448
Deposits	3,280,001	2,805,931	3,266,655	2,669,261	1,880,666	1,679,668	1,646,991
Borrowings	334,802	231,534	309,480	290,952	444,162	662,558	563,381
Stockholders' equity:
Preferred	—	—	—	—	—	—	29,799
Common	360,428	295,840	353,287	286,041	225,886	144,079	117,778
Key Ratios
Return on average assets(3)	1.06%	1.12%	1.01%	0.97%	0.66%	0.61%	0.64%
Return on average common equity(2)	11.84	12.63	11.51	10.56	8.79	10.49	11.48
Return on average equity(3)	11.84	12.63	11.51	10.56	8.79	10.48	10.24
Net interest margin, tax equivalent yield (Non-GAAP)(4)(6)	3.64	3.90	3.78	3.75	3.37	3.15	3.03
Efficiency ratio (Non-GAAP)(5)(6)	63.17	60.86	66.48	64.90	72.71	72.55	71.98
Loans/leases to assets	75.87	72.04	74.43	72.85	69.34	64.56	60.97
Loans/leases to deposits	93.14	86.81	90.75	90.12	95.61	97.04	88.66
Nonperforming assets to total assets	0.77	0.81	0.81	0.82	0.74	1.31	1.28
Allowance to total loan/leases	1.20	1.32	1.16	1.28	1.45	1.42	1.47
Allowance to NPLs	202.11	149.89	184.28	144.85	223.33	114.78	104.70
Net charge-offs to average loans/leases	0.01	0.03	0.19	0.14	0.22	0.34	0.31

(1)
Non-interest expense includes several one-time expenses—most notably, $5.4 million and $2.4 million of acquisition and post-acquisition compensation, transition and integration costs for the years ended December 31, 2017 and December 31, 2016, respectively. See Note 2 to the Consolidated Financial Statements in QCR's Annual Report on Form 10-K for the fiscal year ended December 31, 2017 for additional information regarding the acquisition of Guaranty Bank and Trust Company and Community State Bank. Additionally, 2016 and 2015, respectively, included $4.6 million and $7.2 million of losses on debt extinguishment related to the prepayment of certain borrowings.
(2)
Numerator is net income attributable to QCR common stockholders.
(3)
Numerator is net income attributable to QCR.
(4)
Interest earned and yields on nontaxable investments and nontaxable loans are determined on a tax equivalent basis using a 35% tax rate for periods prior to March 31, 2018 and 21% for the period ended March 31, 2018.
(5)
Non-interest expenses divided by the sum of net interest income before provision for loan/lease losses and non-interest income.
(6)
See "Non-GAAP Financial Information."

 COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

        QCR common stock trades on the Nasdaq Global Market under the symbol "QCRH." The following table sets forth the high and low reported trading prices per share of QCR common stock and the cash dividends declared per share for the periods indicated.

Quarter Data	High	Low	Dividend Declared
First quarter 2016	$24.15	$18.05	$0.04
Second quarter 2016	28.74	22.96	0.04
Third quarter 2016	32.19	26.41	0.04
Fourth quarter 2016	44.80	30.31	0.04
First quarter 2017	$45.00	$40.65	$0.05
Second quarter 2017	49.80	40.45	0.05
Third quarter 2017	50.00	39.85	0.05
Fourth quarter 2017	49.70	41.50	0.05
First quarter 2018	$47.75	$40.40	$0.06
Second quarter 2018 (through May 15, 2018)	48.40	44.05	—

        The outstanding shares of Springfield common stock are privately held and are not traded in any public market. The last transaction known by Springfield's management to occur prior to the date of this proxy/statement prospectus was on March 7, 2018, and the sales price was $13.59 per share. The following table sets forth the cash dividends declared per share for the periods indicated for Springfield common stock.

Quarter Data	Dividend Declared
First quarter 2016	$0.50
Second quarter 2016	—
Third quarter 2016	—
Fourth quarter 2016	—
First quarter 2017	$0.62
Second quarter 2017	—
Third quarter 2017	—
Fourth quarter 2017	—
First quarter 2018	$0.74
Second quarter 2018 (through May 15, 2018)	—

        On April 17, 2018, the trading day immediately prior to the public announcement date of the merger agreement, the closing price of QCR common stock was $44.45. On May 15, 2018, the last practicable trading day prior to the mailing date of this proxy statement/prospectus, the closing price of QCR common stock was $47.35.

        Springfield stockholders are urged to obtain current market quotations for shares of QCR common stock and to review carefully the other information contained in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus in considering whether to approve the merger agreement. The market price of QCR common stock will fluctuate between the date of this proxy statement/prospectus and the date of completion of the merger. No assurance can be given concerning the market price of QCR common stock before or after the effective time of the merger. Changes in the market price of QCR common stock prior to the completion of the merger will affect the market value of the merger consideration that Springfield stockholders will receive upon completion of the merger.

RISK FACTORS

        In addition to general investment risks and the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the section "Special Notes Concerning Forward-Looking Statements," you should carefully consider the following risk factors in deciding how to vote for the proposals presented in this proxy statement/prospectus. You should also consider the other information in this proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus. See "References to Additional Information" in the forepart of this proxy statement/prospectus and the section of this proxy statement/prospectus entitled "Where You Can Find More Information."

The Value of the Merger Consideration that Consists of QCR Common Stock Will Fluctuate Based on the Trading Price of QCR Common Stock.

        The number of shares of QCR common stock to be issued in the merger will not automatically adjust based on the trading price of QCR common stock, and the market value of those shares may vary from the closing price of QCR common stock on the date the merger was announced, on the date that this document was mailed to Springfield stockholders, on the date of the special meeting of the Springfield stockholders and on the date the merger is completed and thereafter. Any change in the exchange ratio or the market price of QCR common stock prior to completion of the merger will affect the amount of and the market value of the merger consideration that Springfield stockholders will receive upon completion of the merger. Accordingly, at the time of the special meeting, Springfield stockholders will not know or be able to calculate with certainty the market value of the QCR common stock they would receive upon completion of the merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in business, operations and prospects, and regulatory considerations. Many of these factors are beyond QCR's or Springfield's control. You should obtain current market quotations for shares of QCR common stock before you vote.

The Market Price of QCR Common Stock after the Merger May be Affected by Factors Different from Those Affecting the Shares of Springfield or QCR Currently.

        Upon completion of the merger, holders of Springfield common stock will become holders of QCR common stock. QCR's business differs in important respects from that of Springfield and they currently operate in different markets. Accordingly, the results of operations of the combined company and the market price of QCR common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of QCR and Springfield. For a discussion of the businesses and markets of QCR and Springfield and of some important factors to consider in connection with those businesses, please see the documents incorporated by reference in this proxy statement/prospectus and referred to under "Where You Can Find More Information."

Springfield Stockholders Will Have a Reduced Ownership and Voting Interest After the Merger and Will Exercise Less Influence Over Management.

        Springfield stockholders currently have the right to vote in the election of the Springfield board of directors and on other matters requiring stockholder approval under Missouri law and Springfield's articles of incorporation and bylaws. Upon the completion of the merger, each Springfield stockholder will become a stockholder of QCR with a percentage ownership of QCR that is smaller than such stockholder's percentage ownership of Springfield. Additionally, only one member of the Springfield board of directors upon the completion of the merger is expected to become a member of the QCR board of directors. Based on the number of issued and outstanding QCR common shares and shares of Springfield common stock on May 15, 2018, and based on the 1,699,472 total number of QCR shares of common stock issuable pursuant to the merger, stockholders of Springfield, as a group, will receive shares in the merger constituting approximately 11% of QCR common shares expected to be outstanding immediately after the merger (without giving effect to any QCR common shares held by Springfield stockholders prior to the merger). Because of this, current Springfield stockholders, as a group, will have less influence on the board of directors, management and policies of QCR (as the combined company following the merger) than they now have on the board of directors, management and policies of Springfield.

QCR May Fail to Realize the Anticipated Benefits of the Merger.

        QCR and Springfield have operated and, until the completion of the merger, will continue to operate, independently. The success of the merger, including anticipated benefits and cost savings, will depend on, among other things, QCR's ability to combine the businesses of QCR and Springfield in a manner that permits growth opportunities, including, among other things, enhanced revenues and revenue synergies, an expanded market reach and operating efficiencies, and does not materially disrupt the existing customer relationships of QCR or Springfield nor result in decreased revenues due to any loss of customers. If QCR is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected. Failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected revenues and diversion of management's time and energy and could have an adverse effect on the surviving corporation's business, financial condition, operating results and prospects.

        Certain employees may not be employed by QCR after the merger. In addition, employees that QCR wishes to retain may elect to terminate their employment as a result of the merger, which could delay or disrupt the integration process. It is possible that the integration process could result in the disruption of QCR's or Springfield's ongoing businesses or cause inconsistencies in standards, controls, procedures and policies that adversely affect the ability of QCR or Springfield to maintain relationships with customers and employees or to achieve the anticipated benefits and cost savings of the merger.

        Among the factors considered by the boards of directors of QCR and Springfield in connection with their respective approvals of the merger agreement were the benefits that could result from the merger. There can be no assurance that these benefits will be realized within the time periods contemplated or at all.

Regulatory Approvals May Not Be Received, May Take Longer than Expected or May Impose Conditions that Are Not Presently Anticipated or Cannot Be Met.

        Before the transactions contemplated in the merger agreement can be completed, various approvals must be obtained from the bank regulatory and other governmental authorities. In deciding whether to grant regulatory clearances, the relevant governmental entities will consider a variety of factors, including the regulatory standing of each of the parties. An adverse development in either party's regulatory standing or other factors could result in an inability to obtain one or more of the required regulatory approvals or delay their receipt. The terms and conditions of the approvals that are granted may impose requirements, limitations or costs or place restrictions on the conduct of the combined company's business. QCR and Springfield believe that the merger should not raise significant regulatory concerns and that QCR will be able to obtain all requisite regulatory approvals in a timely manner. Despite the parties' commitments to use their reasonable best efforts to comply with conditions imposed by regulatory entities, under the terms of the merger agreement, QCR and Springfield will not be required to complete the merger if any such approvals would reasonably be expected to materially restrict or burden QCR following the merger. There can be no assurance that regulators will not impose conditions, terms, obligations or restrictions and that such conditions, terms, obligations or restrictions will not have the effect of delaying the completion of the merger, imposing additional material costs on or materially limiting the revenues of the combined company following the merger or otherwise reduce the anticipated benefits of the merger if the merger were completed successfully within the expected timeframe. In addition, neither QCR nor Springfield can provide assurance that any such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the merger. Additionally, the completion of the merger is conditioned on the absence of certain orders, injunctions or decrees by any court or regulatory agency of competent jurisdiction that would prohibit or make illegal the completion of the merger.

The Merger Agreement May Be Terminated in Accordance with Its Terms and the Merger May Not Be Completed.

        The merger agreement is subject to a number of conditions which must be fulfilled in order to complete the merger. Those conditions include: approval of the merger agreement and the transactions it contemplates by Springfield stockholders, receipt of certain requisite regulatory approvals, absence of orders prohibiting completion of the merger, effectiveness of the registration statement of which this proxy statement/prospectus is a part, approval of the issuance of QCR common stock, as applicable, for listing on the Nasdaq Global Market, the accuracy of the representations and warranties by both parties (subject to the materiality standards set forth in the merger agreement) and the performance by both parties of their covenants and agreements, and the receipt by both parties of legal opinions from their respective tax counsels. These conditions to the closing of the merger may not be fulfilled in a timely manner or at all, and, accordingly, the merger may not be completed. In addition, the parties can mutually decide to terminate the merger agreement at any time, before or after stockholder approval, or QCR or Springfield may elect to terminate the merger agreement in certain other circumstances.

Termination of the Merger Agreement Could Negatively Impact Springfield.

        If the merger is not completed for any reason, including as a result of Springfield stockholders declining to approve the merger agreement, the ongoing business of Springfield may be adversely impacted and, without realizing any of the anticipated benefits of completing the merger, Springfield would be subject to a number of risks, including the following:

  •
  Springfield may experience negative reactions from its customers, vendors and employees;

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  Springfield will have incurred substantial expenses and will be required to pay certain costs relating to the merger, whether or not the merger is completed;

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  the merger agreement places certain restrictions on the conduct of Springfield's businesses prior to completion of the merger. Such restrictions, the waiver of which is subject to the consent of QCR (not to be unreasonably withheld, conditioned or delayed), may prevent Springfield from making certain acquisitions or taking certain other specified actions during the pendency of the merger; and

  •
  matters relating to the merger (including integration planning) will require substantial commitments of time and resources by Springfield management, which would otherwise have been devoted to other opportunities that may have been beneficial to Springfield as an independent company.

        If the merger agreement is terminated and Springfield's board of directors seeks another merger or business combination, Springfield stockholders cannot be certain that Springfield will be able to find a party willing to offer equivalent or more attractive consideration than the consideration QCR has agreed to provide in the merger, or that such other merger or business combination will be completed. If the merger agreement is terminated under certain circumstances, Springfield may be required to pay termination fees to QCR.

Springfield Will Be Subject to Business Uncertainties and Contractual Restrictions While the Merger Is Pending.

        Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Springfield and, consequently, on QCR. These uncertainties may impair Springfield's ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with Springfield to seek to change existing business relationships with Springfield. Retention of certain employees may be challenging during the pendency of the merger, as certain employees may experience uncertainty about their future roles. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the business, QCR's business following the merger could be negatively impacted. In addition, the merger agreement restricts Springfield from making certain transactions and taking other specified actions without the consent of QCR until the merger occurs. These restrictions may prevent Springfield from pursuing attractive business opportunities that may arise prior to the completion of the merger.

Springfield Directors and Officers May Have Interests in the Merger Different From the Interests of Springfield Stockholders.

        The interests of some of the directors and executive officers of Springfield may be different from those of Springfield stockholders, and directors and officers of Springfield may be participants in arrangements that are different from, or are in addition to, those of Springfield stockholders. The members of the Springfield's board of directors knew about these additional interests and considered them among other matters, when making its decision to approve the merger agreement, and in recommending that Springfield's common stockholders vote in favor of adopting the merger agreement. Such interests include, among others:

  •
  Entering into employment agreements with certain employees of Springfield;

  •
  The receipt of certain change in control benefits;

  •
  Rights to ongoing indemnification and insurance coverage by the surviving corporation for acts or omissions occurring prior to the merger; and

  •
  The service of Timothy O'Reilly on QCR's board of directors.

        These interests are more fully described in this proxy statement/prospectus under the heading "The Merger—Interests of certain persons in the merger."

The Merger Agreement Contains Provisions that May Discourage Other Companies from Trying to Acquire Springfield for Greater Merger Consideration.

        The merger agreement contains provisions that may discourage a third party from submitting a business combination proposal to Springfield that might result in greater value to Springfield's stockholders than the proposed merger with QCR or may result in a potential competing acquirer proposing to pay a lower per share price to acquire Springfield than it might otherwise have proposed to pay absent such provisions. These provisions include a general prohibition on Springfield from soliciting, or, subject to certain exceptions relating to the exercise of fiduciary duties by Springfield's board of directors, entering into discussions with any third party regarding any acquisition proposal or offers for competing transactions. Springfield also has an unqualified obligation to submit the proposal to approve the merger to a vote by its stockholders, even if Springfield receives an alternative acquisition proposal that its board of directors believes is superior to the merger, unless the merger agreement has been terminated in accordance with its terms. In addition, Springfield may be required to pay QCR a termination fee of $3.0 million upon termination of the merger agreement in certain circumstances involving acquisition proposals for competing transactions. See "Description of the Merger Agreement—Termination" and "Description of the Merger Agreement—Termination fees."

The Opinions of Springfield's Financial Advisor Will Not Reflect Changes in Circumstances between the Signing of the Merger Agreement and the Completion of the Merger.

        Springfield has not obtained an updated opinion from its financial advisor as of the date of this proxy statement/prospectus. Changes in the operations and prospects of Springfield or QCR, general market and economic conditions and other factors that may be beyond the control of Springfield or QCR, and on which Springfield's financial advisor's opinion was based, may significantly alter the value of Springfield or the prices of the QCR common shares or shares of Springfield common stock by the time the merger is completed. The opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion. Because Springfield does not currently anticipate asking its financial advisor to update its opinion, the opinion will not address the fairness of the merger consideration from a financial point of view at the time the merger is completed.

QCR and Springfield Will Incur Transaction and Integration Costs in Connection with the Merger.

        Each of QCR and Springfield has incurred and expects that it will incur significant, non-recurring costs in connection with consummating the merger. In addition, QCR will incur integration costs following the completion of the merger as QCR integrates the businesses of the two companies, including facilities and systems consolidation costs and employment-related costs. There can be no assurances that the expected benefits and efficiencies related to the integration of the businesses will be realized to offset these transaction and integration costs over time. See the risk factor entitled "—QCR May Fail to Realize the Anticipated Benefits of the Merger." QCR and Springfield may also incur additional costs to maintain employee morale and to retain key employees. QCR and Springfield will also incur significant legal, financial advisor, accounting, banking and consulting fees, fees relating to regulatory filings and notices, printing and mailing fees and other costs associated with the merger.

The Shares of QCR Common Stock to be Received by Springfield Common Stockholders as a Result of the Merger Will Have Different Rights From the Shares of Springfield Common Stock.

        Upon completion of the merger, Springfield common stockholders will become QCR stockholders and their rights as stockholders will be governed by the Delaware General Corporation Law (which we refer to as the "DGCL") and the QCR certificate of incorporation and bylaws. The rights associated with Springfield common stock are different from the rights associated with QCR common stock. Please see "Comparison of Rights of QCR Stockholders and Springfield Stockholders" for a discussion of the different rights associated with QCR common stock.

Risks Relating to QCR's Business

        You should read and consider risk factors specific to QCR's business that will also affect the combined company after the merger. These risks are described in the sections entitled "Risk Factors" in QCR's Annual Report on Form 10-K for the fiscal year ended December 31, 2017, and in other documents incorporated by reference into this proxy statement/prospectus. Please see the section entitled "Where You Can Find More Information" of this proxy statement/prospectus for the location of information incorporated by reference into this proxy statement/prospectus.

SPECIAL NOTES CONCERNING FORWARD-LOOKING STATEMENTS

        This proxy statement/prospectus (including information incorporated by reference) contains, and future oral and written statements of QCR and Springfield and members of their management may contain, forward-looking statements, within the meaning of such term in the Private Securities Litigation Reform Act of 1995, with respect to the financial condition, results of operations, plans, objectives, future performance and business of QCR and Springfield. Forward-looking statements, which may be based upon beliefs, expectations and assumptions of QCR's and Springfield's management and on information currently available to management, are generally identifiable by the use of words such as "believe," "expect," "anticipate," "bode," "predict," "suggest," "project," "appear," "plan," "intend," "estimate," "may," "will," "would," "could," "should," "likely," or other similar expressions. Additionally, all statements in this proxy statement/prospectus, including forward-looking statements, speak only as of the date they are made, and neither QCR nor Springfield undertakes any obligation to update any statement in light of new information or future events.

        QCR's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. The factors that could have a material adverse effect on the operations and future prospects of QCR and its subsidiaries are detailed in the "Risk Factors" section included under Item 1A. of Part I of QCR's Annual Report on Form 10-K for the year ended December 31, 2017. In addition to the risk factors described in that section, there are other factors that could have a material adverse effect on the operations and future prospects of QCR and its subsidiaries. These additional factors include, but are not limited to, the following:

  •
  The strength of the local and national economy.

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  Changes in the interest rate environment.

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  The economic impact of exceptional weather occurrences such as tornadoes, floods and blizzards.

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  The economic impact of past and any future terrorist attacks, acts of war or threats thereof and the response of the United States to any such threats and attacks.

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  The impact of cybersecurity risks.

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  The costs, effects and outcomes of existing or future litigation.

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  Changes in accounting policies and practices, as may be adopted by state and federal regulatory agencies, the Financial Accounting Standards Board, the SEC or the Public Company Accounting Oversight Board.

  •
  Unexpected results of acquisitions (including the planned acquisition of Springfield), which may include failure to realize the anticipated benefits of the acquisitions.

  •
  The ability of QCR to manage the risks associated with the foregoing as well as anticipated.

        These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

 NON-GAAP FINANCIAL INFORMATION

        The following tables present certain non-GAAP financial measures related to net interest margin tax equivalent yield and the efficiency ratio. In compliance with applicable rules of the SEC, all non-GAAP measures are reconciled to the most directly comparable GAAP measure. Net interest margin tax equivalent yield (non-GAAP) is reconciled to net interest margin. The efficiency ratio (non-GAAP) is reconciled to noninterest expense, net interest income and noninterest income.

        Net interest margin tax equivalent yield is a financial measure QCR's management utilizes to take into account the tax benefit associated with certain loans and securities. Interest earned and yields on nontaxable securities and loans are determined on a tax equivalent basis using a 35% tax rate for each period prior to March 31, 2018 and 21% for the quarter ended March 31, 2018. The efficiency ratio is utilized by QCR's management to compare QCR to peers. It is standard in the banking industry and widely utilized by investors.

        Non-GAAP financial measures have inherent limitations, are not required to be uniformly applied, and are not audited. Although these non-GAAP financial measures are frequently used by investors to evaluate a company, they have limitations as analytical tools and should not be considered in isolation, or as a substitute for analyses of results as reported under GAAP.

	As of and for the three months ended March 31,		As of and for the years ended December 31,
GAAP TO NON-GAAP RECONCILIATIONS	2018	2017	2017	2016	2015	2014	2013
	(dollars in thousands)
NET INTEREST MARGIN (TEY)
Net interest income (GAAP)	$32,403	$27,669	$116,065	$94,517	$76,296	$69,071	$64,105
Plus: Tax equivalent adjustment	1,353	1,950	9,215	6,021	4,881	3,977	2,605

Net interest income—tax equivalent (Non-GAAP)	$33,756	$29,619	$125,280	$100,538	$81,177	$73,048	$66,710
Average earning assets	$3,759,475	$3,076,356	$3,314,836	$2,678,359	$2,406,213	$2,319,441	$2,200,277
Net interest margin (GAAP)	3.50%	3.65%	3.50%	3.53%	3.17%	2.98%	2.91%
Net interest margin (TEY) (Non-GAAP)	3.64%	3.90%	3.78%	3.75%	3.37%	3.15%	3.03%
EFFICIENCY RATIO
Noninterest expense (GAAP)	$25,863	$21,273	$97,424	$81,486	$73,192	$65,554	$65,465
Net interest income (GAAP)	$32,403	$27,669	$116,065	$94,517	$76,296	$69,071	$64,105
Noninterest income (GAAP)	8,541	7,284	30,482	31,037	24,364	21,282	26,846

Total income	$40,944	$34,953	$146,547	$125,554	$100,660	$90,353	$90,951
Efficiency ratio (noninterest expense/total income) (Non-GAAP)	63.17%	60.86%	66.48%	64.90%	72.71%	72.55%	71.98%

 INFORMATION ABOUT THE SPECIAL MEETING OF SPRINGFIELD STOCKHOLDERS

Purpose

        Springfield stockholders are receiving this proxy statement/prospectus because on May 15, 2018, the record date for the special meeting of stockholders to be held on June 27, 2018, at DoubleTree Hotel, 2431 N. Glenstone Ave., Springfield, Missouri, 65803, at 10:00 a.m, local time, they owned shares of the common stock of Springfield, and the board of directors of Springfield is soliciting proxies for the matters to be voted on at this special meeting, as described in more detail below. Copies of this proxy statement/prospectus began to be mailed to holders of Springfield common stock on May [    •    ], 2018, and is accompanied by a proxy card for use at the special meeting and at any adjournment(s) of the meeting.

        At the special meeting, Springfield board of directors will ask you to vote upon the following:

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  a proposal to approve the merger agreement and the transactions contemplated therein; and

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  a proposal to approve an adjournment of the special meeting to permit further solicitation in the event that an insufficient number of votes are cast to approve the merger agreement and the transactions contemplated therein.

        When you sign the enclosed proxy card or otherwise vote pursuant to the instructions set forth on the proxy card, you appoint the proxy holder as your representative at the special meeting. The proxy holder will vote your shares as you have instructed in the proxy card, thereby ensuring that your shares will be voted whether or not you attend the special meeting. Even if you plan to attend the special meeting, we ask that you instruct the proxies how to vote your shares in advance of the special meeting just in case your plans change.

        If you have not already done so, please complete, date and sign the accompanying proxy card and return it promptly in the enclosed, postage paid envelope or otherwise vote pursuant to the instructions set forth on the proxy card. If you do not vote your shares as instructed on the proxy card, or if you do not attend and cast your vote at the special meeting, the effect will be a vote against the merger agreement and the transactions contemplated therein.

Record date, quorum and vote required

        The record date for the Springfield special meeting is May 15, 2018. Springfield's stockholders of record as of the close of business on that day will receive notice of and will be entitled to vote at the special meeting. As of the record date, there were 5,457,329 shares of Springfield common stock outstanding and entitled to vote at the special meeting. The outstanding shares are held by approximately 163 holders of record.

        The presence, in person or by proxy, of a majority of the shares of Springfield common stock entitled to vote on the merger agreement is necessary to constitute a quorum at the special meeting. Each share of Springfield common stock outstanding on the record date entitles its holder to one vote on the matters being brought before the special meeting.

        To determine the presence of a quorum at the special meeting, Springfield will also count as present the shares of Springfield common stock present in person but not voting, and the shares of common stock for which Springfield has received proxies but with respect to which the holders of such shares have abstained or signed without providing instructions. Broker non-votes are not counted as present for the purposes of determining quorum. Based on the number of shares of Springfield common stock outstanding as of the record date, at least 2,728,665 shares need to be present at the special meeting, whether in person or by proxy, to constitute a quorum.

        Approval of the merger proposal requires the affirmative vote of the holders of two-thirds of the outstanding shares of Springfield common stock entitled to vote. Abstentions, shares not voted and broker non-votes will have the same effect as a vote against the merger proposal. Approval of the adjournment proposal requires the affirmative vote of the holders of a majority of shares of Springfield common stock represented in person or by proxy at the special meeting and entitled to vote. Abstentions are deemed to be represented at the special meeting and thereby have the same effect as a vote against the adjournment proposal. Shares not voted and broker non-votes will have no effect on the adjournment proposal, although they may prevent Springfield from obtaining a quorum and require Springfield to adjourn the special meeting to solicit additional proxies.

        As of the record date for the special meeting, Springfield's directors and executive officers owned a total of 1,550,686 shares, or approximately 28.4% of the outstanding shares, of Springfield common stock. These individuals have entered into a written agreement with QCR that they will vote their shares in favor of the merger agreement, except as may be limited by their fiduciary obligations.

How to vote your shares

        If you properly complete and timely submit your proxy, your shares will be voted as you have directed. You may vote for, against, or abstain with respect to the matters brought before the special meeting. If you are the record holder of your shares and submit your proxy without specifying a voting instruction, your shares will be voted as the Springfield board of directors recommends and will be voted "FOR" approval of the merger agreement and the transactions contemplated therein and "FOR" the adjournment of the special meeting to permit further solicitation in the event that an insufficient number of votes are cast to approve the merger agreement and the transactions contemplated therein. If you do not vote your shares as instructed on the proxy card, or if you do not attend and cast your vote at the special meeting, the effect will be a vote against the merger agreement.

        You should not send any stock certificates with your proxy card. If the merger is approved, you will receive instructions for exchanging your stock certificates after the merger has been completed.

Shares held in "street name"

        If you hold shares in "street name" with a broker, bank or other fiduciary, you will receive voting instructions from the holder of record of your shares. Under the rules of various national and regional securities exchanges, brokers, banks and other fiduciaries may generally vote your shares on routine matters, such as the ratification of an independent registered public accounting firm, even if you provide no instructions, but may not vote on non-routine matters, such as the matters being brought before the special meeting, unless you provide voting instructions. Shares for which a broker does not have the authority to vote are recorded as "broker non-votes" and are not counted in the vote by stockholders or for purposes of a quorum. As a result, any broker non-votes will have the practical effect of a vote against the merger proposal but will not affect the adjournment proposal.

        We therefore encourage you to provide directions to your broker, bank or other fiduciary as to how you want your shares voted on all matters to be brought before the special meeting. You should do this by carefully following the instructions your broker gives you concerning its procedures. Your broker, bank or other fiduciary may allow you to deliver your voting instructions via the telephone or the Internet. Please see the instruction form provided by your broker, bank or other fiduciary that accompanies this proxy statement. If you wish to change your voting instructions after you have returned your voting instruction form to your broker, bank or other fiduciary, you must contact your broker, bank or other fiduciary. If you want to vote your shares of Springfield common stock held in street name in person at the special meeting, you will need to obtain a written proxy in your name from your broker, bank or other fiduciary.

Revocability of proxies

        You may revoke your proxy at any time before the vote is taken at the special meeting, regardless of whether you submitted your original proxy by mail, the Internet or telephone. To revoke your proxy, you must either advise the Corporate Secretary of Springfield in writing before your Springfield common stock has been voted at the special meeting, deliver a later dated proxy or attend the special meeting and vote your shares in person. Attendance at the special meeting will not in itself constitute revocation of your proxy.

        All written notices of revocation and other communication with respect to the revocation of proxies should be addressed to: Springfield Bancshares, Inc., Corporate Secretary, 2006 Glenstone Avenue, Springfield, Missouri 65804. If you hold your shares in the name of a broker, bank or other fiduciary and desire to revoke your proxy, you will need to contact your broker, bank or other fiduciary to revoke your proxy.

Proxy solicitation

        Springfield will pay the costs associated with the solicitation of proxies for the special meeting. Springfield will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of Springfield. In addition to the solicitation of proxies by mail, directors, officers and employees of Springfield may solicit proxies personally or by telephone. None of these persons will receive additional compensation for these activities.

 THE SPRINGFIELD PROPOSALS

Proposal 1—Approval of the Merger Agreement

        At the Springfield special meeting, stockholders of Springfield will be asked to approve the merger agreement, pursuant to which Springfield will merge with and into QCR, and the transactions contemplated therein. Stockholders of Springfield should read this proxy statement/prospectus carefully and in its entirety, including the appendices, for more detailed information concerning the merger agreement and the transactions contemplated therein. A copy of the merger agreement is attached to this proxy statement/prospectus as Appendix A.

        For the reasons discussed in this proxy statement/prospectus, the board of directors of Springfield unanimously determined that the merger agreement and the transactions contemplated therein are in the best interests of Springfield and its stockholders, and unanimously adopted and approved the merger agreement. The board of directors of Springfield unanimously recommends that Springfield stockholders vote "FOR" approval of the merger agreement and the transactions contemplated therein.

 Proposal 2—Adjournment of the Special Meeting

        If, at the Springfield special meeting, the number of shares of Springfield common stock cast in favor of the merger agreement is insufficient to approve the merger agreement and the transactions contemplated therein, Springfield intends to move to adjourn the Springfield special meeting in order to enable the board of directors of Springfield to solicit additional proxies for approval of the merger agreement and the transactions contemplated therein. In this proposal, Springfield is asking its stockholders to authorize the holder of any proxy solicited by the board of directors of Springfield, on a discretionary basis, to vote in favor of adjourning the Springfield special meeting to another time and place for the purpose of soliciting additional proxies.

        The board of directors of Springfield unanimously recommends a vote "FOR" the proposal to adjourn the special meeting.

THE MERGER

        This section of the proxy statement/prospectus describes material aspects of the merger. While QCR and Springfield believe that the description covers the material terms of the merger and the related transactions, this summary may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus, the attached Appendices and the other documents to which this proxy statement/prospectus refers for a more complete understanding of the merger. The agreement and plan of merger attached hereto as Appendix A, not this summary, is the legal document which governs the merger.

General

        The Springfield board of directors is using this proxy statement/prospectus to solicit proxies from the holders of Springfield common stock for use at the Springfield special meeting of stockholders, at which Springfield stockholders will be asked to approve the merger agreement and thereby approve the merger. When the merger is completed, Springfield will merge with and into QCR and will cease to exist, which will result in SFC Bank being a wholly-owned subsidiary of QCR. The merger is anticipated to be completed in the third quarter of 2018. After the completion of the merger, QCR intends to operate SFC Bank under SFC Bank's existing charter as a separate banking subsidiary of QCR.

        If the merger is completed, each share of Springfield common stock issued and outstanding immediately prior to the effective time of the merger (other than shares owned by Springfield or QCR and any dissenting shares), will be converted into the right to receive, at the election of the stockholder, either (i) $1.50 in cash, and (ii) 0.3060 shares of QCR common stock, subject to possible adjustment, including a possible reduction to the cash portion of the merger consideration to the extent that Springfield's adjusted tangible stockholders' equity at the month-end prior to the closing date is less than the applicable threshold described in this proxy statement/prospectus, and with cash paid in lieu of fractional shares. Shares of Springfield common stock held by Springfield stockholders who elect to exercise their dissenters' rights will not be converted into merger consideration.

Background of the merger

        From time to time, Springfield's board of directors and management evaluate and discuss strategies to strengthen Springfield's business and to enhance profitable growth and value for its stockholders while giving consideration to developments in the banking industry, including industry consolidation, the regulatory environment, conditions in the markets that Springfield serves, competitive considerations and other factors. Springfield's board of directors also regularly reviews the company's performance, risks, opportunities, stock valuation, capital needs, technological investments, infrastructure requirements and long-term objectives.

        Similarly, over the past several years, QCR's board of directors has actively and thoughtfully considered QCR's business and strategic direction, and has explored ways to take advantage of the different opportunities to grow, both organically and through strategic transactions, particularly in new markets in the Midwestern United States, including the Springfield, Missouri market. QCR has completed several acquisitions over the past five years and in connection with their continuing strategic planning, QCR's executive management and members of its board have met frequently with investment banking firms, including representatives of Keefe, Bruyette & Woods, Inc. (which we refer to as "KBW"), to discuss various trends in the industry, the sale and acquisition market and particular financial institutions. The executive management team regularly reported this information to the full board of directors to keep the directors properly knowledgeable and informed on QCR's strategic alternatives.

        Springfield has formulated its business plan with the intent of providing maximum value to its stockholders by enhancing Springfield's franchise value through strong financial performance. The Springfield board of directors and its executive officers have continuously evaluated the cost of adding additional financial products, locations and alternative delivery methods in an effort to remain competitive in the marketplace while implementing a growth strategy, continuing to deliver the current array of services to Springfield's customers and providing competitive returns to Springfield's stockholders.

        In addition, as part of Springfield's ongoing effort to improve its community banking franchise and to enhance stockholder value, the Springfield board of directors and Springfield's management have periodically reviewed various strategic opportunities available to Springfield, including, among other things, continued independence, acquisitions of smaller banking institutions in or near the markets Springfield serves and strategic mergers with or acquisitions by other financial institutions. To assist with the evaluation and analysis of potential mergers, strategic affiliations and acquisitions, in April 2016, the Springfield board of directors formed a committee comprised of certain members of Springfield's board of directors and executive officers from SFC Bank (which we refer to as the "M&A Committee").

        When considering strategic alternatives from time to time, Springfield's M&A Committee examined the possibility of acquiring other institutions to gain additional profitability through economies of scale. However, acquisition opportunities were limited due in large part to the absence of appropriately-sized targets available for potential acquisition at an attractive price and located in attractive markets consistent with Springfield's strategies.

        The M&A Committee also considered the merits of maintaining Springfield's independence, versus the opportunity to pursue additional stockholder value through the potential sale of Springfield. The independence strategy was maintained in recent years due to, among other things, the strong financial performance of Springfield and its prospects for generating additional stockholder value through organic growth.

        However, over the past few years, Springfield management, the M&A Committee and the Springfield board of directors assessed significant operating risk increases in the banking industry. Specifically, the increasing costs and regulatory burdens associated with increasing compliance and safety and soundness obligations, necessary technology enhancements, required infrastructure investment, cybersecurity risks and increasing competition were noted as challenges to a continued independence strategy.

        In addition, the M&A Committee have viewed the general lack of liquidity in Springfield common stock as a weakness to the independence strategy as shares of Springfield common stock are not traded in an established market and they are traded infrequently. Moreover, operating Springfield as an S-Corporation impacts the liquidity of its common stock.

        The M&A Committee also began to recognize and discuss that as the financial performance, market share and reputation of Springfield continued to grow, so too did the prospects and rationale for pursuing a potential combination with a larger company that would increase Springfield's scale, scope, strength and diversity of operations, product lines and delivery systems, enhancing its ability to provide more comprehensive financial services, higher loan limits and the ability to take advantage of keeping a larger portion of Springfield's loan participations that have been or may be sold to third parties. As the performance and profile of Springfield increased, the M&A Committee anticipated that the interest of larger banking institutions with a presence in or desire to access the Springfield, Missouri market would also increase.

        All of these factors combined led to Springfield's serious consideration of whether the present independence strategy should continue as is or be modified to seek a strategic merger. Based on,

among other things, Springfield's internal strengths (solid financial performance and metrics, low levels of classified assets, experienced employees and projected growth rates) combined with optimism in the political and economic climate (rising interest rates, presumed softening of the bank regulatory environment and potential corporate income tax cuts), the M&A Committee unanimously determined to preliminarily explore the possibility of merging Springfield in the relatively near-term. The M&A Committee authorized management to consult with its corporate counsel, Stinson, to provide guidance on the initial phases of a potential merger process and to explore the engagement of an investment banking firm to act as financial advisor to Springfield in connection with a potential sale of the company.

        On June 15, 2016, a representative from Springfield executive management had an introductory meeting with a representative from D.A. Davidson (which we refer to as "Davidson") and another investment bank to discuss each of their respective companies and the prospects of potentially working together.

        During the latter half of 2016 and into the early part of 2017, executives from Springfield met with representatives from other investment banking firms to receive their recommendations regarding the strategic course for Springfield. In addition, during this time frame members of the M&A Committee and executives from Springfield had introductory meetings with some potential merger partners, but no specific pricing terms were discussed.

        Two follow-up meetings between Springfield executive management and Davidson occurred on August 23, 2016 and on February 6, 2017. During both of these meetings Davidson addressed among other things: (i) Davidson's industry experience and qualifications in merger transactions; (ii) recent stock market performance, with an emphasis on the financial institutions sector; (iii) the capital market alternatives for community banks; (iv) factors influencing the mergers and acquisitions market for community banks; (v) an analysis of theoretical acquisition opportunities for Springfield; (vi) detailed modeling regarding a hypothetical acquisition opportunity; (vii) precedent merger transactions; (viii) a select list of potential merger partners, including considerations for evaluation of each potential merger partner; (ix) an overview of the merger transaction process and timeline; and, (x) analysis of stock versus cash as transaction consideration. Specifically, for each potential merger partner, Davidson provided publicly available general company information, financial information, including select income statement and balance sheet information, financial performance ratios, deposit and loan composition, stock performance, stock liquidity, a summary of large stockholders and a pro forma branch map.

        On March 3, 2017, Springfield engaged Davidson to provide financial advisory and investment banking services. In approving the engagement of Davidson, Springfield considered, among other things, the type and amount of Davidson's fees, Davidson's expertise in advising financial institutions, including in merger transactions, and Davidson's professional reputation.

        Throughout the spring of 2017, Springfield and Davidson discussed the parameters of Davidson's engagement. Executives from Springfield stressed the preference for a transaction that was predominately stock consideration (although there was an openness to an all cash deal) and that was a financially attractive proposal and with a partner that could assist Springfield in providing a broader and deeper product offering. The M&A Committee believed that partnering with another bank holding company would be beneficial to Springfield's stockholders.

        In April 2017, representatives of Davidson worked with management of Springfield as well as representatives of Stinson to develop materials necessary for the process, including preparing confidentiality agreements and a confidential information memorandum.

        From May to September 2017, Davidson reached out to and had introductory discussions with a select group of potential merger partners that could potentially address Springfield's merger partner requirements. Over that time period, potential partners, including QCR on May 2, 2017, executed a confidentiality agreement to move forward with their diligence review. Springfield management, with the assistance of Davidson, had in-person meetings with representatives of six of the potential partners, including QCR. On August 31, 2017 and September 1, 2017, Springfield had preliminary discussions with QCR. The parties spoke about developing discussions further and the possibility of a combination over the ensuing months.

        Throughout the fall of 2017, Springfield, QCR and their respective advisors continued discussions and exchanged additional information on the companies and the prospects of forming a mutual partnership.

        On September 18, 2017, Springfield received a verbal acquisition proposal from a potential merger partner at an indicated per share value of $13.00 to $13.25 with a transaction consideration of 80% stock and 20% cash. Springfield rejected this initial proposal. On September 20, 2017, the same merger partner increased the per share consideration to a range of $13.25 to $13.50. Springfield rejected this revised verbal proposal as well.

        On October 13, 2017, Robert C. Fulp, Springfield's Chairman and Chief Executive Officer, Monte McNew, Springfield's President and a director, and Charlie O'Reilly, a director of Springfield, along with other members of the M&A Committee, met with Douglas M. Hultquist, QCR's President and Chief Executive Officer, Todd A. Gipple, QCR's Executive Vice President, Chief Operating Officer and Chief Financial Officer, John H. Anderson, President and Chief Executive Officer of Quad City Bank and Trust Company, a subsidiary of QCR, Cathie S. Whiteside, then an Executive Vice President of QCR, and Linda K. Neuman and George T. Ralph III, directors of QCR, regarding their respective businesses, cultures and operating philosophies, the general banking environment and Springfield's general ongoing strategy. During November and December 2017, QCR continued its preliminary due diligence review of Springfield, including Springfield's loan portfolio, participation loans and other financial matters.

        On December 18, 2017, a preliminary non-binding proposal from QCR was verbally communicated to Davidson by QCR's financial advisor, KBW. The details of the preliminary non-binding proposal implied an approximately $80.5 million transaction value or $14.27 per Springfield share. Specifically, a 90% stock and 10% cash deal, with the stock component fixed at 0.28944 shares of QCR for each share of Springfield and $1.42 per share in cash. Springfield did not accept this verbal proposal and from mid-December 2017 to mid-January 2018 the parties worked through several of the merger assumptions in greater detail.

        On January 24, 2018, Springfield received a written, non-binding letter of intent from QCR providing updated financial terms. Specifically, a 90% stock and 10% cash deal, with the stock component fixed at 0.3060 shares of QCR for each share of Springfield and $1.50 per share in cash. The implied aggregate deal value was approximately $85.5 million or $15.06 per Springfield share.

        On February 7, 2018, Springfield's M&A Committee, along with representatives from Stinson and Davidson discussed, reviewed and analyzed QCR's updated proposal. Stinson advised the M&A Committee of the fiduciary and legal obligations applicable when considering a merger or sale of Springfield and entering into a non-binding letter of intent.

        Davidson provided a detailed presentation for the M&A Committee, which addressed, among other things: a capital markets and merger market activity update; a summary of QCR's updated proposal including: (i) transaction consideration, (ii) price per share, (iii) implied transaction value and valuation ratios, (iv) exchange ratio, (v) transaction structure, (vi) certain non-financial aspects of the QCR proposal, (v) precedent merger transactions, and, (vi) detailed modeling on the proposed merger with QCR. In addition, Davidson provided additional publicly available information on QCR including: (i) general company information, (ii) summary financial information, (iii) including select income statement and balance sheet information, (iv) financial performance ratios, (v) deposit and loan composition, (vi) stock performance, (vii) stock liquidity, (viii) summary historical merger transactions, (ix) institutional stockholder ownership, and (x) institutional equity research on QCR in addition to other materials.

        The M&A Committee engaged in an in-depth and detailed discussion on a range of topics, including, among other things: (i) the perceived relative advantages and disadvantages of QCR as a merger partner; (ii) the business and prospects of QCR and how Springfield's business would align; (iii) the perceived relative merits of owning the common stock of QCR; (iv) the perceived market reaction to a merger transaction between Springfield and QCR; and, (v) the value of the merger consideration proposed by QCR. After the discussion, the M&A Committee unanimously determined that QCR was an optimal merger partner for Springfield and that QCR's updated letter of intent was acceptable, subject to some questions and refinements including the inclusion of a double-trigger walkaway right. Once the follow-up questions were answered and refinements addressed, Springfield executed a revised non-binding letter of intent with QCR on February 20, 2018. Promptly after the execution of the revised non-binding letter of intent, the parties began to exclusively negotiate a definitive agreement and complete due diligence on one another.

        In February and March 2018, QCR completed an extensive due diligence review of Springfield, including a detailed financial review, credit review and management interviews, among other traditional merger-related review processes.

        Representatives for Barack Ferrazzano prepared the initial draft of a proposed merger agreement and, after multiple discussions with QCR's management team, delivered the initial draft of a merger agreement, with terms that followed the final letter of intent, to Stinson on March 9, 2018. During March and April 2018, Stinson and Barack Ferrazzano, with the participation of QCR and Springfield management and Davidson and KBW, negotiated the definitive merger agreement. Multiple drafts of the merger agreement were exchanged between Stinson and Barack Ferrazzano and several topics were discussed and negotiated, including with respect to Springfield's double-trigger walkaway right and a purchase price adjustment based on Springfield's closing total tangible stockholders' equity. Also, during this time period, each party completed due diligence and prepared, circulated and finalized its disclosure schedules listing certain supplements and exceptions to the representations and warranties and covenants contained in the merger agreement.

        In April 2018, Springfield and Davidson completed a reverse due diligence review on QCR, including review of QCR financials, internal documents and discussions with QCR's management team customary in this type of combination.

        At a QCR board meeting on April 11, 2018, the board met with representatives of management, KBW and Barack Ferrazzano to receive an update on the negotiations of the transaction and the current negotiated terms. Representatives of KBW discussed the financial aspects of the proposed transaction. Representatives of Barack Ferrazzano led a discussion summarizing the merger agreement, the scope of the representations and warranties, the nature of the parties' covenants prior to closing, the proposed closing conditions and the termination provisions. They also discussed the directors' fiduciary duties with regard to such a transaction. The QCR board engaged in a lengthy discussion regarding the proposed transaction and the rationales for proceeding with the transaction, which are discussed in more detail in the section entitled "The Merger—QCR's reasons for the merger." Following that discussion, it was the consensus of the board to continue moving forward with completing the documentation of the transaction with the goal of announcing the transaction by the middle of the following week.

        Over the next several days, representatives of QCR and Springfield continued to review and discuss the merger agreement, as well as the terms of the voting agreement.

        On April 16, 2018, the Springfield board of directors held a special meeting. A representative from Stinson and a representative from Davidson attended the meeting. Stinson advised that a proposed merger agreement had been successfully negotiated and would be presented for adoption by the Springfield board of directors at the meeting. Stinson advised of the fiduciary and legal obligations applicable to directors when considering a merger or sale of Springfield and provided its oral opinion that the merger would be in substantial compliance with all applicable laws. Stinson provided a comprehensive review of the proposed merger agreement, including customary "fiduciary out" provisions in the event Springfield were to receive a superior proposal and the voting agreements certain stockholders were being requested to execute.

        Davidson presented its fairness opinion analysis. This analysis included, among other things, an overview of the sales process, timeline and due diligence summary; a review of the fairness opinion process; a summary of the terms of the proposed merger, including the merger consideration; transaction metrics, including implied valuation multiples; a price sensitivity analysis; implied per share transaction value based on QCR's common stock performance for the last 12 months; pro forma metrics, including the earn-back period for dilution to QCR's tangible book value; a contribution analysis; peer analyses; precedent merger transactions; a net present value analysis; and financial and stock information about QCR. Davidson delivered its oral opinion that, as of April 16, 2018, and based upon and subject to the assumptions presented, the Per Share Merger Consideration (as defined in the merger agreement) to be paid in the merger was fair, from a financial point of view, to Springfield's stockholders.

        The board of directors engaged in an in-depth and detailed discussion about the merger agreement and the fairness opinion analysis. Following the discussion, the board of directors unanimously determined that the merger would be in substantial compliance with all applicable laws and in the best interests of Springfield and its stockholders, adopted the merger agreement, approved and authorized the merger and related transactions, recommended that Springfield stockholders approve the merger agreement and authorized Springfield's executive management to negotiate any final changes to, and to execute and deliver, the merger agreement and the related agreements.

        On April 17, 2018, the QCR board of directors held a special meeting with representatives of management, KBW and Barack Ferrazzano. The board discussed the agreement and confirmed that there were no substantive changes to the agreement or the rationales of the transaction that were discussed at the meeting held on April 11, 2018. Following further discussion, the QCR board unanimously approved the merger agreement and the transactions contemplated thereby.

        On April 17, 2018, QCR and Springfield entered into the merger agreement, and on April 18, 2018, QCR and Springfield issued a joint press release announcing the execution of the merger agreement. Additionally, Springfield announced the transaction at its annual meeting of stockholders on April 18, 2018.

Springfield's reasons for the merger and recommendation of the board of directors

        After careful consideration, at a meeting held on April 16, 2018, the Springfield board of directors unanimously determined that the merger agreement, including the merger and the other transactions contemplated thereby, is in the best interests of Springfield and its stockholders and approved the merger agreement.

        In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement and recommend that its stockholders vote "FOR" the merger agreement, the Springfield board of directors consulted with Springfield management, as well as its independent financial and legal advisors, and considered a number of factors, including the following material factors:

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  its knowledge of QCR's business, operations, financial condition, asset quality, earnings, loan portfolio, capital and prospects both as an independent organization, and as a part of a combined company with QCR;

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  its understanding of QCR's business, operations, regulatory and financial condition, asset quality, earnings, capital and prospects taking into account presentations by senior management of its due diligence review of QCR and information furnished by Davidson;

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  its belief that the merger will result in a stronger commercial banking franchise with a diversified revenue stream, strong capital ratios, a well-balanced loan portfolio and an attractive funding base that has the potential to deliver a higher value to Springfield's stockholders as compared to continuing to operate as a stand-alone entity;

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  the expanded possibilities, including organic growth and future acquisitions, that would be available to the combined company, given its larger size, asset base, capital, market capitalization and footprint;

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  the anticipated pro forma impact of the merger on QCR, including potential synergies, and the expected impact on financial metrics such as earnings and tangible common equity per share, as well as on regulatory capital levels;

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  the financial analyses of Davidson and its written opinion, dated as of April 16, 2018, delivered to the Springfield board of directors to the effect that, as of that date, and subject to and based on the various assumptions, considerations, qualifications and limitations set forth in the opinion, the merger consideration was fair, from a financial point of view, to the holders of Springfield common stock;

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  the cash component of the merger consideration offers Springfield stockholders the opportunity to realize cash for the value of their shares with immediate certainty of value;

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  the stock component of the merger consideration offers Springfield stockholders the opportunity to participate as stockholders of QCR in the future performance of the combined company;

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  the historical performance of each of Springfield's common stock and QCR's common stock and the dividend paid for each;

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  the fact that upon completion of the merger Springfield stockholders will own approximately 11% of the outstanding shares of the combined company;

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  the more active trading market in QCR common stock would give Springfield stockholders greater liquidity for their investment;

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  the benefits to Springfield and its customers of operating as a larger organization, including enhancements in products and services, higher lending limits, and greater financial resources;

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  the increasing importance of operational scale and financial resources in maintaining efficiency and remaining competitive over the long term and in being able to capitalize on technological developments that significantly impact industry competitive conditions;

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  the expected social and economic impact of the merger on the constituencies served by Springfield, including its borrowers, customers, depositors, employees, and communities;

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  the effects of the merger on other Springfield's employees, including the prospects for continued employment in a larger organization and various benefits agreed to be provided to Springfield employees;

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  the board's understanding of the current and prospective environment in which Springfield and QCR operate, including national and local economic conditions, the interest rate environment, increasing operating costs resulting from regulatory initiatives and compliance mandates, and the competitive effects of the continuing consolidation in the banking industry;

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  the ability of QCR to complete the merger from a financial and regulatory perspective;

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  the board's understanding that the merger will qualify as a "reorganization" under Section 368(a) of the Internal Revenue Code, providing favorable tax consequences to Springfield's stockholders in the merger; and

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  the board's review with its independent legal advisor, Stinson, of the material terms of the merger agreement, including the board's ability, under certain circumstances, to withhold, withdraw, qualify or modify its recommendation to Springfield's stockholders and to consider and pursue a better unsolicited acquisition proposal, subject to the potential payment by Springfield of a termination fee to QCR, which the board of directors concluded was reasonable in the context of termination fees in comparable transactions and in light of the overall terms of the merger agreement, as well as the nature of the covenants, representations and warranties and termination provisions in the merger agreement.

        The Springfield board of directors also considered a number of potential risks and uncertainties associated with the merger in connection with its deliberation of the proposed transaction, including, without limitation, the following:

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  the risk that the consideration to be paid to Springfield stockholders could be adversely affected by a decrease in the trading price of QCR common stock during the pendency of the merger;

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  the potential risk of diverting management attention and resources from the operation of Springfield's business and towards the completion of the merger;

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  the restrictions on the conduct of Springfield's business prior to the completion of the merger, which are customary for public company merger agreements involving financial institutions, but which, subject to specific exceptions, could delay or prevent Springfield from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of Springfield absent the pending merger;

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  the potential risks associated with achieving anticipated cost synergies and savings and successfully integrating Springfield's business, operations and workforce with those of QCR;

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  the fact that the interests of certain of Springfield's directors and executive officers may be different from, or in addition to, the interests of Springfield's other stockholders as described under the heading "Description of the Merger—Interests of certain persons in the merger;"

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  that, while Springfield expects that the merger will be completed, there can be no assurance that all conditions to the parties' obligations to complete the merger agreement will be satisfied, including the risk that necessary regulatory approvals or the Springfield stockholder approval might not be obtained and, as a result, the merger may not be completed;

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  the risk of potential employee attrition and/or adverse effects on business and customer relationships as a result of the pending merger;

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  the fact that: (i) Springfield would be prohibited from affirmatively soliciting acquisition proposals after execution of the merger agreement; and (ii) Springfield would be obligated to pay to QCR a termination fee if the merger agreement is terminated under certain circumstances, which may discourage other parties potentially interested in a strategic transaction with Springfield from pursuing such a transaction; and

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  the possibility of litigation challenging the merger, and its belief that any such litigation would be without merit.

        The foregoing discussion of the information and factors considered by the Springfield board of directors is not intended to be exhaustive, but includes the material factors considered by the Springfield board of directors. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Springfield board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Springfield board of directors considered all these factors as a whole, including discussions with, and questioning of Springfield's management and Springfield's independent financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

        The board of directors of Springfield unanimously recommends that you vote "FOR" approval of the merger agreement and the transactions contemplated therein and "FOR" approval to adjourn the special meeting to permit further solicitation in the event that an insufficient number of votes are cast to approve the merger agreement and the transactions contemplated therein. Springfield stockholders should be aware that Springfield's directors and executive officers have interests in the merger that are different from, or in addition to, those of other Springfield stockholders. The Springfield board of directors was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement, and in recommending that the merger proposal be approved by the stockholders of Springfield. See "The Merger—Interests of certain persons in the merger."

        This summary of the reasoning of Springfield's board of directors and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading "Special Notes Concerning Forward-Looking Statements."

Opinion of D.A. Davidson & Co.

        On March 3, 2017, Springfield entered into an engagement agreement with Davidson to render financial advisory and investment banking services to Springfield. As part of its engagement, Davidson agreed to assist Springfield in analyzing, structuring, negotiating and, if appropriate, effecting a transaction between Springfield and another corporation or business entity. In a subsequent addendum to its engagement agreement, Davidson also agreed to provide Springfield's board of directors with an opinion as to the fairness, from a financial point of view, to the holders of Springfield common stock of the consideration to be paid to the holders of Springfield common stock in the proposed merger. Springfield engaged Davidson because Davidson is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with Springfield and its business. As part of its investment banking business, Davidson is continually engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

        On April 16, 2018, the Springfield board of directors held a meeting to evaluate the proposed merger. At this meeting, Davidson reviewed the financial aspects of the proposed merger and rendered an opinion to the Springfield board of directors that, as of such date and based upon and subject to assumptions made, procedures followed, matters considered and limitations on the review undertaken, the consideration to be paid to the holders of Springfield's common stock in the proposed merger was fair, from a financial point of view, to Springfield.

        The full text of Davidson's written opinion, dated April 16, 2018, is attached as Appendix D to this proxy statement/prospectus and is incorporated herein by reference. The description of the opinion set forth herein is qualified in its entirety by reference to the full text of such opinion. Springfield's stockholders are urged to read the opinion in its entirety.

        Davidson's opinion speaks only as of the date of the opinion and Davidson undertakes no obligation to revise or update its opinion. The opinion is directed to the Springfield board of directors and addresses only the fairness, from a financial point of view, of the consideration to be paid to the holders of Springfield common stock in the proposed merger. The opinion does not address, and Davidson expresses no view or opinion with respect to: (i) the underlying business decision of Springfield to engage in the merger, (ii) the relative merits or effect of the merger as compared to any alternative business transactions or strategies that may be or may have been available to or contemplated by Springfield or Springfield's board of directors, or (iii) any legal, regulatory, accounting, tax or similar matters relating to Springfield or its stockholders or relating to or arising out of the merger. The opinion expresses no view or opinion as to any terms or other aspects of the merger, except for the merger consideration. Springfield and QCR determined the consideration through the negotiation process. The opinion does not constitute a recommendation to any Springfield stockholder as to how such stockholder should vote at the Springfield stockholder meeting on the merger or any related matter. The opinion does not express any view as to the amount or nature of the compensation to any of Springfield's officers, directors or employees, or any class of such persons, relative to the merger consideration, or with respect to the fairness of any such compensation. The opinion has been reviewed and approved by Davidson's Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

        Davidson has reviewed this proxy statement/prospectus and consented to the inclusion of its opinion to the Springfield board of directors as Appendix D to this proxy statement/prospectus and to the references to Davidson and its opinion contained herein.

        In connection with rendering its opinion, Davidson reviewed, among other things, the following:

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  a draft of the merger agreement;

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  certain internal financial projections of Springfield and other financial and operating data concerning the business, operations and prospects of Springfield prepared by or at the direction of management of Springfield and QCR, as approved for Davidson's use by Springfield, respectively;

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  discussed the past and current business, operations, financial condition, and prospects of Springfield and QCR, the strategic, financial, tax, and operational benefits expected to result from the merger, and other matters Davidson deemed relevant, with senior management of Springfield, QCR and their respective representatives;

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  the current market environment generally and the banking environment in particular;

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  compared the proposed financial terms of the merger with the publicly available financial terms of certain other transactions that Davidson deemed relevant;

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  compared the current and historical market prices and trading activity of QCR common stock with that of certain other publicly-traded companies that Davidson deemed relevant;

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  considered the pro forma financial effects of the merger, taking into consideration the amounts and timing of transaction costs, earnings estimates, potential cost savings, and other financial and accounting considerations in connection with the merger;

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  participated in discussions and negotiations among representatives of Springfield and QCR, and their respective financial and legal advisors;

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  compared the value of the merger consideration on a per share basis to the valuation derived by discounting future cash flows and a terminal value of the Springfield's business based upon Springfield's forecasts in the merger at discount rates that Davidson deemed appropriate;

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  reviewed the relative contributions of Springfield and QCR to the combined company;

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  compared the financial and operating performance of Springfield and QCR with publicly available information concerning certain other companies that Davidson deemed relevant; and,

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  such other financial studies, analyses and investigations and financial, economic and market criteria and other information as Davidson considered relevant including discussions with management and other representatives and advisors of Springfield and QCR concerning the business, financial condition, results of operations and prospects of Springfield and QCR.

        In arriving at its opinion, Davidson assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to Davidson, discussed with or reviewed by or for Davidson, or publicly available, and Davidson did not independently verify, and did not assume responsibility for independently verifying such information, did not undertake an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Springfield or QCR, nor did Davidson make an independent appraisal or analysis of Springfield or QCR with respect to the merger. In addition, Davidson did not assume any obligation to conduct, nor did Davidson conduct any physical inspection of the properties or facilities of Springfield, and has not been provided with any reports of such physical inspections. Davidson did not make an independent evaluation or appraisal of the adequacy of the allowance for loan losses of Springfield or QCR nor did Davidson review any individual credit files relating to Springfield or QCR. Davidson assumed that the respective allowances for loan losses for both Springfield and QCR are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. Davidson assumed that there has been no material change in Springfield's or QCR's assets, financial condition, results of operations, cash flows, business or prospects since the date of the most recent financial statements provided to Davidson and that neither Springfield nor QCR is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the merger. Davidson assumed in all respects material to its analysis that Springfield will remain as a going concern for all periods relevant to its analysis. Davidson also assumed in all respects material to its analysis that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct. Davidson has assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the merger, no restrictions, including any divestiture requirements or amendment or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the merger. Davidson's opinion was necessarily based upon information available to Davidson and economic, market, financial and other conditions as they exist and can be evaluated on the date the fairness opinion letter was delivered to Springfield's board of directors.

        With respect to the financial forecasts and other analyses (including information relating to certain pro forma financial effects of, and strategic implications and operational benefits anticipated to result from, the merger) provided to or otherwise reviewed by or for or discussed with Davidson, Davidson has been advised by management of Springfield, and have assumed with Springfield's consent, that such forecasts and other analyses were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of Springfield as to the future financial performance of Springfield and the other matters covered thereby, and that the financial results (including the potential strategic implications and operational benefits anticipated to result from the merger) reflected in such forecasts and analyses will be realized in the amounts and at the times projected. Davidson assumes no responsibility for and expresses no opinion as to these forecasts and analyses or the assumptions on which they were based. Davidson has relied on the assurances of management of Springfield that they are not aware of any facts or circumstances that would make any of such information, forecasts or analyses inaccurate or misleading.

        Davidson did not make an independent evaluation of the quality of Springfield or QCR's deposit base, nor has Davidson independently evaluated potential deposit concentrations or the deposit composition of Springfield or QCR. Davidson did not make an independent evaluation of the quality of Springfield's or QCR's investment securities portfolio, nor has Davidson independently evaluated potential concentrations in the investment securities portfolio of the Springfield or QCR.

        Davidson's opinion does not take into account individual circumstances of specific holders with respect to control, voting or other rights which may distinguish such holders.

        Davidson does not express any opinion as to the value of any asset of Springfield whether at current market prices or in the future, or as to the price at which Springfield or its assets could be sold in the future. Davidson also expresses no opinion as to the price at which QCR common stock will trade following announcement of the merger or at any future time.

        Davidson has not evaluated the solvency or fair value of Springfield under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. This opinion is not a solvency opinion and does not in any way address the solvency or financial condition of QCR. Davidson is not expressing any opinion as to the impact of the merger on the solvency or viability of Springfield or QCR or the ability of Springfield or QCR to pay their respective obligations when they come due.

        Set forth below is a summary of the material financial analyses performed by Davidson in connection with rendering its opinion. The summary of the analyses of Davidson set forth below is not a complete description of the analysis underlying its opinion, and the order in which these analyses are described below is not indicative of any relative weight or importance given to those analyses by Davidson. The following summaries of financial analyses include information presented in tabular format. You should read these tables together with the full text of the summary financial analyses, as the tables alone are not a complete description of the analyses.

        Unless otherwise indicated, the following quantitative information, to the extent it is based on market data, is based on market data as of April 12, 2018, the last trading day prior to the date on which Davidson received approval from Davidson's Fairness Opinion Committee to deliver the fairness opinion letter to Springfield's board of directors, and is not necessarily indicative of market conditions after such date.

        Implied Valuation Multiples for Springfield based on Merger Consideration.    Davidson reviewed the financial terms of the proposed merger. As described in the merger agreement, each outstanding share of Springfield common stock will be converted into the right to receive (i) $1.50 in cash and (ii) 0.3060 shares of QCR common stock, subject to possible adjustments described in the merger agreement. The terms and conditions of the merger are more fully described in the merger agreement. For purposes of the financial analyses described below, based on the closing price of QCR common stock on April 12, 2018, of $44.85, the merger consideration represented an implied value of $15.22 per share of Springfield common stock. Based upon financial information as of or for the twelve month period ended March 31, 2018 and other financial and market information described below, Davidson calculated the following aggregate transaction ratios:

Aggregate Transaction Ratios

Aggregate
Transaction Price / Book Value	194.1%
Transaction Price / Tangible Book Value	194.1%
Tangible Book Premium / Core Deposits(1)	12.3%
Transaction Price / Net Income (2017)	17.8x
Transaction Price / Net Income (3/31/18 LTM)(3)	15.8x
Transaction Price / Net Income (2018 Estimated)(2)(4)	12.6x

(1)
Tangible book premium / core deposits calculated by dividing the excess or deficit of the aggregate transaction value compared to tangible book value by core deposits

(2)
Net income have been adjusted to C-Corp equivalent using a 21.0% tax rate

(3)
C-Corp adjusted 3/31/2018 last twelve months ("LTM") net income assumes a corporate tax rate of 35% for the nine months in 2017 and a 21% corporate tax rate for the three months in 2018

(4)
Projections based on Springfield management's forecast

        Price Sensitivity Analysis.    Davidson analyzed the changes in the implied per share deal value by sensitizing QCR's stock price from $39.00 to $51.00 while also noting QCR's stock price as of April 12, 2018, 52-week low, 52-week high, 30-day volume weighted average price ("VWAP"), 90-day VWAP, 30-day average, QCR's stock price as of February 7, 2018 and QCR's stock price as of January 24, 2018. The analysis also sensitized the implied aggregate deal value along with the implied stock / cash mix and implied price / tangible common equity ratio. Davidson also used QCR's historical stock price performance to create a graph showing how the implied per share deal value changed over the last twelve months. The analysis resulted in an implied per share deal value range for Springfield of $14.00 to $16.52 over the last twelve months.

        Davidson reviewed QCR's stock price performance compared to the S&P 500 Index, SNL Bank Index, and the S&P Regional Bank Index over the following time periods: 10-day, 30-day, 60-day, 90-day, 180-day, last twelve months, and since the 2016 election. In addition, Davidson analyzed QCR's trading volume over similar time periods.

        Contribution Analysis.    Davidson analyzed the relative contribution of Springfield and QCR to certain financial and operating metrics for the pro forma combined company. Such financial and operating metrics included: (i) branches; (ii) full time equivalent (which we refer to as "FTE") employees; (iii) assets per FTE employee; (iv) Springfield's C-Corp adjusted net income for the twelve months ended December 31, 2017 and Springfield's C-Corp adjusted estimated net income for the twelve months ended December 31, 2018 based on Springfield management's forecast; (v) QCR's net income for the twelve months ended December 31, 2017 and QCR's estimated net income for the twelve months ended December 31, 2018 based on publicly available consensus Street estimates; (vi) total assets; (vii) gross loans (including loans held for sale); (viii) loan loss reserve; (ix) total deposits; (x) total non-interest bearing deposits; (xi) total non-maturity deposits; (xii) total common equity; and (xiii) total tangible common equity. The relative contribution analysis did not give effect to the impact of any synergies as a result of the proposed merger. The results of this analysis are summarized in the table below:

Contribution Analysis

	QCRH Stand-alone	QCRH % of Total	Springfield(1) Stand-alone	Springfield(1) % of Total	Total
Company Information
Branches	26	96.3%	1	3.7%	27
FTE Employees	641	92.1%	55	7.9%	696
Assets per FTE Employee (in thousands)	$6,213		$10,241		$6,531
Income Statement—Projections
2017 Net Income (in thousands)	$35,707	88.1%	$4,841	11.9%	$40,548
2018 Estimated Net Income (in thousands)(2)	$46,240	87.1%	$6,821	12.9%	$53,060
Balance Sheet
Total Assets (in thousands)	$3,982,665	87.6%	$563,243	12.4%	$4,545,908
Gross Loans Incl. Loans HFS (in thousands)	$2,964,486	86.1%	$479,671	13.9%	$3,444,157
Loan Loss Reserve (in thousands)	$34,356	87.8%	$4,774	12.2%	$39,130
Total Deposits (in thousands)	$3,266,655	88.0%	$446,533	12.0%	$3,713,188
Non-Interest Bearing Demand Deposits (in thousands)	$789,548	90.6%	$82,248	9.4%	$871,796
Non-Maturity Deposits (in thousands)	$2,672,084	90.0%	$296,251	10.0%	$2,968,335
Common Equity (in thousands)	$353,287	88.8%	$44,355	11.2%	$397,642
Tangible Common Equity (in thousands)	$315,874	87.7%	$44,355	12.3%	$360,229

  Note: Pro forma contribution does not include any purchase accounting or merger adjustments

(1)
Financials have been adjusted to C-Corp equivalent using a 35.0% tax rate in 2017 and 21.0% tax rate in 2018

(2)
Net income based on Springfield management's forecast and average research analyst forecasts for QCRH

        QCR Comparable Companies Analysis—Midwest.    Davidson used publicly available information to compare selected financial and market trading information for QCR and a group of 22 financial institutions selected by Davidson which: (i) were banks with common stock listed on the Nasdaq Stock Market or the New York Stock Exchange; (ii) were headquartered in Illinois, Indiana, Iowa, Kansas, Kentucky, Michigan, Minnesota, Missouri, Nebraska, North Dakota, Ohio, South Dakota, and

Wisconsin; (iii) had assets between $2.0 billion and $6.0 billion; and (iv) were not pending merger targets. These 22 financial institutions were as follows:

1st Source Corporation	MidWestOne Financial Group, Inc.
Enterprise Financial Services Corp	Equity Bancshares, Inc.
Lakeland Financial Corporation	German American Bancorp, Inc.
Great Southern Bancorp, Inc.	First Financial Corporation
Midland States Bancorp, Inc.	Nicolet Bankshares, Inc.
Community Trust Bancorp, Inc.	First Mid-Illinois Bancshares, Inc.
Horizon Bancorp	Independent Bank Corporation
Peoples Bancorp Inc.	United Community Financial Corp.
Byline Bancorp, Inc.	Old Second Bancorp, Inc.
Mercantile Bank Corporation	Farmers National Banc Corp.
Stock Yards Bancorp, Inc.	West Bancorporation, Inc.

*
Does not reflect impact from pending acquisitions or acquisitions closed after April 12, 2018

        The analysis compared the financial condition and performance and market performance of QCR and the 22 financial institutions identified above based on publicly available financial and market trading information for QCR to the data for the 22 financial institutions identified above as of and for the twelve-month period ended December 31, 2017. The table below compares the data for QCR and the data for the comparable companies, with pricing data as of April 12, 2018. The 2018 and 2019 earnings per share estimates used in the table below were based on average S&P Global Market Intelligence consensus earnings estimates for QCR and the 22 financial institutions identified above.

Financial Condition and Performance

		Comparable Companies
	QCRH	Median	Average	Minimum	Maximum
Total Assets (in millions)	$3,983	$3,226	$3,485	$2,114	$5,887
Non-Performing Assets / Total Assets(1)	0.81%	0.59%	0.80%	0.03%	2.51%
Tangible Common Equity Ratio	8.01%	9.38%	9.53%	7.70%	12.74%
Net Interest Margin	3.78%	3.75%	3.75%	3.33%	4.30%
Cost of Deposits	0.45%	0.37%	0.39%	0.18%	0.72%
Non-Interest Income / Average Assets	0.87%	1.10%	1.08%	0.41%	1.67%
Efficiency Ratio	58.4%	58.7%	58.3%	45.3%	69.4%
Return on Average Equity	11.51%	8.87%	8.91%	4.03%	13.29%
Return on Average Assets	1.01%	0.99%	0.99%	0.41%	1.35%

Market Performance Multiples

		Comparable Companies
	QCRH	Median	Average	Minimum	Maximum
Market Capitalization (in millions)	$624.8	$621.2	$683.6	$393.9	$1,394.8
Price / LTM Earnings Per Share	17.2x	20.0x	20.9x	14.2x	36.8x
Price / 2018 Est. Earnings Per Share(2)	13.8x	13.9x	14.4x	11.9x	17.9x
Price / 2019 Est. Earnings Per Share(2)	12.4x	12.7x	13.0x	10.7x	15.5x
Price / Tangible Book Value Per Share	197.6%	203.3%	206.2%	140.9%	262.9%
Dividend Yield (Most Recent Quarter)	0.54%	2.09%	1.84%	0.00%	2.91%

(1)
Non-performing assets / total assets includes performing troubled debt restructurings (TDRs)

(2)
Earnings per share estimates based on average S&P Global Market Intelligence consensus earnings estimates for QCRH

        Springfield Comparable Companies Analysis—Central U.S.    Davidson used publicly available information to compare selected financial and market trading information for Springfield and a group of 22 financial institutions selected by Davidson which: (i) were banks with common stock listed on the Nasdaq Stock Market, the New York Stock Exchange, or the OTC markets; (ii) were headquartered in Arkansas, Illinois, Indiana, Iowa, Kansas, Michigan, Minnesota, Missouri, Nebraska, Ohio, Oklahoma, and Wisconsin; (iii) had NPAs (as defined below)/ Assets less than 3.00% and last twelve months ROAA (as defined below) between 0.50% and 1.50%; (iv) had a tangible common capital ratio between 6.00% and 10.00% and traded at least $10,000 worth of stock per day; and (v) had total assets between $250.0 million to $1.25 billion. The 22 financial institutions were as follows:

Foresight Financial Group, Inc.	Southern Michigan Bancorp, Inc.
Middlefield Banc Corp.	Cortland Bancorp
Kentucky Bancshares, Inc.	CSB Bancorp, Inc.
Ohio Valley Banc Corp.	ChoiceOne Financial Services, Inc.
Mackinac Financial Corporation	Consumers Bancorp, Inc.
First Bankers Trustshares, Inc.	Citizens First Corporation
First Savings Financial Group, Inc.	CITBA Financial Corporation
Heartland BancCorp	United Bancorp, Inc.
SB Financial Group, Inc.	West Shore Bank Corporation
PSB Holdings, Inc.	FFD Financial Corporation
United Bancshares, Inc.	Eastern Michigan Financial Corporation

*
Does not reflect impact from pending acquisitions or acquisitions closed after April 12, 2018

        The analysis compared the financial condition and performance and market performance of Springfield and the 22 financial institutions identified above based on financial and market trading information for Springfield as of and for the twelve-month period ended December 31, 2017 to the data for the 22 financial institutions identified above as of and for the twelve-month period ended December 31, 2017. The table below compares the data for Springfield and the data for the 22 financial institutions identified above, with pricing data as of April 12, 2018.

Financial Condition and Performance

		Comparable Companies
	Springfield(2)	Median	Average	Minimum	Maximum
Total Assets (in millions)	$563	$746	$743	$329	$1,164
Non-Performing Assets / Total Assets(1)	0.18%	0.64%	0.85%	0.29%	2.58%
Tangible Common Equity Ratio	7.88%	8.92%	8.89%	6.55%	9.98%
Net Interest Margin	3.10%	3.69%	3.69%	2.96%	4.49%
Cost of Deposits	0.82%	0.42%	0.41%	0.12%	0.67%
Non-Interest Income / Average Assets	0.38%	0.76%	0.86%	0.37%	2.00%
Efficiency Ratio	50.6%	68.3%	66.7%	54.7%	75.7%
Return on Average Equity	12.94%	8.37%	8.93%	5.09%	14.68%
Return on Average Assets	1.01%	0.81%	0.87%	0.55%	1.33%

Market Performance Multiples

	Comparable Companies
	Median	Average	Minimum	Maximum
Market Capitalization (in millions)	$99.3	$98.6	$27.7	$203.4
Price / LTM Earnings Per Share	15.9x	15.8x	10.0x	26.9x
Price / Tangible Book Value Per Share	144.2%	144.8%	86.3%	199.7%

(1)
Non-performing assets / total assets includes performing troubled debt restructurings (TDRs)

(2)
C-Corp adjusted 3/31/2018 LTM net income assumes a corporate tax rate of 35% for the 9 months in 2017 and a 21% corporate tax rate for the 3 months in 2018

        Precedent Transactions Analysis.    Davidson reviewed three sets of comparable merger and acquisition transactions. The sets of merger and acquisitions included: (i) "Nationwide Transactions," (ii) "Central U.S. Transactions," and (iii) "Missouri Transactions."

        The "Nationwide Transactions" comparable transaction group included 53 transactions where:

  •
  the transaction was announced between January 1, 2017 and April 12, 2018;

  •
  the transaction involved banks headquartered in the United States;

  •
  the selling company's total assets were between $200.0 million and $1.00 billion;

  •
  the selling company's Non-Performing Assets (which we refer to as "NPAs") / Assets were less than 2.00%;

  •
  the selling company's last twelve months return on average assets (which we refer to as "ROAA") were above 0.25%; and,

  •
  the selling company was not purchased by an investor group.

        The "Central U.S. Transactions" comparable transaction group included 32 transactions where:

  •
  the transaction was announced between January 1, 2015 and April 12, 2018;

  •
  the transaction involved banks headquartered in the Central U.S. (Arkansas, Illinois, Indiana, Iowa, Kansas, Michigan, Minnesota, Missouri, Nebraska, Ohio, Oklahoma and Wisconsin);

  •
  the selling company's total assets were between $200.0 million and $1.25 billion;

  •
  the selling company's NPAs / Assets were less than 2.00%; and

  •
  the selling company was not purchased by an investor group.

        The "Missouri Transactions" comparable transaction group included 19 transactions where:

  •
  the transaction was announced between January 1, 2013 and April 12, 2018;

  •
  the transaction involved banks headquartered in Missouri;

  •
  the selling company's total assets were greater than $50.0 million;

  •
  the selling company's NPAs / Assets were less than 3.00%;

  •
  the selling company had a positive net income over the last twelve months; and

  •
  the selling company was not purchased by an investor group.

        The following tables set forth the transactions included in "Nationwide Transactions," "Central U.S. Transactions," and "Missouri Transactions," and are sorted by announcement date:

Nationwide Transactions

Announcement Date	Acquirer	Target
4/09/2018*	Triumph Bancorp, Inc.	First Bancorp of Durango, Inc.
3/26/2018*	Farmers & Merchants Bancorp	Bank of Rio Vista
3/08/2018*	Heritage Financial Corporation	Premier Commercial Bancorp
2/22/2018*	Bank of Southern California, NA	Americas United Bank
2/13/2018*	Hilltop Holdings Inc.	Bank of River Oaks
2/12/2018*	Mechanics Bank	Learner Financial Corporation
1/29/2018*	Guaranty Bancshares, Inc.	Westbound Bank
1/23/2018*	Park National Corporation	NewDominion Bank
1/16/2018*	Mid Penn Bancorp, Inc.	First Priority Financial Corp.
1/11/2018*	Heritage Commerce Corp	United American Bank
12/21/2017*	LCNB Corp.	Columbus First Bancorp, Inc.
12/19/2017*	First Foundation Inc.	PBB Bancorp
12/18/2017*	Equity Bancshares, Inc.	Kansas Bank Corporation
12/15/2017*	Amalgamated Bank	New Resource Bancorp
12/12/2017*	Heartland Financial USA, Inc.	First Bank Lubbock Bancshares, Inc.
12/12/2017*	SmartFinancial, Inc.	Tennessee Bancshares, Inc.
12/11/2017*	First Mid-Illinois Bancshares, Inc.	First BancTrust Corporation
12/04/2017	Independent Bank Corporation	TCSB Bancorp, Inc.
11/28/2017*	Independent Bank Group, Inc.	Integrity Bancshares, Inc.
11/27/2017	FCB Financial Holdings, Inc.	Floridian Community Holdings, Inc.
11/13/2017	Heartland Financial USA, Inc.	Signature Bancshares, Inc.
11/07/2017*	Suncrest Bank	CBBC Bancorp
10/24/2017	First Bancshares, Inc.	Southwest Banc Shares, Inc.
10/12/2017	First Financial Bankshares, Inc.	Commercial Bancshares, Inc.
10/06/2017	Business First Bancshares, Inc.	Minden Bancorp, Inc.
10/04/2017	MutualFirst Financial, Inc.	Universal Bancorp
9/21/2017	Brookline Bancorp, Inc.	First Commons Bank, NA
9/18/2017	First American Bank Corporation	Southport Financial Corporation
8/23/2017	Home Bancorp, Inc.	Saint Martin Bancshares, Inc.
8/23/2017	Reliant Bancorp Inc.	Community First, Inc.
8/01/2017	Veritex Holdings, Inc.	Liberty Bancshares, Inc.
7/31/2017	Bank of Marin Bancorp	Bank of Napa, N.A.
7/26/2017	Triumph Bancorp, Inc.	Valley Bancorp, Inc.
7/21/2017	Select Bancorp, Inc.	Premara Financial, Inc.
7/17/2017	Equity Bancshares, Inc.	Cache Holdings, Inc.
7/17/2017	Equity Bancshares, Inc.	Eastman National Bancshares, Inc.
6/27/2017	United Community Banks, Inc.	Four Oaks Fincorp, Inc.
6/27/2017	FSB LLC	First Southern Bancshares, Inc.
6/15/2017	State Bank Financial Corporation	AloStar Bank of Commerce
6/08/2017	QCR Holdings, Inc.	Guaranty Bank and Trust Company
6/06/2017	Glacier Bancorp, Inc.	Columbine Capital Corporation
5/22/2017	SmartFinancial, Inc.	Capstone Bancshares, Inc.
5/18/2017	Seacoast Banking Corporation of Florida	NorthStar Banking Corporation
5/04/2017	Seacoast Banking Corporation of Florida	Palm Beach Community Bank
5/02/2017	Seacoast Commerce Banc Holdings	Capital Bank

Announcement Date	Acquirer	Target
3/17/2017	Piedmont Bancorp, Inc.	Mountain Valley Bancshares, Inc.
3/13/2017	First Busey Corporation	Springfield Bancorp, Inc.
3/08/2017	Investar Holding Corporation	Citizens Bancshares, Inc.
2/14/2017	Progress Financial Corporation	First Partners Financial, Inc.
2/01/2017	Old Line Bancshares, Inc.	DCB Bancshares, Inc.
1/31/2017	Bryn Mawr Bank Corporation	Royal Bancshares of Pennsylvania, Inc.
1/26/2017	Midland States Bancorp, Inc.	Centrue Financial Corporation
1/20/2017	HCBF Holding Company, Inc.	Jefferson Bankshares, Inc.

*
Indicates the transaction was pending as of April 12, 2018

Central U.S. Transactions

Announcement Date	Acquirer	Target
12/21/2017*	LCNB Corp.	Columbus First Bancorp, Inc.
12/18/2017*	Equity Bancshares, Inc.	Kansas Bank Corporation
12/11/2017*	First Mid-Illinois Bancshares, Inc.	First BancTrust Corporation
12/04/2017	Independent Bank Corporation	TCSB Bancorp, Inc.
11/27/2017*	Byline Bancorp, Inc.	First Evanston Bancorp, Inc.
11/13/2017	Heartland Financial USA, Inc.	Signature Bancshares, Inc.
10/04/2017	MutualFirst Financial, Inc.	Universal Bancorp
9/18/2017	First American Bank Corporation	Southport Financial Corporation
7/17/2017	Equity Bancshares, Inc.	Cache Holdings, Inc.
7/17/2017	Equity Bancshares, Inc.	Eastman National Bancshares, Inc.
6/08/2017	QCR Holdings, Inc.	Guaranty Bank and Trust
3/13/2017	First Busey Corporation	Springfield Bancorp, Inc.
2/17/2017	First Merchants Corporation	Independent Alliance Banks, Inc.
1/26/2017	Midland States Bancorp, Inc.	Centrue Financial Corporation
12/19/2016	MainSource Financial Group, Inc.	FCB Bancorp, Inc.
11/04/2016	Nicolet Bankshares, Inc.	First Menasha Bancshares, Inc.
10/03/2016	First Commonwealth Financial Corp.	DCB Financial Corp
9/30/2016	United Community Bancorp, Inc.	Liberty Bancshares, Inc.
9/08/2016	United Community Financial Corp.	Ohio Legacy Corp
8/23/2016	First Defiance Financial Corp.	Commercial Bancshares, Inc.
7/29/2016	Monona Bankshares, Inc.	MCB Bankshares, Inc.
5/24/2016	RCB Holding Company, Inc.	Cornerstone Alliance, Ltd.
5/23/2016	QCR Holdings, Inc.	Community State Bank
4/26/2016	First Mid-Illinois Bancshares, Inc.	First Clover Leaf Financial Corp.
12/08/2015	BOK Financial Corporation	MBT Bancshares, Inc.
10/26/2015	German American Bancorp, Inc.	River Valley Bancorp
9/22/2015	Alerus Financial Corporation	Beacon Bank
6/22/2015	Bear State Financial, Inc.	Metropolitan National Bank
3/19/2015	LINCO Bancshares, Inc.	Community First Bank
3/02/2015	Wintrust Financial Corporation	Community Financial Shares, Inc.
1/27/2015	Farmers National Banc Corp.	National Bancshares Corporation
1/06/2015	Chemical Financial Corporation	Lake Michigan Financial Corporation

*
Indicates the transaction was pending as of April 12, 2018

Missouri Transactions

Announcement Date	Acquirer	Target
12/18/2017*	Equity Bancshares, Inc.	Adams Dairy Bancshares, Inc.
8/18/2017	Southern Missouri Bancorp, Inc.	Southern Missouri Bancshares, Inc.
7/11/2017	Ozarks Heritage Financial Group, Inc	Financial Enterprises, Inc.
2/22/2017	Connections Bancshares, Inc.	Kirksville Bancorp Inc.
1/11/2017	Southern Missouri Bancorp, Inc.	Tammcorp, Inc.
10/11/2016	Enterprise Financial Services Corp	Jefferson County Bancshares, Inc.
8/19/2016	Central Bancompany, Inc.	Bank Star One
7/14/2016	OakStar Bancshares, Inc.	Bancshares of Urbana, Inc.
12/08/2015	BOK Financial Corporation	MBT Bancshares, Inc.
12/03/2015	First Busey Corporation	Pulaski Financial Corp.
6/22/2015	Bear State Financial, Inc.	Metropolitan National Bank
4/30/2015	Wells Bancshares, Inc.	Bedison Bancshares, Inc.
12/22/2014	Stupp Bros., Inc.	Southern Bancshares Corp.
7/02/2014	Northern Missouri Bancshares, Inc.	Concordia Banc-Management, Inc.
5/28/2014	Simmons First National Corporation	Liberty Bancshares, Inc.
3/24/2014	JamesMark Bancshares, Inc.	Bank of Ash Grove
9/12/2013	Midland States Bancorp, Inc.	Love Savings Holding Company
6/21/2013	Southern Missouri Bancorp, Inc.	Ozarks Legacy Community Financial, Inc.
5/03/2013	Wildcat Bancshares, Inc.	CBR Bancshares Corp.

*
Indicates the transaction was pending as of April 12, 2018

        For "Nationwide Transactions," "Central U.S. Transactions" and "Missouri Transactions" referred to above, Davidson compared the transaction ratios as of the last twelve months ended prior to their transaction announcement with the following implied ratios for Springfield:

  •
  transaction price compared to net income for the twelve months ended March 31, 2018;

  •
  transaction price compared to book value as of March 31, 2018;

  •
  transaction price compared to tangible book value as of March 31, 2018; and,

  •
  tangible book premium to core deposits as of March 31, 2018.

        Davidson compared the multiples of the three comparable transaction groups and other operating financial data where relevant to the proposed merger multiples and other operating financial data of Springfield as of or for the twelve month period ended March 31, 2018. The table below sets forth the results of this analysis.

Financial Condition and Performance
		Nationwide				Central U.S.				Missouri
	Springfield(2)	Median	Average	Minimum	Maximum	Median	Average	Minimum	Maximum	Median	Average	Minimum	Maximum
Total Assets (in millions)	$563.2	$346.0	$426.2	$202.5	$977.8	$394.1	$491.8	$211.1	$1,185.0	$126.7	$370.8	$58.0	$1,521.7
Return on Average Assets	1.01%	0.85%	0.93%	0.31%	1.77%	0.82%	0.88%	0.05%	1.67%	0.87%	0.81%	0.16%	1.48%
Return on Average Equity	12.94%	8.01%	8.94%	3.12%	19.43%	8.15%	8.76%	0.50%	22.20%	7.67%	8.34%	1.26%	19.08%
Tangible Common Equity Ratio	7.88%	9.40%	9.38%	0.00%	20.47%	9.84%	9.76%	5.86%	14.11%	8.71%	8.90%	5.05%	12.05%
Core Deposits / Total Deposits	76.4%	81.8%	79.4%	17.5%	97.5%	87.1%	82.4%	17.5%	98.1%	89.8%	85.2%	69.3%	94.9%
Non-Interest Income / Average Assets	0.38%	0.47%	0.58%	0.11%	2.81%	0.59%	0.69%	0.22%	1.22%	0.65%	1.16%	0.17%	7.68%
Efficiency Ratio	50.6%	65.4%	65.7%	36.9%	90.2%	67.4%	67.8%	38.1%	95.6%	68.7%	70.0%	48.6%	95.0%
Non-Performing Assets / Total Assets(1)	0.18%	0.65%	0.72%	0.00%	1.98%	1.07%	1.01%	0.06%	1.85%	1.52%	1.50%	0.00%	2.90%
Loan Loss Reserves / Non-Performing Assets	480.3%	113.1%	142.9%	37.6%	466.4%	84.9%	99.9%	37.0%	273.6%	45.4%	71.1%	29.6%	202.8%

Transaction Multiples
		Nationwide				Central U.S.				Missouri
	Springfield(2)	Median	Average	Minimum	Maximum	Median	Average	Minimum	Maximum	Median	Average	Minimum	Maximum
Transaction Price / Last Twelve Months Earni	15.8x	19.2x	18.8x	5.6x	28.4x	20.6x	19.1x	7.9x	27.8x	14.9x	15.8x	6.3x	25.2x
Transaction Price / Book Value	194.1%	174.2%	174.4%	100.9%	241.0%	156.3%	164.7%	99.4%	347.2%	138.0%	146.6%	89.4%	347.2%
Transaction Price / Tangible Book Value	194.1%	178.8%	179.4%	100.9%	241.0%	159.7%	169.9%	103.5%	347.2%	145.6%	153.6%	89.4%	347.2%
Tangible Book Premium / Core Deposits(3)	12.25%	10.68%	11.44%	0.37%	38.02%	8.78%	10.05%	0.78%	38.02%	5.05%	5.50%	–1.42%	14.20%

(1)
Non-performing assets / total assets includes performing troubled debt restructurings (TDRs)

(2)
C-Corp adjusted 3/31/2018 LTM net income assumes a corporate tax rate of 35% for the nine months in 2017 and a 21% corporate tax rate for the three months in 2018

(3)
Core deposits exclude time deposits with account balances greater than $100,000. Tangible book premium / core deposits calculated by dividing the excess or deficit of the aggregate transaction value over tangible book value by core deposits

        Net Present Value Analysis for Springfield.    Davidson performed an analysis that estimated the net present value per share of Springfield common stock under various circumstances. The analysis assumed: (i) Springfield performed in accordance with Springfield management's financial forecasts for the year ended December 31, 2018; December 31, 2019; December 31, 2020; December 31, 2021; December 31, 2022; and (ii) Springfield performed in accordance with Davidson Investment Banking assumptions for the year ended December 31, 2023 as discussed with and confirmed by Springfield management. To approximate the terminal value of Springfield common stock at December 31, 2023, Davidson applied multiples of tangible book value ranging from 150.0% to 200.0% and price to earnings multiples of 15.0x to 19.0x. The income streams and terminal values were then discounted to present values using different discount rates ranging from 10.00% to 12.00% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Springfield's common stock. In evaluating the discount rate, Davidson used industry standard methods of adding the current risk-free rate, which is based on the 10-year Treasury yield, plus the published Duff & Phelps Industry Equity Risk Premium and plus the published Duff & Phelps Size Premium.

        At the April 16, 2018 Springfield board of directors meeting, Davidson noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

        As illustrated in the following tables, the analysis indicates an imputed range of aggregate values of Springfield common stock of $12.22 per share to $17.95 per share when applying the multiples of tangible book value to the financial forecasts and $16.53 per share to $23.17 per share when applying the price to earnings multiples to the financial forecasts.

Tangible Book Value Multiples

	Tangible Book Value Multiple
Discount Rate	150.0%	162.5%	175.0%	187.5%	200.0%
10.00%	$13.57	$14.66	$15.76	$16.86	$17.95
10.50%	$13.21	$14.28	$15.35	$16.42	$17.48
11.00%	$12.87	$13.91	$14.95	$15.99	$17.03
11.50%	$12.54	$13.55	$14.56	$15.57	$16.58
12.00%	$12.22	$13.20	$14.18	$15.17	$16.15

Earnings Per Share Multiples

	Earnings Multiple
Discount Rate	15.0x	16.0x	17.0x	18.0x	19.0x
10.00%	$18.37	$19.57	$20.77	$21.97	$23.17
10.50%	$17.89	$19.06	$20.22	$21.39	$22.56
11.00%	$17.42	$18.56	$19.69	$20.83	$21.96
11.50%	$16.97	$18.07	$19.18	$20.28	$21.39
12.00%	$16.53	$17.61	$18.68	$19.76	$20.83

        Financial Impact Analysis.    Davidson performed pro forma merger analyses that combined projected income statement and balance sheet information for Springfield and QCR. Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact that the merger would have on certain projected financial results of QCR. In the course of this analysis, Davidson used (i) Springfield management's financial forecast for the years ending December 31, 2018, December 31, 2019, December 31, 2020, December 31, 2021, and December 31, 2022; (ii) publicly available consensus Street estimates for QCR for the years ending December 31, 2018 and December 31, 2019; and (iii) Davidson Investment Banking net income assumptions for QCR for the years ended December 31, 2020, December 31, 2021, and December 31, 2022, as discussed with and confirmed by Springfield management. This analysis indicated that the merger is expected to be accretive to QCR's earnings per share, after giving effect for the anticipated cost savings associated with the merger and excluding non-recurring transaction-related expenses. The analysis also indicated that the merger is expected to be dilutive to tangible book value per share for QCR and that QCR would maintain capital ratios in line of those required for QCR to be considered well-capitalized under existing regulations. For all of the above analyses, the actual results achieved by Springfield and QCR prior to and following the merger will vary from the projected results, and the variations may be material.

        Davidson prepared its analyses for purposes of providing its opinion to Springfield's board of directors as to the fairness, from a financial point of view, to the holders of Springfield common stock of the consideration to be paid to the holders of the Springfield common stock in the proposed merger and to assist Springfield's board of directors in analyzing the proposed merger. The analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties and their respective advisors, none of Springfield, QCR or Davidson or any other person assumes responsibility if future results are materially different from those forecasted.

        Davidson's opinion was one of many factors considered by the Springfield's board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the board of directors of Springfield or management with respect to the merger or the merger consideration.

        Davidson and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions. Davidson acted as financial advisor to Springfield in connection with, and participated in certain of the negotiations leading to the merger. Davidson is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Davidson and its affiliates may provide such services to Springfield, QCR and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of Springfield and QCR for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities. Springfield selected Davidson as its financial advisor because it is a recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement dated March 3, 2017, Springfield engaged Davidson as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of an addendum to the engagement letter dated February 12, 2018, Springfield agreed to pay Davidson a cash fee of $50,000 concurrently with the rendering of its opinion. Springfield will pay to Davidson at the time of closing of the merger a contingent cash fee equal to 1.0% of the aggregate consideration paid to Springfield stockholders in the merger with QCR. Springfield has also agreed to reimburse Davidson for all reasonable out-of-pocket expenses, including fees of counsel, and to indemnify Davidson and certain related persons against specified liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement.

        During the two years preceding the date of this letter, Davidson has provided investment banking and other financial services to Springfield for which Davidson received customary compensation. Such services during such period have included an annual valuation of the Springfield's common stock for the period ended December 31, 2016.

QCR's reasons for the merger

        QCR's board of directors believes that the merger is in the best interests of QCR and its stockholders. In deciding to approve the merger, QCR's board of directors evaluated the merger after consulting with its management as well as QCR's legal and financial advisors and considered a number of factors, including the following, which are not presented in order of priority:

  •
  management's view that the acquisition of Springfield provides an attractive opportunity to expand into a desirable market;

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  Springfield's complementary relationship-oriented community banking model, and its compatibility with QCR and its subsidiaries;

  •
  a review of the demographic, economic and financial characteristics of the markets in which Springfield operates, including existing and potential competition and history of the market areas with respect to financial institutions;

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  management's review of Springfield's business, operations, earnings and financial condition, including its management, capital levels and strong asset quality;

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  its review and discussions with QCR's management and Barack Ferrazzano, QCR's legal counsel, concerning the due diligence investigation of Springfield;

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  management's expectation that QCR will retain its strong capital position upon completion of the transaction;

  •
  the opportunity to build a greater recognition and awareness of the QCR brand;

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  the terms of the merger agreement, including the expected tax treatment and termination fee provisions, which it reviewed with Barack Ferrazzano;

  •
  the potential risk of diverting management attention and resources from the operation of QCR's business and towards the completion of the merger;

  •
  the potential risks associated with achieving anticipated cost synergies and savings and successfully integrating Springfield's business, operations and workforce with those of QCR; and

  •
  the likelihood that the merger will be approved by the relevant bank regulatory authorities without undue burden and in a timely manner.

        The above discussion of the information and factors considered by QCR's board of directors is not intended to be exhaustive, but includes a description of material factors considered by QCR's board. In view of the wide variety of factors considered by the QCR board of directors in connection with its evaluation of the merger, the QCR board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered. In considering the factors described above, individual directors may have given differing weights to different factors. QCR's board of directors collectively made its determination with respect to the merger based on the conclusion reached by its members, based on the factors that each of them considered appropriate, that the merger is in the best interests of QCR's stockholders.

Accounting treatment of the merger

        For accounting and financial reporting purposes, the merger will be accounted for under the acquisition method of accounting for business combinations in accordance with GAAP. Under the acquisition method of accounting, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of Springfield as of the effective time of the merger will be recorded at their respective fair values and added to those of QCR. Any excess of purchase price over the fair values is recorded as goodwill. Consolidated financial statements of QCR issued after the merger will reflect these fair values and will not be restated retroactively to reflect the historical consolidated financial position or results of operations of Springfield.

Material U.S. federal income tax consequences of the merger

        The following summary describes the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Springfield common stock. The summary is based upon the Internal Revenue Code, applicable Treasury Regulations, judicial decisions and administrative rulings and practice, all as in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. This summary does not address any tax consequences of the merger under state, local or foreign laws, or any federal laws other than those pertaining to income tax.

        For purposes of this discussion, the term "U.S. holder" means a beneficial owner that is: an individual citizen or resident of the United States; a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any of its political subdivisions; a trust that (i) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or an estate that is subject to U.S. federal income taxation on its income regardless of its source.

        This discussion addresses only those U.S. holders of Springfield common stock that hold their Springfield common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code and does not address all the U.S. federal income tax consequences that may be relevant to particular holders of Springfield common stock in light of their individual circumstances or to holders of Springfield common stock that are subject to special rules, such as non-U.S. holders (as defined below) (except to the extent discussed under the subheading "Tax Implications to Non-U.S. Stockholders" below); financial institutions; investors in pass-through entities; persons who are subject to alternative minimum tax; insurance companies; mutual funds; tax-exempt organizations; dealers in securities or currencies; traders in securities that elect to use a mark-to-market method of accounting; persons that hold Springfield common stock as part of a straddle, hedge, constructive sale or conversion or other integrated transaction; regulated investment companies; real estate investment trusts; persons whose "functional currency" is not the U.S. dollar; and holders who acquired their shares of Springfield common stock through the exercise of an employee stock option or otherwise as compensation.

        If a partnership (or other entity that is taxed as a partnership for federal income tax purposes) holds Springfield common stock, the tax treatment of a partner in that partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in partnerships should consult their own tax advisors about the tax consequences of the merger to them.

        The parties intend for the merger to be treated as a "reorganization" for U.S. federal income tax purposes. Each of Barack Ferrazzano and Stinson have delivered opinions, dated May 3, 2018, and filed as exhibits to the registration statement of which this proxy statement/prospectus is a part, to the effect that (i) the merger will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code, (ii) Springfield and QCR will each be a party to such reorganization within the meaning of Section 368(b) of the Internal Revenue Code, and (iii) no gain or loss will be recognized to Springfield's stockholders upon receipt of QCR common stock in exchange for their shares of Springfield common stock, except to the extent of any cash consideration received and any cash received in lieu of fractional shares. Additionally, it is a condition to Springfield's obligation to complete the merger that Springfield receive an opinion from Stinson, dated the closing date of the merger, and it is a condition to QCR's obligation to complete the merger that QCR receive an opinion from Barack Ferrazzano, dated the closing date of the merger, each to the same effect as the opinions described in the preceding sentence. These conditions are waivable, and QCR and Springfield undertake to recirculate and resolicit if either of these conditions is waived and the change in tax consequences is material. These opinions are and will be based upon representation letters provided by QCR and Springfield and upon customary factual assumptions. Neither QCR nor Springfield has sought, and neither of them will seek, any ruling from the Internal Revenue Service regarding any matters relating to the merger, and the opinions described above will not be binding on the Internal Revenue Service or any court. Consequently, there can be no assurance that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations or assumptions upon which the opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected.

        The actual tax consequences of the merger to you may be complex and will depend upon your specific situation and upon factors that are not within the control of QCR or Springfield. You should consult with your own tax advisor as to the tax consequences of the merger in light of your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws.

        Tax Consequences of the Merger.    Based upon the facts and representations contained in the representation letters received from Springfield and QCR in connection with the filing of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part, it is the opinion of Barack Ferrazzano and Stinson that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and accordingly, the material U.S. federal income tax consequences of the merger to U.S. holders will be as follows:

  •
  No gain or loss will be recognized by QCR or Springfield as a result of the merger.

  •
  Gain (but not loss) will be recognized by U.S. holders of Springfield common stock who receive shares of QCR common stock and cash in exchange for shares of Springfield common stock pursuant to the merger, in an amount equal to the lesser of (i) the excess, if any, of the amount of cash plus the fair market value of any QCR common stock received in the merger, over such U.S. holder's adjusted tax basis in the shares of Springfield common stock surrendered by such U.S. holder in the merger and (ii) the amount of cash received by such U.S. holder in the merger (other than cash received in lieu of fractional shares of QCR common stock, which is discussed below under "—Cash in Lieu of Fractional Shares of QCR Common Stock.").

  •
  Generally, a U.S. holder's aggregate tax basis in the QCR common stock received by such U.S. holder in the merger in exchange for its Springfield common stock, including any fractional shares deemed received by the U.S. holder under the treatment discussed below in "—Cash in Lieu of Fractional Shares of QCR Common Stock," will equal such U.S. holder's aggregate tax basis in the Springfield common stock surrendered in the merger, increased by the amount of taxable gain or dividend income (see below), if any, recognized by such U.S. holder in the merger (other than with respect to cash received in lieu of fractional shares of QCR common stock), and decreased by the amount of cash, if any, received by such U.S. holder in the merger (other than cash received in lieu of fractional shares of Springfield common stock).

  •
  The holding period for the shares of Springfield common stock received in the merger, including any fractional shares deemed received by the U.S. holder under the treatment discussed below in "—Cash in Lieu of Fractional Shares of Springfield Common Stock," generally will include the holding period for the shares of Springfield common stock exchanged therefor.

        For purposes of calculating the gain recognized by U.S. holders of Springfield common stock who receive shares of QCR common stock and cash in exchange for shares of Springfield common stock pursuant to the merger, the fair market value of QCR common stock is based on the trading price of that stock on the date of the merger, rather than the methodology used in calculating the number of shares of Springfield common stock to be issued to the stockholder. In the case of any U.S. holder who acquired different blocks of Springfield common stock at different times and at different prices, any realized gain or loss will be determined separately for each identifiable block of shares exchanged in the merger. A loss realized on the exchange of one block of shares cannot be used to offset a gain realized on the exchange of another block of shares, but a U.S. holder will generally be able to reduce its capital gains by capital losses in determining its income tax liability. Such U.S. holder should consult its tax advisor prior to the exchange with regard to identifying the basis or holding periods of the particular shares of QCR common stock received in the merger.

        Any capital gain generally will be long-term capital gain if the U.S. holder held the shares of Springfield common stock for more than one year at the effective time of the merger. The deductibility of capital losses is subject to limitations. All or part of the gain that a particular U.S. holder of Springfield common stock recognizes could be treated as dividend income rather than capital gain if (i) such U.S. holder is a significant stockholder of QCR or (ii) such U.S. holder's percentage ownership, taking into account constructive ownership rules, in QCR after the merger is not meaningfully reduced from what its percentage ownership would have been if it had received solely shares of QCR common stock rather than a combination of cash and shares of QCR common stock in the merger. This could happen, for example, because of ownership of additional shares of QCR common stock by such holder, ownership of shares of QCR common stock by a person related to such holder or a share repurchase by QCR from other holders of Springfield common stock. These rules are complex and dependent upon the specific factual circumstances particular to each U.S. holder. Consequently, each U.S. holder that may be subject to those rules should consult its tax advisor as to the application of these rules to the particular facts relevant to such U.S. holder.

        Cash in Lieu of Fractional Shares of QCR Common Stock.    A U.S. holder who receives cash instead of a fractional share of QCR common stock will be treated as having received the fractional share of QCR common stock pursuant to the merger and then as having exchanged the fractional share of QCR common stock for cash in a redemption by QCR. In general, this deemed redemption will be treated as a sale or exchange, and a U.S. holder will recognize gain or loss equal to the difference between (i) the amount of cash received by such U.S. holder and (ii) the portion of the basis of the shares of Springfield common stock allocable to such fractional interest. Such gain or loss generally will constitute capital gain or loss and will be long-term capital gain or loss if the U.S. holder's holding period for the Springfield common stock exchanged by such U.S. Holder is greater than one year as of the effective time of the merger.

        Medicare Tax on Unearned Income.    A U.S. holder that is an individual is subject to a 3.8% tax on the lesser of (i) his or her "net investment income" for the relevant taxable year or (ii) the excess of his or her modified adjusted gross income for the taxable year over a certain threshold (between $125,000 and $250,000 depending on the individual's U.S. federal income tax filing status). A similar regime applies to estates and trusts. Net investment income generally would include any capital gain realized in connection with the merger.

        Backup Withholding and Information Reporting.    Payments of cash to a U.S. holder of Springfield common stock pursuant to the merger may, under certain circumstances, be subject to information reporting and backup withholding unless the holder provides proof of an applicable exemption satisfactory to QCR and the exchange agent or, in the case of backup withholding, furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not additional tax and generally will be allowed as a refund or credit against the U.S. holder's U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

        A U.S. holder of Springfield common stock, as a result of having received QCR common stock in the merger, will be required to retain records pertaining to the merger. In addition, each U.S. holder of Springfield common stock who is a "significant holder" will be required to file a statement with such holder's U.S. federal income tax return in accordance with Treasury Regulations Section 1.368-3(b) setting forth such holder's basis in the Springfield common stock surrendered and the fair market value of the QCR common stock and cash received in the merger. A "significant holder" is a holder of Springfield common stock who, immediately before the merger, owned at least 5% of the vote or value of the outstanding stock of Springfield or securities of Springfield with a basis for federal income taxes of at least $1 million.

        Tax Implications to Non-U.S. Stockholders.    For purposes of this discussion, the term "non-U.S. holder" means a beneficial owner of Springfield common stock (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. holder. The rules governing the U.S. federal income taxation of non-U.S. holders are complex, and no attempt will be made herein to provide more than a limited summary of those rules. Any gain a non-U.S. holder recognizes from the exchange of Springfield common stock for QCR common stock and cash in the merger generally will not be subject to U.S. federal income taxation unless (i) the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States, or (ii) in the case of a non-U.S. holder who is an individual, such stockholder is present in the United States for 183 days or more in the taxable year of the sale and other conditions are met. Non-U.S. holders described in (i) above will be subject to tax on gain recognized at applicable U.S. federal income tax rates and, in addition, non-U.S. holders that are corporations (or treated as corporations for U.S. federal income tax purposes) may be subject to a branch profits tax equal to 30% (or a lesser rate under an applicable income tax treaty) on their effectively connected earnings and profits for the taxable year, which would include such gain. Non-U.S. holders described in (ii) above will be subject to a flat 30% tax on any gain recognized, which may be offset by U.S. source capital losses.

        This discussion does not address tax consequences that may vary with, or are contingent upon, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular federal, state, local or foreign.

Regulatory approvals

        The merger cannot proceed without obtaining all requisite regulatory approvals. QCR and Springfield have agreed to take all appropriate actions necessary to obtain the required approvals. The merger of QCR and Springfield is subject to prior approval of the Federal Reserve. QCR submitted an application with the Federal Reserve Bank of Chicago on April 23, 2018 seeking the necessary approval.

        In reviewing that application, the Federal Reserve is required to consider the following:

  •
  competitive factors, such as whether the merger will result in a monopoly or whether the benefits of the merger to the public in meeting the needs and convenience of the community clearly outweigh the merger's anticompetitive effects or restraints on trade; and

  •
  banking and community factors, which includes an evaluation of:

  •
  the financial and managerial resources of QCR, including its subsidiaries, and of Springfield, and the effect of the proposed transaction on these resources;

  •
  management expertise;

  •
  internal control and risk management systems;

  •
  the capital of Springfield;

  •
  the convenience and needs of the communities to be served; and

  •
  the effectiveness of Springfield and QCR in combating money laundering activities.

        The application process includes publication and opportunity for comment by the public. The Federal Reserve may receive, and must consider, properly filed comments and protests from community groups and others regarding (among other issues) each institution's performance under the Community Reinvestment Act of 1977, as amended. The merger may not be completed until 15 days after receipt of Federal Reserve approval, during which time the United States Department of Justice may challenge the merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of the Federal Reserve's approval, unless a court specifically orders otherwise.

        In addition, the acquisition of control of Springfield requires the approval of the MDOF. QCR submitted an application with the MDOF on April 24, 2018 seeking its approval. The MDOF will, within 30 days after receiving the application, issue an order declaring the acquisition to be lawful or unlawful under the provisions of Missouri banking law.

        While QCR knows of no reason why the approval of any of the applications would be denied or unduly delayed, it cannot assure you that all regulatory approvals required to complete the merger will be obtained or obtained in a timely manner.

Interests of certain persons in the merger

        Members of the board of directors and executive officers of Springfield and SFC Bank may have interests in the merger that are different from, or are in addition to, the interests of Springfield's stockholders generally. Springfield's board of directors was aware of these interests and considered them, among other matters, in approving the merger and determining to recommend to Springfield's stockholders to vote for approval of the merger agreement.

        Stock Ownership.    As of May 15, 2018, Springfield's directors and executive officers owned, in the aggregate, 1,737,122 shares of Springfield's common stock, representing approximately 31.8% of the outstanding shares of common stock. See "Security Ownership of Certain Beneficial Owners and Management of Springfield" for more information.

        Appointment to the Board of Directors of QCR.    Pursuant to the merger agreement, following the effective date of the consummation of the merger, subject to any necessary regulatory approval and satisfactory completion of QCR's customary director nominee due diligence process, QCR will take all appropriate action necessary to appoint Timothy O'Reilly to QCR's board of directors. For his service on QCR's board of directors, Mr. O'Reilly will be entitled to fees and benefits in accordance with QCR's then-current compensation practices and policies of QCR's board of directors.

        Severance Payments.    Under the merger agreement, QCR has agreed to cover any employee of Springfield or SFC Bank immediately prior to the effective time of the merger, who is not otherwise entitled to contractual severance or change of control benefits, under a severance policy. To the extent a covered employee incurs an involuntary termination within one year following the merger, such employee will generally be entitled to a severance payment equal to one week of base salary for each whole year of service with Springfield or QCR (or their respective subsidiaries), subject to a minimum payment equal to two weeks of base salary and a maximum payment equal to 26 weeks of base salary. In the case of any part-time employee, the amount of severance will be based on the particular employee's average weekly pay, subject to the same minimum and maximum amounts. The severance will be paid in accordance with QCR's normal payroll practices and will be subject to all applicable withholding. All severance payments are contingent upon the employee's execution of a general release and waiver in favor of Springfield, QCR, and their respective affiliates.

        Any employee who is a party to an employment, severance, change of control or other agreement providing for contractual severance or change of control benefits generally is ineligible to receive a severance payment as described above.

        Employment Agreements with SFC Bank.    The merger agreement required Robert Fulp, Monte McNew and Kirk Bossert to enter into new employment agreements with SFC Bank. The new employment agreements are contingent upon the merger becoming effective and, thereafter, will continue in effect in accordance with their terms. The new employment agreements were entered into in exchange for each executive's agreement to be bound by restrictive covenants that apply at all times during his employment and, in certain cases, for at least 24 months following any termination of employment with QCR or SFC Bank. Under the respective agreements, as of the effective time of the merger, Mr. Fulp will serve as Chief Executive Officer of SFC Bank, Mr. McNew will serve as President of SFC Bank and Mr. Bossert will serve as Chief Financial Officer of SFC Bank. The agreements all have an initial term that will extend from the effective time of the merger through December 31, 2020, unless either party elects to terminate the agreement in accordance with its terms. Messrs. Fulp and McNew have automatic renewal provisions in their agreements which will serve to extend the term of the agreements for additional one-year periods beginning on January 1, 2020 and each January 1 thereafter, unless either party elects to provide a notice of nonrenewal. In the case of a change in control of QCR or SFC Bank, the agreements will automatically remain in effect for two years following the effective date of such change in control.

        Pursuant to their respective agreements, Messrs. Fulp, McNew and Bossert will be eligible to receive an annual base salary and will have the opportunity to earn a performance-based annual cash bonus. No amount of annual cash bonus is guaranteed under the employment agreements. Mr. Fulp's initial annual base salary will be $389,640, Mr. McNew's will be $210,000 and Mr. Bossert's will be $220,000. Each will also be eligible to participate in QCR's deferred compensation plan pursuant to which they will be offered the opportunity to elect to defer a portion of their annual compensation and receive a matching contribution from QCR or SFC Bank. The matching contribution has an annual maximum limit of $10,000. Further, Messrs. Fulp, McNew and Bossert will be eligible to participate in the compensation and benefit plans, programs and arrangements sponsored and maintained by QCR and SFC Bank, subject to the terms and conditions thereof as may be in effect from time to time, as may be applicable to similarly situated senior level employees of QCR and SFC Bank.

        Under their employment agreements, if any of the executives has his employment terminated by QCR without cause or if he resigns due to a constructive discharge, the executive will be eligible to receive a severance payment in exchange for the executive's full release of any claims against QCR, SFC Bank and their affiliates. The severance amount will be equal to twice the sum of the executive's annual base salary and the average of his three most recent annual cash bonuses paid immediately preceding the termination date. The severance will typically be paid in a series of installments, but if the termination occurs within 24 months following a change in control of QCR or SFC Bank, the severance payment will be made in a single lump sum. In addition to the cash severance payment, each executive would be eligible to receive continued health insurance for a period of 18 months at the same cost as would apply to an active employee of QCR or SFC Bank. Notwithstanding the foregoing, the agreements include a provision that will serve to reduce any severance payments or other benefits due to each executive at the time of a termination of employment to an amount equal to one dollar less than the maximum amount QCR or SFC Bank could pay without loss of deduction under Section 280G of the Internal Revenue Code or the imposition of an excise tax under Section 4999 of the Internal Revenue Code.

        Springfield Equity Awards.    Springfield sponsors and maintains its 2008 Stock Option Plan (which we refer to as the "2008 Plan"). The purpose of the 2008 Plan is to encourage employees of Springfield and its affiliates and subsidiaries to acquire a proprietary and vested interest in the growth and performance of Springfield. The 2008 Plan is also designed to assist Springfield in attracting and retaining employees by providing them with the opportunity to participate in the success and profitability of Springfield. The 2008 Plan was approved by Springfield's stockholders.

        The 2008 Plan provides Springfield with the ability to grant both incentive stock options, which are subject to the requirements of Section 422 of the Internal Revenue Code, and nonqualified stock options. Any stock option granted under the 2008 Plan, whether an incentive stock option or a nonqualified stock option, entitles the holder thereof to purchase a share of Springfield's common stock at a pre-established option exercise price, provided that such option exercise price can never be less than the fair market value of the underlying share of common stock on the date of grant of the stock option. Springfield generally granted stock options under the Plan subject to three year vesting periods with one-third of the grant vesting on each of the first, second and third anniversaries of the date of grant of such award.

        Under the merger agreement, immediately prior to the effective time of the merger, Springfield is required to fully vest any outstanding unvested stock options. Each outstanding stock option will, on the date immediately preceding the effective date of the merger, be cancelled in exchange for a cash payment in an amount equal to the difference between the cash value of the merger consideration to be paid to any other holder of a share of Springfield common stock and the exercise price of the stock option. Messrs. Fulp and Bossert have been fully vested in their outstanding stock options since October 2015. As of May 15, 2018, Mr. McNew holds 20,000 stock options that will become vested immediately prior to the effective time of the merger. As of May 15, 2018, Messrs. Fulp, McNew and Bossert each holds, in the aggregate, 62,000, 20,000 and 16,000, respectively, stock options over shares of Springfield common stock with a weighted average exercise price equal to $7.52.

        Springfield has also previously awarded to Messrs. Fulp, McNew and Bossert restricted shares of Springfield common stock. The restricted stock units were incentives granted to the executives as an incentive to further the growth, development, and financial success of Springfield and SFC Bank. From the date of their issuance, the restricted stock entitled the executives to the same rights as any other holder of Springfield common stock, including the right to vote and the right to receive dividends. However, the restricted stock was subject to a risk of forfeiture if the executive did not remain continuously employed with Springfield or SFC Bank through certain pre-established vesting dates. Under the award agreements, as amended, for Messrs. Fulp and Bossert, their restricted stock units would vest as to two-thirds of the award on January 1, 2019, or, if later, on December 31 of the first year that Springfield attained a stated net income goal. The net income goal was not achieved as of December 31, 2017. The remaining one-third of their awards was set to vest on January 1, 2020. Mr. McNew's restricted stock units vest as to one-third of the award on January 1 of each of 2019 through 2021. However, pursuant to the merger agreement, Springfield is required, immediately prior to the effective time of the merger, to fully vest all outstanding unvested restricted stock units. The vested restricted stock units will then be treated in the merger the same as all other outstanding shares of Springfield common stock. As of May 15, 2018, Messrs. Fulp, McNew and Bossert held, in the aggregate, 91,500, and respectively 46,500, 20,000 and 25,000, restricted shares of Springfield common stock.

        SFC Bank Supplemental Retirement Plan.    In March 2015, SFC Bank implemented a Supplemental Retirement Plan (which we refer to as the "SFC Plan") intended to provide supplemental retirement benefits to a select group of management and key employees as a way to attract and retain such individuals. Pursuant to the SFC Plan, an employee who has been designated as a participant in the plan is eligible to receive a specified annual benefit for 15 years following retirement from employment with SFC Bank. Messrs. Fulp, McNew and Bossert each is entitled to an annual benefit in the amount of $175,000, $50,000 and $100,000, respectively. The SFC Plan provides that annual benefits due under the plan will vest based on a participant's continued employment through normal retirement age. If a participant retires before attaining age 60, the participant would not have any vested interest in the annual benefit. If a participant retires upon or after attaining age 65, the participant would be fully vested in the annual benefit. In addition, the SFC Plan provides for full vesting of a participant's right to an annual benefit upon the occurrence of various specified events, including a change in control of Springfield or SFC Bank. Unless a participant has otherwise already commenced receipt of installments, following a change in control of Springfield or SFC Bank, the SFC Plan provides that the series of 15 annual installments will be paid to the participant in a single lump sum. The SFC Plan provides, generally, for payments to commence upon the earliest to occur of the participant's termination of employment, the participant's death or a change in control of Springfield or SFC Bank. The merger transaction will constitute a change in control of Springfield for purposes of the SFC Plan. It is anticipated that, following payment of benefits in connection with the merger, the SFC Plan will be terminated in its entirety.

        Indemnification and Insurance.    Pursuant to the terms of the merger agreement, Springfield agreed to acquire and maintain, for up to six years following the effective time, insurance coverage under the current policy of directors' and officers' liability insurance maintained by Springfield for actions taken prior to the effective time of the sale. If a six-year term of insurance coverage is not available, the term for the insurance will be such other maximum period of time for which coverage is available at a cost not to exceed 150% of the premiums Springfield paid for its current policy term. Following the effective time, to the extent permitted by applicable law, QCR has agreed to indemnify and hold harmless the current and former directors, officers and employees of Springfield and its subsidiaries for all actions taken by them prior to the effective time of the sale.

Restrictions on resale of QCR common stock

        The shares of QCR common stock to be issued in connection with the merger will be registered under the Securities Act of 1933, as amended (which we refer to as the "Securities Act"), and will be freely transferable, except for shares issued to any stockholder who may be deemed to be an "affiliate" of QCR for purposes of Rule 144 under the Securities Act. Persons who may be deemed to be affiliates of QCR include individuals or entities that control, are controlled by, or are under common control with QCR and may include the executive officers, directors and significant stockholders of QCR.

Springfield stockholder dissenters' rights

        General.    Dissenters' rights with respect to Springfield common stock are governed by Section 351.455 R.S.Mo. Springfield stockholders have the right to dissent from the merger and to obtain payment of the fair value of their shares in the event the merger is consummated. Strict compliance with the dissent procedures is mandatory. Subject to the terms of the merger agreement, the parties could elect to terminate the merger agreement even if it is approved by QCR and Springfield stockholders, thus terminating dissenters' rights available to Springfield stockholders.

        Springfield urges any Springfield stockholder who contemplates exercising his, her or its right to dissent to read carefully the provisions of Section 351.455 R.S.Mo., which is attached to this proxy statement/prospectus as Appendix B. A more detailed discussion of the provisions of the statute is included below. This discussion describes the steps that each Springfield stockholder must take to exercise his, her or its right to dissent. Each Springfield stockholder who wishes to dissent should read both the summary and the full text of the law. Springfield cannot give any Springfield stockholder legal advice. To completely understand this law, each Springfield stockholder may want, and Springfield encourages any Springfield stockholder seeking to dissent, to consult with his, her or its legal counsel. Any Springfield stockholder who wishes to dissent should not send in a signed proxy unless he, she or it marks his, her or its proxy to vote against the merger, or marks his, her or its proxy to abstain with respect to the merger, or such stockholder will lose the right to dissent.

        If you desire to submit the written objection required by Section 351.455 R.S.Mo. prior to the Springfield special meeting, send or deliver such objection to Springfield Bancshares, Inc., Corporate Secretary, 2006 South Glenstone Avenue, Springfield, Missouri 65804. Springfield urges any stockholder who wishes to dissent to act carefully. Springfield cannot and does not accept the risk of late or undelivered written objections. If a dissenting Springfield stockholder's written objection is not timely received by Springfield prior to or at the Springfield special meeting, then he, she or it will not be entitled to exercise his, her or its dissenters' rights. Springfield's stockholders bear the risk of non-delivery and of untimely delivery.

        Summary of Section 351.455 R.S.Mo.—Dissenters' Rights.    The following is a summary of Section 351.455 R.S.Mo. and the procedures that a stockholder must follow to dissent from the proposed merger and to perfect his, her or its dissenters' rights and receive cash rather than shares of QCR common stock if the merger is completed. This summary is qualified in its entirety by reference to Section 351.455 R.S.Mo., which is reprinted in full as Appendix B to this proxy statement/prospectus. Appendix B should be reviewed carefully by any stockholder who wishes to perfect his, her or its dissenters' rights. Failure to strictly comply with the procedures set forth in Section 351.455 R.S.Mo. will, by law, result in the loss of dissenters' rights. It may be prudent for a person considering whether to dissent to obtain legal counsel.

        If the proposed merger of Springfield with and into QCR is completed, any Springfield stockholder who has properly perfected his, her or its statutory dissenters' rights in accordance with Section 351.455 R.S.Mo. has the right to obtain, in cash, payment of the fair value of such stockholder's shares of Springfield common stock.

        To exercise dissenters' rights under Section 351.455 R.S.Mo. and be entitled to appraisal and payment of the fair value of his, her or its shares under the General and Business Corporation Law of Missouri, a Springfield stockholder must:

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  own Springfield common stock as of the close of business on May 15, 2018, the record date for the Springfield special meeting at which the approval of the merger agreement is submitted to a vote, and maintain ownership of Springfield common stock through the effective time of the merger;

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  file with Springfield, prior to or at the Springfield special meeting, a written objection to the merger. Such written objection must be made in addition to and separate from any proxy or other vote against the approval of the merger agreement;

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  not vote in favor of the merger at the Springfield special meeting; and

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  within 20 days after the effective time of the merger, make a written demand on QCR, as the surviving corporation, for payment of the fair value of such stockholder's shares of Springfield common stock as of the day prior to the Springfield special meeting.

        A Springfield stockholder of record who fails to satisfy these requirements is not entitled to payment for his her or its shares of Springfield common stock under Section 351.455 R.S.Mo. In addition, any stockholder who returns a signed proxy but fails to provide instructions as to the manner in which such shares are to be voted will be deemed to have voted in favor of approving and adopting the merger and will not be entitled to assert dissenters' rights.

        If, within 30 days after the effective time of the merger, the value of the dissenting stockholder's shares of Springfield common stock is agreed upon between the dissenting Springfield stockholder and QCR, then payment for such shares must be made by QCR within 90 days after the effective time, upon the surrender of the dissenting Springfield stockholder's stock certificates representing such stockholder's shares. Upon payment of the agreed value, the dissenting Springfield stockholder ceases to have any interest in the shares or in QCR.

        If, within 30 days after the effective date of the Springfield merger, there is no such agreement as to the fair value of the dissenting stockholder's shares of Springfield common stock between the dissenting Springfield stockholder and QCR, then the dissenting Springfield stockholder may, within 60 days after the expiration of the 30-day period, file a petition in any court of competent jurisdiction within the county in which the registered office of the surviving corporation is situated, asking for a finding and determination of the fair value of such stockholder's shares. The dissenting Springfield stockholder will be entitled to judgment against QCR for an amount equal to the fair value of such stockholder's shares measured as of the day prior to the Springfield special meeting, together with interest thereon to the date of the judgment. Investment banker opinions as to fairness from a financial point of view of the consideration payable in a transaction are not opinions as to, and do not address, fair value under the General and Business Corporation Law of Missouri.

        The judgment will only be payable upon and simultaneously with the surrender to QCR of the stock certificates representing the shares of Springfield common stock owned by the dissenting Springfield stockholder. Upon payment of the judgment, such stockholder will cease to have any interest in the shares or in QCR. Further, unless the dissenting stockholder files the petition with the court within the 60-day time limit described above, such stockholder and all persons claiming under such stockholder shall be conclusively presumed to have approved or ratified the merger and shall be bound by the terms thereof. The right of a dissenting stockholder to be paid the fair value of such stockholder's shares as provided above ceases if and when Springfield abandons the merger.

        The foregoing does not purport to be a complete statement of the provisions of MGBCL relating to statutory dissenters' rights and is qualified in its entirety to the dissenters rights provisions, which are reproduced in full in Appendix B to this proxy statement/prospectus and which are incorporated herein by reference. If any Springfield stockholder intends to dissent, or if such stockholder believes that dissenting might be in his, her or its best interests, such stockholder should read Appendix B carefully.

DESCRIPTION OF THE MERGER AGREEMENT

        The following is a summary of the material terms of the merger agreement. This summary does not purport to describe all the terms of the merger agreement and is qualified by reference to the complete text of the merger agreement, which is attached as Appendix A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. You should read the merger agreement completely and carefully as it, rather than this description, is the legal document that governs the merger.

        The text of the merger agreement has been included to provide you with information regarding its terms. The terms of the merger agreement (such as the representations and warranties) are intended to govern the contractual rights and relationships, and allocate risks, between the parties in relation to the merger. The merger agreement contains representations and warranties QCR and Springfield made to each other as of specific dates. The representations and warranties were negotiated between the parties with the principal purpose of setting forth their respective rights with respect to their obligations to complete the merger. The statements embodied in those representations and warranties may be subject to important limitations and qualifications as set forth therein, including a contractual standard of materiality different from that generally applicable under federal securities laws.

General

        The merger agreement provides for the merger of Springfield with and into QCR, with QCR as the surviving company. The merger is anticipated to be completed in the third quarter of 2018. After the completion of the merger, QCR intends to operate SFC Bank under SFC Bank's existing charter as a separate, wholly owned banking subsidiary of QCR.

Closing and effective time

        Closing.    The closing of the merger will take place on the fifth business day following the satisfaction or waiver of the conditions to closing set forth in the merger agreement, or at another time that both parties mutually agree upon. See "Description of the Merger Agreement—Conditions to completion of the merger" for a more complete description of the conditions that must be satisfied prior to closing. The date of the completion of the merger sometimes is referred to in this proxy statement/prospectus as the closing date.

        Completion of the Merger.    The merger will become effective as of the date and time specified in the certificate of merger that will be filed with the Delaware Secretary of State. The time at which the merger becomes effective is sometimes referred to in this proxy statement/prospectus as the effective time.

Consideration to be received in the merger

        If the merger is completed, each share of Springfield common stock issued and outstanding immediately prior to the effective time (other than any shares owned by QCR or Springfield, and other than any dissenting shares) will be converted into the right to receive (i) $1.50 in cash; and (ii) 0.3060 shares of QCR common stock, subject to certain adjustments, as summarized below. Based on the closing price of QCR common stock as reported on the Nasdaq Global Market of $44.45 as of April 17, 2018, the trading day immediately preceding the public announcement of the merger, the implied merger consideration that a Springfield stockholder would be entitled to receive for each share of Springfield common stock owned would be $15.10 with an aggregate transaction value of approximately $83.5 million.

        Notwithstanding the foregoing, no fractional shares of QCR common stock will be issued in the merger. Instead, QCR will pay to each holder of Springfield common stock who would otherwise be entitled to a fractional share of QCR common stock an amount in cash (without interest) rounded to the nearest whole cent, determined by multiplying the fraction of a share to which such Springfield stockholder would otherwise be entitled by the weighted average closing price of QCR common stock as reported on the Nasdaq Global Market over the twenty consecutive trading day period ending immediately preceding the closing date.

        The merger consideration is subject to the following adjustments:

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  If Springfield's adjusted tangible stockholders' equity is less than a specified minimum.  If Springfield's adjusted tangible stockholders' equity is less than the applicable threshold set forth below corresponding to the month-end prior to the closing date of the merger, then the cash consideration that each Springfield stockholder would be entitled to receive shall be reduced by the amount of such shortfall divided by the number of outstanding shares of Springfield common stock at the effective time. For purposes of this provision, Springfield's adjusted tangible stockholders' equity will equal Springfield's adjusted tangible stockholders' equity reflected on the consolidated balance sheet of Springfield as of the close of business on the final day of the month that immediately precedes the month in which the closing date occurs, provided, however, that Springfield's adjusted tangible stockholders' equity will be adjusted to reflect the following adjustments, specification and changes: (i) the impact of the accumulated other comprehensive income will be included; (ii) the after-tax impact of certain transaction expenses will be excluded; (iii) the expenses associated with the termination and liquidation of the Springfield First Community Bank Supplemental Retirement Plan will be excluded; and (iv) any remediation costs with respect to environmental matters will be included. As of March 31, 2018, Springfield's tangible stockholders' equity was approximately $44.4 million. As of the date of this proxy statement/prospectus, the parties are not aware of any existing facts or circumstances that would cause the adjusted tangible stockholders' equity to fall below the amounts set forth below.

Month-end prior to closing date	Minimum adjusted tangible stockholders' equity
July 31, 2018	$47,498,833
August 31, 2018	$48,414,324
September 30, 2018	$49,300,550
October 31, 2018	$50,151,278
November 30, 2018	$51,033,208
December 31, 2018	$51,869,139
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  Significant decrease in market price of QCR common stock.  If the weighted average daily closing sales price of QCR common stock for the 20 trading days ending on the Determination Date (i) is less than $38.19 per share and (ii) represents a percentage change, relative to a base value of $44.93 per share of QCR common stock, that is more than 15% below the percentage change in the Nasdaq Bank Index, measured by comparing the average daily closing value of that index over that 20-day period to a base value of $4,079.11, then Springfield will have the right to terminate the merger agreement unless QCR elects to increase the merger consideration. QCR may elect to increase the stock consideration in an amount to equal a number equal to the lesser of (i) a quotient (rounded to the nearest ten-thousandth), the numerator of which is $11.69 and the denominator of which is the volume weighted average of the daily closing sales prices of a share of QCR common stock as reported on the Nasdaq Global Market for the 20-day period immediately preceding the Determination Date, and (ii) a quotient (rounded to the nearest ten-thousandth), the numerator of which is $11.69 and the denominator of which is the volume weighted average of the daily closing sales prices of a share of QCR common stock as reported on the Nasdaq Global Market for the 20-day period immediately preceding the Determination Date, multiplied by (A) the average closing index value of the Nasdaq Bank Index for the 20 consecutive trading days immediately preceding the Determination Date divided by $4,079.11. In the alternative, QCR may elect to increase the cash portion of the consideration such that each holder of Springfield common stock would be entitled to receive, in respect of each share of Springfield common stock, the equivalent value for each such share of Springfield common stock as such holder would have received had QCR elected to increase the stock portion of the merger consideration instead.

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  Reclassification, recapitalization or other adjustment to QCR or Springfield common stock.  If, prior to the effective time, there is declared (with an effective time prior to the effective time) or effected a reorganization, reclassification, recapitalization, stock split (including a reverse stock split), split-up or stock dividend (including any dividend or distribution of securities convertible into QCR or Springfield common stock), combination, exchange or readjustment of shares with respect to, or rights issued in respect of, QCR or Springfield common stock, the exchange ratio shall be proportionately adjusted to provide to the holders of Springfield common stock the same economic effect as contemplated by the merger agreement prior to such event.

        The market price of QCR common stock will fluctuate before the completion of the merger and before holders of Springfield common stock receive the merger consideration to which they are entitled. Holders of Springfield common stock should obtain current stock price quotations for QCR common stock and Springfield common stock before voting on the merger and before making an election for merger consideration.

Treatment of Springfield stock options and restricted stock units

        With respect to its equity awards, each Springfield restricted stock unit which is outstanding immediately prior to the effective time will be fully vested and each holder thereof will become a holder of Springfield common stock immediately prior to the effective time and entitled to receive the merger consideration. Each option to purchase Springfield common stock , whether vested or unvested, that is outstanding and unexercised immediately prior to the effective time of the merger will cease to represent a stock option and will be cashed out in an amount of cash equal to the difference between: (i) the sum of (A) $1.50, as may be adjusted pursuant to the terms of the merger agreement as described below, plus (B) the exchange ratio multiplied by the volume weighted average of the daily closing sales prices of a share of QCR common stock as reported on the Nasdaq Global Market for the 20 consecutive trading days ending on the date immediately preceding the closing date of the merger; and (ii) the exercise price of the option on the date immediately preceding the closing date of the merger.

Voting and support agreement

        On April 17, 2018, the directors and certain officers of Springfield entered into a voting and support agreement with QCR. Under this agreement, these stockholders have each agreed to vote, subject to their fiduciary duties, their respective shares of Springfield common stock:

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  in favor of the merger and the transactions contemplated by the merger agreement;

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  against (i) any tender or exchange offer to acquire more than 15% of the voting power of Springfield or SFC Bank, (ii) any proposal for a merger, consolidation or other business combination involving Springfield or SFC Bank, or (iii) any other proposal or offer to acquire more than 15% of the business, assets or deposits of Springfield or SFC Bank; and

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  against any action or agreement that would reasonably be expected to result in a material breach of any covenant, representation or warranty or any other obligation of Springfield under the merger agreement.

        Furthermore, each of these stockholders has also agreed not to sell, assign or transfer any shares of Springfield common stock that they own. The shares subject to the voting and support agreement represent approximately 28.4% of Springfield's outstanding shares of common stock as of May 15, 2018. The voting obligations under the voting and support agreement will automatically terminate upon the earlier of (i) the date of the termination of the merger agreement, (ii) the favorable vote of Springfield stockholders with respect to the approval of the merger agreement, (iii) the date, if any, on which Springfield publicly discloses that the board of directors of Springfield has determined in good faith, after consultation with outside counsel, that to, or continue to, recommend the merger agreement to Springfield's stockholders would result in a violation of its fiduciary duties under applicable law, or (iv) December 31, 2018. A copy of the form of voting and support agreement is attached to this proxy statement/prospectus as Appendix C.

Exchange procedures

        QCR has engaged American Stock Transfer & Trust, LLC to act as its exchange agent to handle the exchange of Springfield common stock for the merger consideration and the payment of cash for any fractional share interests. Within five business days after the closing date, the exchange agent will send to each Springfield certificated record holder a letter of transmittal for use in the exchange with instructions explaining how to surrender Springfield common stock certificates to the exchange agent. Springfield stockholders who surrender their certificates to the exchange agent, together with a properly completed letter of transmittal, will receive the merger consideration. Springfield stockholders that do not exchange their Springfield common stock will not be entitled to receive the merger consideration or any dividends or other distributions by QCR until their certificates are surrendered. After surrender of the certificates representing Springfield shares, any unpaid dividends or distributions with respect to the QCR common stock represented by the certificates will be paid without interest.

        In no event will QCR, the exchange agent, or any other person be liable to any former holder of shares of Springfield common stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

        Holders of Springfield common stock should follow the instructions in the letter of transmittal for sending their stock certificates to the exchange agent.

Conduct of business pending the merger

        Conduct of Business of Springfield.    Under the merger agreement, Springfield has agreed to certain restrictions on its activities and the activities of its subsidiaries until the merger is completed or the merger agreement is terminated. In general, Springfield is required to (i) conduct its business in the ordinary course of business, (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships, and (iii) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of QCR or Springfield to obtain any of the requisite regulatory approvals, to perform its covenants and agreements under the merger agreement or to consummate the contemplated transactions.

        The following is a summary of the more significant restrictions imposed upon Springfield, subject to the exceptions set forth in the merger agreement. Springfield will not, without QCR's prior written consent or as otherwise provided in the merger agreement:

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  issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any shares of its capital stock or any security convertible into its capital stock;

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  permit its common stock to become subject to new grants, including issuances under Springfield benefit plans;

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  grant any registration rights with respect to its common stock;

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  make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on its common stock outside of past practice or as specifically contemplated in the merger agreement;

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  adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its common stock;

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  amend the terms of, waive any rights under, terminate, knowingly violate the terms of or enter into any contract material to Springfield;

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  enter into loan transactions not in accordance with, or consistent with, past practices of SFC Bank or that are on terms and conditions that, to the knowledge of Springfield, are materially more favorable than those available to the borrower from competitive sources in arm's-length transactions;

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  enter into any new credit or new lending relationships greater than $1.5 million that would require an exception to SFC Bank's formal loan policy or that are not in strict compliance with such loan policy;

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  other than incident to a reasonable loan restructuring, extend additional credit to any existing borrower if it is the obligor under any indebtedness to SFC Bank that constitutes a nonperforming loan or against any part of such indebtedness that SFC Bank has established loss reserves or any part of which has been charged-off by SFC Bank;

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  maintain an allowance for loan and lease losses which is not adequate in all material respects under the requirements of GAAP and applicable legal requirements to provide for possible losses, net of recoveries relating to loans previously charged off, on Springfield's outstanding loans and leases;

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  fail to charge-off any loans or leases that would be deemed uncollectible in accordance with GAAP or place on non-accrual any loans or leases that are past due greater than 90 days;

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  sell, transfer, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties, except for the dispositions in the ordinary course of business or of financial assets or investments or of obsolete assets in transactions that are not material to Springfield;

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  acquire all or any portion of the assets, business, deposits or properties of any other entity, except in the ordinary course of business in transactions that are not material to Springfield;

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  amend the articles of incorporation or bylaws of Springfield, or similar governing documents of its subsidiaries;

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  implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable regulatory accounting requirements;

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  increase in any manner the compensation or benefits of any of the current or former directors, officers, employees, consultants, independent contractors or other service providers of Springfield or its subsidiaries, other than increases in the ordinary course of business consistent with past practices in timing, metrics and amount;

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  establish, amend or terminate any employee benefit plan, accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation under employee benefit plan, cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under employee benefit plan, or materially change any actuarial assumptions used to calculate funding obligations with respect to any employee benefit plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined;

  •
  incur or guarantee any indebtedness, including any increase in existing outstanding indebtedness, for borrowed money other than in the ordinary course of business;

  •
  enter into any new line of business or materially change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies;

  •
  settle any action, suit, claim or proceeding against it or any of its subsidiaries in excess of $100,000;

  •
  make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;

  •
  make or change any tax elections, change an annual accounting period, change or consent to any change in its or its subsidiaries' method of accounting for tax purposes (except as required by a change in GAAP or applicable tax law), change or modify any position on any tax return filed on or after the date of the merger agreement from positions taken on tax returns previously filed, settle or compromise any tax liability, claim or assessment, enter into any closing agreement, waive or extend any statute of limitations with respect to an amount of taxes, surrender any right to claim a refund for an amount of taxes, file any amended tax return, or take any other similar action relating to the filing of any tax return or the payment of any tax;

  •
  hire any employee with an annual salary in excess of $100,000; or

  •
  agree to take, make any commitment to take, or adopt any resolutions of the board of directors of Springfield, or to allow the board of directors of any Springfield subsidiary to take or adopt any resolutions of such board of any Springfield subsidiary, in support of, any of the actions prohibited by the merger agreement.

        Conduct of Business of QCR.    Under the merger agreement, QCR has agreed to certain restrictions on its activities and the activities of its subsidiaries until the merger is completed or the merger agreement is terminated. In general, QCR is required not to take any action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of QCR or Springfield to obtain any of the requisite regulatory approvals, to perform its covenants and agreements under the merger agreement or to consummate the contemplated transactions.

Certain covenants of the parties

        Both parties have agreed to cooperate with the other in connection with obtaining the regulatory approvals for the transactions contemplated by the merger agreement. Both parties agree, among other things:

  •
  to cooperate and use all reasonable best efforts in the preparation and filing of all applications, notices and documents required to obtain regulatory approval and/or consents from governmental authorities for the merger;

  •
  to exercise good faith and use reasonable best efforts to satisfy the covenants and conditions required to close the merger and to complete the merger as promptly as practicable;

  •
  that neither will intentionally act in a manner that would cause a breach of the merger agreement;

  •
  to coordinate any disclosure of nonpublic information to third parties concerning the transactions contemplated by the merger agreement; and

  •
  to provide one another reasonable opportunity to consult concerning the defense of any stockholder litigation against the Springfield or QCR, as applicable, or any of their respective directors or officers relating to the transactions contemplated by the merger agreement.

        Springfield has also agreed to the following:

  •
  to notify QCR of any fact, event or circumstance known to it that is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in a material adverse effect on Springfield;

  •
  to notify QCR of any fact, event or circumstance known to it that would cause or constitute a material breach of any of Springfield's representations, warranties, covenants or agreements contained in the merger agreement that reasonably would be expected to give rise, individually or in the aggregate, to the failure of a closing condition;

  •
  to duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining approval of the merger agreement and the transactions contemplated therein; and

  •
  to amend or terminate, as requested by QCR, any of its employee benefit plans.

        In addition, following the effective date of the consummation of the merger, subject to any necessary regulatory approval and satisfactory completion of QCR's customary director nominee due diligence process, QCR has agreed take all appropriate action necessary to appoint Timothy O'Reilly to QCR's board of directors.

        Mr. O'Reilly, age 49, is a partner in the law firm of O'Reilly & Preston, LLC, and Chief Executive Officer of O'Reilly Hospitality Management. Mr. O'Reilly is a hotel and restaurant executive and owner of the following properties: Hilton, Marriott, Choice, IHG and Wyndham hotels, along with Yellowstone Valley Lodge in Livingston, Montana and Houlihan's Restaurants in Springfield, Missouri and Columbia, Missouri.

No solicitation of or discussions relating to an acquisition proposal

        The merger agreement contains provisions prohibiting Springfield from initiating, soliciting, encouraging or knowingly facilitating an alternative proposal to the merger. Springfield agreed to immediately cease and terminate any activities, discussions or negotiations conducted before the date of the merger agreement with any persons other than QCR with respect to any acquisition proposal. Moreover, Springfield has agreed that it will not, and will cause each of its subsidiaries its and its subsidiaries' officers, directors, agents, advisors and affiliates not to, initiate, solicit, encourage or knowingly facilitate any inquiry or proposal or enter into any negotiations or discussions with any person or entity concerning any proposed acquisition of Springfield or its subsidiaries, or furnish any confidential or nonpublic information to any person or entity proposing or seeking such an acquisition.

        However, the merger agreement provides that Springfield may furnish such information pursuant to a customary confidentiality agreement and engage in such negotiations or discussions in response to an unsolicited acquisition proposal, if the board of directors of Springfield determines in good faith and after consultation with outside counsel and its financial advisor that such proposal constitutes or is reasonably likely to result in a superior proposal, and the failure to take action with respect to such proposal is reasonably likely to result in a breach of the board of directors' fiduciary duties. If the board of directors of Springfield determines that it is necessary to pursue a superior proposal in order to act in a manner consistent with its fiduciary duties, the board may withhold, withdraw, qualify or adversely modify the board's recommendation to Springfield stockholders with respect to the approval and adoption of the merger agreement and the transaction contemplated thereby, and/or terminate the merger agreement. However, the Springfield board of directors may not terminate the merger agreement for a superior proposal unless it has first notified QCR and otherwise negotiated with QCR so that the merger may be effected.

        Under the merger agreement, a "superior proposal" means any written acquisition proposal which the board of directors of Springfield concludes in good faith to be more favorable from a financial point of view to its stockholders than the merger, after (i) consulting with its financial advisors, (ii) taking into account the likelihood and timing of consummation of the proposed transaction on its terms, and (iii) taking into account all legal, financial, regulatory and other aspects of such proposal. If QCR terminates the merger agreement because Springfield breaches its covenant not to solicit an acquisition proposal from a third party or if Springfield terminates the merger agreement in order to enter into an agreement for a superior proposal, Springfield will pay to QCR a termination fee equal to $3.0 million. See "Description of the Merger Agreement—Termination fees."

Representations and warranties

        The merger agreement contains representations and warranties made by Springfield and QCR. These include, among other things, representations relating to:

  •
  valid corporate organization and existence;

  •
  ownership of their respective subsidiaries;

  •
  corporate power and authority to enter into the merger and the merger agreement;

  •
  absence of any breach of organizational documents or law as a result of the merger;

  •
  capitalization;

  •
  financial statements;

  •
  filing of necessary reports with regulatory authorities;

  •
  real property, personal property and other material assets;

  •
  environmental matters;

  •
  insurance matters;

  •
  labor matters;

  •
  certain tax matters;

  •
  employee matters and employee benefits;

  •
  compliance with laws;

  •
  absence of certain litigation or orders;

  •
  absence of material adverse changes;

  •
  broker/finder fees;

  •
  absence of any reason why the granting of any of the required regulatory approvals would be denied or unduly delayed; and

  •
  compliance with the Community Reinvestment Act;

        Springfield made additional representations and warranties to QCR in the merger agreement relating to, among other things:

  •
  books of account, minutes and stock records;

  •
  absence of any breach of material contracts as a result of the merger;

  •
  compliance with, absence of default under and information regarding, material contracts;

  •
  loans and allowance for loan losses;

  •
  affiliate transactions;

  •
  intellectual property; and

  •
  investment securities.

Conditions to completion of the merger

        Closing Conditions for the Benefit of QCR.    QCR's obligations are subject to fulfillment of certain conditions, including:

  •
  accuracy of representations and warranties of Springfield in the merger agreement as of the closing date, except as otherwise set forth in the merger agreement;

  •
  performance by Springfield in all material respects of its obligations under the merger agreement;

  •
  approval of the merger agreement and the transactions contemplated therein at the meeting of Springfield stockholders;

  •
  no proceeding, other than stockholder litigation, involving any challenge to, or seeking damages or other relief in connection with, any transaction contemplated by the merger agreement, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the contemplated transactions, in either case that would reasonably be expected to have a material adverse effect on QCR, as the surviving entity;

  •
  no order, injunction, decree, statute, rule, regulation or other legal restraint or prohibition preventing or making illegal the consummation of the merger or any of the other transactions contemplated by the merger agreement;

  •
  receipt of all necessary regulatory approvals;

  •
  the registration statement, of which this proxy statement/prospectus is a part, concerning QCR common stock issuable pursuant to the merger agreement, having been declared effective by the SEC;

  •
  receipt of a certificate signed on behalf of Springfield certifying (i) the accuracy of the representations and warranties of Springfield in the merger agreement and (ii) performance by Springfield in all material respects of its obligations under the merger agreement;

  •
  receipt of a tax opinion from Barack Ferrazzano that (i) the merger constitutes a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code, (ii) each of QCR and Springfield will be a party to such reorganization within the meaning of Section 368(b) of the Internal Revenue Code, and (iii) no gain or loss will be recognized by holders of Springfield common stock upon the receipt of shares of QCR common stock in exchange for their shares of Springfield common stock, except to the extent of any cash consideration received in the merger and any cash received in lieu of fractional shares of QCR common stock;

  •
  non-objection of the Nasdaq Stock Market, LLC of the listing of the shares of QCR common stock issuable pursuant to the merger agreement on the Nasdaq Global Market;

  •
  certain Springfield employees shall have entered into employment agreements with QCR and SFC Bank; and

  •
  no material adverse change in the financial condition, assets or business of Springfield since the date of the merger agreement.

        Closing Conditions for the Benefit of Springfield.    Springfield's obligations are subject to fulfillment of certain conditions, including:

  •
  accuracy of representations and warranties of QCR in the merger agreement as of the closing date, except as otherwise set forth in the merger agreement;

  •
  performance by QCR in all material respects of its obligations under the merger agreement;

  •
  approval of the merger agreement and the transactions contemplated therein at the meeting of Springfield stockholders;

  •
  no proceeding, other than stockholder litigation, involving any challenge to, or seeking damages or other relief in connection with, any transaction contemplated by the merger agreement, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the contemplated transactions, in either case that would reasonably be expected to have a material adverse effect on QCR, as the surviving entity;

  •
  no order, injunction, decree, statute, rule, regulation or other legal restraint or prohibition preventing or making illegal the consummation of the merger or any of the other transactions contemplated by the merger agreement;

  •
  receipt of all necessary regulatory approvals;

  •
  the registration statement, of which this proxy statement/prospectus is a part, concerning QCR common stock issuable pursuant to the merger agreement, having been declared effective by the SEC;

  •
  receipt of a certificate signed on behalf of QCR certifying (i) the accuracy of representations and warranties of QCR in the merger agreement and (ii) performance by QCR in all material respects of its obligations under the merger agreement;

  •
  receipt of a tax opinion from Stinson that (i) the merger constitutes a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code, (ii) each of QCR and Springfield will be a party to such reorganization within the meaning of Section 368(b) of the Internal Revenue Code, and (iii) no gain or loss will be recognized by holders of Springfield common stock upon the receipt of shares of QCR common stock in exchange for their shares of Springfield common stock, except to the extent of any cash consideration received in the merger and any cash received in lieu of fractional shares of QCR common stock;

  •
  non-objection of the Nasdaq Stock Market, LLC of the listing of the shares of QCR common stock issuable pursuant to the merger agreement on the Nasdaq Global Market; and

  •
  no material adverse change in the financial condition, assets or business of QCR since the date of the merger agreement.

Termination

        QCR and Springfield may mutually agree to terminate the merger agreement and abandon the merger at any time. Subject to conditions and circumstances described in the merger agreement, either QCR or Springfield may also terminate the merger agreement as follows:

  •
  the other party has breached or failed to perform its obligations under the merger agreement, which breach or failure to perform would result in the failure of any of the closing conditions and such breach or failure has not or cannot be cured within the earlier of two days prior to December 31, 2018 and 30 days following written notice to the breaching party, provided its inability to satisfy the condition was not caused by the non-breaching party's failure to comply in all material respects with any of its obligations under the merger agreement;

  •
  any regulatory authority has denied approval of any of the transactions contemplated by the merger agreement or any application for a necessary regulatory approval has been withdrawn at the request of a regulatory authority, provided that such right to terminate is not available to a party whose failure to fulfill any of its obligations under the merger agreement has been the cause of the denial or withdrawal of regulatory approval;

  •
  failure to receive approval by Springfield stockholders for the merger agreement and the transactions contemplated therein following the meeting held for such purpose;

  •
  the merger is not completed by December 31, 2018, provided that such right to terminate is not available to a party whose failure to fulfill any of its obligations under the merger agreement has resulted in the failure of the merger to be completed before such date; or

  •
  a court or regulatory authority has enjoined or prohibited any of the transactions contemplated in the merger agreement.

        In addition, a particular party may terminate the merger agreement as follows:

  •
  QCR may terminate if environmental reports reveal any adverse environmental condition or violation concerning Springfield's real property and the estimated cost to complete remedial work with respect to such condition would exceed $500,000, unless Springfield or SFC Bank agrees to pay or accrue all such expenses prior to the effective time of the merger;

  •
  QCR may terminate if Springfield materially breaches any of its obligations with respect to soliciting alternative acquisition proposals or holding a meeting of its stockholders to approve the merger agreement;

  •
  Springfield may terminate in order to enter into an agreement with respect to an unsolicited superior proposal from a third party;

  •
  QCR may terminate if Springfield's board of directors makes an adverse recommendation to Springfield's stockholders; or

  •
  Springfield may terminate if the weighted average daily closing sales price of QCR common stock for a 20-day period measured as of the Determination Date (i) is less than $38.19 per share and (ii) represents a percentage change, relative to a base value of $44.93 per share of QCR common stock, that is more than 15% below the percentage change in the Nasdaq Bank Index, measured by comparing the average daily closing value of that index over that 20-day period to a base value of $4,079.11, unless QCR elects to increase the merger consideration. QCR may elect to increase the stock consideration in an amount to equal a number equal to the lesser of (i) a quotient (rounded to the nearest ten-thousandth), the numerator of which is $11.69 and the denominator of which is the volume weighted average of the daily closing sales prices of a share of QCR common stock as reported on the Nasdaq Global Market for the 20-day period immediately preceding the Determination Date, and (ii) a quotient (rounded to the nearest ten-thousandth), the numerator of which is $11.69 and the denominator of which is the volume weighted average of the daily closing sales prices of a share of QCR common stock as reported on the Nasdaq Global Market for the 20-day period immediately preceding the Determination Date, multiplied by (A) the average closing index value of the Nasdaq Bank Index for the 20 consecutive trading days immediately preceding the Determination Date divided by $4,079.11. In the alternative, QCR may elect to increase the cash portion of the consideration such that each holder of Springfield common stock would be entitled to receive, in respect of each share of Springfield common stock, the equivalent value, for each such share of Springfield common stock, as such holder would have received had QCR elected to increase the stock portion of the merger consideration instead.

        Any termination of the merger agreement will not relieve the breaching party from liability resulting from its fraud or any willful and material beach by that party of the merger agreement.

Termination fees

        Termination Fees Payable by Springfield.    Springfield has agreed to pay QCR a termination fee of $1.5 million if QCR terminates the merger agreement because Springfield has breached or failed to perform its obligations under the merger agreement, which breach or failure to perform would result in the failure of any of the closing conditions and such breach or failure has not or cannot be cured within the earlier of two days prior to December 31, 2018 and 30 days following written notice to the breaching party, provided its inability to satisfy the condition was not caused by QCR's failure to comply in all material respects with any of its obligations under the merger agreement.

        Springfield has agreed to pay QCR a termination fee of $3.0 million if the merger agreement is terminated under the following circumstances:

  •
  QCR terminates the merger agreement because Springfield breaches its covenant not to solicit an acquisition proposal from a third party or its obligations related to holding a stockholder meeting to approve the merger agreement;

  •
  Springfield terminates the merger agreement in order to enter into an agreement with respect to an unsolicited superior proposal from a third party; or

  •
  If, prior to termination, another acquisition proposal is known to Springfield, has been made directly to Springfield's stockholders or is publically announced, and (i) thereafter the merger agreement is terminated by QCR upon Springfield's material breach of its obligations under the merger agreement and (ii) within six months after such termination Springfield enter into a definitive written agreement with respect to such acquisition proposal.

        Termination Fees Payable by QCR.    QCR has agreed to pay Springfield a termination fee of $1.5 million if Springfield terminates the merger agreement because QCR has breached or failed to perform its obligations under the merger agreement, which breach or failure to perform would result in the failure of any of the closing conditions and such breach or failure has not or cannot be cured within the earlier of two days prior to December 31, 2018 and 30 days following written notice to the breaching party, provided its inability to satisfy the condition was not caused by Springfield's failure to comply in all material respects with any of its obligations under the merger agreement.

Management of QCR and Springfield after the merger

        QCR has agreed to take all appropriate action to appoint Timothy O'Reilly to QCR's board of directors following the completion of the merger, subject to any necessary regulatory approval and the satisfactory completion of QCR's director nominee due diligence. The QCR board of directors will otherwise remain the same after the merger.

Expenses

        All expenses incurred in connection with the merger agreement will be paid by the party incurring the expenses.

Nasdaq stock listing

        QCR common stock currently is listed on the Nasdaq Global Market under the symbol "QCRH." The shares to be issued to Springfield's stockholders as merger consideration also will be eligible for trading on the Nasdaq Global Market.

Amendment

        The merger agreement may be amended in writing by the parties.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF SPRINGFIELD

        The following table sets forth, as of May 2, 2018, which is the most recent practicable date, information regarding the beneficial ownership of Springfield's common stock by: (i) each of Springfield's executive officers and directors individually, (ii) by all of Springfield's executive officers and directors as a group, and (iii) by each stockholder known by Springfield to beneficially own in excess of 5% of Springfield's outstanding common stock. The percentages below are based on 5,457,329 common shares outstanding as of May 2, 2018. Information with respect to Springfield's directors, executive officers and 5% stockholders is based on Springfield's records and data supplied by each of the directors and officers.

        The address for each stockholder listed in the table below is: c/o Springfield Bancshares, Inc., 2006 South Glenstone Avenue, Springfield, Missouri 65804.

Name and Address of Beneficial Owners	Amount of Shares Owned and Nature of Beneficial Ownership(1)	Percent of Shares of Common Stock Outstanding
Directors and Executive Officers:
Robert Fulp, Chairman & CEO(2)	64,000	1.2%
Kirk Bossert, Director & COO(3)	120,025	2.2%
Monte McNew, Director & President	9,960	*
Rebecca Scorse, CLO(4)	20,270	*
Amy Kiefer, COO(5)	34,500	*
James Anderson, Director(6)	16,153	*
Jan Baumgartner, Director(7)	199,665	3.7%
Robert Beine, Director(8)	201,605	3.7%
Noel Boyd, Director	169,889	3.1%
Brent Davis, Director	201,595	3.7%
Larry Lipscomb, Director	198,770	3.6%
Charlie O'Reilly, Director	81,515	1.5%
Tim O'Reilly, Director	236,705	4.3%
John Youngblood, Director	182,470	3.3%
All Directors and Executive Officers as a Group (14 persons)	1,737,122	31.8%
5% Owners:
None.	N/A	N/A

(1)
In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (which we refer to as the "Exchange Act"), a person is deemed to be the beneficial owner for purposes of this table, of any shares of our common stock if he or she has or shares voting or investment power with respect to such security, or has a right to acquire beneficial ownership at any time within 60 days from May 2, 2018. As used herein, "voting power" is the power to vote or direct the voting of shares, and "investment power" is the power to dispose or direct the disposition of shares. The nature of beneficial ownership for shares shown in this column, unless otherwise noted, represents sole voting and investment power.

(2)
Comprised of 64,000 shares held jointly with Mr. Fulp's spouse.

(3)
Includes 60,000 shares held jointly with Mr. Bossert's spouse, and 60,025 shares held directly by Mr. Bossert.

(4)
Comprised of 20,270 shares held jointly with Ms. Scorse's spouse.

(5)
Includes 4,000 shares held jointly with Ms. Kiefer's spouse, and 34,500 shares held directly by Ms. Kiefer.

(6)
Includes 4,000 shares held jointly with Mr. Anderson's spouse, and 12,153 shares held directly by Mr. Anderson.

(7)
Includes 71,643 shares held directly by Ms. Baumgartner's spouse, and 128,022 shares held directly by Ms. Baumgartner.

(8)
Includes 100,802 shares held directly by Mr. Beine's spouse, and 100,803 shares held directly by Mr. Beine.

*
Less than 1%.

COMPARISON OF RIGHTS OF QCR STOCKHOLDERS AND SPRINGFIELD STOCKHOLDERS

        As a stockholder of Springfield, your rights are governed by Springfield's articles of incorporation, as amended, and its bylaws, as amended, each as currently in effect. Upon completion of the merger, the rights of Springfield stockholders who receive shares of QCR common stock in exchange for their shares of Springfield common stock will be governed by QCR's certificate of incorporation and bylaws, as well as the rules and regulations applying to public companies. QCR is incorporated in Delaware and subject to the DGCL and Springfield is incorporated in Missouri and is subject to the MGBCL.

        The following discussion summarizes material similarities and differences between the rights of Springfield stockholders and QCR stockholders and is not a complete description of all of the differences. This discussion is qualified in its entirety by reference to the DGCL and the MGBCL and QCR's and Springfield's respective, articles of incorporation and bylaws, each as amended and restated from time to time.

	QCR Stockholder Rights	Springfield Stockholder Rights
Authorized Capital Stock:	QCR is authorized to issue 20 million shares of common stock, par value $1.00 per share, and 250,000 shares of preferred stock, par value $1.00 per share, which we refer to as "QCR preferred stock."

As of March 31, 2018, QCR had 13,936,957 shares of common stock issued and outstanding, and no shares of QCR preferred stock issued and outstanding. Future issuance of shares of QCR's preferred stock may affect the relative rights of the holders of its common stock, depending upon the exact terms, qualifications, limitations and relative rights and preferences, if any, of the shares of the preferred stock as determined by QCR's board of directors.

Springfield is authorized to issue 10 million shares of common stock, par value $0.01 per share As of March 31, 2018, Springfield had 5,457,329 shares of common stock issued and outstanding.
Dividends:	Subject to any rights of holders of QCR preferred stock, QCR may pay dividends if, as and when declared by its board of directors from any funds legally available therefor.	Springfield may pay dividends, subject to the Springfield's articles of incorporation and applicable law, if, as and when declared by its board of directors from any funds legally available therefor.

	QCR Stockholder Rights	Springfield Stockholder Rights
Number of Directors; Classification:
The QCR board of directors currently consists of 11 members. QCR's certificate of incorporation provides that its board of directors must consist of not less than three and no more than 15 directors, as may be established by resolution of not less than 80% of the number of directors of the then-current board.

QCR's board of directors is divided into three classes, with each class consisting of approximately one-third of the total number of directors. Directors are elected for three-year terms, with one class of directors up for election at each annual meeting of stockholders.

The Springfield board of directors currently consists of 13 members. Springfield's bylaws provide that its board of directors must consist of not less than three and no more than 13 directors, as may be established by resolution of a majority of the number of directors of the then-current board. Directors are elected for one-year terms.
Election of Directors; Vacancies:
Each QCR stockholder is entitled to one vote for each share of the voting stock held by such stockholder. Directors shall be elected by a plurality vote.

QCR's certificate of incorporation does not provide for cumulative voting. QCR's bylaws provide that any vacancy on the board of directors may be filled at an annual meeting or special meeting of the stockholders called for such purpose, or if such vacancy arises between meetings of stockholders, by a majority vote of the board of directors then in office.

Each Springfield stockholder is entitled to one vote for each share of stock entitled to vote and held by such stockholder. Directors are elected by the affirmative vote of a majority of shares entitled to vote and represented in person or by proxy at a meeting in which a quorum is present.

Springfield's bylaws provide that any vacancy on the board of directors may be filled by a majority vote of the board of directors then in office.

Removal of Directors:	A QCR director may be removed at a stockholders' meeting, for cause, by the affirmative vote of not less than 75% of the outstanding shares entitled to vote.
A Springfield director may be removed at a stockholders' meeting, with or without cause, by the affirmative vote of the holders of 70% of the shares then entitled to vote at an election of directors.

A Springfield director may be removed for cause by action of a majority of the entire board of directors then in office.

Call of Special Meeting of Directors:	QCR's bylaws provide that a special meeting of the board of directors may be called by or at the request of the president or any director.
Springfield's bylaws provide that a special meeting of the board of directors may be called by the chairman of the board, the president, any vice president, the secretary or any director of Springfield.

	QCR Stockholder Rights	Springfield Stockholder Rights
Limitation on Director Liability:
	QCR's certificate of incorporation and bylaws provide that, to the fullest extent permitted by the DGCL, a director will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty of directors.	Springfield's articles of incorporation and bylaws do not contain a limitation on director liability provision.
Indemnification:
QCR's bylaws provide that the corporation will indemnify any person who was or is a party or is threatened to be made party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Further, QCR will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against

Springfield's bylaws provide that it will indemnify each person who has been or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, investigative or appellate (other than an action by or in the right of Springfield) by reason of the fact that such person is or was serving as a director, officer, employee or agent of Springfield, or is or was serving at the request of Springfield as a director, officer, employee, agent, trustee or other comparable position of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise, against all liabilities and expenses, including, without limitation, judgments, amounts paid in settlement (provided that such settlement and all amounts paid in connection therewith are approved in advance by Springfield in accordance with Springfield's bylaws), attorneys' fees, ERISA excise taxes or penalties, fines and other expenses actually and reasonably incurred by such person in connection with such action, suit or proceeding (including, without limitation, the investigation, defense, settlement or appeal of such action, suit or proceeding) if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Springfield, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

QCR Stockholder Rights	Springfield Stockholder Rights
expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of the State of Delaware or such other court shall deem proper.	Further, Springfield will indemnify each person who has been or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by or in the right of Springfield to procure a judgment in its favor by reason of the fact that such person is or was serving as a director, officer, employee or agent of Springfield, or is or was serving at the request of Springfield as a director, officer, employee, agent, trustee or other comparable position of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement thereof (provided that such settlement and all amounts paid in connection therewith are approved in advance by Springfield in accordance with Springfield's bylaws) and all expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action, suit or proceeding (including without limitation the investigation, defense, settlement or appeal of such action, suit or proceeding) if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Springfield; except that no indemnification under Springfield's bylaws shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of such person's duty to Springfield unless and only to the extent that the court in which the action, suit or proceeding is brought determines upon application that, despite the adjudication of liability and in view of all the circumstances of such case, the person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

	QCR Stockholder Rights	Springfield Stockholder Rights
Call of Special Meetings of Stockholders:
QCR's bylaws provide that a special meeting of the stockholders may be called by the chair of the board, the president, the board of directors or at the request in writing of stockholders owning a majority of the issued and outstanding voting stock of the corporation.

Written notice stating the place (if any), date, hour, record date for determining stockholders entitled to vote at the meeting, means of remote communication (if any), place where the stockholder list may examined prior to the meeting and purpose(s) of the special meeting must be delivered, either personally or by mail or facsimile, not less than 10 nor more than 60 days before the date of the meeting.

Springfield's bylaws provide that a special meeting of the stockholders may be called by the chairman of the board, the president, the secretary, the board of directors, or by the holders of, or by any officer or stockholder upon the written request of the holders of, not less than 20% of all outstanding shares entitled to vote any an such meeting.

Written notice stating the place, date and hour of the meeting and, in case of special meeting, the purpose or purposes thereof, must be delivered either personally or by mail, not less than 10 nor more than 70 days before the date of the meeting.

Quorum of Stockholders:	QCR's bylaws provide that a majority of the outstanding shares of voting stock, represented in person or by proxy, constitutes a quorum at any meeting of stockholders.
Springfield's bylaws provide that a majority of the outstanding shares of voting stock entitled to vote at any meeting, represented in person or by proxy, constitutes a quorum at all meetings of stockholders.
Advance Notice Regarding Stockholder Proposals (other than Nomination of Candidates for Election to the Board of Directors):
	QCR's bylaws provide that for a stockholder to properly bring business before an annual or special meeting of stockholders, written notice of such proposal must be delivered, mailed or telegraphed to the secretary of the corporation at the principal executive offices of the corporation not less than 30 days nor more than 75 days prior to the date of the originally scheduled meeting (provided, however, that if less than 40 days' notice of the date of the scheduled meeting is given or made by the corporation, notice by the stockholder to be timely must be so delivered, mailed or telegraphed to the corporation not later than the close of business on the 10th day following the day on which notice of the date of the scheduled meeting was first mailed to stockholders).	Springfield's articles of incorporation and bylaws do not contain advance notice provisions for stockholder proposals.

	QCR Stockholder Rights	Springfield Stockholder Rights

A stockholder's notice to the secretary shall set forth the following as to each matter the stockholder proposes to bring before the meeting: (i) a brief description of the proposal desired to be brought before the meeting and the reasons for conducting such business at the meeting, (ii) the name and address, as they appear on the corporation's books, of the stockholder proposing such business, (iii) the number of shares of the corporation's common stock beneficially owned by such stockholder on the date of such stockholder's notice, and (iv) any financial or other interest of such stockholder in the proposal.
Advance Notice Regarding Stockholders Nomination of Candidates for Election to the Board of Directors:
QCR's bylaws provide that nominations, of persons for election to the board of directors may be made at an annual or special meeting of stockholders by a stockholder of QCR.

For nominations for election to the board of directors of QCR to be properly brought before an annual or special meeting, written notice of such nomination(s) must be delivered to or mailed and received by the secretary of the corporation at the principal executive offices of the corporation not less than 30 days nor more than 75 days prior to the meeting (provided, however, that in the event that less than 40 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the earlier of the day on which such notice of the date of meeting was mailed or such public disclosure was made).

Springfield's articles of incorporation and bylaws do not contain advance notice provisions for stockholder nominations of candidates for election to the board of directors.

	QCR Stockholder Rights	Springfield Stockholder Rights

A stockholder's notice to the secretary shall set forth: (i) the name and address of record of the stockholder who intends to make the nomination, (ii) a representation that the stockholder is, a holder of record of shares of the corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice, (iii) the name, age, business and residence addresses, and principal occupation or employment of each nominee, (iv) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder, (v) such other information regarding such nominee proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC, as then in effect, and (vi) the consent of each nominee to serve as a director of the corporation if so elected.
Stockholder Action by Written Consent:
QCR's certificate of incorporation provides that any action required or permitted to be taken by the holders of capital stock of the corporation must be effected at a duly called annual or special meeting of the holders of capital stock of the corporation and may not be effected by any consent in writing by such holders, unless such action is authorized by not less than 80% of the number of directors.
Springfield's bylaws provide that any action required to be taken or which may be taken at a meeting of the stockholders may be taken without a meeting if consents in writing, setting forth the action so taken, are signed by all of the stockholders entitled to vote with respect to the subject matter thereof. Such consents shall have the same force and effect as a unanimous vote of the stockholders at a meeting duly held.

	QCR Stockholder Rights	Springfield Stockholder Rights
Appointment and Removal of Officers:
QCR's bylaws provide that the officers shall be elected annually by the board of directors at the first meeting of the board of directors held after each annual meeting of the stockholders. Each officer will hold office until his or her successor is duly elected and qualified or until his or her prior death, resignation or removal.

Any officer may be removed by the board of directors whenever in its judgment the best interests of the corporation will be served thereby.

Springfield's bylaws provide that the president and secretary shall be elected annually by the board of directors at the first meeting of the board of directors held after each annual meeting of the stockholders. The board of directors then, or from time to time, may also elect additional officers, but need not elect any officers other than a president and secretary.

Each officer will hold office until his or her successor is duly elected and qualified or until his or her prior death, resignation or removal. Any officer may be removed by the board of directors whenever in its judgment the best interests of Springfield will be served thereby.

Required Vote for Certain Transactions
The QCR certificate of incorporation requires the affirmative vote of stockholders having at least 75% of the voting power of all outstanding voting stock for the following transactions: (i) sale or consolidation, (ii) sale, lease or exchange of all or substantially all of the assets of the corporation, (iii) issuance or transfer of any voting securities to a corporation, person or entity in exchange for cash, assets or securities, and (iv) voluntary dissolution of the corporation. However, such vote is not necessary for any such transaction if approved by not less than 80% of the number of directors then in office.
Springfield's bylaws provide that in all matters to be voted on by the stockholders, every decision of a majority of shares entitled to vote on the subject matter and represented in person or by proxy at a meeting at which a quorum is present is a valid as an act of the stockholders (unless a larger vote is required by law).

	QCR Stockholder Rights	Springfield Stockholder Rights
Amendment to Charter and Bylaws:
An amendment to the certificate of incorporation that relates to certain provisions, including the amendment process, use of written ballots, business combinations with interested stockholders and stockholder action by written consent, must be approved by the affirmative vote of the holders of shares having at least 75% of the voting power of all outstanding stock of the corporation entitled to vote thereon.

Otherwise, as provided by the DGCL, the certificate of incorporation may be amended by the affirmative vote of at least a majority of the shares entitled to vote on the proposal after the board of directors has passed a resolution by majority vote setting forth the proposed amendment and directing that it be submitted to a vote at a stockholders' meeting.

The bylaws of QCR may be amended, altered, changed or repealed by either an affirmative vote of holders of not less than 75% of the outstanding shares of stock entitled to vote or the affirmative vote of not less than 80% of the directors then in office.

Under the MGBCL, an amendment to the articles of incorporation to opt out of the control acquisition provision of the MGBCL requires the affirmative vote of two-thirds of all outstanding shares entitled to vote. Under the MGBCL, if neither the articles of incorporation or bylaws of a corporation provide for cumulative voting in the election of directors, then an amendment to the articles of incorporation to reduce the number of directors to less than three requires the affirmative vote of a majority of the outstanding shares entitled to vote on the amendment.

Under the MGBCL, all other amendments to the articles of incorporation are adopted upon receiving the affirmative vote of a majority of the outstanding shares entitled to vote on the proposal after the board of directors has passed a resolution by majority vote setting forth the proposed amendment and directing that it be submitted to a vote at a stockholders' meeting.

The bylaws of Springfield may be altered, amended or repealed, or new bylaws may be adopted, in the manner provided in Springfield's articles of incorporation or by law. Springfield's articles of incorporation do not contain any provisions related to the amendment of Springfield's bylaws. Under the MGBCL, the power to make, alter, amend, or repeal the bylaws of the corporation shall be vested in the stockholders, unless and to the extent that such power may be vested in the board of directors by the articles of incorporation. As provided in the MGBCL, the bylaws may be amended, altered or repealed by the affirmative vote of the holders of a majority of the outstanding shares of stock entitled to vote.

STOCKHOLDER PROPOSALS

        QCR's 2018 annual meeting of stockholders will be held on May 23, 2018. QCR generally holds its annual meeting of the stockholders in May of each year. For business to be properly brought before the 2019 annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the corporation and such proposed business must otherwise be a proper matter for stockholder action. To be timely, a stockholder's notice must be delivered to or mailed to and received by the Secretary at the principal executive offices of the corporation not less than 30 nor more than 75 days prior to the date of the annual meeting; provided, however, that if QCR provides less than 40 days' notice of the annual meeting, notice by the stockholder, to be timely, must be delivered no later than 10 days from the date on which notice of the meeting was mailed. The stockholder notice must set forth: (i) a brief description of the proposal and the reasons for conducting such business at the meeting; (ii) the name and address of the proposing stockholder; (iii) the number of shares of the QCR's common stock beneficially owned by the stockholder on the date of the notice; and (iv) any financial or other interest of the stockholder in the proposal. Stockholder proposals brought in this manner will not be included in QCR's proxy statement.

        Springfield's annual meeting of stockholders was held on April 18, 2018. If the merger occurs, there will be no Springfield annual meeting of stockholders for 2019. Springfield will hold its 2019 annual meeting of stockholders only if the merger is not completed.

LEGAL MATTERS

        The validity of the QCR common stock to be issued in connection with the merger will be passed upon for QCR by Barack Ferrazzano Kirschbaum & Nagelberg LLP. Certain U.S. federal income tax consequences relating to the merger will be passed upon for QCR by Barack Ferrazzano Kirschbaum & Nagelberg LLP and for Springfield by Stinson Leonard Street LLP.

EXPERTS

        The consolidated financial statements of QCR Holdings, Inc. and subsidiaries as of December 31, 2017 and 2016 and for each of the years in the three-year period ended December 31, 2017 and the effectiveness of internal control over financial reporting as of December 31, 2017 incorporated in this Amendment No. 1 to Form S-4 by reference from the QCR Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2017 have been audited by RSM US LLP, an independent registered public accounting firm, as stated in their reports thereon incorporated by reference in this Form S-4 and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        QCR has filed a registration statement on Form S-4 with the SEC that registers the QCR common stock to be issued in the merger to Springfield stockholders. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of QCR and a proxy statement of Springfield for its special meeting. As allowed by SEC rules and regulations, this proxy statement/prospectus does not contain all of the information in the registration statement.

        QCR files reports, proxy statements, and other information with the SEC under the Exchange Act. The SEC maintains a web site that contains such reports, proxy statements and other information about public companies, including QCR's filings. The Internet address of that site is www.sec.gov. You may also read and copy any materials filed with the SEC by QCR at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may obtain copies of the information that QCR files with the SEC, free of charge by accessing QCR's website at www.qcrh.com under the tab "SEC Filings." Alternatively, these documents, when available, can be obtained free of charge from QCR upon written request to QCR Holdings, Inc., Corporate Secretary, Moline, Illinois 61265 or by calling (309) 743-7745.

        As a registered bank holding company, Springfield files unaudited quarterly and annual reports called "Consolidated Financial Statements for Bank Holding Companies" on Form FR Y-9C with the Federal Reserve, which we refer to as a Consolidated Financial Report. In addition, SFC Bank files unaudited quarterly and annual reports called "Consolidated Reports of Condition and Income" with the FDIC, which we refer to as Bank Call Reports.

        The Consolidated Financial Reports and Bank Call Reports are prepared in accordance with regulatory instructions issued by the Federal Financial Institutions Examination Council. The financial statements and other information in the Consolidated Financial Reports and Bank Call Reports are not audited by independent auditors. Because of the special supervisory, regulatory and economic policy needs served by the Consolidated Financial Reports and Bank Call Reports, those regulatory instructions do not in all cases follow generally accepted accounting principles in the United States, including the opinions and statements of the Financial Accounting Standards Board or the Accounting Principles Board. Although Consolidated Financial Reports and Bank Call Reports are primarily supervisory and regulatory documents, rather than financial accounting documents, and do not provide a complete range of financial disclosure, they nevertheless provide important information concerning Springfield's financial condition and results of operations and the financial condition and results of operations of SFC Bank.

        The publicly available portions of the Consolidated Financial Reports filed by Springfield are publicly available on the Federal Financial Institutions Examination Council's website at www.ffiec.gov and the publicly available portions of the Bank Call Reports filed by SFC Bank are publicly available on the FDIC's website at www.fdic.gov. Alternatively, these documents, when available, can be obtained free of charge from Springfield upon written request to Springfield Bancshares, Inc., Attention: Staci Ogle, Corporate Secretary, 2006 South Glenstone Avenue, Springfield, Missouri 65804, (417) 882-8111. The information in the Consolidated Financial Reports filed by Springfield and the Bank Call Reports filed by SFC Bank is not part of this proxy statement/prospectus.

        QCR's Internet address is www.qcrh.com. Springfield's Internet address is www.sfcbank.com. The information on QCR's and Springfield's websites is not part of this proxy statement/prospectus.

        The SEC allows QCR to "incorporate by reference" the information that files with the SEC, which means that QCR can disclose important information to you by referring to its filings with the SEC. The information incorporated by reference is considered a part of this proxy statement/prospectus, and certain information that QCR files later with the SEC will automatically update and supersede the information in this proxy statement/prospectus.

        QCR incorporates by reference the following documents QCR has filed with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, other than information in these documents that is not deemed to be filed with the SEC:

  •
  QCR's Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the SEC on March 12, 2018;

  •
  QCR's Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, filed with the SEC on May 9, 2018;

  •
  QCR's Proxy Statement on Schedule 14A for the 2018 annual meeting of stockholders filed on April 13, 2018;

  •
  The description of QCR's common stock contained in QCR registration statement on Form S-3, filed on October 17, 2014 and declared effective on October 29, 2014, and any amendment or report filed for the purpose of updating such description; and

  •
  QCR's Current Reports on Form 8-K filed with the SEC on April 18, 2018, February 21, 2018 and January 4, 2018.

        In addition, QCR is incorporating by reference any documents QCR may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (i) after the date of the initial registration statement of which this proxy statement/prospectus forms a part and prior to the date of the registration statement and (ii) after the date of this proxy statement/prospectus and prior to the date of the Springfield special meeting, provided, however, that QCR is not incorporating by reference any information furnished (but not filed), except as otherwise specified herein.

        If you would like to request documents, please do so by June 20 to receive them before the Springfield special meeting.

        QCR has supplied all of the information contained in this proxy statement/prospectus relating to QCR and its subsidiary banks. Springfield has supplied all of the information relating to Springfield and SFC Bank.

        You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus to vote on the proposals to Springfield stockholders in connection with the merger. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated May [    •    ]. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any other date other than such date, and neither the mailing of this proxy statement/prospectus nor the issuance by QCR of shares of QCR common stock in connection with the merger will create any implication to the contrary.

 Appendix A

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

BETWEEN

QCR HOLDINGS, INC.,

AND

SPRINGFIELD BANCSHARES, INC.

April 17, 2018

A-i

A-ii

Exhibits
A	Form of Voting and Support Agreement
B	Company Employees
C	Company Minimum Adjusted Net Worth

A-iii

 AGREEMENT AND PLAN OF MERGER

        THIS AGREEMENT AND PLAN OF MERGER (together with all exhibits and schedules, this "Agreement") is entered into as of April 17, 2018, by and between QCR Holdings, Inc., a Delaware corporation ("Acquiror"), and Springfield Bancshares, Inc., a Missouri corporation (the "Company").

RECITALS

        A.    The boards of directors of the Company and Acquiror have determined that it is in the best interests of their respective companies and their stockholders to consummate the strategic business combination transaction provided for herein, pursuant to which the Company will, subject to the terms and conditions set forth herein, merge with and into Acquiror (the "Merger"), with Acquiror as the surviving entity in the Merger (sometimes referred to in such capacity as the "Surviving Entity").

        B.    The parties intend that the Merger qualify as a "reorganization" under the provisions of Section 368(a) of the Code, and that this Agreement be and hereby is adopted as a "plan of reorganization" within the meaning of Sections 354 and 361 of the Code.

        C.    As an inducement to Acquiror to enter into this Agreement, certain of the directors and executive officers of the Company in office as of the date of this Agreement have, concurrently with the execution of this Agreement, entered into a Voting and Support Agreement in substantially the form attached hereto as Exhibit A.

        D.    As further inducement to Acquiror to enter into this Agreement, each Company employee listed on Exhibit B attached hereto shall, concurrently with the execution of this Agreement, enter into an Employment Agreement, by and among the Bank, Acquiror and such executive, which shall become effective as of the Effective Time and govern the terms of continuing employment for each such executive.

        E.    The parties desire to make certain representations, warranties and agreements in connection with the Merger and the other transactions contemplated by this Agreement and the parties also agree to certain prescribed conditions to the Merger and other transactions.

AGREEMENTS

        In consideration of the foregoing premises and the following mutual promises, covenants and agreements, the parties hereby agree as follows:

ARTICLE 1
THE MERGER

        Section 1.1    The Merger.     Provided that this Agreement shall not prior thereto have been terminated in accordance with its express terms, upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the DGCL and the GBCLM, at the Effective Time, the Company shall be merged with and into Acquiror pursuant to the provisions of, and with the effects provided in, the DGCL and the GBCLM, the separate corporate existence of the Company shall cease and Acquiror will be the Surviving Entity.

        Section 1.2    Effective Time; Closing.

        (a)   Provided that this Agreement shall not prior thereto have been terminated in accordance with its express terms, the closing of the Merger (the "Closing") shall occur through the mail or at a place that is mutually acceptable to Acquiror and the Company, or if they fail to agree, at the offices of Barack Ferrazzano Kirschbaum & Nagelberg LLP, located at 200 West Madison Street, Suite 3900, Chicago, Illinois 60606, at 10:00 a.m., local time, on the date that is five (5) Business Days after the satisfaction or waiver (subject to applicable Legal Requirements) of the latest to occur of the conditions set forth in Article 8 and Article 9 (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions) or at such other time and place as Acquiror and the Company may agree in writing (the "Closing Date").

Subject to the provisions of Article 10, failure to consummate the Merger on the date and time and at the place determined pursuant to this Section 1.2 will not result in the termination of this Agreement and will not relieve any party of any obligation under this Agreement.

        (b)   The parties hereto agree to file on the Closing Date articles of merger with the Secretary of State of the State of Delaware (the "Delaware Certificate of Merger"), and articles of merger with the Missouri Secretary of State (the "Missouri Articles of Merger"). The Merger shall become effective as of the date and time specified in the Delaware Certificate of Merger (the "Effective Time").

        Section 1.3    Effects of the Merger.     At and after the Effective Time, the Merger will have the effects specified in the DGCL and the GBCLM. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company shall be vested in the Surviving Entity, and all debts, liabilities and duties of the Company shall become the debts, liabilities and duties of the Surviving Entity.

        Section 1.4    Organizational Documents of the Surviving Entity.     The Acquiror Certificate of Incorporation and the Acquiror Bylaws, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation and bylaws of the Surviving Entity until thereafter amended in accordance with the provisions thereof and applicable Legal Requirements.

        Section 1.5    Directors and Officers.     The directors and officers of Acquiror immediately prior to the Effective Time will be the directors and officers, respectively, of the Surviving Entity, from and after the Effective Time, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the terms of the Surviving Entity's articles of incorporation and bylaws and the DGCL.

        Section 1.6    Alternative Structure.     Before the Effective Time, the parties may mutually agree to change the method of effecting the Contemplated Transactions if and to the extent that they deem such a change to be desirable; provided that: (a) any such change shall not affect the U.S. federal income tax consequences of the Merger to holders of Company Common Stock; and (b) no such change shall (i) alter or change the amount or kind of the consideration to be issued to holders of Company Common Stock as consideration in the Merger, (ii) materially impede or delay consummation of the Merger, or (iii) require submission to or approval of the Company's stockholders after the Merger has been approved by the Company's stockholders. If the parties agree to make such a change, they shall execute appropriate documents to reflect the change.

ARTICLE 2
CONVERSION OF SECURITIES IN THE MERGER

        Section 2.1    Consideration.     At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, the Company or the holder of any shares of Company Common Stock:

        (a)   Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than any Excluded Shares, shall be converted into the right to receive the following consideration

            (i)  $1.50, subject to adjustment pursuant to Section 7.10 (the "Per Share Cash Consideration"); and

           (ii)  0.3060 fully paid and nonassessable shares of Acquiror Common Stock (the "Per Share Stock Consideration" and, together with the Per Share Cash Consideration, the "Per Share Merger Consideration").

        (b)   If, between the date of this Agreement and the Effective Time, shares of Acquiror Common Stock or Company Common Stock shall be changed into a different number of shares or a different class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or if a stock dividend on shares of Acquiror Common Stock shall be declared with a record date within such period, then the number of shares of Acquiror Common Stock issued to holders of Company Common Stock at the Effective Time pursuant to this Agreement will be appropriately and proportionally adjusted to provide the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.

        Section 2.2    Cancellation of Shares.     At the Effective Time, the shares of Company Common Stock will no longer be outstanding and will automatically be cancelled and will cease to exist. Certificates (it being understood that any reference herein to a "certificate" shall be deemed to include reference to any book-entry account statement relating to the ownership of Company Common Stock) that represented Company Common Stock before the Effective Time will be deemed for all purposes to represent only the right to receive: (a) the Per Share Merger Consideration; (c) cash in lieu of fractional shares which the shares of Company Common Stock represented by such certificate have been converted into the right to receive pursuant to Section 2.3, without any interest thereon; and (d) any dividends or distributions that the holder thereof has the right to receive pursuant to Section 2.4(f).

        Section 2.3    No Fractional Shares.     Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of Acquiror Common Stock shall be issued as Per Share Stock Consideration in the Merger. Each holder of Company Common Stock who would otherwise be entitled to receive a fractional share of Acquiror Common Stock pursuant to this Article 2 shall instead be entitled to receive an amount in cash (without interest) rounded to the nearest whole cent, determined by multiplying the Acquiror Common Stock Price by the fractional share of Acquiror Common Stock to which such former holder would otherwise be entitled.

        Section 2.4    Exchange of Certificates.

        (a)   The parties to this Agreement agree: (i) that American Stock Transfer & Trust Company, LLC shall serve, pursuant to the terms of an exchange agent agreement, as the exchange agent for purposes of this Agreement (the "Exchange Agent"); and (ii) to execute and deliver the exchange agent agreement at or prior to the Effective Time. Acquiror shall be solely responsible for the payment of any fees and expenses of the Exchange Agent.

        (b)   At or prior to the Effective Time, Acquiror shall authorize the issuance of and shall make available to the Exchange Agent, for the benefit of the holders of Company Common Stock for exchange in accordance with this Article 2: (i) a sufficient number of shares of Acquiror Common Stock for payment of the Per Share Stock Consideration pursuant to Section 2.1, (ii) sufficient cash for payment of the Per Share Cash Consideration pursuant to Section 2.1; and (iii) sufficient cash for payment of cash in lieu of fractional shares of Acquiror Common Stock in accordance with Section 2.3. Such amount of cash and shares of Acquiror Common Stock, together with any dividends or distributions with respect thereto paid after the Effective Time, are referred to in this Article 2 as the "Conversion Fund."

        (c)   Within five (5) Business Days after the Closing Date, Acquiror shall cause the Exchange Agent to mail to each holder of record of one or more certificates representing shares of Company Common Stock ("Company Stock Certificates") and a letter of transmittal ("Letter of Transmittal"), in a form to be agreed by the parties, which specifies, among other things, that delivery shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such certificates to the Exchange Agent, together with instructions for use in effecting the surrender of Company Stock Certificates pursuant to this Agreement.

        (d)   Upon proper surrender of a Company Stock Certificate for exchange to the Exchange Agent, together with a properly completed and duly executed Letter of Transmittal, the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor his, her or its Per Share

Merger Consideration plus cash in lieu of fractional shares of Acquiror Common Stock in accordance with Section 2.3 deliverable in respect of the shares of Company Common Stock represented by such Company Stock Certificate; thereupon such Company Stock Certificate shall forthwith be cancelled. No interest will be paid or accrued on the Per Share Merger Consideration deliverable upon surrender of a Company Stock Certificate.

        (e)   After the Effective Time, there shall be no transfers on the stock transfer books of the Company of Outstanding Company Shares.

        (f)    No dividends or other distributions declared with respect to Acquiror Common Stock and payable to the holders of record thereof after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate until the holder thereof shall surrender such Company Stock Certificate in accordance with this Article 2. Promptly after the surrender of a Company Stock Certificate in accordance with this Article 2, the record holder thereof shall be entitled to receive any such dividends or other distributions, without interest thereon, which theretofore had become payable with respect to shares of Acquiror Common Stock into which the shares of Company Common Stock represented by such Company Stock Certificate were converted at the Effective Time pursuant to Section 2.1. No holder of an unsurrendered Company Stock Certificate shall be entitled, until the surrender of such Company Stock Certificate, to vote the shares of Acquiror Common Stock into which such holder's Company Common Stock shall have been converted.

        (g)   Any portion of the Conversion Fund that remains unclaimed by the stockholders of the Company twelve (12) months after the Effective Time shall be paid to the Surviving Entity, or its successors in interest. Any stockholders of the Company who have not theretofore complied with this Article 2 shall thereafter look only to the Surviving Entity, or its successors in interest, for (i) the Per Share Merger Consideration; (ii) cash in lieu of fractional shares which the stockholder has the right to receive pursuant to Section 2.3, without any interest thereon; and (iii) any dividends or distributions that the stockholder has the right to receive pursuant to Section 2.4(f). Notwithstanding the foregoing, none of the Surviving Entity, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

        (h)   In the event any Company Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Stock Certificate to be lost, stolen or destroyed and the posting by such Person of a bond in such reasonable amount as Acquiror and the Paying Agent may direct as indemnity against any claim that may be made against it with respect to such Company Stock Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Company Stock Certificate, and in accordance with this Article 2, (i) the Per Share Merger Consideration; (ii) cash in lieu of fractional shares which the stockholder has the right to receive pursuant to Section 2.3, without any interest thereon; and (c) any dividends or distributions that the stockholder has the right to receive pursuant to Section 2.4(f).

        Section 2.5    Company Equity Awards.

        (a)    Company Stock Options.     The Company shall take all requisite action so that, at the Effective Time, each option granted by the Company to purchase shares of Company Common Stock granted under the Company Stock Plans, whether vested or unvested (each, a "Company Stock Option") that is outstanding and unexercised immediately prior to the Effective Time shall cease to represent a Company Stock Option and shall be cashed out by virtue of the Merger prior to the Effective Time into an amount of cash equal to the difference between: (i) the sum of (A) the Per Share Merger Consideration, as may be adjusted pursuant to Section 7.10(b), plus (B) the Per Share Stock Consideration multiplied by Acquiror Market Value as of the date immediately preceding the Closing Date; and (ii) the exercise price of the option on the date immediately preceding the Closing Date.

        (b)    Restricted Stock Units.     Subject to the provisions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each restricted stock unit, granted under the Springfield Bancshares, Inc. Restricted Stock Agreement (each, a "Company RSU"), which is outstanding immediately prior to the Effective Time shall be fully vested and each holder thereof shall become a holder of Company Common Stock immediately prior to the Effective Time.

        (c)   At or prior to the Effective Time, the Company, the Company Board and its compensation committee, as applicable, shall adopt any resolutions and take any actions that are reasonably necessary to effectuate the provisions of this Section 2.5.

        Section 2.6    Dissenting Shares.     Notwithstanding any other provision of this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who shall have not voted in favor of the Merger or consented thereto in writing and who properly shall have demanded payment of the fair value for such shares in accordance with the GBCLM (collectively, the "Dissenters' Shares") shall not be converted into or represent the right to receive the Per Share Merger Consideration. Such stockholders instead shall be entitled to receive payment of the fair value of such shares held by them in accordance with the provisions of the GBCLM, except that all Dissenters' Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost their rights as dissenting stockholders under the GBCLM shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Per Share Merger Consideration upon surrender in the manner provided in Section 2.4 of the certificate(s) that, immediately prior to the Effective Time, evidenced such shares. The Company shall give Acquiror: (a) prompt notice of any written demands for payment of fair value of any shares of Company Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the GBCLM and received by the Company relating to stockholders' dissenters' rights; and (b) the opportunity to participate in all negotiations and proceedings with respect to demands under the GBCLM consistent with the obligations of the Company thereunder. The Company shall not, except with the prior written consent of Acquiror, (i) make any payment with respect to such demand, (ii) offer to settle or settle any demand for payment of fair value or (iii) waive any failure to timely deliver a written demand for payment of fair value or timely take any other action to perfect payment of fair value rights in accordance with the GBCLM.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        Except as Previously Disclosed, the Company hereby represents and warrants to Acquiror as follows:

        Section 3.1    Company Organization.     The Company: (a) is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Missouri and is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect on the Company; (b) is registered with the Federal Reserve as a bank holding company under the Bank Holding Company Act of 1956, as amended; and (c) has full power and authority, corporate and otherwise, to operate as a bank holding company and to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. Attached to Section 3.1 of the Company Disclosure Schedules are copies of the Company Articles of Incorporation and Company Bylaws and all amendments thereto, each of which are true, complete and correct, and in full force and effect as of the date of this Agreement. The Company has no Subsidiaries other than the Bank and those entities listed on Section 3.1 of the Company Disclosure Schedules.

        Section 3.2    Company Subsidiary Organizations.     The Bank is a Missouri state chartered bank duly organized, validly existing and in good standing under the laws of the state of Missouri. Each Subsidiary of the Company is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect on the Company. Each Subsidiary of the Company has full power and authority, corporate and otherwise, to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. The deposit accounts of the Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by applicable Legal Requirements, and all premiums and assessments required to be paid in connection therewith have been paid when due. The Company has delivered or made available to Acquiror copies of the charter (or similar organizational documents) and bylaws of each Subsidiary of the Company and all amendments thereto, each of which are true, complete and correct and in full force and effect as of the date of this Agreement.

        Section 3.3    Authorization; Enforceability.     The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Company Board. As of the date of this Agreement, the Company Board has determined that the Merger, on substantially the terms and conditions set forth in this Agreement, is in the best interests of the Company and its stockholders, and that this Agreement and transactions contemplated hereby are in the best interests of the Company and its stockholders. The Company Board has directed the Merger, on substantially the terms and conditions set forth in this Agreement, be submitted to the Company's stockholders for consideration at a duly held meeting of such stockholders and has resolved to recommend that the Company's stockholders vote in favor of the adoption and approval of this Agreement and the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company, and the consummation by it of its obligations under this Agreement, have been authorized by all necessary corporate action, subject to the Company Stockholder Approval, and, subject to the receipt of the Requisite Regulatory Approvals, this Agreement (assuming due authorization, execution and delivery by the other party thereto) constitutes a legal, valid and binding obligation of the Company enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors' rights generally and subject to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

        Section 3.4    No Conflict.     Neither the execution nor delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time): (a) assuming receipt of the Company Stockholder Approval, contravene, conflict with or result in a violation of any provision of the articles of incorporation, certificate of formation or charter (or similar organizational documents) or bylaws or operating agreement, each as in effect on the date hereof, or any currently effective resolution adopted by the board of directors, stockholders, manager or members of, the Company or any of its Subsidiaries; (b) assuming receipt of the Requisite Regulatory Approvals, contravene, conflict with or result in a violation of any Legal Requirement or any Order to which the Company or any of its Subsidiaries, or any of their respective assets that are owned or used by them, may be subject, except for any contravention, conflict or violation that is permissible by virtue of obtaining the Requisite Regulatory Approvals; or (c) except as set forth in Section 3.4 of the Company Disclosure Schedules, contravene, conflict with or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, or which would result in the creation of any material lien, charge or encumbrance upon or with respect to any of the assets owned or used by the Company or its

Subsidiaries under any Company Material Contract, except (in case of clause (c)) for such contraventions, conflicts, breaches or defaults that, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. Except for: (i) the filing of applications, filings and notices, as applicable, with the Federal Reserve and approval of such applications, filings and notices; (ii) the filing of applications, filings and notices, as applicable, with the Missouri Division of Finance and approval of such applications, filings and notices; (iii) the filing of any required applications, filings or notices with the FDIC and approval of such applications, filings and notices; (iv) the filing with the SEC of the Proxy Statement in definitive form and of the Registration Statement and declaration of effectiveness of the Registration Statement; (v) the filing of the Delaware Certificate of Merger with the Delaware Secretary of State pursuant to the DGCL; (vi) the filing of the Missouri Articles of Merger with the Missouri Secretary of State pursuant to the GBCLM; and (vii) such filings and approvals as are required to be made or obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of the shares of Acquiror Common Stock pursuant to this Agreement and the listing of additional shares of Acquiror Common Stock on the Nasdaq Global Market, no consents or approvals of or filings or registrations with any Regulatory Authority are necessary in connection with the execution and delivery of this Agreement or the consummation or performance of the Contemplated Transactions.

        Section 3.5    Company Capitalization.

        (a)   The authorized capital stock of the Company currently consists exclusively of 10,000,000 shares of Company Common Stock, of which, as of the date of this Agreement (the "Company Capitalization Date"), 1,550,686 were issued and outstanding. The Company does not have outstanding any bonds, debentures, notes or other debt obligations having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) with the stockholders of the Company on any matter. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights.

        (b)   Except as set forth in Section 3.5 of the Company Disclosure Schedules, no equity-based awards were outstanding as of the Company Capitalization Date. Since the Company Capitalization Date through the date hereof, the Company has not: (i) issued or repurchased any shares of Company Common Stock or other equity securities of the Company, other than in connection with the exercise of the Company Equity Awards that were outstanding on the Company Capitalization Date or settlement thereof, in each case in accordance with the terms of the relevant Company Stock Plan, or (ii) issued or awarded any options, stock appreciation rights, restricted shares, restricted stock units, deferred equity units, awards based on the value of Company Common Stock or any other equity-based awards. From the Company Capitalization Date through the date of this Agreement, neither the Company nor any of its Subsidiaries has: (A) accelerated the vesting of or lapsing of restrictions with respect to any stock-based compensation awards or long-term incentive compensation awards; (B) with respect to executive officers of the Company or its Subsidiaries, entered into or amended any employment, severance, change in control or similar agreement (including any agreement providing for the reimbursement of excise taxes under Section 4999 of the Code); or (C) adopted or materially amended any Company Benefit Plan.

        (c)   None of the shares of Company Common Stock were issued in violation of any federal or state securities laws or any other applicable Legal Requirement. As of the date of this Agreement there are: (i) other than outstanding Company Equity Awards, no outstanding subscriptions, Contracts, conversion privileges, options, warrants, calls or other rights obligating the Company or any of its Subsidiaries to issue, sell or otherwise dispose of, or to purchase, redeem or otherwise acquire, any shares of capital stock of the Company or any of its Subsidiaries; and (ii) no contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock or any equity security of the Company or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of the Company or its Subsidiaries. Except as permitted by this Agreement, since the Company Capitalization Date, no shares of Company Common Stock have been purchased, redeemed or otherwise acquired, directly or indirectly, by the Company or any of its Subsidiaries and no dividends or other distributions payable in any equity securities of the Company or any of its Subsidiaries have been declared, set aside, made or paid to the stockholders of the Company. Other than its Subsidiaries, the Company does not own, nor has any Contract to acquire, any equity interests or other securities of any Person or any direct or indirect equity or ownership interest in any other business.

        Section 3.6    Company Subsidiary Capitalization.     Except as set forth in Section 3.6 of the Company Disclosure Schedules, all of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of the Company are owned by the Company, directly or indirectly, free and clear of any material liens, pledges, charges, claims and security interests and similar encumbrances, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Subsidiary of the Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. No Subsidiary of the Company owns or has any Contract to acquire, any equity interests or other securities of any Person or any direct or indirect equity or ownership interest in any other business, except for in the Ordinary Course of Business of the Bank as a lender.

        Section 3.7    Financial Statements and Reports; Regulatory Filings.

        (a)   True and complete copies of the following financial statements (collectively, the "Company Financial Statements") have been made available to Acquiror the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2015, 2016 and 2017, and the related statements of income, changes in stockholders' equity and cash flows for the fiscal years then ended.

        (b)   Except as set forth in Section 3.7 of the Company Disclosure Schedules, the Company Financial Statements have been prepared in conformity with GAAP, except in each case as indicated in such statements or the notes thereto, and comply in all material respects with all applicable Legal Requirements, including the maintenance of an adequate system of internal controls. The Company Financial Statements are complete and correct in all material respects and fairly and accurately present the respective financial position, assets, liabilities and results of operations of the Company and its Subsidiaries at the respective dates of and for the periods referred to in the Company Financial Statements.

        (c)   The Company and each of its Subsidiaries has filed all forms, reports and documents required to be filed since January 1, 2016, with all applicable federal or state securities or banking authorities except to the extent failure would not have a Material Adverse Effect on the Company and its Subsidiaries. Such forms, reports and documents: (i) complied as to form in all material respects with applicable Legal Requirements; and (ii) did not at the time they were filed, after giving effect to any amendment thereto filed prior to the date hereof, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed as of a later date (but before the date of this Agreement) is deemed to modify information as of an earlier date.

        (d)   There has not been any event or occurrence since January 1, 2016 that would result in a determination that the Bank is not an eligible depository institution as defined in 12 C.F.R. § 303.2(r).

        Section 3.8    Books and Records.     The books of account, minute books, stock record books and other records of the Company and its Subsidiaries are complete and correct in all material respects and have been maintained in accordance with the Company's business practices and all applicable Legal Requirements, including the maintenance of an adequate system of internal controls required by such Legal Requirements. The minute books of the Company and each of its Subsidiaries fairly reflect in all material respects the substance of events and transactions included therein.

        Section 3.9    Properties.

        (a)   Section 3.9 of the Company Disclosure Schedules lists or describes all interests in real property owned by the Company and each of its Subsidiaries, including OREO, as of the date of this Agreement, together with the address of such real estate, and each lease of real property to which it is a party, and in each case of either owned or leased real property, the proper identification, if applicable, of each such property as a branch or main office or other office.

        (b)   The Company and each of its Subsidiaries has good and marketable title to all assets and properties, whether real or personal, tangible or intangible, that it purports to own, other than OREO, subject to no liens, mortgages, security interests, encumbrances or charges of any kind except: (i) as noted in the most recent Company Financial Statements or incurred in the Ordinary Course of Business since the date of the most recent Company Financial Statements; (ii) liens for Taxes or other governmental charges not yet delinquent or being contested in good faith by appropriate Proceedings or for which liabilities have been established in the Company Financial Statements; (iii) pledges or liens required to be granted in connection with the acceptance of government deposits, granted in connection with repurchase or reverse repurchase agreements, securing any discount with, borrowing from, or obligations to any Federal Reserve Bank or Federal Home Loan Bank, interbank credit facilities or any transaction by the Bank acting in a fiduciary capacity or otherwise incurred in the Ordinary Course of Business; (iv) easements, rights of way, and other similar encumbrances that do not materially affect the present use of the properties or assets subject thereto or affected thereby or otherwise materially impair the present business operations at such properties; (v) minor defects and irregularities in title and encumbrances that do not materially impair the use thereof for the purposes for which they are held as of the date of this Agreement; (vi) liens or deposits in connection with worker's compensation, unemployment insurance, social security or other insurance; (vii) mechanic's and materialmen's liens for construction in progress and workmen's, repairmen's, warehousemen's and carrier's liens arising in the Ordinary Course of Business of the Company or the Bank consistent with past practice; (viii) liens existing on any asset of any Person at the time such Person is acquired by or is combined with the Company or any of the Company's Subsidiaries, provided the lien was not created in contemplation of that event; (ix) liens on property required by Regulation W promulgated by the Federal Reserve; and (x) liens incidental to the conduct of business or ownership of property of the Company or any of its Subsidiaries which do not in the aggregate materially detract from the value of the property or materially impair the use thereof as of the date of this Agreement (collectively, the "Company Permitted Exceptions"). The Company and each of its Subsidiaries as lessee has the right under valid and existing leases to occupy, use, possess and control any and all of the respective property leased by it, and each such lease is valid and without default thereunder by the lessee or, to the Knowledge of the Company, the lessor. To the Knowledge of the Company, all buildings and structures owned by the Company and each of its Subsidiaries lie wholly within the boundaries of the real property owned or validly leased by it, and do not encroach upon the property of, or otherwise conflict with the property rights of, any other Person.

        Section 3.10    Loans; Loan Loss Reserve.

        (a)   Each loan, loan agreement, note, lease or other borrowing agreement by the Bank, any participation therein, and any guaranty, renewal or extension thereof (the "Company Loans") reflected as an asset on any of the Company Financial Statements or reports filed with the Regulatory

Authorities is evidenced by documentation that is customary and legally sufficient in all material respects and constitutes, to the Knowledge of the Company, the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, except to the extent that the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors' rights generally or equitable principles or doctrines.

        (b)   All Company Loans originated or purchased by the Bank were made or purchased (i) in accordance with the policies of the board of directors of the Bank, subject to certain customary Bank policy exceptions, which policy exceptions are recorded in the Bank's loan files, and (ii) in the Ordinary Course of Business of the Bank. The Bank's interest in all Company Loans is free and clear of any security interest, lien, encumbrance or other charge, and, the Bank has complied in all respects with all Legal Requirements relating to such Company Loans, except where the failure to so comply would not have a Material Adverse Effect on the Company. There has been no default on, or forgiveness or waiver of, in whole or in part, any Company Loan made to an executive officer or director of the Company or the Bank or an entity controlled by an executive officer or director during the three (3) years immediately preceding the date hereof.

        (c)   Section 3.10 of the Company Disclosure Schedules lists, as of March 1, 2018, each Company Loan: (i) under the terms of which the obligor is more than ninety (90) days delinquent in payment of principal or interest or in default of any other material provision as of the dates shown thereon or for which the Bank has discontinued the accrual of interest; (ii) that has been classified as "substandard," "doubtful," "loss," "other loans especially mentioned" or any comparable classifications by the Bank; (iii) that has been listed on any "watch list" or similar internal report of the Bank; (iv) that has been the subject of any notice from any obligor of adverse environmental conditions potentially affecting the value of any collateral for such Company Loan; (v) with respect to which the Company has Knowledge of potential violations of any Environmental Laws that may have occurred on the property serving as collateral for such Company Loan or by any obligor of such Company Loan; or (vi) that represents an extension of credit to an executive officer or director of the Bank or an entity controlled by an executive officer or director.

        (d)   The Bank's allowance for loan and lease losses reflected in the Company Financial Statements (including footnotes thereto) was determined on the basis of the Bank's continuing review and evaluation of the portfolio of Company Loans under the requirements of GAAP and Legal Requirements, was established in a manner consistent with the Bank's internal policies, and, in the judgment of the Bank, was adequate in all material respects under the requirements of GAAP and all Legal Requirements to provide for possible or specific losses, net of recoveries relating to Company Loans previously charged-off in whole or in part, on outstanding Company Loans.

        (e)   To the Knowledge of the Company and subject to general loss histories related to categories of performing loans: (i) none of the Company Loans is subject to any material offset or claim of offset; and (ii) the aggregate loan balances in excess of the Bank's allowance for loan and lease losses are, based on past loan loss experience, collectible in accordance with their terms (except as limited above) and all uncollectible loans have been charged off.

        Section 3.11    Taxes.

        (a)   The Company and each of its Subsidiaries has duly and timely filed, or caused to be filed (taking into account all applicable extensions), all Tax Returns that it was required to file, and each such Tax Return was true, correct and complete in all material respects when filed. The Company and each of its Subsidiaries has paid, or made adequate provision for the payment of, all Taxes (whether or not reflected in Tax Returns as filed or due to be filed) due and payable by the Company or any of its Subsidiaries, or claimed to be due and payable by any Regulatory Authority in writing, and is not delinquent in the payment of any Tax, except such Taxes as are being contested in good faith or for which liabilities have been provided in the Company Financial Statements.

        (b)   There is no claim or assessment pending or, to the Knowledge of the Company, threatened against the Company and its Subsidiaries for any Taxes that they owe. No audit, examination or investigation related to Taxes paid or payable by the Company and each of its Subsidiaries is presently being conducted or, to the Knowledge of the Company, threatened by any Regulatory Authority. Neither the Company nor its Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return, and there are no liens for Taxes (other than Taxes not yet due and payable or those being contested in good faith) upon any of the Company's or its Subsidiaries' assets. Neither the Company nor its Subsidiaries has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax that is currently in effect. Except as set forth in Section 3.11 of the Company Disclosure Schedules, none of the Company or any of its Subsidiaries is a party to a Tax sharing, Tax allocation or similar agreement.

        (c)   Section 3.11 of the Company Disclosure Schedules contains a true and complete list of each state in which the Company and each Subsidiary of the Company are treated for such state's income or franchise Tax purposes, in a manner comparable to the federal Tax treatment of a S Corporation, or a qualified Subchapter S subsidiary within the meaning of Section 1361(b)(3)(B) of the Code (a "QSub"), as appropriate. For purposes of this representation, the state Tax treatment shall be deemed comparable to that of an S Corporation or QSub if the state's income or franchise Tax on the corporation's net income is eliminated or materially reduced and such net income (net of state corporate Taxes, if any) is treated as taxable to the stockholders of the S Corporation whether or not distributed thereto. Section 3.11 of the Company Disclosure Schedules also specifies, for each such state listed therein, the period during which the Company has been subject to such comparable S Corporation or QSub state Tax treatment.

        (d)   The Company and each of its Subsidiaries has delivered or made available to Acquiror true, correct and complete copies of all Tax Returns relating to income taxes, franchise taxes and all other material taxes owed by the Company and its Subsidiaries with respect to the last five (5) fiscal years.

        (e)   To the Knowledge of the Company, the Company and each of its Subsidiaries has not engaged in any transaction that could materially affect the Tax liability for any Tax Returns not closed by applicable statute of limitations which is a "listed transaction" or "reportable transaction" within the meaning of Section 6707A of the Code and Treasury Regulations Section 1.6011-4(b).

        (f)    During the period commencing March 5, 2008, and ending on the close of business on the Closing Date (the "S Period"), the Company has been an "S corporation" within the meaning of Section 1361(a) of the Code, and a valid election under Section 1362 of the Code (an "S Election") has been in effect with respect to the Company at all times for the S Period, without accounting for any later attempts or actions taken to cure an invalid S Election during the S Period. A valid S Election or similar election has been in effect with respect to the Company during the S Period in all relevant state and local jurisdictions in which the Company is subject to Tax and in which such election is required in order for the Company to be treated as an "S corporation" for applicable state or local Tax purposes. There have been no events, transactions or activities of the Company, the Company's Subsidiaries or any of the Company's stockholders which would cause, or would have caused, the status of the Company as S corporation to be subject to termination or revocation (whether purposefully or inadvertently). Each of the Company's stockholders has been a Person described in Section 1361(b)(1)(B) of the Code at all times that such Person held shares of Company Common Stock during the S Period, and at no time during the S Period was any stockholder of the Company a non-resident alien.

        (g)   During the S Period, each Subsidiary of the Company was a QSub, and a valid election under Section 1361(b)(3)(B) of the Code (a "QSub election") has been in effect with respect to each

Subsidiary of the Company at all times for such period, without accounting for any later attempts or actions taken to cure an invalid QSub election during the S Period, and as of the Closing Date each Subsidiary of the Company will be a QSub. A valid QSub election or similar election has been in effect during such period, without accounting for any later attempts or actions taken to cure an invalid QSub election during the S Period, in all relevant state and local jurisdictions in which the Company is subject to Tax and in which such election is required in order for each Subsidiary of the Company to be treated as a QSub for applicable state or local Tax purposes.

        (h)   No claim has been made in writing by any Regulatory Authority in any jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries, as applicable, is, or may be, subject to Tax by that jurisdiction. No private letter rulings, technical advice memoranda or similar rulings have been requested by or with respect to the Company or any of its Subsidiaries, or entered into or issued by any taxing authority with respect to the Company or any of its Subsidiaries.

        (i)    The Company and each of its Subsidiaries have complied in all respects with all Legal Requirements relating to the payment and withholding of Taxes and have properly and timely withheld all Taxes required to be withheld by the Company in connection with amounts paid or owing to any employee, former employee, independent contractor, creditor, stockholder, Affiliate, customer, supplier or other Person. To the extent required, the Company and each of its Subsidiaries have properly set aside such withheld amounts in accounts for such purpose.

        (j)    Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item or deduction from, taxable income for any taxable period or portion thereof ending after the Closing Date as a result of:

            (i)  Any change in a method of accounting under Section 481 of the Code (or any comparable provision of state, local or foreign Tax laws), or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date;

           (ii)  An open transaction occurring on or prior to the Closing Date;

          (iii)  A prepaid amount or advance payments received on or before the Closing Date;

          (iv)  Any closing agreement under Section 7121 of the Code, or similar provision of state, local or foreign Law;

           (v)  Any election under Section 108(i) of the Code;

          (vi)  A transaction entered into on or before the Closing Date reported under the installment method of accounting or the long-term contract method of accounting;

         (vii)  The application of Section 263A of the Code; or

        (viii)  Pursuant to any provision of local, state or foreign Tax law comparable to any of the foregoing.

        (k)   Neither the Company nor any of its Subsidiaries has been a member of an affiliated, combined, consolidated or unitary Tax group for Tax purposes. Neither the Company nor any of its Subsidiaries has liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

        (l)    Neither the Company nor any of its Subsidiaries has any potential liability for any Tax under Section 1374 of the Code and shall not be subject to Tax under Section 1374 of the Code in connection with the Contemplated Transactions. During the past five (5) years, neither the Company nor any of its Subsidiaries has (i) acquired assets from another corporation in a transaction in which the Company's

Tax basis for the acquired assets was determined, in whole or in part, by reference to the Tax basis of the acquired assets (or any other property) in the hands of the transferor or (ii) acquired the stock of any corporation that is a QSub.

        Section 3.12    Employee Benefits.

        (a)   Section 3.12 of the Company Disclosure Schedules includes a complete and correct list of each Company Benefit Plan. The Company has delivered or made available to Acquiror true and complete copies of the following with respect to each material Company Benefit Plan: (i) a copy of the Company's current employee policy manual, (ii) copies of each Company Benefit Plan (or a written description where no formal plan document exists), and all related plan descriptions and other material written communications provided to participants of Company Benefit Plans; (iii) to the extent applicable, the last three (3) years' annual reports on Form 5500, including all schedules thereto and the opinions of independent accountants; and (iv) other material ancillary documents including the following documents related to each Company Benefit Plan:

            (i)  all material contracts with third party administrators, actuaries, investment managers, consultants, insurers, and independent contractors;

           (ii)  all written notices and other material written communications that were given by the Company, any Subsidiary, or any Company Benefit Plan to the IRS, the DOL or the PBGC pursuant to applicable Legal Requirements within the five (5) years preceding the date of this Agreement;

          (iii)  all written notices or other material written communications that were given by the IRS, the PBGC, or the DOL to the Company, any Subsidiary, or any Company Benefit Plan within the three (3) years preceding the date of this Agreement; and

          (iv)  with respect to any equity-based compensation plan or arrangement (including any stock option, stock purchase, stock ownership, stock appreciation, restricted stock, restricted stock unit, phantom stock or similar plan, agreement or award), (A) a complete and correct list of recipients of outstanding awards as of the date hereof, (B) the number of outstanding awards held by each recipient as of the date hereof and (C) the form of award agreement pursuant to which each such outstanding award was issued or otherwise granted.

        (b)   Except as set forth in Section 3.12 of the Company Disclosure Schedules, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (including possible terminations of employment in connection therewith) will cause a payment, vesting, increase or acceleration of benefits or benefit entitlements under any Company Benefit Plan or any other increase in the liabilities of the Company or any Subsidiary under any Company Benefit Plan as a result of the transactions contemplated by this Agreement. No Company Benefit Plan provides for payment of any amount which, considered in the aggregate with amounts payable pursuant to all other Company Benefit Plans, would result in any amount being non-deductible for federal income tax purposes by virtue of Section 280G or 162(m) of the Code.

        (c)   Neither the Company nor any Company ERISA Affiliate sponsors, maintains, administers or contributes to, has sponsored, maintained, administered or contributed to within the last six (6) years, or has any liability with respect to, (i) any "multiemployer plan" (as defined in Section 3(37) of ERISA), (ii) any "multiple employer welfare arrangement" (as defined in Section 3(40) of ERISA), or (iii) any self-insured plan (including any plan pursuant to which a stop loss policy or contract applies). With respect to any Company Benefit Plan that is a "multiple employer plan" (as described in Section 413(c) of the Code), such Company Benefit Plan complies in all material respects with the requirements of the Code and ERISA and neither the Company nor any of the Company ERISA Affiliates has any material liabilities other than the payment and/or remittance of premiums and/or required contributions on behalf of enrolled individuals. Neither the Company nor any of the Company

ERISA Affiliates sponsors, maintains, administers or contributes to, or has ever sponsored, maintained, administered or contributed to within the last six (6) years, or has any liability with respect to, any Company Benefit Plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, or any tax-qualified "defined benefit plan" (as defined in Section 3(35) of ERISA).

        (d)   Each Company Benefit Plan that is intended to qualify under Section 401 and related provisions of the Code is the subject of a favorable determination letter from the IRS to the effect that it is so qualified under the Code and that its related funding instrument is tax exempt under Section 501 of the Code (or the Company and its Subsidiaries are otherwise relying on an opinion letter issued to the prototype sponsor), and, to the Company's Knowledge, there are no facts or circumstances that would adversely affect the qualified status of any Company Benefit Plan or the tax-exempt status of any related trust.

        (e)   Each Company Benefit Plan is and has been administered in all material respects in compliance with its terms and with all applicable Legal Requirements.

        (f)    Other than routine claims for benefits made in the Ordinary Course of Business, there is no litigation, material claim or assessment pending or, to the Company's Knowledge, threatened by, on behalf of, or against any Company Benefit Plan or against the administrators or trustees or other fiduciaries of any Company Benefit Plan that alleges a violation of applicable state or federal law or violation of any Company Benefit Plan document or related agreement.

        (g)   To the Company's Knowledge, neither the Company nor any of its current or former employees, officers or directors has any liability to any Company Benefit Plan participant, beneficiary or any other person under any provisions of ERISA or any other applicable Legal Requirement by reason of any breach of any fiduciary duty (whether by any action or failure to act) in connection with any Company Benefit Plan, including any liability by any reason of any payment of, or failure to pay, benefits or any other amounts or by reason of any credit or failure to give credit for any benefits or rights. To the Company's Knowledge, no disqualified person (as defined in Code Section 4975(e)(2)) of any Company Benefit Plan has engaged in any nonexempt prohibited transaction (as described in Code Section 4975(c) or ERISA Section 406).

        (h)   No Company Benefit Plan or Company Benefit Plan fiduciary has engaged in any transaction involving Company Common Stock with respect to which a selling stockholder has made an election under Code Section 1042 and the Company has consented under Code Section 1042 to the application of Code Sections 4978 and 4979A.

        (i)    To the extent required under applicable accounting rules, all accrued contributions and other payments to be made by the Company or any Subsidiary to any Company Benefit Plan (i) through the date hereof have been made or reserves adequate for such purposes have been set aside therefor and reflected in Company Financial Statements and (ii) through the Closing Date will have been made or reserves adequate for such purposes will have been set aside therefore and reflected in the Company Financial Statements.

        (j)    There are no obligations under any Company Benefit Plans to provide health or other welfare benefits to retirees or other former employees, directors, consultants or their dependents (other than rights under Section 4980B of the Code or Section 601 of ERISA or comparable state laws).

        (k)   To the Company's Knowledge, no event has occurred or circumstance exists that could result in a material increase in premium costs of Company Benefit Plans or a material increase in benefit costs of such Company Benefit Plans that are self-insured as compared to the Company's fiscal year ended December 31, 2016.

        (l)    No condition exists as a result of which the Company or any Subsidiary would have any liability, whether absolute or contingent, under any Company Benefit Plan with respect to any misclassification of a person performing services for the Company or any Subsidiary as an independent contractor rather than as an employee. All individuals participating in Company Benefit Plans are in fact eligible and authorized to participate in such Company Benefit Plan.

        (m)  Neither the Company nor any of its Subsidiaries have any liabilities to employees or former employees that are not reflected in the Company Benefit Plans.

        (n)   Each Company Benefit Plan may be amended, terminated or otherwise discontinued as of the Closing Date in accordance with its terms without any liability to Acquiror or to Acquiror ERISA Affiliates.

        Section 3.13    Compliance with Legal Requirements.     The Company and each of its Subsidiaries hold all material licenses, certificates, permits, franchises and rights from all appropriate Regulatory Authorities necessary for the conduct of their respective businesses as presently conducted. The Company and each of its Subsidiaries is, and at all times since January 1, 2016, has been, in compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of its respective businesses or the ownership or use of any of its respective assets, except where noncompliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries has received, at any time since January 1, 2016, any notice or other communication (whether oral or written) from any Regulatory Authority or any other Person regarding: (a) any actual, alleged, possible, or potential violation of, or failure to comply with, any Legal Requirement; or (b) any actual, alleged, possible, or potential obligation on the part of the Company or any of its Subsidiaries to undertake, or to bear all or any portion of the cost of, any remedial action of any nature in connection with a failure to comply with any Legal Requirement. None of the representations and warranties in this Section 3.13 shall be deemed to related to environmental matters (which are governed by Section 3.19), employee benefits (which are governed by Section 3.12), tax matters (which are governed by Section 3.11), labor matters (which are governed by Section 3.23), or intellectual property matters (which are governed by Section 3.24).

        Section 3.14    Legal Proceedings; Orders.

        (a)   Except as set forth in Section 3.14 of the Company Disclosure Schedule and as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of the Company, threatened, Proceedings against the Company or any of its Subsidiaries. There is no Order imposed on the Company or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Acquiror or any of its affiliates) that would reasonably be expected to be material to the Company and its Subsidiaries taken as a whole. No officer, director, employee or agent of the Company or any of its Subsidiaries is subject to any Order that prohibits such officer, director, employee or agent from engaging in or continuing any conduct, activity or practice relating to the businesses of the Company or any of its Subsidiaries as currently conducted.

        (b)   Neither the Company nor any of its Subsidiaries: (i) is subject to any cease and desist or other Order or enforcement action issued by; (ii) is a party to any written agreement, consent agreement or memorandum of understanding with; (iii) is a party to any commitment letter or similar undertaking to; (iv) is subject to any Order or directive by; (v) is subject to any supervisory letter from; (vi) has been ordered to pay any civil money penalty, which has not been paid, by; or (vii) has adopted any policies, procedures or board resolutions at the request of; any Regulatory Authority that currently restricts in any material respect the conduct of its business, in any manner relates to its capital adequacy, restricts its ability to pay dividends or interest or limits in any material manner its credit or risk management policies, its management or its business. To the Knowledge of the Company, since January 1, 2016, none of the foregoing has been threatened by any Regulatory Authority.

        Section 3.15    Absence of Certain Changes and Events.     Except as listed in Section 3.15 of the Company Disclosure Schedules, since December 31, 2017, the Company and its Subsidiaries have conducted their respective businesses only in the Ordinary Course of Business, and without limiting the foregoing with respect to each, since December 31, 2017, there has not been any:

        (a)   change in their authorized or issued capital stock; grant of any stock option or right to purchase shares of their capital stock; issuance of any security convertible into such capital stock or evidences of indebtedness (except in connection with customer deposits); grant of any registration rights; purchase, redemption, retirement or other acquisition by them of any shares of any such capital stock; or declaration or payment of any dividend or other distribution or payment in respect of shares of their capital stock, except as reflected on the Company Financial Statements;

        (b)   amendment to their articles of incorporation, charter or bylaws or adoption of any resolutions by their board of directors or stockholders with respect to the same;

        (c)   payment or increase of any bonus, salary or other compensation to any of their stockholders, directors, officers or employees, except for normal increases in the Ordinary Course of Business or in accordance with any then-existing Company Benefit Plan, or entry into any employment, consulting, non-competition, change in control, severance or similar Contract with any stockholder, director, officer or employee, except for the Contemplated Transactions and except for any employment, consulting or similar agreement or arrangement that is not terminable at will or upon thirty (30) days' notice or less, without penalty or premium;

        (d)   adoption, amendment (except for any amendment necessary to comply with any Legal Requirement) or termination of, or increase in the payments to or benefits under, any Company Benefit Plan;

        (e)   damage to or destruction or loss of any of their assets or property, whether or not covered by insurance and where the resulting diminution in value individually or in the aggregate is greater than $50,000;

        (f)    entry into, termination or extension of, or receipt of notice of termination of any joint venture or similar agreement pursuant to any Contract or any similar transaction;

        (g)   except for this Agreement, entry into any new, or modification, amendment, renewal or extension (through action or inaction) of the terms of any existing, lease, Contract or license that has a term of more than one (1) year or that involves the payment by the Bank of more than $50,000 in the aggregate;

        (h)   Company Loan or commitment to make any Company Loan other than in the Ordinary Course of Business;

        (i)    Company Loan or commitment to make, renew, extend the term or increase the amount of any Company Loan to any Person if such Company Loan or any other Company Loans to such Person or an Affiliate of such Person is on the "watch list" or similar internal report of the Bank, or has been classified by the Bank or any Regulatory Authority as "substandard," "doubtful," "loss," or "other loans specially mentioned" or listed as a "potential problem loan";

        (j)    incurrence by them of any obligation or liability (fixed or contingent) other than in the Ordinary Course of Business;

        (k)   sale (other than any sale in the Ordinary Course of Business), lease or other disposition of any of their assets or properties, or mortgage, pledge or imposition of any lien or other encumbrance upon any of their material assets or properties, except: (i) for Company Permitted Exceptions; or (ii) as otherwise incurred in the Ordinary Course of Business;

        (l)    cancellation or waiver by them of any claims or rights with a value in excess of $50,000;

        (m)  any investment by them of a capital nature (e.g., construction of a structure or an addition to an existing structure on property owned by the Company or any of its Subsidiaries) individually exceeding $100,000 or in the aggregate exceeding $200,000;

        (n)   except for the Contemplated Transactions, merger or consolidation with or into any other Person, or acquisition of any stock, equity interest or business of any other Person;

        (o)   transaction for the borrowing or loaning of monies, or any increase in any outstanding indebtedness, other than in the Ordinary Course of Business;

        (p)   material change in any policies and practices with respect to liquidity management and cash flow planning, marketing, deposit origination, lending, budgeting, profit and Tax planning, accounting or any other material aspect of their business or operations, except for such changes as may be required in the opinion of the management of the Company or its Subsidiaries, as applicable, to respond to then-current market or economic conditions or as may be required by any Regulatory Authorities;

        (q)   filing of any applications for additional branches, opening of any new office or branch, closing of any current office or branch, or relocation of operations from existing locations;

        (r)   discharge or satisfaction of any material lien or encumbrance on their assets or repayment of any material indebtedness for borrowed money, except for obligations incurred and repaid in the Ordinary Course of Business;

        (s)   entry into any Contract or agreement to buy, sell, exchange or otherwise deal in any assets or series of assets, including any investment securities, but excluding OREO, individually or in the aggregate in excess of $100,000, except for the pledging of collateral to secure public funds or entry into any repurchase agreements in the Ordinary Course of Business;

        (t)    purchase or other acquisition of any investments, direct or indirect, in any derivative securities, financial futures or commodities or entry into any interest rate swap, floors and option agreements, or other similar interest rate management agreements;

        (u)   hiring of any employee with an annual salary in excess of $100,000;

        (v)   agreement, whether oral or written, by it to do any of the foregoing; or

        (w)  event or events that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

        Section 3.16    Material Contracts.     Except for Contracts evidencing Company Loans made by the Bank in the Ordinary Course of Business, Section 3.16 of the Company Disclosure Schedules lists or describes the following with respect to the Company and each of its Subsidiaries (each such agreement or document, a "Company Material Contract") as of the date of this Agreement, true, complete and correct copies of each of which have been delivered or made available to Acquiror:

        (a)   each lease of real property to which the Company or any of its Subsidiaries is a party;

        (b)   all loan and credit agreements, conditional sales Contracts or other title retention agreements or security agreements relating to money borrowed by it in excess of $250,000, exclusive of deposit agreements with customers of the Bank entered into in the Ordinary Course of Business, agreements for the purchase of federal funds and repurchase agreements and Federal Home Loan Bank of Des Moines advances;

        (c)   each Contract that involves performance of services or delivery of goods or materials by it of an amount or value in excess of $100,000 (other than Contracts for the sale of loans);

        (d)   each Contract that was not entered into in the Ordinary Course of Business and that involves expenditures or receipts by it in excess of $50,000;

        (e)   each Contract not referred to elsewhere in this Section 3.16 that: (i) relates to the future purchase of goods or services that materially exceeds the requirements of its business at current levels or for normal operating purposes; or (ii) has a Material Adverse Effect on the Company or its Subsidiaries;

        (f)    each lease, rental, license, installment and conditional sale agreement and other Contract affecting the ownership of, leasing of, title to or use of, any personal property (except personal property leases and installment and conditional sales agreements having aggregate remaining payments of less than $100,000);

        (g)   each material licensing agreement or other Contract with respect to patents, trademarks, copyrights, or other intellectual property (other than shrink-wrap license agreements or other similar license agreements), including material agreements with current or former employees, consultants or contractors regarding the appropriation or the nondisclosure of any of its intellectual property;

        (h)   each collective bargaining agreement and other Contract to or with any labor union or other employee representative of a group of employees;

        (i)    each joint venture, partnership and other Contract (however named) involving a sharing of profits, losses, costs or liabilities by it with any other Person;

        (j)    each Contract containing covenants that in any way purport to restrict, in any material respect, the business activity of the Company or its Subsidiaries or limit, in any material respect, the ability of the Company or its Subsidiaries to engage in any line of business or to compete with any Person;

        (k)   each Contract providing for payments to or by any Person based on sales, purchases or profits, other than direct payments for goods having an average annual amounts in excess of $100,000;

        (l)    each current material consulting or non-competition agreement to which the Company or any of its Subsidiaries is a party;

        (m)  the name of each Person who is or would be entitled pursuant to any Contract or Company Benefit Plan to receive any payment from the Company or its Subsidiaries as a result of the consummation of the Contemplated Transactions (including any payment that is or would be due as a result of any actual or constructive termination of a Person's employment or position following such consummation) and the maximum amount of such payment;

        (n)   each Contract for capital expenditures in excess of $100,000;

        (o)   each Company Benefit Plan; and

        (p)   each amendment, supplement and modification in respect of any of the foregoing.

        Section 3.17    No Defaults.     Each Company Material Contract is in full force and effect and is valid and enforceable against the Company, and to the Company's Knowledge, against such other party to such Company Material Contract, in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors' rights generally and subject to general principles of equity. To the Knowledge of the Company, no event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with or result in a material violation or breach of, or give the Company, any of its Subsidiaries or other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, any Company Material Contract, except as listed in Section 3.10 of the Company Disclosure Schedules or where any such default would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company. Except in the Ordinary Course of Business with respect to any Company Loan, neither the Company nor any of its Subsidiaries has given to or received from any other Person, at any time since January 1, 2016, any notice or other communication (whether oral or written) regarding any actual, alleged, possible or potential violation or breach of, or default under, any Company Material Contract, that has not been terminated or satisfied prior to the date of this Agreement. Except as set forth in Section 3.17 of the Company Disclosure Schedule, or other than in the Ordinary Course of Business, there are no renegotiations of, attempts to renegotiate or outstanding rights to renegotiate, any material amounts paid or payable to the Company or any of its Subsidiaries under current or completed Company Material Contracts with any Person, and no such Person has made written demand for such renegotiation.

        Section 3.18    Insurance.     Section 3.18 of the Company Disclosure Schedules lists all insurance policies and bonds owned or held as of the date of this Agreement by the Company and its Subsidiaries with respect to their respective businesses, operations, properties or assets (including bankers' blanket bond and insurance providing benefits for employees), true, complete and correct copies of each of which have been delivered or made available to Acquiror. The Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of the Company reasonably has determined to be prudent and consistent with comparable entities engaged in the same business and industry. The Company and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof. Each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of the Company and its Subsidiaries, the Company or the relevant Subsidiary thereof is the sole beneficiary of such policies. All premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion. Section 3.18 of the Company Disclosure Schedules lists and briefly describes all claims that have been filed under such insurance policies and bonds within the past five (5) years prior to the date of this Agreement that individually or in the aggregate exceed $50,000 and the current status of such claims. None of the Company or any of its Subsidiaries has had any insurance policy or bond cancelled or nonrenewed by the issuer of the policy or bond within the past five (5) years.

        Section 3.19    Compliance with Environmental Laws.     There are no actions, suits, investigations, liabilities, inquiries, Proceedings or Orders involving the Company or any of its Subsidiaries or any of their respective assets that are pending or, to the Knowledge of the Company, threatened, nor to the Knowledge of the Company, is there any factual basis for any of the foregoing, as a result of any asserted failure of the Company or any of its Subsidiaries of, or any predecessor thereof, to comply with any Environmental Law. No environmental clearances or other governmental approvals are required for the conduct of the business of the Company or any of its Subsidiaries or the consummation of the Contemplated Transactions. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is the owner of any interest in real estate, other than OREO, on which any substances have been generated, used, stored, deposited, treated, recycled or disposed of, which substances if known to be present on, at or under such property, would require notification to any Regulatory Authority, clean up, removal or some other remedial action under any Environmental Law at such property or any impacted adjacent or down gradient property, except where such action would not reasonably be expected to have a Material Adverse Effect on the Company. Except for any matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and each Subsidiary of the Company has complied in all material respects with all Environmental Laws applicable to it and its business operations.

        Section 3.20    Transactions with Affiliates.     Except as set forth in Section 3.20 of the Company Disclosure Schedules, no officer or director of the Company or any of its Subsidiaries, any Immediate

Family Member of any such Person, and no entity that any such Person "controls" within the meaning of Regulation O of the Federal Reserve has (a) any Company Loan or any other agreement with the Company or any of its Subsidiaries or (b) any interest in any material property, real, personal or mixed, tangible or intangible, used in or pertaining to, the business of the Company or any of its Subsidiaries.

        Section 3.21    Brokerage Commissions.     Except for fees payable to D.A. Davidson & Co. pursuant to an engagement letter that has been Previously Disclosed, none of the Company or its Subsidiaries, or any of their respective Representatives, has incurred any obligation or liability, contingent or otherwise, for brokerage or finders' fees or agents' commissions or other similar payment in connection with this Agreement.

        Section 3.22    Approval Delays.     To the Knowledge of the Company, there is no reason why the granting of any of the Requisite Regulatory Approvals would be denied or unduly delayed. The Bank's most recent CRA rating was "satisfactory" or better.

        Section 3.23    Labor Matters.

        (a)   There are no collective bargaining agreements or other labor union Contracts applicable to any employees of the Company or any of its Subsidiaries. There is no labor dispute, strike, work stoppage or lockout, or, to the Knowledge of the Company, threat thereof, by or with respect to any employees of the Company or any of its Subsidiaries, and there has been no labor dispute, strike, work stoppage or lockout in the previous three (3) years. There are no organizational efforts with respect to the formation of a collective bargaining unit presently being made, or to the Knowledge of the Company, threatened, involving employees of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has engaged or is engaging in any unfair labor practice. The Company and its Subsidiaries are in compliance in all material respects with all applicable Legal Requirements respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health. No Proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act of 1935) or seeking to compel the Company or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment is pending or, to the Knowledge of the Company, threatened with respect to the Company or any of its Subsidiaries before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Regulatory Authority.

        (b)   Neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Regulatory Authority relating to employees or employment practices. None of the Company, any of its Subsidiaries or any of its or their executive officers has received within the past three (3) years any written notice of intent by any Regulatory Authority responsible for the enforcement of labor or employment laws to conduct an investigation relating to the Company or any of its Subsidiaries and, to the Knowledge of the Company, no such investigation is in progress.

        Section 3.24    Intellectual Property.

        (a)   Each of the Company and its Subsidiaries has the unrestricted right and authority, and the Surviving Entity and its Subsidiaries will have the unrestricted right and authority from and after the Effective Time, to use all patents, trademarks, copyrights, service marks, trade names or other intellectual property owned by them as is necessary to enable them to conduct and to continue to conduct all material phases of the businesses of the Company and its Subsidiaries in the manner presently conducted by them, and, to the Knowledge of the Company, such use does not, and will not, conflict with, infringe on or violate any patent, trademark, copyright, service mark, trade name or any other intellectual property right of any Person.

        (b)   To the extent the Company has designated any of its information, materials, or processes a trade secret, the Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of all trade secrets that are owned, used, or held by them.

        (c)   To the Knowledge of the Company, none of the software utilized by the Company contains any bug, defect, or error that materially and adversely affects the use, functionality, or performance of such software ("Defective Code") or any system containing or used in conjunction with such software that has not been patched and fixed by the software provider and installed and applied by the Company and its Subsidiaries.

        (d)   To the Knowledge of the Company, no software utilized by the Company contains any "back door," "drop dead device," "time bomb," "Trojan horse," "virus," "worm," "spyware," or "adware" (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing or facilitating, any of the following functions: (i) disrupting, disabling, harming, or otherwise impeding, in any manner, the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) compromising the privacy or data security of any user or damaging or destroying any data file without the user's consent ("Malicious Code"), which in the case of (i) and (ii) has not been patched or fixed by the software provider and installed and applied by the Company and its Subsidiaries.

        (e)   No claims are pending or threatened in writing against the Company or any of its Subsidiaries alleging a violation of any the Company's privacy rights or rights regarding the protection of personally identifiable information or other non-public information.

        Section 3.25    Investments.

        (a)   Section 3.25 of the Company Disclosure Schedules includes a complete and correct list and description as of March 31, 2018, of: (i) all investment and debt securities, mortgage-backed and related securities, marketable equity securities and securities purchased under agreements to resell that are owned by the Company or its Subsidiaries, other than, with respect to the Bank, in a fiduciary or agency capacity (the "Company Investment Securities"); and (ii) any such Company Investment Securities that are pledged as collateral to another Person. The Company and each Subsidiary has good and marketable title to all Company Investment Securities held by it, free and clear of any liens, mortgages, security interests, encumbrances or charges, except for Company Permitted Exceptions and except to the extent such Company Investment Securities are pledged in the Ordinary Course of Business consistent with prudent banking practices to secure obligations of the Company or the Bank. The Company Investment Securities are valued on the books of the Company and the Bank in accordance with GAAP.

        (b)   Except as may be imposed by applicable securities laws and restrictions that may exist for securities that are classified as "held to maturity," none of the Company Investment Securities is subject to any restriction, whether contractual or statutory, that materially impairs the ability of the Company or any of its Subsidiaries to dispose of such investment at any time. With respect to all material repurchase agreements to which the Company or any of its Subsidiaries is a party, the Company or such Subsidiary of the Company, as the case may be, has a valid, perfected first lien or security interest in the securities or other collateral securing each such repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt secured by such collateral under such agreement.

        (c)   None of the Company or its Subsidiaries has sold or otherwise disposed of any Company Investment Securities in a transaction in which the acquiror of such Company Investment Securities or other person has the right, either conditionally or absolutely, to require the Company or any of its Subsidiaries to repurchase or otherwise reacquire any such Company Investment Securities.

        (d)   All Derivative Transactions, whether entered into for the account of the Company or any of its Subsidiaries or for the account of a customer of the Company or any of its Subsidiaries, were entered into in the Ordinary Course of Business and in accordance with prudent banking practice and applicable Legal Requirements of applicable Regulatory Authorities and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries, and with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. All of such Derivative Transactions are legal, valid and binding obligations of the Company or one of its Subsidiaries enforceable against it in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity), and are in full force and effect. The Company and its Subsidiaries have duly performed their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued and, to the Knowledge of the Company, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

        Section 3.26    No Other Representations or Warranties.

        (a)   Except for the representations and warranties made by the Company in this Article 3, and as qualified by the Company Disclosure Schedules (and any updates thereto), neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty, express or implied, to Acquiror or any of its Affiliates or representatives with respect to: (i) any financial projection, forecast, estimate, budget or prospective information relating to the Company, any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by the Company in this Article 3, any oral or written information presented to Acquiror or any of its Affiliates or representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

        (b)   The Company acknowledges and agrees that neither Acquiror nor any other Person has made or is making any express or implied representation or warranty other than those contained in Article 4.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF ACQUIROR

        Except as Previously Disclosed or as disclosed in any Acquiror SEC Report filed with or furnished to the SEC prior to the date hereof (but disregarding risk factor disclosures contained under the heading "Risk Factors" or disclosure of risks set forth in any "forward-looking statements" disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Acquiror hereby represents and warrants to the Company as follows:

        Section 4.1    Acquiror Organization.     Acquiror: (a) is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect on Acquiror; (b) is registered with the Federal Reserve as a financial holding company under the Bank Holding Company Act of 1956, as amended; and (c) has full power and authority, corporate and otherwise, to operate as a bank holding company and to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. The copies of the Acquiror Certificate of Incorporation and the Acquiror Bylaws and all amendments thereto set forth in the Acquiror SEC Reports are true, complete and correct, and in full force and effect as of the date of this Agreement. Acquiror has no subsidiary other than the subsidiaries listed on Exhibit 21 to Acquiror's Annual Report on Form 10-K for the fiscal year ended December 31, 2017.

        Section 4.2    Acquiror Subsidiary Organizations.     Each Subsidiary of the Acquiror is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and is also in good standing in each other jurisdiction in which the nature of the business conducted or the properties or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect on the Acquiror. Each Subsidiary of the Acquiror has full power and authority, corporate and otherwise, to own, operate and lease its properties as presently owned, operated and leased, and to carry on its business as it is now being conducted. The deposit accounts of Acquiror's bank Subsidiaries are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by applicable Legal Requirements, and all premiums and assessments required to be paid in connection therewith have been paid when due.

        Section 4.3    Authorization; Enforceability.     Acquiror has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Acquiror Board. As of the date of this Agreement, the Acquiror Board has determined that the Merger, on substantially the terms and conditions set forth in this Agreement, is in the best interests of Acquiror and its stockholders, and that this Agreement and transactions contemplated hereby are in the best interests of Acquiror and its stockholders. The execution, delivery and performance of this Agreement by Acquiror, and the consummation of its obligations under this Agreement, have been authorized by all necessary corporate action and, subject to the receipt of the Requisite Regulatory Approvals, this Agreement (assuming due authorization, execution and delivery by the other party hereto) constitutes a legal, valid and binding obligation of Acquiror enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors' rights generally and subject to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

        Section 4.4    No Conflict.     Neither the execution nor delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time): (a) contravene, conflict with or result in a violation of any provision of the articles of incorporation, certificate of formation or charter (or similar organizational documents) or bylaws or operating agreement, each as in effect on the date hereof, or any currently effective resolution adopted by the board of directors, stockholders, manager or members of, Acquiror or any of its Subsidiaries; or (b) assuming receipt of the Requisite Regulatory Approvals, contravene, conflict with or result in a violation of any Legal Requirement or any Order to which Acquiror or any of its Subsidiaries, or any of their respective assets that are owned or used by them, may be subject, except for any contravention, conflict or violation that is permissible by virtue of obtaining the Requisite Regulatory Approvals. To the Acquiror's Knowledge, except for: (i) the filing of applications, filings and notices, as applicable, with the Federal Reserve and approval of such applications, filings and notices; (ii) the filing of applications, filings and notices, as applicable, with the Missouri Division of Finance and approval of such applications, filings and notices; (iii) the filing of any required applications, filings or notices with the FDIC and approval of such applications, filings and notices; (iv) the filing with the SEC of the Proxy Statement in definitive form and of the Registration Statement and declaration of effectiveness of the Registration Statement; (v) the filing of the Delaware Certificate of Merger with the Delaware Secretary of State pursuant to the DGCL; (vi) the filing of the Missouri Articles of Merger with the Missouri Secretary of State pursuant to the GBCLM; and (vii) such filings and approvals as are required to be made or obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of the shares of Acquiror Common Stock pursuant to this Agreement and the listing of additional shares of Acquiror Common Stock on the Nasdaq Global Market, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality are necessary in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

        Section 4.5    Acquiror Capitalization.

        (a)   The authorized capital stock of Acquiror currently consists exclusively of: (i) 20,000,000 shares of Acquiror Common Stock, of which, as of the date of this Agreement (the "Acquiror Capitalization Date"), 13,936,957 shares were issued and outstanding; and (ii) 250,000 shares of Acquiror's preferred stock, $1.00 par value per share (the "Acquiror Preferred Stock"), of which no shares were issued and outstanding as of the Acquiror Capitalization Date. Acquiror does not have outstanding any bonds, debentures, notes or other debt obligations having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) with the stockholders of Acquiror on any matter. All of the issued and outstanding shares of Acquiror Capital Stock have been, and those shares of Acquiror Common Stock to be issued pursuant to the Merger will be, duly authorized and validly issued and fully paid, non-assessable and free of preemptive rights. Acquiror's securities are not listed, or quoted, for trading on any U.S. domestic or foreign securities exchange, other than the Nasdaq Global Market and Acquiror satisfies all of the quantitative maintenance criteria of the Nasdaq Global Market.

        (b)   As of the Acquiror Capitalization Date, no shares of Acquiror Capital Stock were reserved for issuance except for: (i) 531,410 shares of Acquiror Common Stock reserved for issuance in connection with stock options, restricted stock units, or other equity awards under Acquiror Benefit Plans; and (ii) 580,573 shares of Acquiror Common Stock reserved for issuance pursuant to future awards under Acquiror Benefit Plans.

        Section 4.6    Acquiror SEC Reports; Financial Statements and Reports; Regulatory Filings.

        (a)   Acquiror has timely filed all Acquiror SEC Reports, except where the failure to file any Acquiror SEC Report, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Acquiror, and all such Acquiror SEC Reports complied as to form in all material respects, as of their respective filing dates and effective dates, as the case may be, with all applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder which are applicable to the Acquiror. The Acquiror SEC Reports were prepared in accordance with applicable Legal Requirements in all material respects. As of their respective filing dates, none of the Acquiror SEC Reports contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed as of a later date (but before the date of this Agreement) is deemed to modify information as of an earlier date. As of the date hereof, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Acquiror SEC Reports. No Subsidiary of Acquiror is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

        (b)   The financial statements presented (or incorporated by reference) in the Acquiror SEC Reports (including the related notes, where applicable) have been prepared in conformity with GAAP, except in each case as indicated in such statements or the notes thereto, and comply in all material respects with all applicable Legal Requirements, including the maintenance of an adequate system of internal controls. Taken together, the financial statements presented in the Acquiror SEC Reports (collectively, the "Acquiror Financial Statements") are complete and correct in all material respects and fairly and accurately present the respective financial position, assets, liabilities and results of operations of Acquiror and its Subsidiaries at the respective dates of and for the periods referred to in the Acquiror Financial Statements, subject to normal year-end audit adjustments in the case of unaudited Acquiror Financial Statements. As of the date hereof, RSM US LLP has not resigned (or informed Acquiror that it intends to resign) or been dismissed as independent registered public accountants of Acquiror.

        (c)   Acquiror and each of its Subsidiaries has filed all forms, reports and documents required to be filed since January 1, 2016, with all applicable federal or state securities or banking authorities except to the extent failure would not have a Material Adverse Effect on Acquiror and its Subsidiaries. Such forms, reports and documents: (i) complied as to form in all material respects with applicable Legal Requirements; and (ii) did not at the time they were filed, after giving effect to any amendment thereto filed prior to the date hereof, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information filed as of a later date (but before the date of this Agreement) is deemed to modify information as of an earlier date.

        (d)   To the Knowledge of Acquiror, there has not been any event or occurrence since January 1, 2016 that would result in a determination that any of its banking Subsidiaries is not an eligible depository institution as defined in 12 C.F.R. § 303.2(r).

        Section 4.7    Properties.     Acquiror and each of its Subsidiaries has good and marketable title to all assets and properties, whether real or personal, tangible or intangible, that it purports to own, other than OREO, subject to no liens, mortgages, security interests, encumbrances or charges of any kind except: (i) as noted in the most recent Acquiror Financial Statements or incurred in the Ordinary Course of Business since the date of the most recent Acquiror Financial Statements; (ii) liens for Taxes or other governmental charges not yet delinquent or being contested in good faith by appropriate Proceedings and for which liabilities have been established and reflected in the Acquiror Financial Statements; (iii) pledges or liens required to be granted in connection with the acceptance of government deposits, granted in connection with repurchase or reverse repurchase agreements, securing any discount with, borrowing from, or obligations to any Federal Reserve Bank or Federal Home Loan Bank, interbank credit facilities or any transaction by Subsidiary of Acquiror acting in a fiduciary capacity or otherwise incurred in the Ordinary Course of Business; (iv) easements, rights of way, and other similar encumbrances that do not materially affect the present use of the properties or assets subject thereto or affected thereby or otherwise materially impair the present business operations at such properties; (v) minor defects and irregularities in title and encumbrances that do not materially impair the use thereof for the purposes for which they are held as of the date of this Agreement; (vi) liens or deposits in connection with worker's compensation, unemployment insurance, social security or other insurance; (vii) mechanic's and materialmen's liens for construction in progress and workmen's, repairmen's, warehousemen's and carrier's liens arising in the Ordinary Course of Business of the Acquiror or its Subsidiaries; (viii) liens existing on any asset of any Person at the time such Person is acquired by or is combined with Acquiror or any of its Subsidiaries, provided the lien was not created in contemplation of that event; (ix) liens on property required by Regulation W promulgated by the Federal Reserve; and (x) liens incidental to the conduct of business or ownership of property of Acquiror or any of its Subsidiaries which do not in the aggregate materially detract from the value of the property or materially impair the use thereof as of the date of this Agreement. Acquiror and each of its Subsidiaries as lessee has the right under valid and existing leases to occupy, use, possess and control any and all of the respective property leased by it, and each such lease is valid and without default thereunder by the lessee or, to the Knowledge of the Acquiror, the lessor. To the Knowledge of the Acquiror, all buildings and structures owned by the Acquiror and each of its Subsidiaries lie wholly within the boundaries of the real property owned or validly leased by it, and do not encroach upon the property of, or otherwise conflict with the property rights of, any other Person.

        Section 4.8    Employee Benefits.

        (a)   Each Acquiror Benefit Plan that is intended to qualify under Section 401 and related provisions of the Code is the subject of a favorable determination letter from the IRS to the effect that it is so qualified under the Code and that its related funding instrument is tax exempt under Section 501 of the Code (or Acquiror and its Subsidiaries are otherwise relying on an opinion letter issued to the prototype sponsor), and, to Acquiror's Knowledge, there are no facts or circumstances that would adversely affect the qualified status of any Acquiror Benefit Plan or the tax-exempt status of any related trust.

        (b)   Each Acquiror Benefit Plan is and has been administered in all material respects in compliance with its terms and with all applicable Legal Requirements.

        (c)   Other than routine claims for benefits made in the Ordinary Course of Business, there is no litigation, material claim or assessment pending or, to Acquiror's Knowledge, threatened by, on behalf of, or against any Acquiror Benefit Plan or against the administrators or trustees or other fiduciaries of any Acquiror Benefit Plan that alleges a violation of applicable state or federal law or violation of any Acquiror Benefit Plan document or related agreement.

        (d)   To Acquiror's Knowledge, neither the Acquiror nor any of its current or former employees, officers or directors has any liability to any Acquiror Benefit Plan participant, beneficiary or any other person under any provisions of ERISA or any other applicable Legal Requirement by reason of any breach of fiduciary duty (whether by any action or failure to act) in connection with any Acquiror Benefit Plan, including any liability by any reason of any payment of, or failure to pay, benefits or any other amounts or by reason of any credit or failure to give credit for any benefits or rights. To Acquiror's Knowledge, no disqualified person (as defined in Code Section 4975(e)(2)) of any Acquiror Benefit Plan has engaged in any nonexempt prohibited transaction (as described in Code Section 4975(c) or ERISA Section 406).

        (e)   To Acquiror's Knowledge, no event has occurred or circumstance exists that could result in a material increase in premium costs of Acquiror Benefit Plans or a material increase in benefit costs of such Acquiror Benefit Plans that are self-insured as compared to Acquiror's fiscal year ended December 31, 2016.

        (f)    Neither Acquiror nor any of its Subsidiaries have any liabilities to employees or former employees that are not reflected in the Acquiror Benefit Plans.

        Section 4.9    Compliance with Legal Requirements.     Acquiror and each of its Subsidiaries hold all material licenses, certificates, permits, franchises and rights from all appropriate Regulatory Authorities necessary for the conduct of their respective businesses as presently conducted. Acquiror and each of its Subsidiaries is, and at all times since January 1, 2016, has been, in compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of its respective businesses or the ownership or use of any of its respective assets, except where noncompliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror. Except as would not reasonably be expected, individually or in the aggregate, to have Material Adverse Effect on Acquiror, neither Acquiror nor any of its Subsidiaries has received, at any time since January 1, 2016, any notice or other communication (whether oral or written) from any Regulatory Authority or any other Person regarding: (a) any actual, alleged, possible, or potential violation of, or failure to comply with, any Legal Requirement; or (b) any actual, alleged, possible, or potential obligation on the part of Acquiror or any of its Subsidiaries to undertake, or to bear all or any portion of the cost of, any remedial action of any nature in connection with a failure to comply with any Legal Requirement.

        Section 4.10    Labor Matters.

        (a)   There are no collective bargaining agreements or other labor union Contracts applicable to any employees of Acquiror or any of its Subsidiaries. There is no labor dispute, strike, work stoppage or lockout, or, to the Knowledge of Acquiror, threat thereof, by or with respect to any employees of Acquiror or any of its Subsidiaries, and there has been no labor dispute, strike, work stoppage or lockout in the previous three (3) years. There are no organizational efforts with respect to the formation of a collective bargaining unit presently being made, or to the Knowledge of Acquiror, threatened, involving employees of Acquiror or any of its Subsidiaries. Neither Acquiror nor any of its Subsidiaries has engaged or is engaging in any unfair labor practice. Acquiror and its Subsidiaries are in compliance in all material respects with all applicable Legal Requirements respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health. No Proceeding asserting that Acquiror or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act of 1935) or seeking to compel Acquiror or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment is pending or, to the Knowledge of Acquiror, threatened with respect to Acquiror or any of its Subsidiaries before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Regulatory Authority.

        (b)   Neither Acquiror nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Regulatory Authority relating to employees or employment practices. None of Acquiror, any of its Subsidiaries or any of its or their executive officers has received within the past three (3) years any written notice of intent by any Regulatory Authority responsible for the enforcement of labor or employment laws to conduct an investigation relating to Acquiror or any of its Subsidiaries and, to the Knowledge of Acquiror, no such investigation is in progress.

        Section 4.11    Legal Proceedings; Orders.

        (a)   Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Acquiror, neither Acquiror nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of Acquiror, threatened, Proceedings against Acquiror or any of its Subsidiaries. There is no Order imposed on Acquiror or any of its Subsidiaries that would reasonably be expected to be material to the Company and its Subsidiaries taken as a whole. No officer, director, employee or agent of Acquiror or any of its Subsidiaries is subject to any Order that prohibits such officer, director, employee or agent from engaging in or continuing any conduct, activity or practice relating to the businesses of Acquiror or any of its Subsidiaries as currently conducted.

        (b)   Neither Acquiror nor any of its Subsidiaries: (i) is subject to any cease and desist or other Order or enforcement action issued by; (ii) is a party to any written agreement, consent agreement or memorandum of understanding with; (iii) is a party to any commitment letter or similar undertaking to; (iv) is subject to any Order or directive by; (v) is subject to any supervisory letter from; (vi) has been ordered to pay any civil money penalty, which has not been paid, by; or (vii) has adopted any policies, procedures or board resolutions at the request of; any Regulatory Authority that currently restricts in any material respect the conduct of its business, in any manner relates to its capital adequacy, restricts its ability to pay dividends or interest or limits in any material manner its credit or risk management policies, its management or its business. To the Knowledge of Acquiror, none of the foregoing has been threatened by any Regulatory Authority.

        Section 4.12    Taxes.     Acquiror and each of its Subsidiaries has duly filed all material income Tax Returns required to be filed by it on or before the Closing Date, and each such Tax Return filed is complete and accurate in all material respects. Acquiror and each of its Subsidiaries has paid, or made adequate provision for the payment of, all material income Taxes due and payable by Acquiror and its Subsidiaries, and is not delinquent in the payment of any material income Tax, except such Taxes as are being contested in good faith and as to which adequate reserves have been provided. To the Knowledge of Acquiror, (a) there is no claim or assessment pending against Acquiror or its Subsidiaries for any material Taxes owed by it, and (b) other than an ongoing audit by the state of Wisconsin, no audit, examination or investigation related to material Taxes paid or payable by Acquiror and its Subsidiaries is presently being proposed or conducted by any Regulatory Authority. To the Knowledge of Acquiror, Acquiror and each of its Subsidiaries has not engaged in any transaction that could materially affect the Tax liability for any Tax Returns not closed by applicable statute of limitations which is a "listed transaction" as set forth in Treasury Regulation Section 1.6011-4(b)(2).

        Section 4.13    Absence of Certain Changes and Events.     Since December 31, 2017, no event or events have occurred that had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Acquiror.

        Section 4.14    Insurance.     Acquiror and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Acquiror reasonably has determined to be prudent and consistent with comparable entities engaged in the same business and industry. Acquiror and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof. Each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Acquiror and its Subsidiaries, Acquiror or the relevant Subsidiary thereof is the sole beneficiary of such policies. All premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

        Section 4.15    Compliance with Environmental Laws.     There are no actions, suits, investigations, liabilities, inquiries, Proceedings or Orders involving Acquiror or any of its Subsidiaries or any of their respective assets that are pending or, to the Knowledge of Acquiror, threatened, nor to the Knowledge of Acquiror, is there any factual basis for any of the foregoing, as a result of any asserted failure of Acquiror or any of its Subsidiaries of, or any predecessor thereof, to comply with any Environmental Law. No environmental clearances or other governmental approvals are required for the conduct of the business of Acquiror or any of its Subsidiaries or the consummation of the Contemplated Transactions. To the Knowledge of Acquiror, neither Acquiror nor any of its Subsidiaries is the owner of any interest in real estate, other than OREO, on which any substances have been generated, used, stored, deposited, treated, recycled or disposed of, which substances if known to be present on, at or under such property, would require notification to any Regulatory Authority, clean up, removal or some other remedial action under any Environmental Law at such property or any impacted adjacent or down gradient property, except where such action would not reasonably be expected to have a Material Adverse Effect on Acquiror. Except for any matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror, Acquiror and each Subsidiary of Acquiror has complied in all material respects with all Environmental Laws applicable to it and its business operations.

        Section 4.16    Brokerage Commissions.     Except for fees payable to Keefe, Bruyette & Woods, Inc. pursuant to an engagement letter that has been Previously Disclosed, none of Acquiror or its Subsidiaries, or any of their respective Representatives, has incurred any obligation or liability, contingent or otherwise, for brokerage or finders' fees or agents' commissions or other similar payment in connection with this Agreement.

        Section 4.17    Approval Delays.     To the Knowledge of Acquiror, there is no reason why the granting of any of the Requisite Regulatory Approvals would be denied or unduly delayed. The most recent CRA rating of each banking Subsidiary of Acquiror was "satisfactory" or better.

        Section 4.18    Financial Capability.     Acquiror has, and will have prior to the Effective Time, sufficient funds to pay the Per Share Merger Consideration and to perform its other obligations contemplated by this Agreement.

        Section 4.19    No Other Representations or Warranties.

        (a)   Except for the representations and warranties made by Acquiror in this Article 4, neither Acquiror nor any other Person makes any express or implied representation or warranty with respect to Acquiror, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Acquiror hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Acquiror nor any other Person makes or has made any representation or warranty, express or implied, to the Company or any of its Affiliates or representatives with respect to: (i) any financial projection, forecast, estimate, budget or prospective information relating to Acquiror, any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by Acquiror in this Article 4, any oral or written information presented to the Company or any of its Affiliates or representatives in the course of their due diligence investigation of Acquiror, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

        (b)   Acquiror acknowledges and agrees that neither the Company nor any other Person has made or is making any express or implied representation or warranty other than those contained in Article 3.

ARTICLE 5
THE COMPANY'S COVENANTS

        Section 5.1    Access and Investigation.

        (a)   Subject to any applicable Legal Requirement, Acquiror and its Representatives shall, at all times during normal business hours and with reasonable advance notice, have such reasonable access to the facilities, operations, records and properties of the Company and each of its Subsidiaries in accordance with the provisions of this Section 5.1(a) as shall be reasonably necessary for the purpose of determining the Company's continued compliance with the terms and conditions of this Agreement and preparing for the integration of Acquiror and the Company following the Effective Time. Acquiror and its Representatives may, during such period, make or cause to be made such reasonable investigation of the operations, records and properties of the Company and each of its Subsidiaries and of their respective financial and legal conditions as Acquiror shall deem reasonably necessary or advisable to familiarize itself with such records, properties and other matters; provided, however, that such access or investigation shall not interfere materially with the normal operations of the Company or any of its Subsidiaries. Upon request, the Company and each of its Subsidiaries will furnish Acquiror or its Representatives attorneys' responses to auditors' requests for information regarding the Company or such Subsidiary, as the case may be, and such financial and operating data and other information reasonably requested by Acquiror (provided, such disclosure would not result in the waiver by the Company or any of its Subsidiaries of any claim of attorney-client privilege). No investigation by Acquiror or any of its Representatives shall affect the representations and warranties made by the Company in this Agreement. This Section 5.1(a) shall not require the disclosure of any information to Acquiror the disclosure of which, in the Company's reasonable judgment: (i) would be prohibited by any applicable Legal Requirement; (ii) would result in the breach of any agreement with any third party in effect on the date of this Agreement; or (iii) relate to pending or threatened litigation or investigations, if disclosure might affect the confidential nature of, or any privilege relating to, the matters being discussed. If any of the restrictions in the preceding sentence shall apply, the Company and Acquiror will make appropriate alternative disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with any applicable Legal Requirement.

        (b)   From the date hereof until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, the Company shall promptly furnish to Acquiror: (i) a copy of each report, schedule, registration statement and other document filed, furnished or received by it during such period pursuant to the requirements of federal and state banking laws or federal or state securities laws; and (ii) a copy of each report filed by it or any of its Subsidiaries with any Regulatory Authority; in each case other than portions of such documents relating to confidential supervisory or examination materials or the disclosure of which would violate any applicable Legal Requirement.

        (c)   The Company shall provide, and cause each of its Subsidiaries to provide, to Acquiror all information provided to the directors on all such boards or members of such committees in connection with all meetings of the board of directors and committees of the board of directors of the Company or otherwise provided to the directors or members, and to provide any other financial reports or other analysis prepared for senior management of the Company or its Subsidiaries; in each case other than portions of such documents: (i) relating to confidential supervisory or examination materials, (ii) the disclosure of which would violate any applicable Legal Requirement, (iii) the disclosure of which would, in the reasonable judgment of the Company's outside counsel, result in the waiver of the attorney-client privilege, or (iv) related to an Acquisition Proposal (disclosure of which shall be governed solely by Section 5.11).

        (d)   All information obtained by Acquiror in accordance with this Section 5.1 shall be treated in confidence as provided in that certain confidentiality agreement, dated May 1, 2017, between Acquiror and the Company (the "Confidentiality Agreement").

        Section 5.2    Operation of the Company and Company Subsidiaries.

        (a)   Except as Previously Disclosed, as expressly contemplated by or permitted by this Agreement, as required by applicable Legal Requirements, or with the prior written consent of Acquiror, which shall not be unreasonably withheld, conditioned or delayed, during the period from the date of this Agreement to the earlier of the Closing Date or the termination of this Agreement pursuant to its terms, the Company shall, and shall cause each of its Subsidiaries to: (i) conduct its business in the Ordinary Course of Business in all material respects; (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships; and (iii) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of the Company or Acquiror to obtain any of the Requisite Regulatory Approvals, to perform its covenants and agreements under this Agreement or to consummate the Contemplated Transactions.

        (b)   Except as Previously Disclosed, as expressly contemplated by or permitted by this Agreement, as required by applicable Legal Requirements, or with the prior written consent of Acquiror, which shall not be unreasonably withheld, conditioned or delayed, during the period from the date of this Agreement to the earlier of the Closing Date or the termination of this Agreement pursuant to its terms, the Company will not, and will cause each of its Subsidiaries not to:

            (i)  other than pursuant to the terms of any Contract to which the Company is a party that is outstanding on the date of this Agreement: (A) issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of Company Common Stock or any security convertible into Company Common Stock; (B) permit any additional shares of Company Common Stock to become subject to new grants, including issuances under Company Benefit Plans; or (C) grant any registration rights with respect to shares of Company Common Stock;

           (ii)  (A) make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of Company Common Stock outside of past practice (other than dividends from its wholly owned Subsidiaries to it or another of its wholly owned Subsidiaries); or (B) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of Company Common Stock (other than repurchases of shares of

  Company Common Stock in the Ordinary Course of Business to satisfy obligations under Company Benefit Plans);

          (iii)  amend the terms of, waive any rights under, terminate (other than at its stated expiration date), knowingly violate the terms of, take any action or inaction that could lead to an event of default under, or enter into: (A) any Company Material Contract; (B) any material restriction on the ability of the Company or its Subsidiaries to conduct its business as it is presently being conducted; or (C) any Contract or other binding obligation relating to any class of Company Common Stock or rights associated therewith or any outstanding instrument of indebtedness;

          (iv)  enter into loan transactions not in accordance with, or consistent with, past practices of the Bank or that are on terms and conditions that, to the Knowledge of the Company, are materially more favorable than those available to the borrower from competitive sources in arm's-length transactions;

           (v)  (A) enter into any new credit or new lending relationships greater than $1.5 million that would require an exception to the Bank's formal loan policy as in effect as of the date of this Agreement or that are not in strict compliance with the provisions of such loan policy; or (B) other than incident to a reasonable loan restructuring, extend additional credit to any Person and any director or officer of, or any owner of a material interest in, such Person (any of the foregoing with respect to a Person being referred to as a "Borrowing Affiliate") if such Person or such Borrowing Affiliate is the obligor under any indebtedness to the Company or any of its Subsidiaries which constitutes a nonperforming loan or against any part of such indebtedness the Company or any of its Subsidiaries has established loss reserves or any part of which has been charged-off by the Company or any of its Subsidiaries;

          (vi)  maintain an allowance for loan and lease losses which is not adequate in all material respects under the requirements of GAAP and all Legal Requirements to provide for possible or specific losses, net of recoveries relating to Company Loans previously charged-off in whole or in part, on Company Loans and leases outstanding (including accrued interest receivable);

         (vii)  fail to: (A) charge-off any Company Loans or leases that would be deemed uncollectible in accordance with GAAP or any applicable Legal Requirement; or (B) place on non-accrual any Company Loans or leases that are past due greater than ninety (90) days;

        (viii)  sell, transfer, mortgage, encumber, license, let lapse, cancel, abandon or otherwise dispose of or discontinue any of its assets, deposits, business or properties, except for sales, transfers, mortgages, encumbrances, licenses, lapses, cancellations, abandonments or other dispositions or discontinuances (A) in the Ordinary Course of Business, (B) of financial assets or investments, or (C) of obsolete or unused equipment, fixtures or assets and in a transaction that, together with other such transactions, is not material to the Company and its Subsidiaries, taken as a whole;

          (ix)  acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the Ordinary Course of Business), or contract to acquire, all or any portion of the assets, business, deposits or properties of any other entity except in the Ordinary Course of Business and in a transaction that, together with other such transactions, is not material to the Company and its Subsidiaries, taken as a whole, and does not present a material risk that the Closing Date will be materially delayed or that any approvals necessary to complete the Merger or the other Contemplated Transactions will be more difficult to obtain;

           (x)  amend the Company Articles of Incorporation or the Company Bylaws, or similar governing documents of any of its Subsidiaries;

          (xi)  implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable regulatory accounting requirements;

         (xii)  except as permitted by this Agreement or as required by any applicable Legal Requirement or the terms of any Company Benefit Plan existing as of the date hereof: (A) increase in any manner the compensation or benefits of any of the current or former directors, officers, employees, consultants, independent contractors or other service providers of the Company or its Subsidiaries (collectively, the "Company Employees"), other than increases in the Ordinary Course of Business consistent with past practices in timing, metrics and amount; (B) become a party to, establish, amend, commence participation in, terminate or commit itself to the adoption of any stock option plan or other stock-based compensation plan, compensation, severance, pension, consulting, non-competition, change in control, retirement, profit-sharing, welfare benefit, or other employee benefit plan or agreement or employment agreement with or for the benefit of any Company Employee (or newly hired employees), director or stockholder; (C) accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation under any Company Benefit Plans; (D) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan; or (E) materially change any actuarial assumptions used to calculate funding obligations with respect to any Company Benefit Plan that is required by applicable Legal Requirements to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or any applicable Legal Requirement;

        (xiii)  incur or guarantee any indebtedness for borrowed money, including any increase in any outstanding indebtedness, other than in the Ordinary Course of Business;

        (xiv)  enter into any new line of business or materially change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by applicable Legal Requirements or requested by any Regulatory Authority;

         (xv)  settle any action, suit, claim or proceeding against it or any of its Subsidiaries, except for an action, suit, claim or proceeding that is settled in an amount and for consideration not in excess of $100,000 and that would not: (A) impose any material restriction on the business of the Company or its Subsidiaries; or (B) create precedent for claims that is reasonably likely to be material to it or its Subsidiaries;

        (xvi)  make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;

       (xvii)  make or change any Tax elections, change an annual accounting period, change or consent to any change in its or its Subsidiaries' method of accounting for Tax purposes (except as required by a change in GAAP or applicable Tax law), change or modify any position on any Tax Return filed on or after the date of this Agreement from positions taken on Tax Returns previously filed, settle or compromise any Tax liability, claim or assessment, enter into any closing agreement, waive or extend any statute of limitations with respect to an amount of Taxes, surrender any right to claim a refund for an amount of Taxes, file any amended Tax Return, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax;

      (xviii)  hire any employee with an annual salary in excess of $100,000; or

        (xix)  agree to take, make any commitment to take, or adopt any resolutions of the Company Board, or to allow the board of any Company Subsidiary to take or adopt any resolutions of such board of any Company Subsidiary, in support of, any of the actions prohibited by this Section 5.2(b).

        (c)   For purposes of Section 5.2(b), Acquiror's consent shall be deemed to have been given if the Company has made a written request to Todd A. Gipple, Executive Vice President, Chief Operating Officer and Chief Financial Officer of Acquiror, for permission to take any action otherwise prohibited by Section 5.2(b) and has provided Acquiror with information sufficient for Acquiror to make a reasonably informed decision with respect to such request, and Acquiror has failed to respond to such request within three (3) Business Days after Acquiror's receipt of such request.

        Section 5.3    Notice of Changes.     The Company will give prompt notice to Acquiror of any fact, event or circumstance known to it that: (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in a Material Adverse Effect on the Company; or (b) would cause or constitute a material breach of any of the Company's representations, warranties, covenants or agreements contained herein that reasonably would be expected to give rise, individually or in the aggregate, to the failure of a condition in Article 9.

        Section 5.4    Stockholders' Meeting.     Subject to the other provisions of this Agreement and unless there has been a Company Adverse Recommendation (as defined below), the Company shall, as promptly as reasonably practicable after the date the Registration Statement is declared effective, take all action necessary, including as required by and in accordance with the GBCLM, the Company Articles of Incorporation and the Company Bylaws to duly call, give notice of, convene and hold a meeting of its stockholders (the "Company Stockholders' Meeting") for the purpose of obtaining the Company Stockholder Approval. The Company and Company Board will use their reasonable best efforts to obtain from its stockholders the votes in favor of the adoption of this Agreement required by the GBCLM, including by recommending that its stockholders vote in favor of this Agreement, and the Company and Company Board will not withhold, withdraw, qualify or modify in a manner adverse to Acquiror or the ability of either party to consummate the Merger (or publicly propose or resolve to withhold, withdraw, qualify or modify in a manner adverse to Acquiror or the ability of either party to consummate the Merger) the Company Board's recommendation to the Company's stockholders that the Company's stockholders vote in favor of the adoption and approval of this Agreement and the Merger (a "Company Adverse Recommendation"). Notwithstanding the foregoing or any other provision in this Agreement to the contrary, if, prior to the time the Company Stockholder Approval is obtained, the Company Board, after consultation with outside counsel, determines in good faith that the failure to make a Company Adverse Recommendation is reasonably likely to result in a violation of its fiduciary duties under applicable Legal Requirements, then the Company Board may make a Company Adverse Recommendation.

        Section 5.5    Information Provided to Acquiror.     The Company agrees that the information concerning the Company or any of its Subsidiaries that is provided or to be provided by the Company to Acquiror for inclusion or that is included in the Registration Statement or Proxy Statement and any other documents to be filed with any Regulatory Authority in connection with the Contemplated Transactions will: (a) at the respective times such documents are filed and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement, when mailed, not be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or (b) in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Company Stockholders' Meeting, not be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the meeting in connection with which the Proxy Statement shall be mailed. Notwithstanding the foregoing, the Company shall have no responsibility for the truth or accuracy of any information with respect to Acquiror or any of its Subsidiaries or any of their Affiliates contained in the Registration Statement or the Proxy Statement or in any document submitted to, or other communication with, any Regulatory Authority.

        Section 5.6    Operating Functions.     The Company and the Bank shall reasonably cooperate with Acquiror in connection with planning for the efficient and orderly combination of the parties and the operation of the Bank, and in preparing for the consolidation of the banks' appropriate operating functions to be effective at the Effective Time or such later date as the parties may mutually agree; including, to the extent necessary, by providing notices and other documentation to all insurance carriers, which will confirm to such carriers that Acquiror is the owner of all insurance accounts after the Effective Time and that Acquiror is the agent of record for all policies relating to such insurance accounts after the Effective Time.

        Section 5.7    Title to Real Estate.

        (a)   As soon as practical after the date hereof, but in any event no later than sixty (60) days after the date hereof, the Company shall provide and deliver to Acquiror, with respect to all interests in real property owned by the Company and its Subsidiaries, other than property carried as OREO, an owner's preliminary report of title covering a date subsequent to the date hereof, issued by a title insurance company selected by Acquiror, showing fee simple title in the Company or its Subsidiary in such real property with coverage over all standard exceptions and subject to no liens, mortgages, security interests, encumbrances or charges of any kind except for any Permitted Exceptions. The cost of obtaining any preliminary report of title discussed in this Section 5.7(a) shall be borne by the Company. With respect to the property carried as OREO, the Company shall provide reasonably acceptable written proof of ownership by the Company and its Subsidiaries of such OREO property.

        (b)   At the Closing, the Company shall provide at its own expense and deliver to Acquiror, with respect to all interests in real property owned by the Company and each of its Subsidiaries, an owner's title insurance policy, or an irrevocable commitment to issue such a policy to the Company at no expense to the Company, dated as of the later of the Closing Date and the actual date of recording of the deed for such property, on ALTA Policy Form 2006, if available (if not available, then on Form B-1992), with respect to all interests in real property owned by the Company and its Subsidiaries, other than property carried as OREO, issued by a title insurance company selected by Acquiror, containing any endorsements reasonably required by Acquiror, insuring the fee simple estate of the Bank or its Subsidiary in the such properties in the amount not less than the greater of (i) the appraised value of the property and (ii) the value at which the Company or the Bank currently carries the property on its books, subject only to the Permitted Exceptions.

        Section 5.8    Surveys.     Acquiror may, in its discretion, within forty-five (45) days after the date hereof, require the Company to provide, at the Company's expense and as soon as practicable prior to the Closing, a current American Land Title Association survey of any or all parcels of real property owned by the Company and its Subsidiaries, other than property carried as OREO, disclosing no survey defects that would materially impair the use thereof for the purposes for which it is held or materially impair the value of such property.

        Section 5.9    Environmental Investigation.

        (a)   Acquiror may, in its discretion, within forty-five (45) days after the date of this Agreement, require the Company to provide or order, at the Company's expense, a Phase I environmental site assessment to be delivered only to Acquiror for each parcel of real property in which the Company or any of its Subsidiaries holds an interest (each a "Phase I Report"), conducted by an independent professional consultant reasonably acceptable to Acquiror to determine if any real property in which the Company or any of its Subsidiaries holds any interest contains or gives evidence of any adverse environmental condition or any violations of Environmental Laws on any such property. If a Phase I Report discloses any violations or adverse environmental conditions, or reports a reasonable suspicion thereof, then Acquiror may promptly obtain, at Acquiror's expense, a Phase II environmental report with respect to any affected property which report shall contain an estimate of the cost of any remediation or other follow-up work that may be necessary to address those violations or conditions in accordance with applicable Legal Requirements (each a "Phase II Report," and collectively referred to with the associated Phase I Report, an "Environmental Report"). Acquiror shall have no duty to act upon any information produced by an Environmental Report for the benefit of the Company or any of its Subsidiaries or any other Person, but shall provide such information to the Company upon the Company's request.

        (b)   Upon receipt of the estimate of the costs of all follow-up work to an Environmental Report, Acquiror and the Company shall attempt to agree upon a course of action for remediation of any adverse environmental condition or violation suspected, found to exist, or that would tend to be indicated by an Environmental Report. The estimated total cost for completing all necessary work plans or removal or remediation actions is referred to collectively as the "Remediation Cost." If the aggregate Remediation Cost for the total parcels of property in which the Company or its Subsidiaries holds an interest exceeds $500,000, Acquiror may, at its sole option, terminate this Agreement; provided, however, that if the Remediation Cost is more than $500,000 and the Company or the Bank agree pay or accrue all of the Remediation Cost before the Effective Time, Acquiror shall not have the right to terminate this Agreement. If the aggregate Remediation Cost for the total parcels of property in which the Company or its Subsidiaries holds an interest is less than $500,000, Acquiror may not terminate this Agreement, and Company or the Bank will pay or accrue all of the Remediation Costs before the Effective Time. Any accrual of the Remediation Cost shall be accrued, on an after-tax basis, by the Company prior to Closing and reflected on the Closing Balance Sheet.

        Section 5.10    Company Benefit Plans.

        (a)   At the request of Acquiror, which request must be provided at least five (5) days before the Effective Time, the Company will take all appropriate action to amend or terminate, immediately prior to the Effective Time, any Company Benefit Plan, provided, however, that no action taken by the Company with respect to the termination of a Company Benefit Plan shall be required to be irrevocable until one day prior to the Effective Time.

        (b)   Immediately prior to the Closing, the Company shall, or shall cause the Bank to, take any and all action necessary to terminate and liquidate the Springfield First Community Bank Supplemental Retirement Plan.

        (c)   Except as set forth on Section 5.10(c) of the Company Disclosure Schedules, immediately prior to the Effective Time, the Company shall accrue the costs associated with any payments due under any Company Benefit Plan, including without limitation any change of control or severance agreements, retention or stay bonus programs, or other similar arrangements, as required by GAAP.

        Section 5.11    Acquisition Proposals.

        (a)   The Company will immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any Persons other than Acquiror with respect to any Acquisition Proposal.

        (b)   The Company will notify Acquiror, within two (2) Business Days following the Company's receipt thereof, of any Acquisition Proposal (including the identity of the Person making such Acquisition Proposal), and will thereafter keep Acquiror apprised on a reasonably current basis of any related material developments, discussions and negotiations (including the material terms and conditions of the Acquisition Proposal).

        (c)   The Company agrees that it and its Subsidiaries will not, and it will not permit its and its Subsidiaries' respective officers, directors, agents, advisors and affiliates to, initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any Person relating to any Acquisition Proposal (other than contacting a Person for the sole purpose of (1) seeking clarification of the terms and conditions of an Acquisition Proposal or inquiry related thereto or (2) informing a Person of the terms of this Agreement); provided that, notwithstanding the foregoing or any other provision in this Agreement to the contrary, in the event the Company receives an unsolicited bona fide Acquisition Proposal from a Person other than Acquiror after the execution of this Agreement, and the Company Board concludes in good faith that such Acquisition Proposal constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal, the Company may: (i) furnish information or data with respect to it and its Subsidiaries to such Person making such Acquisition Proposal and its Representatives, pursuant to a customary confidentiality agreement (subject to the requirement that any such information not previously provided to Acquiror shall be promptly furnished to Acquiror); (ii) participate in discussions or negotiations with such Person and its Representatives regarding such Acquisition Proposal; and (iii) solely if the Company Board has determined, after consultation with outside counsel and its financial advisor, that such Acquisition Proposal constitutes a Superior Proposal, terminate this Agreement pursuant to Section 10.1(h) in order to enter into an agreement with respect to such Acquisition Proposal; provided, however, that the Company may not terminate this Agreement pursuant to Section 10.1(h) unless (x) five (5) Business Days have elapsed following the delivery to Acquiror of a written notice of the Company Board's determination that such Acquisition Proposal constitutes a Superior Proposal, (y) during such five (5) Business-Day period, the Company negotiated with Acquiror, if Acquiror so desired, to make changes to this Agreement and the Contemplated Transactions so that such Acquisition Proposal would no longer constitute a Superior Proposal and (y) after the close of business on the last day of such five (5) Business-Day period, the Company Board, after consultation with outside counsel and after considering any changes to this Agreement and the Contemplated Transactions that were proposed in writing by Acquiror prior to the end of such five (5) Business Day Period, determines that such Acquisition Proposal continues to constitute a Superior Proposal.

        (d)   Nothing contained in this Agreement shall prohibit the Company, the Company Board or any committee thereof from at any time taking and disclosing any information to the Company's stockholders that the Company, the Company Board or any committee thereof reasonably believes is required to be disclosed by applicable Legal Requirements.

ARTICLE 6
ACQUIROR'S COVENANTS

        Section 6.1    Access and Investigation.

        (a)   Subject to any applicable Legal Requirement, the Company and its Representatives shall, at all times during normal business hours and with reasonable advance notice, have such reasonable access to the facilities, operations, records and properties of Acquiror and each of its Subsidiaries in accordance with the provisions of this Section 6.1(a) as shall be reasonably necessary for the purpose of determining Acquiror's continued compliance with the terms and conditions of this Agreement. No investigation by the Company or any of its Representatives shall affect the representations and warranties made by Acquiror in this Agreement. This Section 6.1(a) shall not require the disclosure of any information to the Company the disclosure of which, in Acquiror's reasonable judgment: (i) would be prohibited by any applicable Legal Requirement; (ii) would result in the breach of any agreement with any third party in effect on the date of this Agreement; or (iii) relate to pending or threatened litigation or investigations, if disclosure might affect the confidential nature of, or any privilege relating to, the matters being discussed. If any of the restrictions in the preceding sentence shall apply, the Company and Acquiror will make appropriate alternative disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with any applicable Legal Requirement.

        (b)   All information obtained by the Company in accordance with this Section 6.1 shall be treated in confidence as provided in the Confidentiality Agreement.

        Section 6.2    Operation of the Acquiror and Acquiror Subsidiaries.     During the period from the date of this Agreement to the earlier of the Closing Date or the termination of this Agreement pursuant to its terms, the Acquiror shall, and shall cause each of its Subsidiaries to: (a) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships; and (b) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of the Company or Acquiror to obtain any of the Requisite Regulatory Approvals, to perform its covenants and agreements under this Agreement or to consummate the Contemplated Transactions.

        Section 6.3    Notice of Changes.     The Acquiror will give prompt notice to Company of any fact, event or circumstance known to it that: (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in a Material Adverse Effect on the Acquiror; or (b) would cause or constitute a material breach of any of the Acquiror's representations, warranties, covenants or agreements contained herein that reasonably would be expected to give rise, individually or in the aggregate, to the failure of a condition in Article 9.

        Section 6.4    Information Provided to the Company.     Acquiror agrees that the information concerning Acquiror or any of its Subsidiaries that is provided or to be provided by Acquiror to the Company for inclusion or that is included in the Registration Statement or Proxy Statement and any other documents to be filed with any Regulatory Authority in connection with the Contemplated Transactions will: (a) at the respective times such documents are filed and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement, when mailed, not be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or (b) in the case of the Proxy Statement or any amendment thereof or supplement thereto, not be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the meeting in connection with which the Proxy Statement shall be mailed. Notwithstanding the foregoing, Acquiror shall have no responsibility for the truth or accuracy of any information with respect to the Company or any of its Subsidiaries or any of their Affiliates contained in the Registration Statement or in any document submitted to, or other communication with, any Regulatory Authority.

        Section 6.5    Operating Functions.     Acquiror shall cooperate with the Company and the Bank in connection with planning for the efficient and orderly combination of the parties and the operation of the Bank, and in preparing for the consolidation of the banks' appropriate operating functions to be effective at the Effective Time or such later date as the parties may mutually agree.

        Section 6.6    Indemnification.

        (a)   From and after the Effective Time, Acquiror shall indemnify, defend and hold harmless, to the fullest extent permitted under applicable Legal Requirements, each current or former director, officer or employee of the Company or any of its Subsidiaries or fiduciary of the Company or any of its Subsidiaries under any Company Benefit Plans or any Person who is or was serving at the request of the Company or any of its Subsidiaries as a director, officer, trustee, employee or agent of another Person (each, an "Indemnified Party"), and any Person who becomes an Indemnified Party between the date hereof and the Effective Time, against any costs or expenses (including reasonable attorneys' fees, costs and expenses), judgments, fines, losses, claims, amounts paid in settlement, damages and liabilities relating to, arising from or incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including this Agreement or the Contemplated Transactions, whether asserted or claimed prior to, at or after the Effective Time. Acquiror shall also advance expenses incurred by an Indemnified Party in each such case to the fullest extent permitted by applicable Legal Requirements, subject to the receipt of an undertaking from such Indemnified Party to repay such advanced expenses if it is determined by a final and nonappealable judgment of a court of competent jurisdiction that such Indemnified Party was not entitled to indemnification hereunder.

        (b)   For a period of six (6) years after the Effective Time or, if such term coverage is not available, such other maximum period of coverage available, the Company shall acquire and maintain in effect the Company's and its Subsidiaries' current directors' and officers' liability insurance covering each Person currently covered by the Company's or any of its Subsidiaries' directors' and officers' liability insurance policy for acts or omissions occurring prior to or at the Effective Time; provided that in no event shall the Company be required to expend annually in the aggregate an amount in excess of 150% of the amount of the aggregate annual premiums paid by the Company and its Subsidiaries for the current policy term for such purpose and, if the Company is unable to maintain such policy (or substitute policy) as a result of this proviso, the Company shall obtain as much comparable insurance as is available and for as long a period of time as is available following the Effective Time by payment of such amount; provided further, that the Company may substitute therefor, or the Acquiror may purchase prior to the Effective Time, "tail" policies the material terms of which, including coverage and amount, are no less favorable in any material respect to such directors and officers than the Company's and its Subsidiaries' existing policies as of the date hereof.

        (c)   If Acquiror or any of its successors or assigns shall: (i) consolidate with or merge into any other Person and shall not be the continuing or Surviving Entity or entity of such consolidation or merger; or (ii) transfer all or substantially all its properties and assets to any Person; then, and in each such case, Acquiror shall cause proper provision to be made so that the successor and assign of Acquiror assumes the obligations set forth in this Section 6.6.

        (d)   Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors' and officers' insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers, employees or other Persons insured thereunder, it being understood and agreed that the indemnification and other rights provided for in this Section 6.6 are not prior to or in substitution for any such claims under such policies.

        (e)   The provisions of this Section 6.6 are not exclusive of any other rights to indemnification, advancement of expenses, exculpation or insurance of any Indemnified Party, whether arising under the Company's or any of its Subsidiaries' organizational documents, applicable law, an indemnification agreement, a resolution of a board of directors or stockholders or otherwise, and such provisions shall survive consummation of the Merger. The provisions of this Section 6.6 are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her legal representatives, each of whom is an express third-party beneficiary hereof.

        Section 6.7    Board Representation.     Subject to any necessary approval by the appropriate Regulatory Authorities and the satisfactory completion of Acquiror's director nominee due diligence in accordance with Acquiror's past practice, Acquiror shall take all appropriate action, subject to and in accordance with the Acquiror Bylaws, to appoint Timothy O'Reilly to the Acquiror Board after the Effective Time.

        Section 6.8    Authorization and Reservation of Acquiror Common Stock.     The Acquiror Board shall, as of the date hereof, authorize and reserve the maximum number of shares of Acquiror Common Stock to be issued pursuant to this Agreement and take all other necessary corporate action to consummate the Contemplated Transactions.

        Section 6.9    Stock Exchange Listing.     Acquiror shall use its reasonable best efforts to cause all shares of Acquiror Common Stock issuable or to be reserved for issuance under this Agreement to be approved for listing on the Nasdaq Global Market prior to the Closing Date.

        Section 6.10    Assumption of Debt Instruments.     Acquiror agrees to execute and deliver, or cause to be executed and delivered, by or on behalf of the Surviving Entity, at or prior to the Effective Time, one or more supplemental indentures, guarantees, and other instruments required for the due assumption of the Company's outstanding debt, subordinated debentures, guarantees, securities, and other agreements to the extent required by the terms of such debt, subordinated debentures, guarantees, securities, and other agreements.

ARTICLE 7
COVENANTS OF ALL PARTIES

        Section 7.1    Regulatory Approvals.     Acquiror and the Company and their respective Subsidiaries will cooperate and use all reasonable best efforts to as promptly as possible, but in no event more than forty-five (45) days after the date of this Agreement, prepare and file the appropriate regulatory applications to effect and obtain all Requisite Regulatory Approvals, and the parties will comply with the terms of such Requisite Regulatory Approvals. Each of Acquiror and the Company will have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable Legal Requirements relating to the exchange of information, with respect to all public, non-confidential substantive written information submitted to any Regulatory Authority in connection with the Requisite Regulatory Approvals. In exercising the foregoing right, each of the parties will act reasonably and as promptly as practicable. Each party agrees that it will consult with the other party with respect to obtaining all permits, consents, approvals and authorizations of all Regulatory Authorities necessary or advisable to consummate the Contemplated Transactions, and each party will keep the other party apprised of the status of material matters relating to completion of the Contemplated Transactions. Acquiror and the Company will, upon request, furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be commercially reasonable or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries with or to any Regulatory Authority in connection with the Contemplated Transactions. Notwithstanding anything to the contrary, including the covenants set forth in Section 7.1 and 7.3, nothing in this Agreement shall require Acquiror to grant any consent, make any undertaking, agree to any concession, make any payment, take (or refrain from taking) any action, or commit to do any of the foregoing, to obtain any Requisite Regulatory Approval, or to enable, facilitate or permit the Company to obtain any Requisite Regulatory Approval, if such consent, undertaking, concession or action is materially adverse to Acquiror.

        Section 7.2    SEC Registration.     As soon as practicable, but in no event more than sixty (60) days, following the date of this Agreement, the Company and Acquiror shall prepare and file with the SEC the Proxy Statement and Acquiror shall prepare and file with the SEC the Registration Statement, in which the Proxy Statement will be included. Acquiror shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the Contemplated Transactions. Prior to the filing of the Registration Statement, Acquiror shall consult with the Company with respect to such filing and shall afford the Company and its Representatives reasonable opportunity to review and comment thereon. The Registration Statement and the Proxy Statement shall include all information reasonably requested by the Company to be included. The Company and the Acquiror will use their reasonable best efforts to cause the Proxy Statement to be mailed to the Company's stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Acquiror shall also take any action required to be taken under any applicable Legal Requirement in connection with the Acquiror Stock Issuance, and each party shall furnish all information concerning itself and its stockholders as may be reasonably requested in connection with any such action. Acquiror will advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of Acquiror Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC to amend the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. The parties shall use reasonable best efforts to respond (with the assistance of the other party) as promptly as practicable to any comments of the SEC with respect thereto. If prior to the Effective Time any event occurs with respect to the Company, Acquiror or any Subsidiary of the Company or Acquiror, respectively, or any change occurs with respect to information supplied by or on behalf of the Company or Acquiror, respectively, for inclusion in the Proxy Statement or the Registration Statement that, in each case, is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Registration Statement, the Company or Acquiror, as applicable, shall promptly notify the other of such event (including, prior to entering into any agreement providing for any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction involving Acquiror or any of its Subsidiaries), and the Company or Acquiror, as applicable, shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement and the Registration Statement and, as required by applicable Legal Requirements, in disseminating the information contained in such amendment or supplement to the Company's stockholders and to Acquiror's stockholders. Acquiror shall take all action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or "blue sky" Legal Requirements and the rules and regulations thereunder in connection with the Merger and the Acquiror Stock Issuance.

        Section 7.3    Publicity.     Neither the Company nor Acquiror shall, and neither the Company nor Acquiror shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement or, except as otherwise specifically provided in this Agreement, any disclosure of nonpublic information to a third party, concerning, the Contemplated Transactions without the prior consent (which consent shall not be unreasonably withheld or delayed) of Acquiror, in the case of a proposed announcement, statement or disclosure by the Company, or the Company, in the case of a proposed announcement, statement or disclosure by Acquiror; provided, however, that either party may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances), issue or cause the publication of any press release or other public announcement to the extent required by applicable Legal Requirements or by the Nasdaq Rules.

        Section 7.4    Reasonable Best Efforts; Cooperation.     Each of Acquiror and the Company agrees to exercise good faith and use its reasonable best efforts to satisfy the various covenants and conditions to the Closing in this Agreement, and to consummate the Contemplated Transactions as promptly as practicable. Neither Acquiror nor the Company will intentionally take or intentionally permit to be taken any action that would be a breach of the terms or provisions of this Agreement. Between the date of this Agreement and the Closing Date, each of Acquiror and the Company will, and will cause each Subsidiary of Acquiror and the Company, respectively, and all of their respective Affiliates and Representatives to, reasonably cooperate with respect to all filings that any party is required by any applicable Legal Requirements to make in connection with the Contemplated Transactions. Subject to applicable Legal Requirements and the instructions of any Regulatory Authority, each party shall keep the other party reasonably apprised of the status of matters relating to the completion of the Contemplated Transactions, including promptly furnishing the other party with copies of notices or other written communications received by it or any of its Subsidiaries from any Regulatory Authority with respect to such transactions.

        Section 7.5    Employees and Employee Benefits.

        (a)   All individuals employed by the Company or any of its Subsidiaries immediately prior to the Closing ("Covered Employees") shall automatically become employees of Acquiror as of the Closing. Following the Closing, Acquiror shall maintain employee benefit plans and compensation opportunities for the benefit of Covered Employees that provide employee benefits and compensation opportunities that, in the aggregate, are substantially comparable to the employee benefits and compensation opportunities that are made available to similarly-situated employees of Acquiror under the Acquiror Benefit Plans; provided, however, that: (i) in no event shall any Covered Employee be eligible to participate in any closed or frozen Acquiror Benefit Plan; and (ii) until such time as Acquiror shall cause Covered Employees to participate in the Acquiror Benefit Plans, a Covered Employee's continued participation in Company Benefit Plans shall be deemed to satisfy the foregoing provisions of this sentence (it being understood that participation in the Acquiror Benefit Plans may commence at different times with respect to each Acquiror Benefit Plan).

        (b)   For the purpose of satisfying eligibility requirements and vesting periods (but not for the purpose of other benefit accruals) under the Acquiror Benefit Plans providing benefits to the Covered Employees (the "New Plans"), each Covered Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors to the same extent as such Covered Employee was entitled to credit for such service under any applicable Company Benefit Plan in which such Covered Employee participated or was eligible to participate immediately prior to the Transition Date; provided, however, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service.

        (c)   In addition, and without limiting the generality of the foregoing, as of the Transition Date, Acquiror shall use commercially reasonable efforts to provide that: (i) each Covered Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is similar in type to an applicable Company Benefit Plan in which such Covered Employee was participating immediately prior to the Transition Date (such Company Benefit Plans prior to the Transition Date collectively, the "Old Plans"); (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, vision or similar benefits to any Covered Employee, all pre-existing condition exclusions and actively-at-work requirements of such New Plan shall be waived for such Covered Employee and his or her covered dependents, unless such conditions would not have been waived under the Old Plan in which such Covered Employee, as applicable, participated or was eligible to participate immediately prior to the Transition Date; and (iii) any eligible expenses incurred by such Covered Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the Transition Date shall be taken into account under such New Plan to the extent such eligible expenses were incurred during the plan year of the New Plan in which the Transition Date occurs for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Covered Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

        (d)   Subject to the provisions of Section 7.5, following the Effective Time, Acquiror or Acquiror's Subsidiary will cause any eligible Company employee (exempt and non-exempt) to be covered by a severance policy under which employees who incur a qualifying involuntary termination of employment will be eligible to receive severance pay in accordance with the severance pay schedule set forth on Section 7.5(d) of the Acquiror Disclosure Schedules. Notwithstanding the foregoing, no Company employee eligible to receive severance benefits or any other payment triggered by the Merger under an employment, change in control, severance or other agreement (a "CIC Payment") shall be entitled to participate in the severance policy described in this Section 7.5(d) or to otherwise receive severance benefits. Any Company employee who waives and relinquishes his or her right to a CIC Payment will be eligible for a severance payment as provided in this Section 7.5(d).

        (e)   Any Company employee who has or is party to any employment agreement, severance agreement, change in control agreement or any other agreement or arrangement that provides for a CIC Payment shall not receive any severance benefits as provided in Section 7.5(d) but will receive the CIC Payment to the extent it is required to be paid under such agreement, provided that, on or before the Closing Date the Company will take all steps necessary to ensure that in the event that the amounts of the CIC Payment, either individually or in conjunction with a payment or benefit under any other plan, agreement or arrangement that is aggregated for purposes of Code Section 280G (in the aggregate "Total Payments"), would constitute an "excess parachute payment" within the meaning of Section 280G of the Code that is subject to the Tax imposed by Section 4999 of the Code, then the amounts of the CIC Payment shall be reduced such that the value of the Total Payments that each counterparty is entitled to receive shall be $1.00 less than the maximum amount which the counterparty may receive without becoming subject to the excise tax or resulting in a disallowance of a deduction of the payment of such amount under Section 280G of the Code.

        Section 7.6    Tax Free Reorganization.

        (a)   The parties intend that the Merger qualify as a nontaxable reorganization within the meaning of Section 368(a) and related sections of the Code and that this Agreement constitute a "plan of reorganization" within the meaning of Section 1.368-2(g) of the income tax regulations promulgated under the Code. From and after the date of this Agreement and until the Effective Time, each of the Company and Acquiror shall use its commercially reasonable efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Following the Effective Time, neither Acquiror nor any Affiliate of Acquiror knowingly shall take any action, cause any action to be taken, fail to take any action, or cause any action to fail to be taken, which action or failure to act could prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

        (b)   As of the date hereof, the Company does not know of any reason: (i) why it would not be able to deliver to counsel to the Company and counsel to Acquiror, at the date of the legal opinions referred to in Sections 8.8 and 9.8, certificates substantially in compliance with IRS published advance ruling guidelines, with reasonable or customary exceptions and modifications thereto (the "IRS Guidelines"), to enable counsel to Acquiror and counsel to the Company to deliver the legal opinions contemplated by Sections 8.8 and 9.8, respectively, and the Company hereby agrees to deliver such certificates effective as of the date of such opinions; or (ii) why counsel to the Company would not be able to deliver the opinion required by Section 9.8. The Company will deliver such certificates to counsel to the Company and counsel to Acquiror.

        (c)   As of the date hereof, Acquiror does not know of any reason: (i) why it would not be able to deliver to counsel to Acquiror and counsel to the Company, at the date of the legal opinions referred to in Sections 8.8 and 9.8, certificates substantially in compliance with the IRS Guidelines, to enable counsel to Acquiror and counsel to the Company to deliver the legal opinions contemplated by Sections 8.8 and 9.8, respectively, and Acquiror hereby agrees to deliver such certificates effective as of the date of such opinions; or (ii) why counsel to Acquiror would not be able to deliver the opinion required by Section 8.8. Acquiror will deliver such certificates to counsel to Acquiror and counsel to the Company.

        (d)   Any transfer Taxes imposed as a result of the Contemplated Transactions shall be paid fifty percent (50%) by the Company and fifty percent (50%) by Acquiror when due, provided, however, if any penalties and interest are attributable to solely as a result of the actions or activities of only one of the parties, then such penalties and interest will be borne by party whose actions or activities resulted in such penalties and interest. The party required by law to do so by law to do so shall file all necessary Tax Returns and other documentation with respect to all transfer Taxes and, if required by applicable law, the other party shall, and shall cause their Affiliates to, join in the execution of any such Tax Return and other documentation. The parties shall cooperate in timely providing each other with such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce), or file Tax Returns with respect to, any transfer Taxes.

        (e)   The Company shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns of the Company for taxable periods (or portion thereof) that end on or before the Closing Date and that are required to be filed after the Closing Date ("Pre-Closing Tax Returns"). Such Pre-Closing Tax Returns shall be prepared in a manner consistent with past practice (unless otherwise required by law) and without a change of any election or any accounting method. To the extent permitted by applicable law, the Company's stockholders shall include any income, gain, loss, deduction or other tax items for such taxable periods on their Tax Returns in a manner consistent with the Schedule K-1s prepared for the Company's stockholders for such taxable periods. The Company shall provide copies of any such Pre-Closing Tax Return to Acquiror at least twenty (20) days prior to the due date (including extensions) for review and approval (which approval shall not be unreasonably withheld, conditioned or delayed).

        (f)    Other than the Contemplated Transactions, the Company shall not, and shall cause the Company's stockholders to not, revoke the Company's election to be taxed as an S corporation within the meaning of Section 1361 and Section 1362 of the Code and the Company will not, and will cause its Subsidiaries not to, revoke any of its Subsidiary's election to be taxed as a QSub within the meaning of Section 1361(b)(3)(B) of the Code. Other than the Contemplated Transactions, none of the Company or its Subsidiaries, and the Company shall cause the Company's stockholders not to, take any action or allow any action that would cause the Company to no longer be treated as an S corporation or the Company Bank to no longer be treated as a QSub within the meaning of Section 1361 and Section 1362 of the Code.

        (g)   Any and all Tax sharing agreements or other similar agreements (whether written or not) with respect to or involving the Company shall be terminated as of the Closing Date. After the Closing Date, the Company shall not be bound thereby or have any liability thereunder.

        (h)   The Company shall cause the Company's stockholders to not make an election under Section 338(h)(10) or Section 336(e) of the Code with respect to the Contemplated Transactions.

        Section 7.7    Takeover Laws.     If any "moratorium," "control share," "fair price," "affiliate transaction," "business combination" or other anti-takeover Legal Requirement is or may become applicable to the Merger, the parties shall use their respective commercially reasonable efforts to (a) take such actions as are reasonably necessary so that the transactions contemplated hereunder may be consummated as promptly as practicable on the terms contemplated by this Agreement and (b) otherwise take all such actions as are reasonably necessary to eliminate or minimize the effects of any such Legal Requirement on the Merger and the transactions contemplated by this Agreement.

        Section 7.8    Stockholder Litigation.     Each of the Company and Acquiror shall give the other the reasonable opportunity to consult concerning the defense of any stockholder litigation against the Company or Acquiror, as applicable, or any of their respective directors or officers relating to the Contemplated Transaction

        Section 7.9    Exemption from Liability Under Section 16(b).     Company and Acquiror agree that, in order to most effectively compensate and retain Company Insiders (defined below), both prior to and after the Effective Time, it is desirable that Company Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of Company Common Stock into shares of Acquiror Common Stock in the Merger, and for that compensatory and retentive purposes agree to the provisions of this Section 7.9. Assuming Company delivers to Acquiror in a reasonably timely fashion prior to the Effective Time accurate information regarding those officers and directors of Company subject to the reporting requirements of Section 16(a) of the Exchange Act (the "Company Insiders"), the Board of Directors of Acquiror and of Company, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the Effective Time, take all such steps as may be required to cause any dispositions of Company Common Stock by the Company Insiders, and any acquisitions of Acquiror Common Stock, or the stock issued pursuant to Section 2.1, by any Company Insiders who, immediately following the Merger, will be officers or directors of the Acquiror subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.

        Section 7.10    Adjusted Tangible Equity.

        (a)   Within five (5) Business Days prior to the Closing Date, the Company shall have delivered to Acquiror a closing balance sheet for the Company as of the end of the month immediately preceding the Closing Date, prepared in conformity with past practices and policies of Company and its Subsidiaries and in accordance with GAAP applied on a basis consistent with the preparation of the Company Financial Statements. The closing balance sheet shall reflect tangible stockholders' equity as adjusted to reflect the following adjustments, specification and changes: (i) the impact of the accumulated other comprehensive income shall be included; (ii) the after-tax impact of all Transaction Expenses shall be excluded; (iii) the expenses associated with the termination and liquidation of the Springfield First Community Bank Supplemental Retirement Plan shall be excluded; and (iv) any Remediation Costs shall be included (the "Adjusted Tangible Equity"). For purposes of the calculation of the Adjusted Tangible Equity, "Transaction Expenses" shall include, without limitation, investment banking fees, legal fees, accounting fees, costs associated with mailing the Proxy Statement, costs associated with the termination of Company Material Contracts, each of which shall be paid by or accrued for by the Company through the Closing Date. Acquiror shall have had an opportunity to review and comment on such estimated balance sheet. Such estimated closing balance sheet, as revised to reflect any comments agreed to by Company and Acquiror, is referred to as the "Closing Balance Sheet."

        (b)   If the Company Closing Balance Sheet reflects the Adjusted Tangible Equity greater than or equal to the amount set forth on Exhibit C hereto corresponding to the month in which the Closing Date occurs (the "Company Minimum Adjusted Net Worth"), then there will be no adjustment to the Per Share Merger Consideration. If the Closing Balance Sheet reflects the Adjusted Tangible Equity less than the Company Minimum Adjusted Net Worth, the Per Share Cash Consideration shall be reduced by the amount of such shortfall divided by the number of Outstanding Company Shares.

ARTICLE 8
CONDITIONS PRECEDENT TO OBLIGATIONS OF ACQUIROR

        The obligations of Acquiror to consummate the Contemplated Transactions and to take the other actions required to be taken by Acquiror at the Closing are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Acquiror in whole or in part):

        Section 8.1    Accuracy of Representations and Warranties.     For purposes of this Section 8.1, the accuracy of the representations and warranties of the Company set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Closing Date (or such other date(s) as specified, to the extent any representation or warranty speaks as of a specific date). The representations and warranties set forth in Section 3.3, Section 3.5(a) and (b), and Section 3.6 shall be true and correct (except for inaccuracies which are de minimis in amount and effect). In addition to the foregoing, there shall not exist inaccuracies in the representations and warranties of the Company set forth in this Agreement such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to "material" or "Material Adverse Effect" shall be deemed not to include such qualifications.

        Section 8.2    Performance by the Company.     The Company shall have performed or complied in all material respects with all of the covenants and obligations to be performed or complied with by it under the terms of this Agreement on or prior to the Closing Date.

        Section 8.3    Stockholder Approval.     The Company Stockholder Approval shall have been obtained. As of the Closing Date, no Person shall have delivered to the Company a written notice of such Person's demand, or intent to demand, appraisal for shares of Company Common Stock held by such Person, other than Persons holding, in the aggregate, not more than 10% of the shares of Company Common Stock issued and outstanding as of the Closing Date.

        Section 8.4    No Proceedings, Injunctions or Restraints; Illegality.     Since the date of this Agreement, there must not have been commenced or threatened any Proceeding: (a) other than any stockholder litigation addressed by Section 7.8, involving any challenge to, or seeking damages or other relief in connection with, any of the Contemplated Transactions; or (b) that may have the effect of preventing, making illegal or otherwise interfering with any of the Contemplated Transactions, in either case that would reasonably be expected by the Acquiror Board to have a Material Adverse Effect on the Surviving Entity. No Order issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other Contemplated Transactions shall be in effect. No statute, rule, regulation or Order shall have been enacted, entered, promulgated or enforced by any governmental authority which prohibits or makes illegal consummation of the Merger.

        Section 8.5    Regulatory Approvals.     All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated and no such Requisite Regulatory Approval shall have imposed a restriction or condition on, or requirement of, such approval that would, after the Effective Time, reasonably be expected by Acquiror Board to materially restrict or burden the Surviving Entity.

        Section 8.6    Registration Statement.     The Registration Statement shall have become effective under the Securities Act. No stop order shall have been issued or threatened by the SEC that suspends the effectiveness of the Registration Statement, and no Proceeding shall have been commenced or be pending or threatened for such purpose.

        Section 8.7    Officers' Certificate.     Acquiror shall have received a certificate signed on behalf of the Company by an executive officer of the Company certifying as to the matters set forth in Sections 8.1 and 8.2.

        Section 8.8    Tax Opinion.     Acquiror shall have received a written opinion of Barack Ferrazzano Kirschbaum & Nagelberg LLP, tax counsel to Acquiror, in form and substance reasonably satisfactory to the Company and Acquiror, dated as of the Closing Date, to the effect that: (a) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; (b) each of the Company and Acquiror will be a party to such reorganization within the meaning of Section 368(b) of the Code; and (c) no gain or loss will be recognized by holders of Company Common Stock upon the receipt of shares of Acquiror Common Stock in exchange for their shares of Company Common Stock, except to the extent of any cash consideration received in the Merger and any cash received in lieu of fractional shares of Acquiror Common Stock.

        Section 8.9    Stock Exchange Listing.     Acquiror shall have filed with the Nasdaq Stock Market, LLC a notification form for the listing of all shares of Acquiror Common Stock to be delivered in the Merger, and the Nasdaq Stock Market, LLC shall not have objected to the listing of such shares of Acquiror Common Stock.

        Section 8.10    No Material Adverse Effect.     From the date of this Agreement to the Closing, there shall be and have been no change in the financial condition, assets or business of the Company or any of its Subsidiaries that has had or would reasonably be expected to have a Material Adverse Effect on the Company.

        Section 8.11    Executive Employment Agreements.     Each Company employee listed on Exhibit B shall have entered into an Employment Agreement, by and among the Bank, Acquiror and such executive, which shall become effective as of the Effective Time and govern the terms of continuing employment for each such executive.

ARTICLE 9
CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE COMPANY

        The obligations of the Company to consummate the Contemplated Transactions and to take the other actions required to be taken by the Company at the Closing are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by the Company, in whole or in part):

        Section 9.1    Accuracy of Representations and Warranties.     For purposes of this Section 9.1, the accuracy of the representations and warranties of Acquiror set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Closing Date (or such other date(s) as specified, to the extent any representation or warranty speaks as of a specific date). The representations and warranties set forth in Section 4.1 and Section 4.3 shall be true and correct (except for inaccuracies which are de minimis in amount and effect). There shall not exist inaccuracies in the representations and warranties of Acquiror set forth in this Agreement (including the representations set forth in Section 4.1 and Section 4.3) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect; provided, that, for purposes of this sentence only, those representations and warranties which are qualified by references to "material" or "Material Adverse Effect" shall be deemed not to include such qualifications.

        Section 9.2    Performance by Acquiror.     Acquiror shall have performed or complied in all material respects with all of the covenants and obligations to be performed or complied with by it under the terms of this Agreement on or prior to the Closing Date.

        Section 9.3    Stockholder Approval.     The Company Stockholder Approval shall have been obtained.

        Section 9.4    No Proceedings; No Injunctions or Restraints; Illegality.     Since the date of this Agreement, there must not have been commenced or threatened any Proceeding: (a) other than the stockholder litigation contemplated by Section 7.8, involving any challenge to, or seeking damages or other relief in connection with, any of the Contemplated Transactions; or (b) that may have the effect of preventing, making illegal or otherwise interfering with any of the Contemplated Transactions, in either case that would reasonably be expected by the Company Board to have a Material Adverse Effect on the Surviving Entity. No Order issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other Contemplated Transactions shall be in effect. No statute, rule, regulation or Order shall have been enacted, entered, promulgated or enforced by any governmental authority which prohibits or makes illegal consummation of the Merger.

        Section 9.5    Regulatory Approvals.     All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated and no such Requisite Regulatory Approval shall have imposed a restriction or condition on, or requirement of, such approval that would, after the Effective Time, reasonably be expected by the Company Board to materially restrict or burden the Surviving Entity.

        Section 9.6    Registration Statement.     The Registration Statement shall have become effective under the Securities Act. No stop order shall have been issued or threatened by the SEC that suspends the effectiveness of the Registration Statement, and no Proceeding shall have been commenced or be pending or threatened for such purpose.

        Section 9.7    Officers' Certificate.     The Company shall have received a certificate signed on behalf of Acquiror by an executive officer of Acquiror certifying as to the matters set forth in Sections 9.1 and 9.2.

        Section 9.8    Tax Opinion.     The Company shall have received a written opinion of Stinson Leonard Street LLP, tax counsel to the Company, in form and substance reasonably satisfactory to the Company and Acquiror, dated as of the Closing Date, to the effect that: (a) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; (b) each of the Company and Acquiror will be a party to such reorganization within the meaning of Section 368(b) of the Code; and (c) no gain or loss will be recognized by holders of Company Common Stock upon the receipt of shares of Acquiror Common Stock in exchange for their shares of Company Common Stock, except to the extent of any cash consideration received in the Merger and any cash received in lieu of fractional shares of Acquiror Common Stock.

        Section 9.9    Stock Exchange Listing.     Acquiror shall have filed with the Nasdaq Stock Market, LLC a notification form for the listing of all shares of Acquiror Common Stock to be delivered in the Merger, and the Nasdaq Stock Market, LLC shall not have objected to the listing of such shares of Acquiror Common Stock.

        Section 9.10    No Material Adverse Effect.     From the date of this Agreement to the Closing, there shall be and have been no change in the financial condition, assets or business of Acquiror or any of its Subsidiaries that has had or would reasonably be expected to have a Material Adverse Effect on Acquiror.

ARTICLE 10
TERMINATION

        Section 10.1    Termination of Agreement.     This Agreement may be terminated only as set forth below, whether before or after approval of the matters presented in connection with the Merger by the stockholders of the Company or Acquiror:

        (a)   by mutual consent of the Acquiror Board and Company Board, each evidenced by appropriate written resolutions;

        (b)   by Acquiror if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (except for breaches of Section 5.4 or Section 5.11, which are separately addressed in Section 10.1(g)), which breach or failure to perform, either individually or together with other such breaches, in the aggregate, if occurring or continuing on the date on which the Closing would otherwise occur would result in the failure of any of the conditions set forth in Article 8 and such breach or failure to perform has not been or cannot be cured on or prior to the earlier of two (2) Business Days prior to the Termination Date and thirty (30) days following written notice to the party committing such breach, making such untrue representation and warranty or failing to perform; provided that such breach or failure is not a result of the failure by Acquiror to perform and comply in all material respects with any of their obligations under this Agreement that are to be performed or complied with by them prior to or on the date required hereunder;

        (c)   by the Company if Acquiror shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform, either individually or together with other such breaches, in the aggregate, if occurring or continuing on the date on which the Closing would otherwise occur would result in the failure of any of the conditions set forth in Article 9 and such breach or failure to perform has not been or cannot be cured on or prior to the earlier of two (2) Business Days prior to the Termination Date and thirty (30) days following written notice to the party committing such breach, making such untrue representation and warranty or failing to perform, provided that such breach or failure is not a result of the failure by the Company to perform and comply in all material respects with any of its obligations under this Agreement that are to be performed or complied with by it prior to or on the date required hereunder;

        (d)   by Acquiror or the Company if: (i) any Regulatory Authority that must grant a Requisite Regulatory Approval has denied approval of any of the Contemplated Transactions and such denial has become final and nonappealable; (ii) any application, filing or notice for a Requisite Regulatory Approval has been withdrawn at the request or recommendation of the applicable Regulatory Authority; or (iii) if the Company Stockholder Approval is not obtained following the Company Stockholders' Meeting; provided, however, that the right to terminate this Agreement under this Section 10.1(d) shall not be available to a party whose failure (or the failure of any of its Affiliates) to fulfill any of its obligations (excluding warranties and representations) under this Agreement has been the cause of or resulted in the occurrence of any event described in clauses (i) and (ii) above;

        (e)   by Acquiror or the Company if the Effective Time shall not have occurred at or before December 31, 2018 (the "Termination Date"); provided, however, that the right to terminate this Agreement under this Section 10.1(e) shall not be available to any party to this Agreement whose failure to fulfill any of its obligations (excluding warranties and representations) under this Agreement has been the cause of or resulted in the failure of the Effective Time to occur on or before such date; provided, further, the Termination Date shall be extended if, in the mutual reasonable judgment of the parties, it is necessary to obtain the Requisite Regulatory Approval.

        (f)    by Acquiror or the Company if any court of competent jurisdiction or other Regulatory Authority shall have issued an Order or taken any other action restraining, enjoining or otherwise prohibiting any of the Contemplated Transactions and such judgment, Order, injunction, rule, decree or other action shall have become final and nonappealable;

        (g)   by Acquiror if the Company materially breaches any of its obligations under Section 5.4 or Section 5.11;

        (h)   by the Company in accordance with Section 5.11;

        (i)    by Acquiror if the Company makes a Company Adverse Recommendation;

        (j)    by Acquiror pursuant to Section 5.9(b); and

        (k)   by the Company, at any time during the five (5) Business Day period commencing on the Determination Date, if and only if both of the following conditions are satisfied: (i) the Acquiror Market Value as of the Determination Date is less than $38.19 per share; and (ii) (A) the number obtained by dividing (1) the Acquiror Market Value as of the Determination Date, by (2) $44.93, is less than (B) the number obtained by subtracting 0.15 from the number obtained by dividing (x) the Final Index Price, by (y) the Initial Index Price. If the Company elects to exercise its termination right pursuant to this Section 10.1(k), it shall give written notice to Acquiror. Within five (5) Business Days following receipt of such notice, Acquiror may, at its sole option (the "Fill Option"), (A) adjust the Per

Share Stock Consideration to equal a number equal to the lesser of (I) a quotient (rounded to the nearest ten-thousandth), the numerator of which is $11.69 and the denominator of which is the Acquiror Market Value and (II) a quotient (rounded to the nearest ten-thousandth), the numerator of which is $11.69 and the denominator of which is the Acquiror Market Value, multiplied by the Index Ratio, or (B) in the alternative, not adjust the Per Share Stock Consideration, and, in lieu thereof, add an amount in cash to the Per Share Cash Consideration such that each holder of Company Common Stock would be entitled to receive, in respect of each share of Company Common Stock, the equivalent value, based on the Acquiror Market Value, for each such share of Company Common Stock as such holder would have received had the Per Share Stock Consideration been adjusted in accordance with clause (A). If Acquiror elects to exercise its Fill Option pursuant to this Section 10.1(k), it shall give prompt written notice to the Company of such election and any references to "Per Share Stock Consideration" and "Per Share Cash Consideration" in this Agreement shall thereafter be deemed to refer to the Per Share Stock Consideration and Per Share Cash Consideration as adjusted pursuant to this Section 10.1(k). If Acquiror declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for the Acquiror Common Stock shall be appropriately adjusted for the purposes of applying this Section 10.1(k).

        For purposes of this Agreement, the following terms shall have the following meanings:

        "Acquiror Market Value" means, as of any specified date, the volume weighted average of the daily closing sales prices of a share of Acquiror Common Stock as reported on the Nasdaq Global Market for the twenty (20) consecutive trading days immediately preceding such specified date.

        "Determination Date" means the fifteenth (15th) Business Day prior to the scheduled Closing Date, as extended from time to time.

        "Final Index Price" means the average closing index value of the Index (as defined below) for the twenty (20) consecutive trading days immediately preceding the Determination Date.

        "Index" means the Nasdaq Bank Index, or, if such Index is not available, such substitute or similar Index as substantially replicates the Nasdaq Bank Index.

        "Initial Index Price" means $4,079.11, which represents the average closing index value of the Index as reported by Bloomberg (or if not available via Bloomberg another mutually agreed upon source) for twenty (20) consecutive trading days immediately preceding the date of this Agreement.

        "Index Ratio" means the Final Index Price divided by the Initial Index Price.

        Section 10.2    Effect of Termination or Abandonment.     In the event of the termination of this Agreement and the abandonment of the Merger pursuant to Section 10.1, this Agreement shall become null and void, and, subject to Section 10.3, there shall be no liability of one party to the other or any restrictions on the future activities on the part of any party to this Agreement, or its respective directors, officers or stockholders, except that: (a) the Confidentiality Agreement, this Section 10.2, Section 10.3 and ARTICLE 11 shall survive such termination and abandonment; and (b) no such termination shall relieve the breaching party from liability resulting from its fraud or any willful and material breach by that party of this Agreement.

        Section 10.3    Fees and Expenses.

        (a)   Except as otherwise provided in this Section 10.3, all fees and expenses incurred in connection with this Agreement, the Merger and the other Contemplated Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that the expenses incurred in connection with the filing of the Proxy Statement, and all filing and other fees paid to the SEC, in each case in connection with the Merger (other than attorneys' fees, accountants' fees and related expenses), shall be borne by Acquiror.

        (b)   If this Agreement is terminated by Acquiror pursuant to Section 10.1(b), then the Company shall pay to Acquiror, within ten (10) Business Days after such termination, the amount of $1.5 million by wire transfer of immediately available funds to such account as Acquiror shall designate.

        (c)   If this Agreement is terminated by the Company pursuant to Section 10.1(c), then Acquiror shall pay to the Company, within ten (10) Business Days after such termination, the amount of $1.5 million by wire transfer of immediately available funds to such account as the Company shall designate.

        (d)   If this Agreement is terminated by the Company pursuant to Section 10.1(h) or by Acquiror pursuant to Section 10.1(g), then the Company shall pay to Acquiror, within two (2) Business Days after such termination, the amount of $3.0 million (the "Termination Fee") by wire transfer of immediately available funds to such account as Acquiror shall designate.

        (e)   If, after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been made known to senior management of the Company or has been communicated directly to the Company's stockholders generally or any Person shall have publicly announced (and not withdrawn) an Acquisition Proposal with respect to the Company and (i) thereafter this Agreement is terminated by Acquiror pursuant to Section 10.1(b) or Section 10.1(i) and (ii) within six (6) months after such termination the Company shall enter into a definitive written agreement with any Person (other than Acquiror and its Affiliates) with respect to such Acquisition Proposal, the Company shall pay to Acquiror, within ten (10) Business Days after the execution of such definitive agreement, the Termination Fee (less the amount of funds, if any, previously paid by the Company to Acquiror pursuant to Section 10.3(b) by wire transfer of immediately available funds to such account as Acquiror shall designate; provided, however, that for purposes of this paragraph, Acquisition Proposal has the meaning ascribed thereto in Section 12.1(k), except that references in that Section to "15%" shall be replaced by "50%."

        (f)    All payments made pursuant to this Section 10.3 shall constitute liquidated damages and except as provided in Section 10.2(b) in the case of fraud or willful and material breach of the Agreement, the receipt thereof shall be the sole and exclusive remedy of the receiving party against the party making such payment, its Affiliates and their respective directors, officers and stockholders for any claims arising out of or relating in any way to this Agreement or the transactions contemplated herein. Further, the Company shall not be required to pay the Termination Fee on more than one occasion.

ARTICLE 11
MISCELLANEOUS

        Section 11.1    Survival.     Except for covenants that are expressly to be performed after the Closing, none of the representations, warranties and covenants contained herein shall survive beyond the Closing.

        Section 11.2    Governing Law; Venue and Waiver of Jury Trial.     All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Delaware applicable to Contracts made and wholly to be performed in such state without regard to conflicts of laws. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts located in Illinois solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said court or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such court, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided under Section 11.6 or in such other manner as may be permitted by applicable law shall be valid and sufficient service thereof. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, TO IT THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH HEREIN.

        Section 11.3    Assignments, Successors and No Third Party Rights.     Neither party to this Agreement may assign any of its rights under this Agreement (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement and every representation, warranty, covenant, agreement and provision hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except for Section 6.6, nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 11.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

        Section 11.4    Modification.     This Agreement may be amended, modified or supplemented by the parties at any time before or after the Company Stockholder Approval is obtained; provided, however, that after the Company Stockholder Approval is obtained, there may not be, without further approval of the Company's stockholders, any amendment of this Agreement that requires further approval under applicable Legal Requirements. This Agreement may not be amended, modified or supplemented except by an instrument in writing signed on behalf of each of the parties.

        Section 11.5    Extension of Time; Waiver.     At any time prior to the Effective Time, the parties may, to the extent permitted by applicable Legal Requirements: (a) extend the time for the performance of any of the obligations or other acts of the other party; (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement; or (c) waive compliance with or amend, modify or supplement any of the agreements or conditions contained in this Agreement which are for the benefit of the waiving party. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. Neither the failure nor any delay by any party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. Except as provided in Article 10, the rights and remedies of the parties to this Agreement are cumulative and not alternative. To the maximum extent permitted by applicable Legal Requirements: (i) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (ii) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (iii) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

        Section 11.6    Notices.     All notices, consents, waivers and other communications under this Agreement shall be in writing (which shall include electronic mail) and shall be deemed to have been duly given if delivered by hand or by nationally recognized overnight delivery service (receipt requested), mailed by registered or certified U.S. mail (return receipt requested) postage prepaid or sent by electronic mail (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

    If to Acquiror, to:

    QCR Holdings, Inc.
    3551 Seventh Street
    Moline, Illinois 61265
    Telephone: (309) 743-7745
    Attention: Todd A. Gipple (TGipple@qcrh.com)

    with copies, which shall not constitute notice, to:

    Barack Ferrazzano Kirschbaum & Nagelberg LLP
    200 W. Madison Street, Suite 3900
    Chicago, Illinois 60606
    Telephone: (312) 984-3100
    Attention: Robert M. Fleetwood (robert.fleetwood@bfkn.com)

    If to the Company, to:

    Springfield Bancshares, Inc.
    2006 South Glenstone Avenue
    Springfield, Missouri 65804
    Telephone: (417) 851-5742
    Attention: Robert C. Fulp (rfulp@sfcbank.com)

    with copies, which shall not constitute notice, to:

    Stinson Leonard Street LLP
    1201 Walnut Street, Suite 2900
    Kansas City, Missouri 64106
    Telephone: (816) 691-3351
    Attention: Bob Monroe (bob.monroe@stinson.com)

or to such other Person or place as the Company shall furnish to Acquiror or Acquiror shall furnish to the Company in writing. Except as otherwise provided herein, all such notices, consents, waivers and other communications shall be effective: (a) if delivered by hand, when delivered; (b) if delivered by overnight delivery service, on the next Business Day after deposit with such service; (c) if mailed in the manner provided in this Section 11.6, five (5) Business Days after deposit with the U.S. Postal Service; and (d) if by facsimile, on the next Business Day.

        Section 11.7    Entire Agreement.     This Agreement, the Company Disclosure Schedules, the Acquiror Disclosure Schedules and any documents executed by the parties pursuant to this Agreement and referred to herein and therein, together with the Confidentiality Agreement, constitute the entire understanding and agreement of the parties hereto and supersede all other prior agreements and understandings, written or oral, relating to such subject matter between the parties.

        Section 11.8    Severability.     Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Legal Requirements, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Legal Requirements, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement unless the consummation of the Contemplated Transactions is adversely affected thereby.

        Section 11.9    Further Assurances.     The parties agree: (a) to furnish upon request to each other such further information; (b) to execute and deliver to each other such other documents; and (c) to do such other acts and things; all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

        Section 11.10    Counterparts.     This Agreement and any amendments thereto may be executed in any number of counterparts (including by facsimile or other electronic means), each of which shall be deemed an original, but all of which together shall constitute one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

ARTICLE 12
DEFINITIONS

        Section 12.1    Definitions.     In addition to those terms defined throughout this Agreement, the following terms, when used herein, shall have the following meanings:

        (a)   "Acquiror Benefit Plan" means any: (i) qualified or nonqualified "employee pension benefit plan" (as defined in Section 3(2) of ERISA) or other deferred compensation or retirement plan or arrangement; (ii) "employee welfare benefit plan" (as defined in Section 3(1) of ERISA) or other health, welfare or similar plan or arrangement; (iii) "employee benefit plan" (as defined in Section 3(3) of ERISA); (iv) equity-based plan or arrangement (including any stock option, stock purchase, stock ownership, stock appreciation, restricted stock, restricted stock unit, phantom stock or similar plan, agreement or award); (v) other compensation, severance, bonus, profit-sharing or incentive plan or arrangement; or (vi) change in control agreement or employment or severance agreement, in each case with respect to clauses (i) through (vi) of this definition, that are maintained by, sponsored by, contributed to, or required to be contributed to, by Acquiror or any of its Subsidiaries for the benefit of any current or former employee, officer or director of Acquiror or any of its Subsidiaries, or any beneficiary thereof.

        (b)   "Acquiror Board" means the board of directors of Acquiror.

        (c)   "Acquiror Bylaws" means the Bylaws of QCR Holdings, Inc., as amended.

        (d)   "Acquiror Capital Stock" means the Acquiror Common Stock and the Acquiror Preferred Stock, collectively.

        (e)   "Acquiror Certificate of Incorporation" means the Certificate of Incorporation of QCR Holdings, Inc., as amended.

        (f)    "Acquiror Common Stock" means the common stock, $1.00 par value per share, of Acquiror.

        (g)   "Acquiror Common Stock Price" means the volume weighted average of the daily closing sales prices of a share of Acquiror Common Stock as reported on the Nasdaq Global Market for the twenty (20) consecutive trading days immediately preceding the Closing Date.

        (h)   "Acquiror ERISA Affiliate" means each "person" (as defined in Section 3(9) of ERISA) that is treated as a single employer with Acquiror or any of its Subsidiaries for purposes of Section 414 of the Code.

        (i)    "Acquiror SEC Reports" means the annual, quarterly and other reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) filed or furnished by Acquiror with the SEC under the Securities Act, the Exchange Act, or the regulations thereunder, since January 1, 2016.

        (j)    "Acquiror Stock Issuance" means the issuance of the Acquiror Common Stock pursuant to this Agreement.

        (k)   "Acquisition Proposal" means a tender or exchange offer to acquire more than 15% of the voting power in the Company or any of its Subsidiaries whose assets constitute more than 15% of the Company's consolidated assets, a proposal for a merger, consolidation or other business combination involving the Company or any of its Subsidiaries whose assets constitute more than 15% of the Company's consolidated assets, or any other proposal or offer to acquire in any manner more than 15% of the voting power in, or more than 15% of the business, assets or deposits of, the Company and its Subsidiaries, taken as a whole, other than the transactions contemplated hereby and other than any sale of whole loans and securitizations in the Ordinary Course of Business.

        (l)    "Affiliate" means, with respect to any specified Person, any other Person directly or indirectly Controlling, Controlled by or under common Control with, such specified Person.

        (m)  "Bank" means Springfield First Community Bank, a Missouri state chartered bank headquartered in Springfield, Missouri and a wholly owned subsidiary of the Company.

        (n)   "Business Day" means any day except Saturday, Sunday and any day on which banks in Springfield, Missouri, are authorized or required by law or other government action to close.

        (o)   "Code" means the Internal Revenue Code of 1986, as amended, and any rules, regulations and guidance promulgated thereunder.

        (p)   "Company Articles of Incorporation" means the Articles of Incorporation of Springfield Bancshares, Inc.

        (q)   "Company Benefit Plan" means any: (i) qualified or nonqualified "employee pension benefit plan" (as defined in Section 3(2) of ERISA) or other deferred compensation or retirement plan or arrangement; (ii) "employee welfare benefit plan" (as defined in Section 3(1) of ERISA) or other health, welfare or similar plan or arrangement; (iii) "employee benefit plan" (as defined in Section 3(3) of ERISA); (iv) equity-based compensation plan or arrangement (including any stock option, stock purchase, stock ownership, stock appreciation, restricted stock, restricted stock unit, phantom stock or similar plan, agreement or award); (v) other compensation, severance, bonus, profit-sharing or incentive plan or arrangement; or (vi) change in control agreement or employment or severance agreement, in each case with respect to clauses (i) through (vi) of this definition, that are maintained by, sponsored by, contributed to, or required to be contributed to, by the Company or any of its Subsidiaries for the benefit of any current or former employee, officer or director of the Company or any of its Subsidiaries, or any beneficiary thereof. Notwithstanding any of the foregoing, the "Company Benefit

Plan" shall not include any plan, benefit or arrangement sponsored or maintained by any professional employer organization (PEO) or other staffing organization that is not the Company or any ERISA Affiliate.

        (r)   "Company Board" means the board of directors of the Company.

        (s)   "Company Bylaws" means the Bylaws of Springfield Bancshares, Inc., as amended.

        (t)    "Company Common Stock" means the common stock, $0.01 par value per share, of the Company.

        (u)   "Company ERISA Affiliate" means each "person" (as defined in Section 3(9) of ERISA) that is treated as a single employer with the Company or any of its Subsidiaries for purposes of Section 414 of the Code.

        (v)   "Company Equity Award" means any outstanding Company Stock Option, Company RSU, stock appreciation right, restricted stock award, or other equity award granted under a Company Stock Plan.

        (w)  "Company Stockholder Approval" means the adoption and approval of this Agreement by the stockholders of the Company, in accordance with the GBCLM and Company Articles of Incorporation.

        (x)   "Contemplated Transactions" means all of the transactions contemplated by this Agreement, including: (i) the Merger; (ii) the performance by Acquiror and the Company of their respective covenants and obligations under this Agreement; and (iii) Acquiror's issuance of shares of Acquiror Common Stock pursuant to the Registration Statement and cash in exchange for shares of Company Common Stock.

        (y)   "Contract" means any agreement, contract, obligation, promise or understanding (whether written or oral and whether express or implied) that is legally binding: (i) under which a Person has or may acquire any rights; (ii) under which such Person has or may become subject to any obligation or liability; or (iii) by which such Person or any of the assets owned or used by such Person is or may become bound.

        (z)   "Control," "Controlling" or "Controlled" when used with respect to any specified Person, means the power to vote twenty-five percent (25%) or more of any class of voting securities of a Person, the power to control in any manner the election of a majority of the directors or partners of such Person, or the power to exercise a controlling influence over the management or policies of such Person.

        (aa) "Company Stock Plans" means the Springfield Bancshares Inc. 2008 Stock Option Plan.

        (bb) "CRA" means the Community Reinvestment Act, as amended.

        (cc) "DGCL" means the Delaware General Corporation Law, as amended.

        (dd) "Deposit Insurance Fund" means the fund that is maintained by the FDIC to allow it to make up for any shortfalls from a failed depository institution's assets.

        (ee) "Derivative Transactions" means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, prices, values, or other financial or nonfinancial assets, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

        (ff)  "DOL" means the U.S. Department of Labor.

        (gg) "Environment" means surface or subsurface soil or strata, surface waters and sediments, navigable waters, groundwater, drinking water supply and ambient air.

        (hh) "Environmental Laws" means any federal, state or local law, statute, ordinance, rule, regulation, code, Order, permit or other legally binding requirement applicable to the business or assets of the Company or any of its Subsidiaries that imposes liability or standards of conduct with respect to the Environment and/or Hazardous Materials.

         (ii)  "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

        (jj)   "Exchange Act" means the Securities Exchange Act of 1934, as amended.

        (kk) "Excluded Shares" means any shares of Company Common Stock owned by the Company or Acquiror, in each case other than shares held in any Company Benefit Plan or related trust accounts or otherwise held in a fiduciary or agency capacity or as a result of debts previously contracted.

        (ll)   "FDIC" means the Federal Deposit Insurance Corporation.

        (mm)  "Federal Reserve" means the Board of Governors of the Federal Reserve System or the appropriate Federal Reserve Bank acting under delegated authority.

        (nn) "GAAP" means generally accepted accounting principles in the U.S. in effect from time to time.

        (oo) "GBCLM" means the General and Business Corporation Law of Missouri, as amended.

        (pp) "Hazardous Materials" means any hazardous, toxic or dangerous substance, waste, contaminant, pollutant, gas or other material that is classified as such under Environmental Laws or is otherwise regulated under Environmental Laws.

        (qq) "IRS" means the U.S. Internal Revenue Service.

        (rr)  "Immediate Family Member" means a Person's spouse, parents, stepparents, children, stepchildren, mothers and fathers-in-law, sons and daughters-in-law, siblings, brothers and sisters-in-law, and any other Person (other than a tenant or employee) sharing such Person's household.

        (ss)  "Knowledge" means, assuming due inquiry under the facts or circumstances, the actual knowledge of the chief executive officer, president, chief financial officer, chief credit officer or general counsel of Acquiror or the Company, as the context requires.

        (tt)  "Legal Requirement" means any federal, state, local, municipal, foreign, international, multinational or other Order, constitution, law, ordinance, regulation, rule, policy statement, directive, statute or treaty.

        (uu) "Material Adverse Effect" as used with respect to a party, means an event, circumstance, development, change, effect or occurrence which, individually or together with any other event, condition or circumstance, change, effect or occurrence: (i) is materially adverse to the business, financial condition, assets, properties, liabilities, rights, obligations or operations of the Company or results of operations of such party and its Subsidiaries, taken as a whole; or (ii) materially impairs or delays, or reasonably could be expected to materially impair or delay, the ability of such party to perform its obligations under this Agreement or to consummate the Merger and the other Contemplated Transactions on a timely basis; provided that, in determining whether a Material Adverse Effect has occurred, there shall not include any circumstance, development, effect, event, condition or occurrence, directly or indirectly, arising out of or attributable to or resulting from: (A) changes in Legal Requirements and the interpretation of such Legal Requirements by courts or governmental authorities; (B) changes in GAAP or regulatory accounting requirements or the enforcement, implementation or interpretation thereof; (C) changes or events generally affecting banks, bank holding companies or financial holding companies, or the economy or the financial, securities or credit markets, including changes in prevailing interest rates, liquidity and quality, currency exchange rates, price levels or trading volumes in the U.S. or foreign securities markets; (D) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, armed hostilities or terrorism, or the escalation or worsening thereof, or the occurrence of any military or terrorist attack upon or within the United States; (E) the effects of the actions expressly permitted or required by this Agreement or that are taken with the prior written consent of the other party in contemplation of the Contemplated Transactions, including the costs and expenses associated therewith and the response or reaction of customers, vendors, licensors, investors or employees; (F) failure, in and of itself, to meet internal or other estimates, projections or forecasts of revenue, net income or any other measure of financial performance, but not, in any such case, including the underlying causes thereof; (G) the announcement, pendency or completion of the Contemplated Transactions contemplated by this Agreement, including losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with the Company and its business; or (H) any natural or man-made disaster or acts of God; except with respect to clauses (A), (B), (C) and (D), to the extent that the effects of such change are disproportionately adverse to the financial condition, results of operations or business of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate.

        (vv) "Nasdaq Rules" means the listing rules of the Nasdaq Global Market.

        (ww)  "Order" means any award, decision, injunction, judgment, order, ruling, extraordinary supervisory letter, policy statement, memorandum of understanding, resolution, agreement, directive, subpoena or verdict entered, issued, made, rendered or required by any court, administrative or other governmental agency, including any Regulatory Authority, or by any arbitrator.

        (xx) "Ordinary Course of Business" shall include any action taken by a Person only if such action is consistent with the past practices of such Person and is similar in nature and magnitude to actions customarily taken in the ordinary course of the normal day-to-day operations of such Person.

        (yy) "OREO" means real estate owned by a Person and designated as "other real estate owned."

        (zz) "Outstanding Company Shares" means the shares of Company Common Stock issued and outstanding immediately prior to the Effective Time.

        (aaa)  "PBGC" means the U.S. Pension Benefit Guaranty Corporation.

        (bbb)  "Person" means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, foundation, joint venture, estate, trust, association, organization, labor union or other entity or Regulatory Authority.

        (ccc)  "Proceeding" means any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any judicial or governmental authority, including a Regulatory Authority, or arbitrator.

        (ddd)  "Proxy Statement" means a proxy statement prepared by the Company for use in connection with the Company Stockholders' Meeting, all in accordance with the rules and regulations of the SEC.

        (eee)  "Registration Statement" means a registration statement on Form S-4 or other applicable form under the Securities Act covering the shares of Acquiror Common Stock to be issued pursuant to this Agreement, which shall include the Proxy Statement.

        (fff) "Regulatory Authority" means any federal, state or local governmental body, agency, court or authority that, under applicable Legal Requirements: (i) has supervisory, judicial, administrative, police, enforcement, taxing or other power or authority over the Company, Acquiror, or any of their respective Subsidiaries; (ii) is required to approve, or give its consent to, the Contemplated Transactions; or (iii) with which a filing must be made in connection therewith.

        (ggg)  "Representative" means with respect to a particular Person, any director, officer, manager, employee, agent, consultant, advisor or other representative of such Person, including legal counsel, accountants and financial advisors.

        (hhh)  "Requisite Regulatory Approvals" means all necessary documentation, applications, notices, petitions, filings, permits, consents, approvals and authorizations from all applicable Regulatory Authorities for approval of the Contemplated Transactions.

        (iii)  "SEC" means the Securities and Exchange Commission.

        (jjj)  "Securities Act" means the Securities Act of 1933, as amended.

        (kkk)  "Subsidiary" with respect to any Person means an affiliate controlled by such Person directly or indirectly through one or more intermediaries.

        (lll)  "Superior Proposal" means a bona fide written Acquisition Proposal (with all references to "15%" in the definition of Acquisition Proposal being treated as references to "50%" for these purposes) which Company Board concludes in good faith to be more favorable from a financial point of view to the Company's stockholders than the Merger and the other Contemplated Transactions, (i) after consulting with its financial advisor (which may be D.A. Davidson & Co. or any nationally recognized investment banking firm), (ii) after taking into account the likelihood and timing of consummation of the proposed transaction on the terms set forth therein and (iii) after taking into account all legal (after consultation with outside counsel), financial (including the financing terms of any such proposal, if any), regulatory and other aspects of such proposal and any other relevant factors permitted under applicable Legal Requirements.

        (mmm)  "Tax" means any tax (including any income tax, gross receipts tax, production tax, transfer tax, registration tax, profits tax, license tax, lease tax, service tax, service use tax, withholding tax, franchise tax, capital gains tax, value-added tax, sales tax, excise tax, property (real or personal) tax, real property gains tax, use tax, payroll tax, employment tax, unemployment tax, severance tax, environmental tax, stamp tax, occupation tax, premium tax, gift tax, windfall profits tax or estate tax), levy, assessment, tariff, duty (including any customs duties), deficiency assessment or other fee, and any related charge or amount (including any fine, penalty, interest or addition to tax), imposed, assessed or collected by or under the authority of any Regulatory Authority or payable pursuant to any tax-sharing agreement or any other Contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency or fee.

        (nnn)  "Tax Return" means any return (including any information return), report, declaration, claim for refund, statement, schedule, notice, form or other document or information filed with or submitted to, or required to be filed with or submitted to, any Regulatory Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Legal Requirement relating to any Tax, including any schedule or attachment thereto, and including any amendment thereof.

        (ooo)  "Transition Date" means, with respect to any Covered Employee, the date Acquiror commences providing benefits to such employee with respect to each New Plan and that immediately follows the termination of the corresponding Old Plan; provided that in the case of any Company Benefit Plan that Acquiror requires to be terminated on or before the Effective Time, the Transition Date will be no later than the Effective Time.

        (ppp)  "Treasury Regulations" means the final and temporary regulations of the United States Treasury Department promulgated under the Code, as amended from time to time.

        (qqq)  "U.S." means the United States of America.

        Section 12.2    Principles of Construction.

        (a)   In this Agreement, unless otherwise stated or the context otherwise requires, the following uses apply: (i) actions permitted under this Agreement may be taken at any time and from time to time in the actor's sole discretion; (ii) references to a statute shall refer to the statute and any successor statute, and to all regulations promulgated under or implementing the statute or its successor, as in effect at the relevant time; (iii) in computing periods from a specified date to a later specified date, the words "from" and "commencing on" (and the like) mean "from and including," and the words "to," "until" and "ending on" (and the like) mean "to, but excluding"; (iv) references to a governmental or quasi-governmental agency, authority or instrumentality shall also refer to a regulatory body that succeeds to the functions of the agency, authority or instrumentality; (v) indications of time of day mean Central Time; (vi) "including" means "including, but not limited to"; (vii) all references to sections, schedules and exhibits are to sections, schedules and exhibits in or to this Agreement unless otherwise specified; (viii) all words used in this Agreement will be construed to be of such gender or number as the circumstances and context require; (ix) the captions and headings of articles, sections, schedules and exhibits appearing in or attached to this Agreement have been inserted solely for convenience of reference and shall not be considered a part of this Agreement nor shall any of them affect the meaning or interpretation of this Agreement or any of its provisions; and (x) any reference to a document or set of documents in this Agreement, and the rights and obligations of the parties under any such documents, means such document or documents as amended from time to time, and any and all modifications, extensions, renewals, substitutions or replacements thereof.

        (b)   The confidential schedules of each of the Company and Acquiror referred to in this Agreement (the "Company Disclosure Schedules" and the "Acquiror Disclosure Schedules", respectively, and collectively the "Schedules") shall consist of items, the disclosure of which with respect to a specific party is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained herein or to one or more covenants contained herein, which Schedules were delivered by each of the Company and Acquiror to the other before the date of this Agreement; provided that: (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect; (ii) the mere inclusion of an item in the Company Disclosure Schedules or Acquiror Disclosure Schedules as an exception to a representation or warranty shall not be deemed an admission by the Company or Acquiror, as applicable, that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect; and (iii) any disclosures made with respect to a section of the Agreement shall be deemed to qualify (A) any other section of the Agreement specifically referenced or cross-referenced and (B) other sections of the Agreement to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections. In the event of any inconsistency between the statements in the body of this Agreement and those in the Schedules (other than an exception expressly set forth as such in the Schedules), the statements in the body of this Agreement will control. For purposes of this Agreement, "Previously Disclosed" means, with respect to the Company, information set forth by the Company in the Company Disclosure Schedules and, with respect to Acquiror, information set forth by Acquiror in the Acquiror Disclosure Schedules.

        (c)   All accounting terms not specifically defined herein shall be construed in accordance with GAAP.

        (d)   With regard to each and every term and condition of this Agreement and any and all agreements and instruments subject to the terms hereof, the parties hereto understand and agree that the same have or has been mutually negotiated, prepared and drafted, and that if at any time the parties hereto desire or are required to interpret or construe any such term or condition or any agreement or instrument subject hereto, no consideration shall be given to the issue of which party hereto actually prepared, drafted or requested any term or condition of this Agreement or any agreement or instrument subject hereto.

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[SIGNATURE PAGE FOLLOWS]

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers on the day and year first written above.

ACQUIROR:			COMPANY:
QCR HOLDINGS, INC.			SPRINGFIELD BANCSHARES, INC.
By:	/s/ DOUGLAS M. HULTQUIST		By:	/s/ ROBERT C. FULP
	Name:	Douglas M. Hultquist		Name:	Robert C. Fulp
	Title:	President and Chief Executive Officer		Title:	Chairman and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Appendix B

Section 455 of the General and Business Corporation Law of Missouri

R.S.MO.§351.455. Shareholder entitled to appraisal and payment of fair value, when—remedy exclusive, when.—

        1.     Any shareholder shall be deemed a dissenting shareholder and entitled to appraisal under this section if such shareholder:

          (1)   Owns stock of a corporation which is a party to a merger or consolidation as of the record date for the meeting of shareholders at which the plan of merger or consolidation is submitted to a vote;

          (2)   Files with the corporation before or at such meeting a written objection to such plan of merger or consolidation;

          (3)   Does not vote in favor thereof if the shareholder owns voting stock as of such record date; and

          (4)   Makes written demand on the surviving or new corporation within twenty days after the merger or consolidation is effected for payment of the fair value of such shareholder's shares as of the day before the date on which the vote was taken approving the merger or consolidation.

        2.     The surviving or new corporation shall pay to each such dissenting shareholder, upon surrender of his or her certificate or certificates representing said shares in the case of certificated shares, the fair value thereof. Such demand shall state the number and class of the shares owned by such dissenting shareholder. Any shareholder who:

          (1)   Fails to file a written objection prior to or at such meeting;

          (2)   Fails to make demand within the twenty-day period; or

          (3)   In the case of a shareholder owning voting stock as of such record date, votes in favor of the merger or consolidation;

shall be conclusively presumed to have consented to the merger or consolidation and shall be bound by the terms thereof and shall not be deemed to be a dissenting shareholder.

        3.     Notwithstanding the provisions of subsection 1 of section 351.230, notice under the provisions of subsection 1 of section 351.230 stating the purpose for which the meeting is called shall be given to each shareholder owning stock as of the record date for the meeting of shareholders at which the plan of merger or consolidation is submitted to a vote, whether or not such shareholder is entitled to vote.

        4.     If within thirty days after the date on which such merger or consolidation was effected the value of such shares is agreed upon between the dissenting shareholder and the surviving or new corporation, payment therefor shall be made within ninety days after the date on which such merger or consolidation was effected, upon the surrender of his or her certificate or certificates representing said shares in the case of certificated shares. Upon payment of the agreed value the dissenting shareholder shall cease to have any interest in such shares or in the corporation.

        5.     If within such period of thirty days the shareholder and the surviving or new corporation do not so agree, then the dissenting shareholder may, within sixty days after the expiration of the thirty-day period, file a petition in any court of competent jurisdiction within the county in which the registered office of the surviving or new corporation is situated, asking for a finding and determination of the fair value of such shares, and shall be entitled to judgment against the surviving or new corporation for the amount of such fair value as of the day prior to the date on which such vote was taken approving such merger or consolidation, together with interest thereon to the date of such

B-1

judgment. The judgment shall be payable only upon and simultaneously with the surrender to the surviving or new corporation of the certificate or certificates representing said shares in the case of certificated shares. Upon the payment of the judgment, the dissenting shareholder shall cease to have any interest in such shares, or in the surviving or new corporation. Such shares may be held and disposed of by the surviving or new corporation as it may see fit. Unless the dissenting shareholder shall file such petition within the time herein limited, such shareholder and all persons claiming under such shareholder shall be conclusively presumed to have approved and ratified the merger or consolidation, and shall be bound by the terms thereof.

        6.     The right of a dissenting shareholder to be paid the fair value of such shareholder's shares as herein provided shall cease if and when the corporation shall abandon the merger or consolidation.

        7.     When the remedy provided for in this section is available with respect to a transaction, such remedy shall be the exclusive remedy of the shareholder as to that transaction, except in the case of fraud or lack of authorization for the transaction.

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Appendix C

FORM OF VOTING AND SUPPORT AGREEMENT

        THIS VOTING AND SUPPORT AGREEMENT (this "Agreement") is entered into as of April 17, 2018, among QCR HOLDINGS, INC., a Delaware corporation ("Acquiror"), SPRINGFIELD BANCSHARES, INC., a Missouri corporation (the "Company"), and those individuals whose names appear on the signature page of this Agreement and who own or control the voting of any shares of common stock of the Company (such shareholders collectively referred to in this Agreement as the "Principal Shareholders," and individually as a "Principal Shareholder").

RECITALS

        A.    As of the date of this Agreement, each Principal Shareholder is the owner or controls the vote of the number of shares of the Company's common stock, $0.01 par value per share ("Company Stock"), as is set forth opposite such Principal Shareholder's name on the signature page attached to this Agreement.

        B.    Acquiror is contemplating the acquisition of the Company by means of a merger (the "Merger") of the Company with and into Acquiror, all pursuant to an Agreement and Plan of Merger, dated as of April 17, 2018 (the "Merger Agreement"), between Acquiror and the Company.

        C.    Acquiror and the Company are unwilling to expend the substantial time, effort and expense necessary to implement the Merger, including applying for and obtaining necessary approvals of Regulatory Authorities, unless the Principal Shareholders enter into this Agreement.

        D.    Each Principal Shareholder believes it is in his or her best interest as well as the best interest of the Company for Acquiror and the Company to consummate the Merger.

AGREEMENTS

        In consideration of the foregoing and the respective covenants and agreements of the parties set forth in this Agreement, and as an inducement to Acquiror and the Company to enter into the Merger Agreement and to incur the expenses associated with the Merger, the parties to this Agreement, intending to be legally bound, agree as follows:

        Section 1.    Definitions; Construction.    All terms that are capitalized and used in this Agreement (and are not otherwise specifically defined in this Agreement) shall be used in this Agreement as defined in the Merger Agreement. The parties incorporate by this reference the principles of construction set forth in Section 12.2 of the Merger Agreement.

        Section 2.    Representations and Warranties.    Each Principal Shareholder represents and warrants that as of the date of this Agreement, he or she:

          (a)   owns beneficially and of record the number of shares of Company Stock as is set forth opposite such Principal Shareholder's name on the signature page attached to this Agreement;

          (b)   has the sole, or joint with any other Principal Shareholder, voting power with respect to such shares of Company Stock; and

          (c)   has all necessary power and authority to enter into this Agreement and further represents and warrants that this Agreement is the legal, valid and binding agreement of such Principal Shareholder, and is enforceable against such Principal Shareholder in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other Legal Requirements affecting creditors' rights generally and subject to general principles of equity.

        Section 3.    Voting Agreement.    Each Principal Shareholder agrees that at any meeting of the Company's shareholders however called, and in any action by written consent of the Company's shareholders, such Principal Shareholder shall vote, or cause to be voted, all shares of Company Stock now or at any time hereafter owned or controlled by him or her at the time of such meeting of the Company's shareholders:

          (a)   in favor of the Merger and the other Contemplated Transactions as described in the Merger Agreement;

          (b)   against any Acquisition Proposal involving any party other than Acquiror or an Affiliate of Acquiror; and

          (c)   against any action or agreement that would result in a material breach of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement.

        Section 4.    Additional Covenants.    Except as required by law, each Principal Shareholder agrees that he or she will:

          (a)   not, and will not permit any of his or her Affiliates prior to the Effective Time to, sell, assign, transfer or otherwise dispose of, or permit to be sold, assigned, transferred or otherwise disposed of, any Company Stock owned of record or beneficially by such Principal Shareholder, whether such shares of Company Stock are owned of record or beneficially by such Principal Shareholder on the date of this Agreement or are subsequently acquired by any method, except: (i) for transfers by will or by operation of law (in which case this Agreement shall bind the transferee); (ii) a transfer for estate and tax planning purposes, subject in each case to the transferee agreeing in writing to be bound by the terms of this Agreement; (iii) with the prior written consent of Acquiror (which consent shall not be unreasonably withheld, delayed or conditioned), for any sales, assignments, transfers or other dispositions necessitated by hardship; or (iv) as Acquiror may otherwise agree in writing;

          (b)   cause any of his or her Affiliates to cooperate fully with Acquiror in connection with the Merger Agreement and the Contemplated Transactions; and

          (c)   execute and deliver such additional instruments and documents and take such further action as is reasonably necessary to effectuate and comply with his or her respective obligations under this Agreement.

        Section 5.    No Economic Benefit.    Nothing contained in this Agreement shall be deemed to vest in Acquiror any direct or indirect ownership or incidence of ownership of or with respect to any of the Company Stock. All rights, ownership and economic benefits of and relating to the Company Stock shall remain and belong to the applicable shareholder and Acquiror shall have no power or authority to direct any shareholder in the voting of any of the Company Stock or the performance by any shareholder of its duties or responsibilities as a shareholder of the Company, except as otherwise provided in this Agreement. For the avoidance of doubt, this is a voting and support agreement only, and is not to be interpreted as a written consent to the Merger or as granting Acquiror a proxy to vote the Company Stock subject to this Agreement.

        Section 6.    Termination.    Notwithstanding any other provision of this Agreement, this Agreement shall automatically terminate on the earlier of: (i) the date on which the Merger Agreement is terminated in accordance with its terms; (ii) the favorable vote of Company shareholders with respect to approval of the Merger Agreement; (iii) the date, if any, on which the Company publicly discloses that the Company Board has withdrawn, qualified or adversely modified its recommendation to the shareholders of the Company that the Company's shareholders vote in favor of the adoption of the Merger Agreement, in each case because the Company Board has determined in good faith, after consultation with outside counsel, that to, or to continue to, recommend the Merger Agreement to the

Company's shareholders would result in a violation of its fiduciary duties under applicable law; or (iv) December 31, 2018.

        Section 7.    Amendment and Modification.    This Agreement may be amended, modified or supplemented at any time by the written approval of such amendment, modification or supplement by the Company, Acquiror and all of the Principal Shareholders.

        Section 8.    Entire Agreement.    This Agreement evidences the entire agreement among the parties to this Agreement with respect to the matters provided for in this Agreement and there are no agreements, representations or warranties with respect to the matters provided for in this Agreement other than those set forth in this Agreement and in the Merger Agreement and any written agreements related to the Merger Agreement. Except for the Merger Agreement, this Agreement supersedes any agreements among any of the Company, its shareholders or Acquiror concerning the acquisition, disposition or control of any Company Stock.

        Section 9.    Absence of Control.    Subject to any specific provisions of this Agreement, it is the intent of the parties to this Agreement that Acquiror by reason of this Agreement shall not be deemed (until consummation of the Contemplated Transactions) to control, directly or indirectly, the Company and shall not exercise, or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of the Company.

        Section 10.    Informed Action.    Each Principal Shareholder acknowledges that he or she has had an opportunity to be advised by counsel of his or her choosing with regard to this Agreement and the transactions and consequences contemplated by this Agreement. Each Principal Shareholder further acknowledges that he or she has received a copy of the Merger Agreement and is familiar with its terms.

        Section 11.    Severability.    The parties agree that if any provision of this Agreement shall under any circumstances be deemed invalid or inoperative, this Agreement shall be construed with the invalid or inoperative provisions deleted and the rights and obligations of the parties shall be construed and enforced accordingly.

        Section 12.    Counterparts; Facsimile/PDF Signatures.    This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be executed and accepted by facsimile or portable data file (pdf) signature and any such signature shall be of the same force and effect as an original signature.

        Section 13.    Governing Law.    All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Delaware applicable to agreements made and wholly to be performed in such state without regard to conflicts of laws.

        Section 14.    Successors; Assignment.    This Agreement shall be binding upon and inure to the benefit of the Company and Acquiror, and their successors and permitted assigns, and the Principal Shareholders and their respective spouses, executors, personal representatives, administrators, heirs, legatees, guardians and other legal representatives. This Agreement shall survive the death or incapacity of any Principal Shareholder. This Agreement may be assigned only by Acquiror, and then only to an Affiliate of Acquiror.

        Section 15.    No Agreement as Director or Officer.    The parties to this Agreement acknowledge that each Principal Shareholder is entering into this Agreement solely in his or her capacity as a shareholder of the Company and, notwithstanding anything to the contrary in this Agreement, nothing in this Agreement is intended or shall be construed to require any Principal Shareholder, in his or her capacity as a director and/or officer of the Company and/or the Bank, as applicable, to act or fail to act in accordance with his or her fiduciary duties in such director and/or officer capacity and no such act or failure to act shall be deemed a breach of this Agreement. Furthermore, no Principal Shareholder makes any agreement or understanding in this Agreement in his or her capacity as a director and/or officer of the Company and/or the Bank. For the avoidance of doubt, nothing in this Section shall in any way limit, modify or abrogate any of the obligations of the Principal Shareholders under this Agreement to vote the shares owned by him or her in accordance with the terms of the Agreement and not to transfer any shares except as permitted by this Agreement.

        Section 16.    WAIVER OF JURY TRIAL.     EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY OR DISPUTE THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND THEREFORE EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS SECTION.

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[SIGNATURE PAGE FOLLOWS]

        IN WITNESS WHEREOF, the parties to this Agreement have executed and delivered this Agreement individually, or have caused this Agreement to be executed and delivered by their respective officers, on the day and year first written above.

ACQUIROR:			COMPANY:
QCR HOLDINGS, INC.			SPRINGFIELD BANCSHARES, INC.
By:			By:
	Name:	Douglas M. Hultquist		Name:	Robert C. Fulp
	Title:	President and Chief Executive Officer		Title:	Chairman and Chief Executive Officer

[Signature Page to Voting and Support Agreement]

PRINCIPAL SHAREHOLDERS	SHARES OWNED

Signature
Name
Signature
Name
Signature
Name
Signature
Name
Signature
Name

[Signature Page to Voting and Support Agreement]

Appendix D

April 16, 2018

Springfield Bancshares, Inc.
2006 South Glenstone Avenue
Springfield, Missouri 65804

Members of the Board:

        We understand that Springfield Bancshares, Inc., a Missouri corporation (the "Company") proposes to enter into an Agreement and Plan of Merger (the "Agreement") with QCR Holdings, Inc., a Delaware corporation ("Acquiror"), pursuant to which the Company will, subject to the terms and conditions set forth in the Agreement, merge with and into Acquiror (the "Merger"), with the Acquiror as the surviving entity in the Merger. The parties intend that the Merger qualify as a "reorganization" under the provisions of Section 368(a) of the Code, and that this Agreement be and hereby is adopted as a "plan of reorganization" within the meaning of Sections 354 and 361 of the Code. At the Effective Time each outstanding share of the common stock, par value $0.01 per share, of the Company (the "Company Common Stock"), other than any Excluded Shares, shall be converted into the right to receive $1.50 per share in cash, subject to Section 7.10 of the Agreement (the "Per Share Cash Consideration") and 0.3060 shares of Acquiror Common Stock (the "Per Share Stock Consideration" and together with the Per Share Cash Consideration, the "Per Share Merger Consideration"). The terms and conditions of the Merger are more fully set forth in the Agreement.

        Capitalized terms used herein without definition have the respective meanings ascribed to them in the Agreement.

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of the Company Common Stock (other than the Excluded Shares) of the Per Share Merger Consideration to be paid to such holders in the proposed Merger.

        In connection with preparing our opinion, we have reviewed, among other things:

  (i)
  reviewed a draft of the Agreement, dated April 6, 2018;

  (ii)
  reviewed certain internal financial projections and other financial and operating data concerning the business, operations and prospects of Company and Acquiror prepared by or at the direction of management of Company and Acquiror, as approved for our use by Company and Acquiror, respectively;

  (iii)
  discussed the past and current business, operations, financial condition, and prospects of the Company and the Acquiror, the strategic, financial, tax, and operational benefits expected to result from the Merger, and other matters we deemed relevant, with senior management of the Company, the Acquiror and their respective representatives;

  (iv)
  reviewed the current market environment generally and the banking environment in particular;

  (v)
  compared the proposed financial terms of the Merger with the publicly available financial terms of certain other transactions that we deemed relevant;

  (vi)
  compared the current and historical market prices and trading activity of the Acquiror Common Stock with that of certain other publicly-traded companies that we deemed relevant;

  (vii)
  considered the pro forma financial effects of the Merger, taking into consideration the amounts and timing of transaction costs, earnings estimates, potential cost savings, and other financial and accounting considerations in connection with the Merger;

  (viii)
  participated in discussions and negotiations among representatives of Company and Acquiror, and their respective financial and legal advisors;

  (ix)
  compared the value of the Per Share Merger Consideration to the valuation derived by discounting future cash flows and a terminal value of the Company's business based upon the Company's forecasts in the Merger at discount rates that we deemed appropriate;

  (x)
  reviewed the relative contributions of the Company and Acquiror to the combined company;

  (xi)
  compared the financial and operating performance of Company and Acquiror with publicly available information concerning certain other companies that we deemed relevant; and,

  (xii)
  such other financial studies, analyses and investigations and financial, economic and market criteria and other information as we considered relevant including discussions with management and other representatives and advisors of Company and Acquiror concerning the business, financial condition, results of operations and prospects of Company and Acquiror.

        In arriving at our opinion, we have, with your consent, assumed and relied upon the accuracy and completeness of all information that was publicly available or supplied or otherwise made available to, discussed with or reviewed by or for us. We have not independently verified (nor have we assumed responsibility for independently verifying) such information or its accuracy or completeness. We have not undertaken or been provided with any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or the Acquiror, and we did not make an independent appraisal or analysis of the Company or the Acquiror with respect to the Merger. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company or the Acquiror, and have not been provided with any reports of such physical inspections. We have assumed that there has been no material change in the Company's and the Acquiror's business, assets, financial condition, results of operations, cash flows or prospects since the date of the most recent financial statements provided to us, and that neither the Company nor the Acquiror is party to any material pending Merger, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Merger.

        With respect to the financial forecasts and other analyses (including information relating to certain pro forma financial effects of, and strategic implications and operational benefits anticipated to result from the Merger) provided to or otherwise reviewed by or for or discussed with us, we have been advised by management of the Company and the Acquiror, and have assumed with your consent, that such forecasts and other analyses were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company and the Acquiror as to the future financial performance of the Company and the Acquiror and the other matters covered thereby, and that the financial results (including the potential strategic implications and operational benefits anticipated to result from the Merger) reflected in such forecasts and analyses will be realized in the amounts and at the times projected. We assume no responsibility for and express no opinion as to these forecasts and analyses or the assumptions on which they were based. We have relied on the assurances of management of the Company and the Acquiror that they are not aware of any facts or circumstances that would make any of such information, forecasts or analyses inaccurate or misleading.

        We are not experts in the evaluation of loan and lease portfolios, classified loans or other real estate owned or in assessing the adequacy of the allowance for loan losses with respect thereto, and we did not make an independent evaluation or appraisal thereof, or of any other specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of the Company or the Acquiror or any of their respective subsidiaries. We have not reviewed any individual loan or credit files relating to the Company or the Acquiror. We have assumed, with your consent, that the respective allowances for loan and lease losses for both the Company and the Acquiror are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. We did not make an independent evaluation of the quality of the Company's or the Acquiror's deposit base, nor have we independently evaluated potential deposit concentrations or the deposit composition of the Company or the Acquiror. We did not make an independent evaluation of the quality of the Company's or the Acquiror's investment securities portfolio, nor have we independently evaluated potential concentrations in the investment securities portfolio of the Company or the Acquiror.

        We have assumed that all of the representations and warranties contained in the Agreement and all related agreements are true and correct in all respects material to our analysis, and that the Merger will be consummated in accordance with the terms of the Agreement, without waiver, modification or amendment of any term, condition or covenant thereof the effect of which would be in any respect material to our analysis. We also have assumed that all material governmental, regulatory or other consents, approvals, and waivers necessary for the consummation of the Merger will be obtained without any material adverse effect on the Company or the Acquiror or the contemplated benefits of the Merger. Further, we have assumed that the executed Agreement will not differ in any material respect from the draft Agreement, dated April 6, 2018 reviewed by us.

        We have assumed in all respects material to our analysis that the Company will remain as a going concern for all periods relevant to our analysis. We express no opinion regarding the liquidation value of the Company, the Acquiror or any other entity.

        Our opinion is limited to the fairness, from a financial point of view, of the Per Share Merger Consideration to be paid to the holders of the Company Common Stock (other than the Excluded Shares) in the proposed Merger. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Merger (including, without limitation, the form or structure of the Merger) or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into in connection with the Merger, including the fairness of the Merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, or as to the underlying decision by the Company to engage in the Merger. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of the Company, or any class of such persons, relative to the Per Share Merger Consideration to be paid to the holders of the Company Common Stock in the Merger, or with respect to the fairness of any such compensation. Our opinion does not take into account individual circumstances of specific holders with respect to control, voting or other rights which may distinguish such holders.

        We express no view as to, and our opinion does not address, the relative merits of the Merger as compared to any alternative business mergers or strategies, or whether such alternative mergers or strategies could be achieved or are available. In addition, our opinion does not address any legal, regulatory, tax or accounting matters, as to which we understand that the Company obtained such advice as it deemed necessary from qualified professionals.

        We do not express any opinion as to the value of any asset of the Company or the Acquiror whether at current market prices or in the future, or as to the price at which the Company, the

Acquiror or their assets could be sold in the future. We also express no opinion as to the price at which the Company Common Stock or the Acquiror Common Stock will trade following announcement of the Merger or at any future time.

        We have not evaluated the solvency or fair value of the Company or the Acquiror under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. This opinion is not a solvency opinion and does not in any way address the solvency or financial condition of the Company or the Acquiror. We are not expressing any opinion as to the impact of the Merger on the solvency or viability of the Company or the Acquiror or the ability of the Company or the Acquiror to pay their respective obligations when they come due.

        We have acted as the Company's financial advisor in connection with the Merger and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon consummation of the Merger. In addition, the Company has agreed to reimburse our reasonable expenses and indemnify us against certain liabilities arising out of our engagement.

        During the two years preceding the date of this letter, we have provided investment banking and other financial services to the Company for which we have received customary compensation. Such services during such period have included an annual valuation of the Company's common stock for the period ended December 31, 2016.

        In the ordinary course of our business, D.A. Davidson & Co. and its affiliates may actively trade or hold securities of the Acquiror for our own accounts or for the accounts of our customers and, accordingly, may at any time hold long or short positions in such securities. We may seek to provide investment banking or other financial services to the Company and the Acquiror in the future for which we would expect to receive compensation.

        This fairness opinion was reviewed and approved by a D.A. Davidson & Co. Fairness Opinion Committee.

        It is understood that this letter is for the information of the Board of Directors of the Company in connection with and for the purposes of its consideration of the Merger. This opinion is not intended to be and does not constitute a recommendation as to how the shareholders of the Company should vote or act with respect to the Merger or any matter relating thereto.

        This opinion is for the information of the Board of Directors of the Company and shall not be disclosed, referred to, published or otherwise used (in whole or in part), nor shall any public references to us be made, without our prior written consent, except that a copy of this opinion may be included in its entirety in any regulatory filing that the Company or the Acquiror is required to make in connection with the Merger if such inclusion is required by applicable law.

        Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Per Share Merger Consideration to be paid to the holders of the Company Common Stock (other than the Excluded Shares) in the Merger is fair, from a financial point of view, to such holders.

Very truly yours,

D.A. Davidson & Co.

PART II
Information Not Required in Prospectus

Item 20.    Indemnification of Directors and Officers.

        Delaware Law.    Section 145 of the DGCL permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or another enterprise if serving at the request of the corporation. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. In the case of an action by or in the right of the corporation, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or in the defense of any action, suit or proceeding referred to above, or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

        Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for payments of unlawful dividends or unlawful stock repurchases, redemptions or other distributions or (iv) for any transactions from which the director derived an improper personal benefit.

        Certificate of Incorporation and Bylaws.    Article IX of the Company's Certificate of Incorporation and Section 7.2 of the Company's Bylaws provide that the Company shall, to the full extent permitted by law, indemnify those persons whom the Company may indemnify pursuant thereto, and contain provisions substantially similar to Section 145 of the DGCL.

        Liability Insurance.    The Company has obtained directors' and officers' liability insurance. The policy provides for $15.0 million in coverage including prior acts dating to the Company's inception and liabilities under the Securities Act.

Item 21.    Exhibits and Financial Statement Schedules.

        (a)   Exhibits:

Exhibit Number		Description of Exhibit
2.1		Agreement and Plan of Merger between QCR Holdings, Inc. and Springfield Bancshares, Inc., dated as of April 17, 2018 (included as Appendix A to this proxy statement/prospectus).
3.1
Certificate of Incorporation of QCR Holdings, Inc., as amended (incorporated by reference to Exhibit 3.1 of the Registrant's Quarterly Report on Form 10-Q/A Amendment No. 1 for the period ended September 30, 2011).
3.2		Bylaws of QCR Holdings, Inc. (incorporated by reference to Exhibit 3.1 of the Registrant's Form 8-K dated as of November 20, 2015).
4.1
Amended and Restated Rights Agreement between QCR Holdings, Inc. and Quad City Bank and Trust Company dated as of May 8, 2013 (incorporated by reference to Exhibit 4.1 of Registrant's Form 8-K filed May 8, 2013).
4.2
First Amendment to Amended and Restated Rights Agreement between QCR Holdings, Inc. and Quad City Bank and Trust Company dated as of February 11, 2016 (incorporated by reference to Exhibit 4.1 of Registrant's Form 8-K filed on February 18, 2016).
4.3
Certain instruments defining the rights of holders of long-term debt of the Company, none of which authorize a total amount of indebtedness in excess of 10% of the total assets of the Company and its subsidiaries on a consolidated basis, have not been filed as exhibits. The Company hereby agrees to furnish a copy of any of these agreements to the SEC upon request.
5.1	**	Opinion of Barack Ferrazzano Kirschbaum & Nagelberg LLP.
8.1	**	Tax Opinion of Barack Ferrazzano Kirschbaum & Nagelberg LLP.
8.2	**	Tax Opinion of Stinson Leonard Street LLP.
23.1	*	Consent of RSM US LLP.
23.2	**	Consent of Barack Ferrazzano Kirschbaum & Nagelberg LLP (included in Exhibit 5.1).
23.3	**	Consent of Stinson Leonard Street LLP (included in Exhibit 8.2).
24.1	**	Powers of Attorney.
99.1	*	Form of proxy card of Springfield Bancshares, Inc.
99.2	**	Consent of D.A. Davidson & Co.
99.3	**	Consent of Timothy O'Reilly.

*
Filed herewith.

**
Previously filed.

Item 22:    Undertakings.

(a)
The undersigned Registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b)   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act, that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c)   (1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer/Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (2)   The Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to this registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (d)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (e)   The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (f)    The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Moline, State of Illinois, on this 17th day of May, 2018.

QCR HOLDINGS, INC.
By:	/s/ TODD A. GIPPLE Todd A. Gipple Executive Vice President, Chief Operating Officer and Chief Financial Officer

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date

* Patrick S. Baird	Chair of the Board of Directors	May 17, 2018
* Marie Z. Ziegler	Vice Chair of the Board of Directors	May 17, 2018
/s/ DOUGLAS M. HULTQUIST Douglas M. Hultquist	President, Chief Executive Officer and Director (Principal Executive Officer)	May 17, 2018
/s/ TODD A. GIPPLE Todd A. Gipple	Executive Vice President, Chief Operating Officer, Chief Financial Officer and Director (Principal Financial Officer)	May 17, 2018
* Elizabeth A. Grabin	Vice President, Controller & Director of Financial Reporting (Principal Accounting Officer)	May 17, 2018
* John-Paul E. Besong	Director	May 17, 2018
* Larry J. Helling	Director	May 17, 2018

Name		Title	Date

* Mark C. Kilmer		Director	May 17, 2018
* Linda K. Neuman		Director	May 17, 2018
* Michael L. Peterson		Director	May 17, 2018
* George T. Ralph III		Director	May 17, 2018
* Donna J. Sorensen		Director	May 17, 2018
By:	/s/ TODD A. GIPPLE Todd A. Gipple Attorney-in-fact May 17, 2018